Filed Pursuant to Rule 424(b)(4)
Registration No. 333-212449

18,420,000 Shares

Forterra, Inc.

Common Stock

$18.00 per share

This is the initial public offering of our common stock. We are offering 18,420,000 shares of our common stock. Prior to this offering, there has been no public market for our common stock. The initial public offering price per share is $18.00.

The selling stockholder has granted to the underwriters an option to purchase up to 2,763,000 additional shares of common stock. We will not receive any proceeds from the sale of shares by the selling stockholder.

Our common stock has been approved for listing on the NASDAQ Global Select Market under the symbol “FRTA.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 23 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$18.00	$331,560,000
Underwriting discount(1)	$0.99	$18,235,800
Proceeds to us (before expenses)	$17.01	$313,324,200

(1)	See “Underwriting” for a description of all underwriting compensation payable in connection with this offering.

The underwriters expect to deliver the shares to purchasers on or about October 25, 2016 through the book-entry facilities of The Depository Trust Company.

Joint Book-Running Managers

Goldman, Sachs & Co.	Citigroup	Credit Suisse

Barclays	Deutsche Bank Securities	RBC Capital Markets

Co-Managers

Oppenheimer & Co.	Stephens Inc.	SunTrust Robinson Humphrey

Prospectus dated October 19, 2016

FORTERRA

US PIPE

HP LOK

FORTERRA

We are responsible for the information contained in this prospectus, in any amendment or supplement to this prospectus and in any free-writing prospectus we prepare or authorize. We have not authorized anyone to provide you with different information, and we take no responsibility for and cannot provide any assurance as to the reliability of any other information others may give you. We are not, the selling stockholder is not and the underwriters are not, making an offer to sell shares of our common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than its date.

i

GENERAL INFORMATION

Industry and Market Data

We use market data and industry forecasts throughout this prospectus and, in particular, in the sections entitled “Prospectus Summary” and “Business.” Unless otherwise indicated, statements in this prospectus concerning our industries and the markets in which we operate, including our general expectations, competitive position, business opportunity and market size, growth and share, are based on publicly available information, periodic industry publications and surveys, government surveys and reports, including from the U.S. Census Bureau and the U.S. Environmental Protection Agency, or EPA, and reports by market research firms.

In this prospectus, when we refer to:

•	AWWA, we are referring to a publication prepared by the American Water Works Association, Buried No Longer: Confronting America’s Water Infrastructure Challenge (February 2012);

•	CBO, we are referring to a publication prepared by the Congress of the United States Congressional Budget Office, Public Spending on Transportation and Water Infrastructure, 1956 to 2014 (March 2015);

•	CMD Group, we are referring to a publication prepared by Construction Market Data Group LLC, Canadian Put-in-Place Construction Forecasts: Spring 2016 Edition (March 2016);

•	CMHC, we are referring to a publication prepared by the Canada Mortgage and Housing Corporation, Housing Market Outlook: Canada Edition (Second Quarter 2016);

•	Dodge, we are referring to a publication prepared by Dodge Data & Analytics, Construction Market Forecasting Service: The Next Five Years (March 2016);

•	Fannie Mae, we are referring to a publication prepared by the Federal National Mortgage Association, Housing Forecast (June 2016); and

•	Freedonia, we are referring to various studies prepared by Freedonia Custom Research, Inc. and/or Freedonia Group, Inc., including Construction Materials in the U.S., Eastern Canada and the UK Final Report (July 2014), which report was commissioned by our Predecessor in connection with its abandoned public offering, Precast Concrete Products (January 2015) and Total Pipe by Application (May 2016).

We have not independently verified market data and industry forecasts provided by any of these or any other third-party sources referred to in this prospectus, although we believe such market data and industry forecasts included in this prospectus are reliable. This information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in surveys of market size.

Management estimates are derived from the information and data referred to above, as well as our internal research, calculations and assumptions made by us based on our analysis of such information and data and our knowledge of our industries and markets, which we believe to be reasonable, although they have not been independently verified. While we believe that the market position information included in this prospectus is generally reliable, such information is inherently imprecise. Assumptions, expectations and estimates of our future performance and the future performance of the industries and markets in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections entitled “Risk Factors” and “Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

ii

Pro Forma Financial Information

In addition to our results presented under U.S. GAAP, or GAAP, in this prospectus we also present certain pro forma financial information that gives effect to the acquisition of our business from HeidelbergCement AG, certain acquisition transactions we have completed following the acquisition of our business from HeidelbergCement AG and certain other transactions, as discussed in greater detail in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” As a result of these transactions, our historical financial results do not reflect any impact or the full impact, as applicable, of these transactions, and our management believes it is important to discuss our pro forma financial information because it provides investors with additional context regarding our business. However, our pro forma financial information should not be considered independent of our audited and unaudited combined financial statements and the related notes included elsewhere in this prospectus and the pro forma financial statements included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

iii

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. The summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the risks discussed in the section entitled “Risk Factors” and our audited and unaudited combined Predecessor and Successor financial statements and the related notes, and our unaudited pro forma condensed combined financial information and the related notes, each included elsewhere in this prospectus, before making an investment decision to purchase shares of our common stock. Some of the statements in this summary constitute forward-looking statements. See “Forward-Looking Statements.”

On March 13, 2015, through an indirect wholly owned subsidiary, Lone Star Fund IX (U.S.), L.P. acquired the building products business of HeidelbergCement AG in the United States and Eastern Canada. Unless otherwise specified or where the context otherwise requires, references in this prospectus to “our,” “we,” “us,” the “Company” and “our business” (i) for the Predecessor periods prior to the completion of the acquisition described above, refer to the building products business of HeidelbergCement AG in the United States and Eastern Canada, (ii) for the Successor periods after completion of the acquisition described above, but prior to the internal reorganization transaction described below, the building products business of LSF9 Concrete Holdings Ltd in the United States and Eastern Canada and (iii) for the Successor periods after completion of the internal reorganization transaction in which LSF9 Concrete Holdings Ltd will transfer its building products business in the United States and Eastern Canada to Forterra, Inc., the operations of Forterra, Inc., in each case together with its consolidated subsidiaries. We are a holding company controlled and indirectly owned by Lone Star Fund IX (U.S.), L.P. and have a relatively short operating history as a stand-alone company.

All amounts in this prospectus are expressed in U.S. dollars unless specifically noted otherwise and the financial statements have been prepared in accordance with GAAP.

Our Company

We are a leading manufacturer of pipe and precast products by sales volume in the United States and Eastern Canada for a variety of water-related infrastructure applications, including water transmission, distribution and drainage. We provide critical infrastructure components for a broad spectrum of construction projects across residential, non-residential and infrastructure markets. Our extensive suite of end-to-end products covers “the First Mile to the Last Mile” of the water infrastructure grid, ranging from large diameter pipe that transports water to and from treatment centers and manages drainage along major transportation corridors, to smaller diameter pipe that delivers potable water to, and removes wastewater from, end users in residential and commercial settings. We employ a specialized technical salesforce, including engineers and field service representatives, which enables us to deliver a high degree of customer service, create tailored solutions and ensure our products meet project specifications to maximize applications in the field. Our product breadth, footprint in the United States and Eastern Canada and significant scale help make us a one-stop shop for water-related pipe and products, and a preferred supplier to a wide variety of customers, including contractors, distributors and municipalities.

We are a market leader within both of our business segments: Drainage Pipe & Products and Water Pipe & Products. In 2015, more than 75% of our pro forma net sales was generated from our concrete drainage pipe and precast products, ductile iron pipe, or DIP, and concrete pressure pipe products, product categories in which we hold a leading market share position by sales volume in the United States and Eastern Canada.

Our manufacturing and distribution network is the most extensive in the industry, allowing us to serve most major U.S. and Eastern Canadian markets. We operate 101 manufacturing facilities and currently have significant additional manufacturing capacity available in both of our segments, providing substantial room to increase production to meet short-cycle demand with minimal incremental investment. These strategically located facilities, which have a significant replacement cost, and our broad distribution network provide us with a local presence and the necessary proximity to our customers to minimize delivery time and distribution costs.

As one of the only companies of scale in our industry that manufactures both water drainage pipe and precast structures (used primarily for stormwater and drainage applications) and water transmission and distribution pipe (used primarily to transport potable water and as a component of wastewater systems), our complementary product portfolio is well positioned to serve both the projected $10.4 billion stormwater and wastewater infrastructure market and the projected $7.9 billion potable water transmission and distribution market, each based on Freedonia projections of 2018 total U.S. market demand. AWWA estimates that nearly $1 trillion will need to be spent from 2010 to 2035 to repair and upgrade aging water infrastructure in the United States. In December 2015, the Fixing America’s Surface Transportation Act, or the FAST Act, was enacted by the U.S. federal government authorizing $305.0 billion of funding over the following five years to upgrade transportation-related infrastructure, more than 70% of which relates to highway spending, which supports a key end market for our Drainage Pipe & Products business due to the stormwater, drainage and related needs associated with highway construction and improvement projects. As “Buy America” provisions become increasingly prevalent under federal law, we believe our domestic manufacturing footprint will be a competitive advantage. Additionally, within the water transmission and distribution markets, Dodge market forecasts suggest that new residential and non-residential construction starts, which remain well below long-term historical averages, are expected to grow from 2015 levels. We believe that our exposure to each of the residential, non-residential and infrastructure end markets will allow us to benefit from both secular and cyclical growth across each of these end markets. The residential, non-residential and infrastructure end markets in the United States and Eastern Canada have different growth drivers and operating dynamics, and the cyclical performance of these markets has historically been staggered during different stages of the broader economic cycle.

For the Predecessor period from January 1, 2015 to March 13, 2015, we generated net sales of $132.6 million, a net loss of $5.8 million and Adjusted EBITDA of $3.3 million, and for the Successor period from March 14, 2015 to December 31, 2015, we generated net sales of $722.7 million, a net loss of $82.8 million and Adjusted EBITDA of $60.2 million. In 2015, we generated pro forma net sales of $1,663.4 million, pro forma loss from continuing operations of $76.3 million and pro forma Adjusted EBITDA of $187.1 million. Adjusted EBITDA and pro forma Adjusted EBITDA are non-GAAP measures. See the section entitled “Non-GAAP Financial Information” for a description of how we define and calculate Adjusted EBITDA and pro forma Adjusted EBITDA, a reconciliation thereof to net income (loss) and pro forma income (loss) from continuing operations, respectively, and a description of why we believe these measures are important.

The following charts represent the pro forma net sales contribution by business segment for the 12 months ended December 31, 2015 and an estimated breakdown by end market for the same period. In 2015, excluding our corporate segment, 23% of both our Predecessor and Successor net sales and 53% of our pro forma net sales were generated by our Water Pipe & Products segment; and 61% and 60% of our Predecessor and Successor net sales, respectively, and 47% of our pro forma net sales were generated by our Drainage Pipe & Products segment. In 2015, we estimate that approximately 36% and 39% of our Predecessor and Successor net sales, respectively, and approximately 40% of our pro forma net sales were generated from residential construction activity; approximately 47% and 45% of our

Predecessor and Successor net sales, respectively, and approximately 34% of our pro forma net sales were generated from government-funded infrastructure projects; and approximately 17% and 16% of our Predecessor and Successor net sales, respectively, and approximately 26% of our pro forma net sales were generated from non-residential construction activity.

2015 Pro Forma Net Sales by Segment* and Estimated End Market

* Excludes Corporate and Other business segment.

Since being acquired from HeidelbergCement AG in 2015, we have undergone a significant transformation to become a leading water infrastructure company throughout the United States and Eastern Canada. As part of this transformation, we have:

•	Upgraded our senior leadership team, including a new CEO and CFO, both of whom have relevant public company leadership experience and manufacturing industry expertise

•	Rebranded our business to “Forterra” to strengthen and unify our corporate identity

•	Strengthened corporate functions to operate as a fully autonomous, standalone company

•	Implemented incentive compensation arrangements at the sales level to drive profitable growth and instill a strong performance culture

•	Launched numerous operational, commercial and cost savings initiatives throughout our businesses, targeting efficiency and profitability improvements from which we believe we have realized more than $21 million of year to date savings as of August 31, 2016 and will realize further substantial efficiencies

•	Executed our strategic acquisition strategy to build geographic scale and significantly enhance our extensive product offering with the acquisitions of Cretex Concrete Products, Inc., or Cretex, Sherman-Dixie Concrete Industries, Inc., or Sherman-Dixie, USP Holdings Inc., or U.S. Pipe, an industry leader in DIP manufacturing and sales, and Bio Clean Environmental Services, Inc. and Modular Wetland Systems, Inc., or together Bio Clean

•	Streamlined our product portfolio and refocused our efforts and resources on water infrastructure with strategic transactions, including the divestiture of our bricks and roof tile businesses

Our organic growth strategy is focused on leveraging our low-cost operations, high level of customer service and product innovation capabilities, as well as our product breadth and industry-leading scale, to cross-sell our products to existing customers to increase penetration and project wins and to gain market share through new customers. Operationally, we continue to focus on efficiency and productivity improvements to reduce costs and drive margin improvements.

We have built a strong operating platform and continuously evaluate acquisition opportunities to complement our organic growth and improve our market positions within the markets we serve. Over the past three years, seven strategic acquisitions (including three acquisitions completed by U.S. Pipe) have provided meaningful, ongoing synergy benefits. We believe that our success in acquiring businesses has been the result of our highly disciplined approach, continuous monitoring of potential targets (with a focus on culture and people, among other things), and a market view that Forterra is a strong partner given our scale, culture and recent growth. We believe significant acquisition opportunities at attractive prices are still available given the relatively fragmented landscape in several of the sub-markets in which we operate.

Our Segments

Drainage Pipe & Products.     We are the largest producer of concrete drainage pipe and precast products by sales volume in the United States and Eastern Canada. We have 75 manufacturing facilities across 30 states and two Canadian provinces. We believe our extensive product offering creates a compelling value proposition for our customers as it eliminates the need to engage multiple suppliers of stormwater and wastewater-related products for a single project, thereby maximizing efficiency and allowing our customers to meet more aggressive timetables. We also have the ability to custom-build products to complex specifications and regulations, further enhancing our ability to address customer needs. Our top ten Drainage Pipe & Products customers have an average tenure with us of approximately 17 years. Recently, we acquired concrete pipe and precast and related product manufacturers Cretex and Sherman-Dixie to further enhance our scale, geographic footprint and product portfolio.

Water Pipe & Products.     We are the largest producer of DIP and concrete pressure pipe by sales volume in the United States and Eastern Canada. We offer significant product breadth and depth and technical service, addressing our customers’ full range of water transmission and distribution needs. Our 26 manufacturing facilities are strategically located across the United States and Eastern Canada, with ample swing capacity available to support increased production levels as demand in the construction industry continues to improve. Furthermore, we believe our expansive distribution network allows us to achieve lead times among the shortest in the industry. Our top ten Water Pipe & Products customers have an average tenure with us of approximately 24 years. Recently, we acquired U.S. Pipe, a market leader within DIP, to diversify our product portfolio and enhance our service offering. U.S. Pipe’s recent acquisition history includes the acquisitions of Griffin Pipe Products Co., LLC, or Griffin Pipe, a manufacturer of DIP, the operations of Metalfit S.A de C.V and Metalfit, Inc., collectively Metalfit, a manufacturer of waterworks fittings and industrial castings, and Custom Fab, Inc., or Custom Fab, a fabricator of pipe primarily for the waterworks industry.

Key Segments	Drainage Pipe & Products	Water Pipe & Products

Products

Product Applications	Stormwater and wastewater infrastructure	Potable and wastewater transmission and distribution

2018 Estimated U.S. Demand[1]	$10.4bn	$7.9bn

Primary Market Channels	• Direct to Contractors • Distributors	• Distributors • Direct to Contractors, Municipalities and Utilities Waterworks

# of Manufacturing Facilities	75	26

[1]	Freedonia—Projected 2018 total market demand.

Our Competitive Strengths

Leading Market Positions with Unmatched Scale and Footprint.     We believe we are the largest manufacturer in the over $17.0 billion U.S. drainage and water transmission pipe market, as estimated by Freedonia. We believe we are a leader in the following major product categories: concrete drainage pipe and precast products, DIP and concrete pressure pipe. Our industry is relatively fragmented and local in nature due to the transportation costs associated with our products, particularly in the Drainage Pipe & Products business. Our industry has few participants of scale, and we are one of the only sizeable players with significant presence in both the Drainage Pipe & Products and Water Pipe & Products segments, with an extensive portfolio covering “the First Mile to the Last Mile” and a broad geographic footprint. Further, we have the most extensive manufacturing and distribution networks in the water transmission and infrastructure industry. We believe our geographic footprint enables us to win more large business projects than our local or regional competitors, as we can provide services to contractors and distributors across geographies and product categories. Additionally, due to our scale, we have purchasing power with suppliers, which reduces our operating costs and enhances our ability to win business in competitive bidding processes.

Well-positioned to Benefit from Attractive Industry Fundamentals.     Our exposure to each of the residential, non-residential and infrastructure end markets enables us to capitalize on the growth in demand and recovery in each of these end markets and diversifies our customer base. The construction industry is recovering, fueled by the continuing rebound in infrastructure, residential and non-residential activity. According to AWWA, water infrastructure in the United States will require nearly $1 trillion of investment for repairs and upgrades from 2010 to 2035. The U.S. and Canadian governments are committed to upgrading their aging infrastructure. The FAST Act allocates $305.0 billion to improving surface transportation infrastructure, and in its budget for 2016, the Canadian federal government proposed $11.9 billion (CAD) in infrastructure spending over the next five years, with $2.0 billion (CAD) in a clean water and wastewater fund and $2.2 billion (CAD) towards water, wastewater and waste management infrastructure. Additional secular industry trends support further infrastructure construction growth, including the growing demand for precast structure products, environmental regulations supporting on-site water management and continued urbanization. Furthermore, Dodge market forecasts suggest that both residential and non-residential construction starts will grow from 2015 levels, which remain well below the average of the most recent cyclical troughs, and significantly below the average annual starts since 1970. Lastly, we have a presence in each of the 40 most populous MSAs and ten most populous states, enabling us to benefit from the recovery in residential construction.

Complete Suite of Products to Serve Customers from “the First Mile to the Last Mile.”     We offer unmatched product breadth compared to our competitors in the United States and Eastern Canada. In our Water Pipe & Products segment, our complementary product portfolio of concrete and steel pressure pipe and DIP addresses the broad range of our customers’ water transmission and distribution needs. Our comprehensive suite of products incorporates large diameter pipe that transports water to treatment plants as well as smaller diameter pipe for distribution to residential users. In our Drainage Pipe & Products segment, our diversified product offering creates a one-stop shop for water-related pipe and products. Our drainage offering creates a compelling value proposition for customers by eliminating the need to seek multiple bids for a single project, helping maximize efficiency for time sensitive orders. Finally, our extensive product offering also creates cross-selling opportunities for our segments due to our broad and diversified customer base.

Attractive and Expanding Margins and Strong Cash Flow Profile.     Due to our increasing scale, cost cutting initiatives and our work toward integrating acquisitions, we have generated attractive and increasing margins, capitalizing on our low-cost operations and operating leverage. Our regional and local sales force, strategically located manufacturing facilities and broad distribution network allow us to serve our customers across the United States and Eastern Canada at a competitive cost with efficient procurement and operations. We expect to further increase our scale through acquisitions and, as a result, we expect to continue to generate purchasing power, operating leverage and cost saving opportunities. Furthermore, we have an ongoing strategy of implementing cost-cutting initiatives at our production plants. As of August 31, 2016, we have recognized year to date savings of more than $10 million, $9 million and $1 million from procurement, operational and commercial initiatives, respectively. We continue to roll out cost and productivity improvements at new sites and have identified new cost reduction opportunities in resale items, transportation, logistics and energy. Additionally, we have increased our margins and cash flow through operational improvement of acquired businesses. Our acquisition of Sherman-Dixie and U.S. Pipe’s acquisition of Griffin Pipe, specifically, provided consolidation opportunities with our existing plant network and improved the respective cost positions by reducing personnel and rationalizing older facilities.

Proven Ability to Identify, Close and Improve the Performance of Strategic Acquisitions.     Over the last three years, we have acquired three businesses in our Drainage Pipe & Products segment and four businesses in our Water Pipe & Products segment (including three acquisitions by U.S. Pipe). Our acquisition strategy focuses on targets that meet a stringent set of criteria: leading market positions with attractive margins, high growth geographies, potential for synergies and consolidation, new products and a focus on people development. Acquisitions enable us to improve our product mix and expand our geographic scope, helping us to win business from new customers, cross-sell additional products to existing customers and optimize pricing through the enhanced value created by our differentiated product offering. We believe that our success in acquiring businesses has been the result of our highly disciplined acquisition strategy, continuous monitoring of potential targets in an opportunity-rich landscape and focus on culture and people, among other things. We have effectively sourced and closed both smaller strategic transactions, and larger transformative deals. In both instances, we have successfully achieved meaningful cost and revenue synergies through the implementation of best practices and operational improvement initiatives in the acquired businesses.

In connection with our acquisitions of Cretex, Sherman-Dixie and U.S. Pipe, and U.S. Pipe’s acquisition of Griffin Pipe and Custom Fab, we have realized in excess of $45 million of synergies through cost savings.

Experienced Management Team with Proven Ability to Grow Businesses and Integrate Acquisitions.    Our management team, led by Jeff Bradley, our Chief Executive Officer, has a proven track record of increasing shareholder value and generating profitable growth, attractive margins and cash flow. Mr. Bradley and other key executives, including Matt Brown, the Chief Financial Officer, have relevant history managing public companies, as well as extensive experience in the manufacturing industry. Our management team has proven their ability to execute on our acquisition strategy, leading us in growth through three substantive acquisitions that almost doubled our 2015 historical net sales (excluding net sales from Cretex) on a pro forma basis. Further, Mr. Bradley and his team are continuing to execute a comprehensive program to drive commercial, operational and procurement excellence, as well as managing working capital to increase free cash flow.

Our Business Strategy

Our goal is to be our customers’ preferred provider of drainage pipe, water transmission pipe and related products. We intend to drive profitable growth in excess of the growth rates of the end markets in which we operate through the following key strategies:

Capitalize on Favorable, Multi-pronged Industry Growth Dynamics.     The multi-pronged cyclical recovery in our construction-related end markets is well underway. We expect to benefit from increased demand generated by growth in both residential and non-residential construction activity. Further, there is a significant need to improve North America’s aging water and highway infrastructure. Operationally, we believe we are well positioned in the water transmission and distribution industry to capitalize on the increased funding allocated to water infrastructure improvement. The FAST Act will be a key underlying driver for our business as it dedicates more than 70% of its total budget to highway spending, supporting our key infrastructure end market. Secular industry trends, including the continued shift in product preference to rigid and zinc-coated pipe, environmental regulations in support of on-site water management and continued urbanization, support further incremental growth. Our reputation, extensive product offering and coast-to-coast distribution network provide us with competitive advantages that we expect will fuel growth in excess of that offered by already attractive market dynamics underlying our businesses.

Increase Market Share by Leveraging Our Scale, “the First Mile to the Last Mile” Suite of Products and Go-to-Market Strategy.     Our scale enables us to be among the industry’s lowest cost producers, while our strategically located manufacturing facilities and broad distribution network allow us to meet the particular needs of our customers. Our existing swing capacity enables us to meet customer demand and well positions us to win small and large projects. Moreover, our large and scalable installed asset base will allow us to respond swiftly to growing demand without having to increase capacity.

Our “First Mile to the Last Mile” product portfolio enables us to be a complete solutions provider and to serve as a one-stop shop for water-related pipe and products, increasing our customers’ overall spend on our products. Our ability to offer both pipe and precast products helps us better serve our infrastructure-related markets and differentiates us from our competitors.

Our go-to-market strategy is based on three main pillars. First, we incentivize our highly specialized technical salesforce to focus on profitable growth while offering our products and value-added services. Second, we target our key customers with a robust cross-selling sales organization, marketing the benefits of ordering from one supplier. Lastly, we focus on the implementation of systematic pricing strategies across all of our product categories.

Leverage Our Commitment to Product Innovation and Technical Expertise to Optimize Product Mix and Capitalize on Market Opportunities.     We continuously explore new applications for our existing product portfolio and develop new products and solutions that allow us to stay at the forefront of the needs of the drainage and water pipe and products markets. Our technical salesforce also proactively reaches out to our customers on a regular basis to ensure that our customers are satisfied and our products adhere to project specifications. We have a long history of developing and seeking out innovative products to bring to market across both water-related segments, which include the recent introductions of Oystercrete, duct bank and metallic zinc coating. We will continue our innovation efforts, optimizing our portfolio through research and development and strategic acquisitions to expand our positions in attractive products and markets. Along with these initiatives, our specialized technical salesforce will continue to promote and support our existing specialty products to drive differentiation and growth.

Enhance Margins, Free Cash Flow and Returns Through Operational and Commercial Excellence.     We have successfully launched multiple operational initiatives focused on increasing plant efficiency and productivity. We expect to continue growing our margins through ongoing operational, commercial and cultural initiatives. We are working to leverage our information technology and financial systems to lower costs and implement systematic pricing across our business. We will continue to manage working capital and seek scale-driven procurement efficiency improvements through centralized purchasing and fixed overhead control and reduction. We intend to prioritize opportunities that generate attractive returns on invested capital. Further, our management team has emphasized a strong pay-for-performance culture that cultivates, challenges and compensates employees based on profitability and cash flow generation.

Accelerate Profitable Growth Through Strategic Acquisitions.     We believe that the relative fragmentation of some of our sub-markets creates an environment in which we can continue to acquire companies at attractive valuations to increase our scale, product breadth and geographic diversity. Over the past three years, we have acquired seven businesses—both tuck-in and transformative in nature—within the water drainage and transmission industry (including three acquisitions by U.S. Pipe). We continuously monitor potential targets to develop and maintain a diversified and actionable acquisition pipeline. Additional acquisitions would enable us to add adjacent products to our portfolio that could help us further penetrate our existing markets and expand our geographic footprint. By integrating these businesses and implementing our culture and operational best practices, we believe we can achieve significant further growth. We are focused on driving synergies, including those achievable as a result of our recent acquisitions, to reduce costs and increase our margins. We are in the process of executing a plan associated with our acquisitions of Cretex, Sherman-Dixie and U.S. Pipe. We believe that we can achieve significant synergies associated with these acquisitions. We expect cost savings synergies to come from procurement, eliminating redundant selling, general and administrative functions, and optimizing our plant network through consolidations to achieve operational efficiencies and freight cost reductions. In addition, we believe the U.S. Pipe Acquisition creates opportunity to increase market share in large diameter DIP by leveraging our geographic scope, cross-selling capabilities and existing contractor relationships.

Our Industry

In the United States and Eastern Canada, we are a market leader in each of the following core product categories: concrete drainage pipe and precast, ductile iron pipe and concrete pressure pipe.

Core Products

Drainage Pipe & Products

Drainage pipe has residential, non-residential and infrastructure applications. It is primarily used for storm water applications such as storm drains for roads and highways and for residential and non-residential site developments. In addition, drainage pipe and concrete precast structures are used for sanitary sewers, low-pressure sewer force mains, tunneled systems, treatment plant piping and utility tunnels. Freedonia estimates U.S. total market demand for sewer and drainage pipe and wastewater concrete precast structures to grow at a compound annual growth rate, or CAGR, of 7.4% from $7.2 billion in 2013 to $10.4 billion in 2018. We serve these markets primarily through our diverse portfolio of concrete drainage pipe, U.S. demand for which is expected to increase at a CAGR of 5.9% from 2013 to 2018, according to Freedonia estimates. Further, we serve the aforementioned markets with various precast structures, the demand for which Freedonia estimates to grow at a CAGR of 6.4% from 2013 to 2018. Rebounding levels of construction activity, replacement of aging stormwater and highway infrastructure and committed government funding programs are expected to support this growth. We typically sell our drainage pipe and precast concrete products to contractors that perform construction work for governments, residential and non-residential building owners and developers in markets across the United States and Eastern Canada.

Water Pipe & Products

Water pipe and products are primarily used for potable and wastewater transmission. Water transmission pipe demand comes from water supply construction, especially within municipalities and residential construction. Among these applications, potable water is expected to maintain the largest portion of U.S. demand, with projected growth at a CAGR of 8.2% from $5.3 billion in 2013 to $7.9 billion in 2018, according to Freedonia estimates. We serve these markets primarily through our diverse offering of DIP, prestressed concrete cylinder pipe and bar-wrapped pipe, as well as fittings and fabricated products.

Ductile iron inhibits corrosion, retains strength and prevents fractures better than cast iron and most other materials. Ductile iron also improves water flow compared to other materials, particularly plastic. U.S. market volume for DIP shipments (less than 24” diameter pipe) is expected to increase at a CAGR of 6.1% from 2013 to 2018, based on the key drivers of housing starts and waterline infrastructure spend, according to Freedonia estimates.

In larger diameters (greater than 24” diameter pipe), steel and concrete pipe are sturdier and more cost effective. Plastic pipe structural integrity is more dependent on firm soil bedding than concrete or steel, which can make engineers reluctant to use plastic in large diameters due to the increased installation cost. U.S. market demand for large diameter steel and concrete pipe is expected to increase at a CAGR of 4.6% from 2013 to 2018, based on increasing government spending on water infrastructure, according to Freedonia estimates.

Core End Markets

North American water infrastructure, aging and strained by a growing population, requires substantial, prolonged capital investment totaling nearly $1 trillion across the U.S. according to the AWWA. According to the EPA, the U.S. potable water and waste and storm water infrastructures require a cumulative $682 billion investment in repairs and expansions over the next 20 years, with pipe representing a substantial proportion of the total capital need. In Canada, per the Canadian Infrastructure Report Card, or CIRC, the replacement value for water infrastructure in “fair” to “very poor” condition areas totals $173.0 billion (CAD), where “fair” assets are defined as those with indicated deterioration and deficiencies and require attention and “very poor” assets are defined as near or beyond expected service life and unfit for sustained service, indicating that infrastructure reinvestment lags behind targeted levels.

We serve a range of infrastructure-related end markets. Based on the source of funding, we classify these construction markets into infrastructure, residential and non-residential.

Infrastructure

We estimate that 2015 sales to the infrastructure market represented 47% and 45% of our Predecessor and Successor net sales, respectively, and 34% of our pro forma net sales. Our main sales drivers in this market include the construction of streets, highways and storm and sanitary sewers. Though based on U.S. Census data and information from the CBO annual federal spending on transportation and water infrastructure hit a 30-year low on a per capita basis in 2014, we expect to benefit from several drivers in this market, as U.S. and Canadian federal funding dynamics and public infrastructure requirements support continued growth. At the U.S. federal level, the FAST Act demonstrates the U.S. government’s commitment to improving the country’s transportation infrastructure. More than 70% of the law’s budget is dedicated to highway spending, providing multi-year visibility on federal highway funding. As a U.S.-based company, we are well-positioned to benefit from this new spending, as the legislation steps up federal “Buy America” requirements from 60% in 2015 to 70% in 2020. In its budget for 2016, the Canadian federal government proposed $11.9 billion (CAD) in infrastructure spending over the next five years, with $2.0 billion (CAD) in a clean water and wastewater fund and $2.2 billion (CAD) towards water, wastewater and waste management infrastructure.

Residential Construction

We estimate that 2015 sales to the residential construction market represented 36% and 39% of our Predecessor and Successor net sales, respectively, and 40% of our pro forma net sales. These revenues were largely driven by new U.S. residential construction, which is recovering from historic lows reached during the financial crisis. Though new housing starts grew at a CAGR of 14% from 2010 to 2015, according to the U.S. Census Bureau, current levels remain substantially below long-term averages, as outlined in the graph below.

U.S. Residential Housing Starts

Source:    U.S. Census Bureau.

The new residential construction market is expected to continue to grow at a robust pace over the next few years, with Fannie Mae and CMHC forecasting a CAGR of 8% from 2015 to 2017 across the United States and Canada.

Non-residential Construction

We estimate that 2015 sales to the non-residential construction market represented 17% and 16% of our Predecessor and Successor net sales, respectively, and 26% of our pro forma net sales. These revenues were driven largely by new U.S. non-residential construction, and we believe we will continue to benefit from this market’s ongoing recovery from historical lows reached during the financial crisis. Though new non-residential construction starts grew, according to Dodge, at a CAGR of 7% from 2010 to 2015, current levels remain substantially below long-term average levels, as outlined in the graph below.

U.S. Non-Residential Starts

Source: Dodge and CMD Group

The non-residential construction market is expected to continue to grow at a CAGR of 8% from 2015 to 2017 across the United States and Canada, according to data from Dodge and CMD Group.

Recent Developments

Preliminary Financial Results for the Three Months Ending September 30, 2016

The following preliminary financial results for the three months ending September 30, 2016 do not include the results of J&G and Precast Concepts, which the Company acquired on October 14, 2016; includes only partial results of Bio Clean, which the Company acquired on August 4, 2016; and includes results for the Company’s bricks business, which the Company completed the disposition of to an affiliate on October 17, 2016. See “—Our History—Recent Transactions.”

We estimate that for the three months ended September 30, 2016, we will generate net sales of between $464.0 million and $484.0 million, income from operations, including our corporate segment, of between $45.0 million and $50.0 million and Adjusted EBITDA, including our corporate segment, of between $80.0 million and $85.0 million. Results for the quarter ending September 30, 2016 were negatively affected by significant adverse weather, which caused certain deliveries to be delayed, and other project delays.

In our Drainage Pipe & Products segment, we estimate that for the three months ended September 30, 2016, we will generate net sales of between $211.0 million and $219.0 million, income from operations of between $36.0 million and $38.0 million and Adjusted EBITDA of between $46.0 million and $48.0 million.

In our Water Pipe & Products segment, we estimate that for the three months ended September 30, 2016, we will generate net sales of between $215.0 million and $223.0 million, income from operations of between $23.0 million and $25.0 million and Adjusted EBITDA of between $41.0 million and $43.0 million.

In our Bricks segment, we estimate that for the three months ended September 30, 2016, we will generate net sales of between $38.0 million and $42.0 million, income from operations of between $2.5 million and $3.5 million and Adjusted EBITDA of between $5.0 million and $6.0 million.

In addition to net sales, we have also presented an estimated range for Adjusted EBITDA for the periods referenced above. Adjusted EBITDA is a non-GAAP financial measure and is being presented as a supplemental measure of financial performance that is not required by, or presented in accordance with, GAAP. We calculate Adjusted EBITDA as net income (loss) before interest expense, income tax benefit (expense), depreciation and amortization, and further adjusted for impairment and restructuring charges, gains or losses on the sale of property, plant and equipment, acquisition-related costs and costs associated with disposed sites.

We believe providing an estimated range of Adjusted EBITDA is important to an investor’s understanding of our performance for the reasons described in “Non-GAAP Financial Information,” notwithstanding that we are not yet able to provide any estimate of our net income, the most directly comparable GAAP financial measure, for the relevant periods.

We are not able to provide a reconciliation of Adjusted EBITDA to net income because we cannot quantify certain materially significant amounts that are necessary to calculate net income without unreasonable efforts. Specifically, we are unable to estimate our income tax (expense) benefit for the period ended September 30, 2016 as we have not completed an estimate thereof because we have not completed our evaluation of the impact of recent transactions on income tax (expense) benefit for the period. We expect the variability of our income tax (expense) benefit could have a potentially significant impact on our future GAAP financial results.

We have presented ranges for net sales, income from operations and Adjusted EBITDA above, instead of specific numbers, as our results of operations for such period are not yet available. Our expected results above reflect our current estimates for such period based on information available as of the date of this prospectus, and management prepared such estimated financial information in good faith based upon our internal reporting. However, although we have not identified any unusual or unique events or trends that occurred during the period which might materially affect these estimates, our estimates of results are inherently uncertain and subject to change, and we undertake no obligation to update this information. These estimates are forward-looking statements. Actual results remain subject to the completion of management’s final review, other quarterly financial closing procedures and the completion of the preparation of our interim consolidated financial statements. Our actual consolidated financial statements and related notes as of and for the period ending September 30, 2016 are not expected to be filed with the SEC until after this offering is completed. During the course of the preparation of these actual consolidated financial statements and related notes, additional items that may require adjustments to the preliminary estimated financial results presented above could be identified, and such adjustments could be material. See “Risk Factors—Risks Relating to Our Business and Industry” and “Forward-Looking Statements.”

This preliminary financial data has been prepared by and are the responsibility of our management. Our independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed or performed any procedures with respect to the preliminary financial data. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

Our History

The Acquisition

On March 13, 2015, through an indirect wholly owned subsidiary, Lone Star Fund IX (U.S.), L.P. acquired the building products business of HeidelbergCement AG, or HeidelbergCement in the United States and Eastern Canada, or the Acquisition, along with HeidelbergCement’s building products business in the United Kingdom for aggregate consideration of $1.33 billion. The aggregate purchase price is subject to a potential earn-out capped at $100.0 million, which is subject to a dispute with HeidelbergCement as discussed in greater detail in the section entitled “Business—Legal Proceedings.” Following the Acquisition, the acquired businesses were operated by LSF9 Concrete Holdings Ltd, or Concrete Holdings, an indirect wholly owned subsidiary of Lone Star Fund IX (U.S.), L.P.

Recent Transactions

A number of strategic transactions have been completed since the Acquisition. These transactions include:

•	Cretex Acquisition—On October 1, 2015, the Company acquired Cretex, a manufacturer of concrete pipe, box culverts, concrete precast drainage structures, pre-stressed bridge components and ancillary precast products in the Upper Midwestern United States, for aggregate consideration of $245.1 million, or the Cretex Acquisition. Cretex operates as part of our Drainage Pipe & Products segment.

•	Sherman-Dixie Acquisition—On January 29, 2016, the Company acquired Sherman-Dixie, a manufacturer of concrete pipe, box culverts, precast concrete utility products, storm and sanitary civil engineered systems and specialty engineered retainage systems in Kentucky, Tennessee, Alabama and Indiana, for aggregate consideration of $66.8 million, or the Sherman-Dixie Acquisition. Sherman-Dixie operates as part of our Drainage Pipe & Products segment.

•	Forterra UK IPO—On April 26, 2016, Concrete Holdings completed an initial public offering of the ordinary shares of Forterra, plc, the operator of HeidelbergCement’s former building products business in the United Kingdom, or Forterra UK. Though we and Forterra UK are both controlled by Lone Star Fund IX (U.S.), L.P., we have no relation to or affiliation with Forterra UK other than certain contractual arrangements regarding third-party IT services and the use of the “Forterra” name.

•	U.S. Pipe Acquisition—On April 15, 2016, the Company acquired U.S. Pipe, which manufactures ductile iron pipe products for water distribution and water management applications and distributes its products throughout the United States, for aggregate consideration of $775.1 million, subject to customary working capital adjustments, or the U.S. Pipe Acquisition. U.S. Pipe operates as part of our Water Pipe & Products segment.

•	Bio Clean Acquisition—On August 4, 2016, the Company acquired Bio Clean, which designs and sells storm water management systems that meet the requirements of local regulatory bodies regulating storm water quality, for aggregate consideration of $30.0 million, or the Bio Clean Acquisition. Bio Clean also owns or has applied for more than 20 patents for a variety of technologies relating to drainage and storm water management. Bio Clean operates as part of our Drainage Pipe & Products segment.

•

Bricks Disposition—On August 23, 2016, LSF9 Concrete Mid-Holdings Ltd, or Mid Holdings, which is wholly owned by Concrete Holdings, entered into an agreement with an unaffiliated third party to contribute our bricks business to a newly formed joint venture with the unaffiliated third party, or the Bricks Joint Venture. In exchange for the contribution of our bricks business, Mid Holdings will receive a 50% interest in the Bricks Joint Venture. In connection with this agreement, on October 17, 2016, we completed the disposition of our bricks business to Mid Holdings or its affiliate, or the Bricks Disposition. Though both our business and the 50% equity interest in the Bricks Joint Venture will be held by Mid Holdings or its affiliate, following the Bricks Disposition, we will no longer have any profit or other interest in our then-former bricks business or in the Bricks Joint Venture and we will have no relation to or business affiliation with our then-former bricks business or the Bricks Joint Venture other than contractual arrangements regarding certain limited transition services, the short-term loan described under “Certain Relationships and Related Party Transactions—Loan to Bricks Business” and the temporary use of the “Forterra” name.

•	J&G Acquisition—On October 14, 2016, we acquired J&G Concrete Operations, LLC, or J&G, a manufacturer of concrete pipe, box culverts and special fittings in North Texas, for aggregate consideration of $32.0 million, subject to customary working capital adjustments, or the J&G Acquisition. J&G operates as part of our Drainage Pipe & Products segment.

•	Precast Concepts Acquisition—On October 14, 2016, we acquired the business of Precast Concepts, LLC, or Precast Concepts, a manufacturer of concrete pipe, box culverts, storm detention systems and other precast concrete and related products in Colorado, for aggregate consideration of $97.1 million, subject to customary working capital adjustments, or the Precast Concepts Acquisition. Precast Concepts operates as part of our Drainage Pipe & Products segment.

Each of the Company’s recent acquisition and disposition transactions is discussed in greater detail in the section entitled “Business—Our Recent Strategic Transactions.”

Reorganization

Forterra, Inc., the registrant whose name appears on the cover page of this prospectus, does not currently have any operations and was formed in 2016 for the purpose of an internal reorganization transaction. Prior to or concurrent with the consummation of this offering, Concrete Holdings will transfer its building products operations in the United States and Eastern Canada, the business which is described in this prospectus and the business for which historical and pro forma financial information is included elsewhere in this prospectus, in an internal reorganization transaction, or the Reorganization, to Forterra, Inc. Following the Reorganization, Forterra, Inc. will be a wholly owned subsidiary of Forterra US Holdings, LLC, which is indirectly wholly owned by Concrete Holdings. Each of Concrete Holdings, Forterra US Holdings, LLC and Forterra, Inc. are affiliates of Lone Star Fund IX (U.S.), L.P. Shares of common stock of Forterra, Inc. are being offered by the prospectus.

Our Sponsor

Lone Star Fund IX (U.S.), L.P., which we refer to in this prospectus, along with its affiliates and associates (including Concrete Holdings, Mid Holdings and Forterra US Holdings, LLC, but excluding us and other companies that it owns as a result of its investment activity), as Lone Star or our sponsor, is part of a leading private equity firm that, since the establishment of its first fund in 1995, has organized 16 private equity funds with aggregate capital commitments totaling over $65.0 billion. The funds are structured as closed-end, private-equity limited partnerships, the limited partners of which include corporate and public pension funds, sovereign wealth funds, university endowments, foundations, funds of funds and high net worth individuals. Immediately prior to this offering, Lone Star owned all of our outstanding common stock, and will own approximately 71.1% of our common stock immediately following consummation of this offering (or 66.8% if the underwriters exercise in full their option to purchase additional shares). Therefore, we will be a “controlled company” under the corporate governance standards of the NASDAQ Global Select Market, or NASDAQ, and will take advantage of the related corporate governance exceptions for controlled companies.

Risks Affecting Our Business

Our business is subject to numerous risks and uncertainties, including, but not limited to, those arising from:

•	the level of construction activity, particularly in the residential construction and non-residential construction markets;

•	government funding of infrastructure and related construction activities;

•	the highly competitive nature of our industry and our ability to effectively compete;

•	energy costs;

•	the availability and price of the raw materials we use in our business;

•	our ability to implement our growth strategy;

•	our dependence on key customers and the absence of long-term agreements with these customers;

•	the level of construction activity in Texas;

•	disruption at one of our manufacturing facilities or in our supply chain;

•	construction project delays and our inventory management; and

•	our ability to successfully integrate our recent acquisitions.

We are also subject to numerous risks relating to:

•	the terms of our existing and any future indebtedness; and

•	our relationship with Lone Star and its significant ownership of our common stock.

You should carefully consider all of the information set forth in this prospectus and, in particular, the information in the section entitled “Risk Factors” beginning on page 23 of this prospectus prior to making an investment in our common stock. These risks could, among other things, prevent us from successfully executing our strategies and could have a material adverse effect on our business, financial condition and results of operations.

Principal Executive Offices

Our principal executive offices are located at 511 East John Carpenter Freeway, 6th Floor, Irving, TX 75062 and our telephone number is (469) 458-7973. Our website address is forterrabp.com. Information contained on our website or linked therein or otherwise connected thereto does not constitute part of nor is it incorporated by reference into this prospectus or the registration statement of which this prospectus forms a part. Forterra, U.S. Pipe and other trademarks or service marks of ours appearing in this prospectus are our property. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by us	18,420,000 shares

Common stock offered by the selling stockholder	2,763,000 shares if the underwriters exercise in full their option to purchase additional shares

Common stock to be outstanding immediately after this offering	63,789,474 shares

Use of proceeds	We estimate our proceeds from this offering will be approximately $304.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use $260.0 million of the net proceeds to repay outstanding indebtedness under our Junior Term Loan, $36.0 million of the net proceeds to repay outstanding indebtedness under our Senior Term Loan, $7.8 million of the net proceeds to pay a prepayment penalty in connection with the repayment of our Junior Term Loan and the remainder of the net proceeds for working capital and other general corporate purposes.

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholder. See “Use of Proceeds,” “Principal and Selling Stockholders” and “Underwriting.”

Dividend policy	We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our debt agreements and other factors that our board of directors deems relevant. See “Dividend Policy.”

Risk factors	You should carefully read and consider the information set forth in the section entitled “Risk Factors” beginning on page 23, together with all of the other information set forth in this prospectus, before deciding whether to invest in our common stock.

Conflicts of interest	In connection with the repayment of the Junior Term Loan with the net proceeds from this offering, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., each an underwriter in this offering, or their affiliates, are expected to receive, in the aggregate, payments representing less than 5%, of the net proceeds of this offering. See “Use of Proceeds” and “Underwriting—Conflicts of Interest.”

NASDAQ symbol	“FRTA.”

The number of shares of our common stock to be outstanding immediately after this offering as set forth above is based on the number of shares outstanding as of October 19, 2016 and excludes 5,000,000 shares reserved for issuance under our equity incentive plan (under which no equity awards have been granted as of such date). We granted equity awards representing an aggregate of approximately 498,490 shares of common stock to our executive officers and certain director nominees under our equity incentive plan at the time of the pricing of this offering.

Unless otherwise indicated, this prospectus:

•	assumes the completion of the Bricks Disposition and the Reorganization;

•	gives effect to a 41,619.472 for one stock split, which occurred October 6, 2016, or the Stock Split; and

•	assumes no exercise of the underwriters’ option to purchase up to an additional 2,763,000 shares of our common stock.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL AND OTHER INFORMATION

The following tables set forth, for the periods and dates indicated certain summary historical and unaudited pro forma condensed combined financial information. The accompanying historical audited financial statements are presented for the “Predecessor,” which are the combined financial statements of HeidelbergCement’s building products business in the United States and Eastern Canada for the period preceding the Acquisition, and the “Successor,” which are the combined audited and unaudited financial statements of the Company and subsidiaries for the period following the Acquisition. The Predecessor’s combined statements of operations data for the years ended December 31, 2013 and 2014 and the period from January 1, 2015 through March 13, 2015 and the Predecessor’s combined balance sheet data as of December 31, 2014 have been derived from the audited combined financial statements of HeidelbergCement’s building products business in the United States and Eastern Canada, which are included elsewhere in this prospectus. The Successor’s combined statements of operations data for the period from March 14, 2015 through December 31, 2015 and balance sheet data as of December 31, 2015 have been derived from our audited financial statements, which are included elsewhere in this prospectus. The Successor’s combined balance sheet data as of June 30, 2016 and condensed combined statements of operations data for the period from March 14, 2015 through June 30, 2015 and the six months ended June 30, 2016 are derived from our unaudited condensed combined financial statements, which are included elsewhere in this prospectus.

The Predecessor’s financial statements may not necessarily be indicative of the cost structure or results of operations that would have existed if HeidelbergCement’s building products business in the United States and Eastern Canada operated as a stand-alone, independent business. Accordingly, these historical results should not be relied upon as an indicator of our future performance. The Acquisition was accounted for as a business combination, which resulted in a new basis of accounting. The Predecessor’s and the Successor’s historical financial statements are not comparable as a result of applying a new basis of accounting. See the notes to the audited financial statements for additional information regarding the accounting treatment of the Acquisition. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods and as of such date. Results from interim periods are not necessarily indicative of results that may be expected for the entire year and historical results are not indicative of the results to be expected in the future. The summary financial and operating data presented below represent portions of our financial statements and are not complete.

The unaudited pro forma condensed combined financial information set forth below presents certain unaudited pro forma condensed combined statements of operations data for the six months ended June 30, 2016 and 2015 and for the year ended December 31, 2015, and certain unaudited pro forma condensed combined balance sheet data as of June 30, 2016. The unaudited pro forma condensed combined financial information has been derived by aggregating our audited and unaudited historical combined financial statements, and the historical financial statements of U.S. Pipe, each included elsewhere in this prospectus, and making certain pro forma adjustments to such aggregated financial information to give effect to the transactions discussed in greater detail in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The information presented below should be read in conjunction with the sections entitled “Capitalization,” “Selected Historical Financial Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited combined financial statements and related notes included elsewhere in this prospectus.

	(in thousands)
				Successor			Predecessor
(in thousands)	Pro forma Six months ended June 30, 2016	Pro forma Six months ended June 30, 2015	Pro forma Year ended December 31, 2015	Six months ended June 30, 2016	For the period from March 14, 2015 to June 30, 2015	For the period from March 14, 2015 to December 31, 2015	For the period from January 1, 2015 to March 13, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Statement of Operations Data
Net sales	$783,112	$764,172	$1,663,363	$640,142	$251,315	$722,664	$132,620	$736,963	$697,948
Cost of goods sold	628,627	654,856	1,396,432	509,370	228,405	626,498	117,831	631,454	611,660

Gross profit	$154,485	$109,316	$266,931	$130,772	$22,910	$96,166	$14,789	$105,509	$86,288
Selling, general and administrative expenses	(118,809)	(129,692)	(275,020)	(98,622)	(47,716)	(134,971)	(21,683)	(102,107)	(87,393)
Impairment and restructuring charges	—	—	—	(23)	(343)	(1,185)	(542)	(4,219)	(250,577)
Earnings from equity method investee	—	—	—	4,868	3,772	8,429	67	4,451	(216)
Other operating income	9,244	8,878	14,455	2,533	3,930	832	994	6,965	9,232
Interest expense	(30,413)	(25,934)	(53,305)	(42,129)	(15,551)	(45,953)	(84)	—	—
Other income (expense), net	(1,003)	(207)	1,205	(1,179)	(140)	(326)	(39)	(594)	947
Income (loss) from continuing operations before taxes	13,504	(37,639)	(45,734)	(3,780)	(33,138)	(77,008)	(6,498)	10,005	(241,719)
Income tax (expense) benefit	25,983	(13,300)	(30,545)	36,533	(1,579)	(5,778)	742	(2,417)	(2,561)
Income (loss) from continuing operations	39,487	(50,939)	(76,279)	32,753	(34,717)	(82,786)	(5,756)	7,588	(244,280)
Discontinued operations				—	—	—	—	1,260	(3,018)
Net income (loss)				$32,753	$(34,717)	$(82,786)	$(5,756)	$8,848	$(247,298)

Statements of Cash Flow Data:
Net cash provided by (used in):
Operating activities				$(6,366)	$(37)	$121,417	$(48,224)	$25,918	$31,686
Investing activities				(858,201)	(643,160)	(898,039)	(2,762)	(1,901)	(55)
Financing activities				861,868	665,629	822,580	60,907	(23,990)	(31,636)

Balance Sheet Data (as of period end):
Cash and cash equivalents	$12,341			$41,817		$43,590		$42	$5
Property, plant & equipment, net	437,231			648,621		388,924		414,073	423,826
Total assets	1,880,704			2,034,110		938,875		846,168	864,842
Total debt	1,098,455			1,450,711		705,829		—	—
Total parent company net investment	—			—		—		657,473	700,938
Shareholder’s equity	183,773			203,467		52,315		—	—

Other financial data:
Adjusted EBITDA(a)	$126,503	$91,763	$187,100	$105,790	$42,252	$60,198	$3,278	$65,812	$48,194
Adjusted EBITDA margin(a)	16.2%	12.0%	11.2%	16.5%	16.8%	8.3%	2.5%	8.9%	6.9%

(a)	EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We calculate EBITDA as income (loss) from continuing operations before interest expense, income tax (benefit) expense, depreciation and amortization. We calculate Adjusted EBITDA as EBITDA before impairment and restructuring charges, (gains)/losses on the sale of property, plant and equipment and certain other income and expenses, such as transaction costs, carve-out costs related to our separation from HeidelbergCement and costs associated with disposed sites. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of net sales. We present these measures for the same historical periods covered by our audited combined financial statements and the related notes, and the historical financial statements of U.S. Pipe and the historical financial statements of Cretex, as well as on a pro forma basis for the periods reflected in and the transactions accounted for in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” See the section entitled “Non-GAAP Financial Information” for a description of why we believe these measures are important.

The following table reconciles income (loss) from continuing operations (in the case of pro forma information) or to net income (loss) (in the case of historical information) to EBITDA and Adjusted EBITDA and Adjusted EBITDA margin to operating margin for the Company for the periods presented. See our audited and unaudited combined financial statements and the related notes included elsewhere in this prospectus.

	(in thousands)
				Successor			Predecessor
(in thousands)	Pro forma Six months ended June 30, 2016	Pro forma Six months ended June 30, 2015	Pro forma Year ended December 31, 2015	Six months ended June 30, 2016	For the period from March 14, 2015 to June 30, 2015	For the period from March 14, 2015 to December 31, 2015	For the period from January 1, 2015 to March 13, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Net income (loss)				$32,753	$(34,717)	$(82,786)	$(5,756)	$8,848	$(247,298)
Less: Gain (loss) on discontinued operations, net of income tax				—	—	—	—	1,260	(3,018)

Income (loss) from continuing operations	39,487	(50,939)	(76,279)	32,753	(34,717)	(82,786)	(5,756)	7,588	(244,280)
Depreciation and amortization	57,045	54,734	115,087	40,420	11,060	32,930	6,894	36,605	38,560
Interest expense	30,413	25,934	53,305	42,129	15,551	45,953	84	—	—
Income tax (benefit) expense	(25,983)	13,300	30,545	(36,533)	1,579	5,778	(742)	2,417	2,561

EBITDA	100,962	43,029	122,658	78,769	(6,527)	1,875	480	46,610	(203,159)

Impairment and restructuring(1)	23	885	1,568	23	343	1,185	542	4,219	250,577
(Gain) loss on sale of property plant & equipment, net(2)	1,180	(305)	1,774	1,217	(201)	618	(122)	(2,329)	(3,998)
Transaction costs(3)	12,147	29,094	44,241	12,323	25,263	25,590	2,079	17,674	—
Inventory step-up impacting margin(4)	12,293	18,394	23,240	12,514	22,780	29,969	—	—	—
Costs associated with disposed sites(5)	853	893	2,673	853	594	2,632	299	(362)	4,774
Amortization of deferred gain on Sale Leaseback(6)	(1,298)	(1,298)	(2,595)	—	—	—	—	—	—
Other (gains) expenses(7)	343	1,071	(6,459)	91	—	(1,671)	—	—	—

Adjusted EBITDA	$126,503	$91,763	$187,100	$105,790	$42,252	$60,198	$3,278	$65,812	$48,194

Operating Margin	5.7%	(1.5)%	0.4%	6.2%	(6.9)%	(4.3)%	(4.8)%	1.4%	(34.8)%
Adjusted EBITDA Margin	16.2%	12.0%	11.2%	16.5%	16.8%	8.3%	2.5%	8.9%	6.9%

(1)	Adjusts for impairment of intangible assets and the following charges related to plant closures: (i) impairment charges in respect of abandoned fixed assets that had remaining book value and (ii) restructuring charges in respect of severance and lease and other contract termination costs.
(2)	Adjusts for the (gain) loss on sale of property, plant and equipment, primarily related to the disposition of two manufacturing facilities.
(3)	Adjusts for Successor and Predecessor legal, valuation, accounting, advisory and other costs related to the Acquisition and Predecessor expenses related to preparation for a public offering that was not ultimately consummated.
(4)	Adjusts for the effect of the purchase accounting step-up in the value of inventory to fair value recognized in cost of goods sold as a result of the Acquisition, the Cretex Acquisition and the Sherman-Dixie Acquisition.
(5)	Adjusts for the results of operations of our disposed roof tile business and other disposed sites for the periods presented, net of specific items for which adjustments are separately made elsewhere in the calculation of Adjusted EBITDA presented herein.
(6)	Adjusts for the amortization of gains on the properties sold as part of the Sale Leaseback that are required to be deferred and recognized on a straight line basis over the life of the related leases.
(7)	Adjusts for other (gains) losses, such as gain on insurance proceeds related to the destruction of property.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the combined financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected and the trading price of our common stock could decline, causing you to lose all or part of your investment in our common stock.

Risks Relating to Our Business and Industry

Residential and non-residential construction activity is cyclical and influenced by many factors, and any reduction in the activity in one or both of these markets could have a material adverse effect on us.

Our results of operations can vary materially in response to market conditions and changes in the demand for our products. Historically, demand for our products has been closely tied to residential construction and non-residential construction activity in the United States and Eastern Canada. In 2015, we estimate that approximately 36% and 39% of our Predecessor and Successor net sales, respectively, and approximately 40% of our pro forma net sales were generated from residential construction activity and approximately 17% and 16% of our Predecessor and Successor net sales, respectively, and approximately 26% of our pro forma net sales were generated from non-residential construction activity. See “Unaudited Pro Forma Condensed Combined Financial Information.” Our success and future growth prospects depend, to a significant extent, on conditions in these two end markets and the degree to which these markets are strong in the future.

The construction industry and related markets are cyclical and have in the past been, and may in the future be, materially and adversely affected by general economic and global financial market conditions. These factors impact not only our business, but those of our customers and suppliers as well. This influence is true with respect to macroeconomic factors within North America, particularly within our geographic footprint in the United States and Eastern Canada. For example, in 2008, residential construction and non-residential construction activity in the United States dipped to historically low levels during the financial crisis. As a result, demand for many of our products in the United States dropped significantly. The residential and non-residential construction markets in Canada also suffered during this time.

The markets in the construction industry in which we operate are also subject to other more specific factors. Residential construction activity levels are influenced by and sensitive to a number of factors, including mortgage availability, the cost of financing a home (in particular, mortgage terms and interest rates), unemployment levels, household formation rates, gross domestic product, residential vacancy and foreclosure rates, demand for second homes, existing housing prices, rental prices, housing inventory levels, building mix between single- and multi-family homes, consumer confidence, seasonal weather factors, the available labor pool and government policy and incentives. Non-residential construction activity is primarily driven by levels of business investment, availability of credit and interest rates, as well as many of the factors that impact residential construction activity levels.

We cannot control the foregoing factors and, although construction activity and related spending levels have increased in recent years, there is still uncertainty regarding the timing and extent of the recovery and whether it will be sustained, and there can be no assurances that there will not be any future downturns. There can be no assurances regarding whether more recent growth in our markets can be sustained or if demand will ever return to pre-2008 levels or historical averages. If construction activity in our markets and more generally does not continue to recover, or if there are future downturns, whether locally, regionally or nationally, our business, financial condition and results of operations could be materially and adversely affected.

Our business is based in significant part on government-funded infrastructure projects and building activities, and any reductions or re-allocation of spending or related subsidies in these areas could have a material adverse effect on us.

Our business, particularly our Drainage Pipe & Products and Water Pipe & Products segments, depends heavily on government spending for infrastructure and other similar building activities. In 2015, we estimate approximately 47% and 45% of our Predecessor and Successor net sales, respectively, and approximately 34% of our pro forma net sales were generated by government-funded infrastructure projects. See “Unaudited Pro Forma Condensed Combined Financial Information.” As a result, demand for many of our products is heavily influenced by U.S. federal government fiscal policies and tax incentives and other subsidies, including those incorporated into the economic stimulus plans implemented in connection with the financial crisis and the FAST Act. Projects in which we participate are funded directly by governments and privately-funded, but are otherwise tied to or impacted by government policies and spending measures. Government infrastructure spending and governmental policies with respect thereto depend primarily on the availability of public funds, which is influenced by many factors, including governmental budgets, public debt levels, interest rates, existing and anticipated and actual federal, state, provincial and local tax revenues, government leadership and the general political climate, as well as other general macroeconomic and political factors. In addition, U.S. federal government funds may only be available based on states’ willingness to provide matching funding. Government spending is often approved only on a short-term basis and some of the projects in which our products are used require longer-term funding commitments. If government funding is not approved, or funding is lowered as a result of poor economic conditions, lower than expected revenues, competing spending priorities or other factors, it could limit infrastructure projects available, increase competition for projects, result in excess inventory and decrease sales, all of which could adversely affect the profitability of our business. Additionally, certain regions or states may require or possess the means to finance only a limited number of large infrastructure projects and periods of high demand may be followed by years of little to no activity. There can be no assurances that governments will sustain or increase current infrastructure spending and tax incentive and other subsidy levels, and any reductions thereto or delays therein could have a material adverse effect on our business, financial condition and results of operations.

We engage in a highly competitive business and any failure to effectively compete could have a material adverse effect on us.

The markets in which we sell our products are highly competitive. We face significant competition from, depending on the segment or product, domestic and imported products produced by local, regional, national and international building product manufacturers, as well as privately owned single-site enterprises. Due in part to the costs associated with transporting our products to our customers, many of our sub-markets are relatively fragmented and include a number of regional competitors. Our primary competitors include Rinker Materials (a unit of CEMEX, S.A.B. de C.V.) and Oldcastle, Inc. (a unit of CRH plc) in our Drainage Pipe & Products segment and McWane, Inc. and American Cast Iron Pipe Company in our Water Pipe & Products segment, particularly with respect to DIP.

Competition among manufacturers in our markets is based on many factors, but we primarily compete on price. Our competitors may sell their products at lower prices because, among other things, they possess the ability to manufacture or supply similar products and services more efficiently or at a lower cost or have built a superior sales or distribution network. Some of our competitors may have access to greater financial or other resources than we do, which may afford them greater purchasing power, greater production efficiency, increased financial flexibility or more capital resources for expansion and improvement. In addition, some of our competitors are vertically integrated with suppliers or distributors and can leverage this structure to their advantage to offer better pricing to customers. Furthermore, our competitors’ actions, including restoring idled or expanding manufacturing capacity, competition from newly-designed or imported products or the entry of new competitors into one or more of our markets could cause us to lower prices in an effort to maintain our customer base. Certain of our products, including gravity pipe, are volume manufacturing products that are widely available from other manufacturers or distributors, with prices and volumes determined frequently based on participants’ perceptions of short-term supply and demand. Competitive factors, including industry overcapacity, could also lead to pricing pressures. For example, competitors may choose to pursue a volume policy to continue utilizing their manufacturing facilities to the detriment of maintaining prices. Excess product supply can result in significant declines in the market prices for these products, often within a short period of time. As a result, at times, to remain competitive, we may lower the price for any one or more of our products to or below our production costs, requiring us to sacrifice margins or incur losses. Alternatively, we may choose to pass on product sales or cease production at one or more of our manufacturing facilities.

In addition to pricing, we also compete based on service, quality, range of products and product availability. Our competitors may be positioned to provide better service and thereby establish stronger relationships with customers and suppliers. Our competitors may also sell preferred products, improve the design and performance of their products, develop a more comprehensive product portfolio, be better positioned to influence end-user product specifications or introduce new products with competitive prices and performance characteristics. While the majority of our products are not subject to frequent or rapid stylistic changes, trends do evolve over time, and our competitors may do a better job of predicting market developments or adapt more quickly to new technologies or evolving customer requirements.

We also face competition from substitute building products. For example, storm water pipe can be manufactured from concrete, steel, high-density polyethylene (HDPE), polypropylene (PP) or polyvinyl chloride (PVC) and potable water transmission infrastructure can be manufactured using HDPE or PVC. The market share of HDPE and PP pipe, which compete with gravity pipe and pressure pipe for certain applications, and HDPE and PVC pipe, which compete with DIP for certain applications, have increased in recent years. Governments in the past have, and may continue in the future, to provide incentives that support or encourage, or in certain instances pass regulations that require, the consideration of use of substitute products with which we compete. Additionally, new construction techniques and materials will likely be developed in the future. Increases in customer or market preferences for any of these products could lead to a reduction in demand for our products.

Any failure by us to compete on price, to develop successful products and strategies or to generally maintain and improve our competitive position could have a material adverse effect on our business, financial condition and results of operations.

Increases in energy and related costs could have a material adverse effect on us.

We use significant amounts of energy, including electricity and natural gas, in the manufacturing, distribution and sale of our products, and the related expense is significant. While we have benefited from the relatively low cost of electricity and natural gas in recent years, energy prices have been and may continue to be volatile and these reduced prices may not continue. Proposed or existing government policies, including those to address climate change by reducing greenhouse gas emissions or the effects of hydraulic fracturing, a method of exploring for oil and natural gas, could result in increased energy costs. In addition, factors such as international political and military instability, adverse weather conditions and other natural disasters may disrupt fuel supplies and increase prices in the future. Although we have hedged energy positions in the past and we currently hedge a portion of our exposure to electricity and natural gas prices, we may not continue our current strategy or hedge any positions in the future and therefore remain susceptible to energy price increases. Additionally, because we and other manufacturers in our industry are often responsible for delivering products to the customer, we are further exposed to increased energy prices as a component of our transportation costs. While we generally attempt to pass increased costs, including higher energy costs, on to our customers, pricing pressure from our competitors, the market power of our customers or other pricing factors may limit our ability to do so, and any increases in energy prices could have a material adverse effect on our business, financial condition and results of operations.

Decreased availability of or increases in the cost of raw materials could have a material adverse effect on us.

Our ability to offer our products to our customers is dependent upon our ability to obtain adequate supplies of raw materials at reasonable costs, such as cement, aggregate, steel and iron. Raw material prices and availability, including the forms in which they are purchased, such as scrap metal, have been volatile in recent years. Many suppliers decreased capacity during the financial crisis. This decreased capacity, along with strong global demand for certain raw materials, has at times caused and may continue to cause tighter supply and significant price increases. Factors such as adverse weather conditions and other natural disasters, as well as political and other social instability, have and will continue to disrupt raw material supplies and impact prices. Suppliers are also subject to their own viability concerns from economic, market and other pressures.

Although we have agreements with our raw material suppliers, these agreements are generally terminable by either party on limited notice or contain prices that are based upon the volume of our total purchases. For example, we have historically purchased a substantial portion of our cement requirements from a subsidiary of HeidelbergCement and have an existing supply agreement with HeidelbergCement to purchase cement for certain of our facilities as discussed in greater detail in the section entitled “Business—Raw Materials and Inputs.” Though the term of the supply agreement extends to March 2020, beginning on January 1, 2017, HeidelbergCement may, for any reason and upon 180 days’ notice, reduce the amount of cement it supplies thereunder or terminate the supply agreement altogether. To the extent the agreement with HeidelbergCement or any of our other raw material suppliers is terminated or we need to purchase additional cement or other raw materials in the open market, there can be no assurance that we could timely find alternative sources in reasonable quantities or at reasonable prices. In addition, sudden or unanticipated changes in sources for certain raw materials, such as cement, may require us to engage in testing of our products for quality assurance, which may cause delays in our ability to meet production schedule for our customers and timely deliver our products. The inability to obtain any raw materials or unanticipated changes with respect to our suppliers could negatively impact our ability to manufacture or deliver our products and to meet customer demands.

We are susceptible to raw material price fluctuations. Prices of the raw materials we use have at times fluctuated in recent years and may be susceptible to significant price fluctuations in the future. We have hedged our positions with respect to certain raw materials in the past and may do so in the future, but we currently have no hedging in place and are therefore more susceptible to any short-term price fluctuations. We generally attempt to pass increased costs, including higher raw material prices, on to our customers, but pricing pressure from our competitors, the market power of our customers or other pricing factors may limit our ability to pass on such price increases. If we cannot fully-offset increases in the cost of raw materials through other cost reductions, or recover these costs through price increases or otherwise, we could experience lower margins and profitability, which could have a material adverse effect on our business, financial condition and results of operations.

Any inability to successfully implement our growth strategy could have a material adverse effect on us.

Our business plan provides for continued growth through acquisitions and joint ventures. We have grown in large part as a result of our recent acquisitions, including our acquisitions of Cretex, Sherman-Dixie and U.S. Pipe, and we anticipate continuing to grow in this manner. Shortly before it was acquired by us, U.S. Pipe had also completed several acquisition transactions of its own. Although we expect to regularly consider additional strategic transactions in the future, there can be no assurances that we will identify suitable acquisition, joint venture or other investment opportunities or, if we do, that any transaction can be consummated on acceptable terms. Antitrust or other competition laws may also limit our ability to acquire or work collaboratively with certain businesses or to fully realize the benefits of a prospective acquisition. Furthermore, a significant change in our business or the economy, an unexpected decrease in our cash flows or any restrictions imposed by our debt may limit our ability to obtain the necessary capital or otherwise impede our ability to complete a transaction. Regularly considering strategic transactions can also divert management’s attention and lead to significant due diligence and other expenses regardless of whether we pursue or consummate any transaction. Failure to identify suitable transaction partners and to consummate transactions on acceptable terms, as well as the commitment of time and resources in connection with such transactions, could have a material adverse effect on our business, financial condition and results of operations.

The consummation of an acquisition also exposes us to significant risks and additional costs. We may not accurately assess the value, strengths, weaknesses or potential profitability of an acquisition target. Furthermore, we may not be able to fully or successfully integrate an acquired business or realize the expected benefits and synergies following an acquisition. Business and operational overlaps may lead to hidden costs. These costs can include unforeseen pre-acquisition liabilities or the impairment of customer relationships or certain acquired assets such as inventory and goodwill. We may also incur costs and inefficiencies to the extent an acquisition expands the industries, markets or geographies in which we operate due to our limited exposure to and experience in a given industry, market or region. Significant acquisitions may also require that we incur additional debt to finance the transaction, which could be substantial and limit our flexibility in using our cash flow from operations for other purposes. Acquisitions can also involve post-transaction disputes with the counter party regarding a number of matters, including a purchase price or other working capital adjustment or liabilities for which we believe we were indemnified under the relevant transaction agreements such as environmental liabilities or pension obligations retained by the seller, including certain environmental obligations in connection with our U.S. Pipe Acquisition and certain pension obligations we assumed pursuant to the Acquisition and the Cretex Acquisition. For example, as discussed in greater detail in the section entitled “Business—Legal Proceedings,” we are currently engaged in a dispute with HeidelbergCement regarding the earn-out provision in the purchase agreement entered into in connection with the Acquisition. We are also engaged in other indemnification and other post-closing disputes with certain of our transaction counterparties. Our inability to realize the anticipated benefits of an acquisition as well as other transaction-related issues could have a material adverse effect on our business, financial condition and results of operations.

In July 2012, we entered into a joint venture agreement with Americast, Inc. to form Concrete Pipe & Precast LLC. From time to time, we may enter into additional joint ventures as part of our growth strategy. The nature of a joint venture requires us to share control with unaffiliated third parties. If our joint venture partners do not fulfill their contractual and other obligations, the affected joint venture may be unable to operate according to its business plan, and we may be required to increase our level of commitment. Differences in views among joint venture participants could also result in delays in business decisions or otherwise, failures to agree on major issues, operational inefficiencies and impasses, litigation or other issues. Third parties may also seek to hold us liable for the joint ventures’ liabilities. These issues or any other difficulties that cause a joint venture to deviate from its original business plan could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on key customers with whom we do not have long-term contracts and consolidation within our customers’ industries could have a material adverse effect on us.

Our business is dependent on certain key customers. In 2015, our largest customer accounted for 9.9% of our pro forma net sales. See the section entitled “Unaudited Condensed Combined Financial Information.” As is customary in our industry, we do not enter into long-term contracts with many of our customers. As a result, our customers could stop purchasing our products, reduce their purchase levels or request reduced pricing structures at any time. We may therefore need to adapt our manufacturing, pricing and marketing strategies in response to a customer who may seek concessions in return for its continued or increased business. In addition, following the financial crisis, there was significant consolidation in the U.S. homebuilding industry, with many smaller builders going out of business or being acquired by larger builders, significantly increasing the market share and bargaining power of a limited number of builders. Any further consolidation in the U.S. homebuilding industry or among any of our other customers could give them significant additional leverage to negotiate more favorable terms and place greater demands on us. A loss of one or more customers or a meaningful reduction in their purchases from us or further consolidation within our end markets could have a material adverse effect on our business, financial condition and results of operations.

Changes in construction activity levels in Texas could have a material adverse effect on us.

We currently conduct a significant portion of our business in Texas, which in 2015 we estimate represented approximately 46% and 37% of our Predecessor and Successor net sales, respectively, and approximately 21% of our pro forma net sales. Residential and non-residential construction activity, as well as government-funded infrastructure spending in Texas has declined from time to time, particularly as a result of slow economic growth, whether in the energy industry or otherwise. Local economic conditions depend on a variety of factors, including national economic conditions, local and state budgets, infrastructure spending and the impact of federal cutbacks. Texas is also an area of the country that is susceptible to severe weather and flooding, which can interrupt, delay or otherwise impact the timing of projects. Any decrease in construction activity in Texas could have a material adverse effect on our business, financial condition and results of operations.

A material disruption at one or more of our manufacturing facilities or in our supply chain could have a material adverse effect on us.

We own and operate manufacturing facilities of various ages and levels of automated control and rely on a number of third parties as part of our supply chain, including for the efficient distribution of products to our customers. Any disruption at one of our manufacturing facilities or within our supply chain could prevent us from meeting demand or require us to incur unplanned capital expenditures. Older facilities are generally less energy-efficient and are at an increased risk of breakdown or equipment failure, resulting in unplanned downtime. Any unplanned downtime at our facilities may cause delays in meeting customer timelines, result in liquidated damages claims or cause us to lose or harm customer relationships. Additionally, we require specialized equipment to manufacture certain of our products, and if any of our manufacturing equipment fails, the time required to repair or replace this equipment could be lengthy, which could result in extended downtime at the affected facility. Any unplanned repair or replacement work can also be very expensive. Moreover, manufacturing facilities can unexpectedly stop operating because of events unrelated to us or beyond our control, including fires and other industrial accidents, floods and other severe weather events, natural disasters, environmental incidents or other catastrophes, utility and transportation infrastructure disruptions, shortages of raw materials, and acts of war or terrorism. Work stoppages, whether union-organized or not, can also disrupt operations at manufacturing facilities. Furthermore, while we are generally responsible for delivering products to the customer, we do not maintain our own fleet of delivery vehicles and outsource this function to third parties. Any shortages in trucking capacity, any increase in the cost thereof or any other disruption to the highway systems could limit our ability to deliver our products in a timely manner or at all. Any material disruption at one or more of our facilities or those of our customers or suppliers or otherwise within our supply chain, whether as a result of downtime, facility damage, an inability to deliver our products or otherwise, could prevent us from meeting demand, require us to incur unplanned capital expenditures or cause other material disruption to our operations, any of which could have a material adverse effect on our business, financial condition and results of operations.

Delays in construction projects and any failure to manage our inventory could have a material adverse effect on us.

Many of our products are used in water transmission and distribution projects and other large-scale construction projects which generally require a significant amount of planning and preparation before construction commences. However, construction projects can be delayed and rescheduled for a number of reasons, including unanticipated soil conditions, adverse weather or flooding, changes in project priorities, financing issues, difficulties in complying with environmental and other government regulations or obtaining permits and additional time required to acquire rights-of-way or property rights. These delays or rescheduling may occur with too little notice to allow us to replace those projects in our manufacturing schedules or to adjust production capacity accordingly, creating unplanned downtime, increasing costs and inefficiencies in our operations and increased levels of obsolete inventory. Additionally, we maintain an inventory of certain products that meet standard specifications and are ultimately purchased by a variety of end users. We forecast demand for these products to ensure that we keep high inventory levels of certain products that we expect to be in high demand and limit our inventory for which we do not expect much interest. However, our forecasts are not always accurate and unexpected changes in demand for these products, whether because of a change in preferences or otherwise, can lead to increased levels of obsolete inventory. Any delays in construction projects and our customers’ orders or any inability to manage our inventory could have a material adverse effect on our business, financial condition and results of operations.

Any inability to successfully integrate our recent acquisitions could have a material adverse effect on us.

We have recently acquired Cretex, Sherman-Dixie, U.S. Pipe and Bio Clean. In addition, U.S. Pipe completed three acquisitions shortly before being acquired by us. The integration of acquired businesses can take significant amount of time and also exposes us to significant risks and additional costs. Integrating these and other acquisitions may strain our resources. Further, we may have difficulty integrating the operations, systems, controls, procedures or products of acquired businesses and may not be able to do so in a timely, efficient and cost-effective manner. These difficulties could include:

•	diversion of the attention of our management and that of the acquired business;

•	combining management teams, strategies and philosophies;

•	merging or linking different accounting and financial reporting systems and systems of internal controls;

•	assimilation of personnel, human resources and other administrative departments and potentially contrasting corporate cultures;

•	merging computer, technology and other information networks and systems;

•	incurring or guaranteeing additional indebtedness;

•	disruption of our relationship with or loss of key customers, suppliers or personnel;

•	interference with, or loss of momentum in, our ongoing business or that of the acquired company; and

•	delays or cost-overruns in the integration process.

We have not fully-integrated Cretex, Sherman-Dixie, U.S. Pipe or Bio Clean and may encounter one or more of the issues discussed above, or others of which we are not yet aware. In particular, we have not yet integrated the accounting and financial reporting systems of these businesses and are currently evaluating whether and to what extent we will do so in the future. Additionally, U.S. Pipe had recently acquired other businesses prior to their being acquired by us, and the integration of some of those businesses remains on-going. Any of these acquisition or other integration-related issues could divert management’s attention and resources from our day-to-day operations, cause significant disruption to our business and lead to substantial additional costs. Our inability to realize the anticipated benefits of an acquisition or to successfully integrate acquired companies as well as other transaction-related issues could have a material adverse effect on our business, financial condition and results of operations.

Labor disruptions and other union activity could have a material adverse effect us.

As of June 30, 2016, approximately 35% of our workforce was covered by collective bargaining agreements, and approximately 25% of these employees were included in a collective bargaining agreement that expired within one year. Assuming the Bricks Disposition had occurred on June 30, 2016, the approximate percentage of our work force as of such date covered by collective bargaining agreements and the collective bargaining agreement that expired within one year would not have changed. If negotiations to renew expiring collective bargaining agreements are not successful or become unproductive, the union could take actions such as strikes, work slowdowns or work stoppages. Such actions at any one of our facilities could lead to a plant shut down or a substantial modification to employment terms, thereby causing us to lose net sales or to incur increased costs. We have not had any union organized work stoppages in the United States, Canada or Mexico over the last four years; however, we have experienced one union organizing effort directed at our non-union employees in the past ten years. There can be no assurances there will not be additional union organizing efforts, strikes, work slowdowns or work stoppages in the future. Any such disruption, or other issue related to union activity, could have a material adverse effect on our business, financial condition and results of operations.

A tightening of mortgage lending or mortgage financing requirements or other reductions in the availability of consumer credit or increases in its cost could have a material adverse effect on us.

We estimate that in 2015, approximately 36% and 39% of our Predecessor and Successor net sales, respectively, and approximately 40% of our pro forma net sales were generated from residential construction activity. Most home sales in the United States and Eastern Canada are financed through mortgage loans, and a significant percentage of renovation and other home repair activity is financed either through mortgage loans or other available credit. The financial crisis affected the financial position of many consumers and caused financial institutions to tighten their lending criteria, each of which contributed to a significant reduction in the availability of consumer credit. The mortgage lending and mortgage finance industries experienced significant instability because of, among other factors, a decline in property values and an increase in delinquencies, defaults and foreclosures. These developments resulted in a significant reduction in total new housing starts in the United States and consequently, a reduction in demand for our products in the residential sector. Similarly, the rate of interest payable on any mortgage or other form of credit will have an impact on the cost of borrowing. While base rates have remained low in recent years, they may rise in the future. Any increase in interest rates will increase the cost of borrowing and may make the purchase of a home less attractive. Any future tightening of mortgage lending or other reductions in the availability of consumer credit or increases in its cost could have a material adverse effect on our business, financial condition and results of operations.

We are in a dispute with HeidelbergCement related to the payment of an earn-out in connection with the Acquisition and any significant earn-out payment we are required to make could have a material adverse effect on us.

We are currently engaged in a dispute with HeidelbergCement regarding the earn-out provision in the purchase agreement entered into in connection with the Acquisition. As discussed in greater detail in “Business—Legal Proceedings,” HeidelbergCement has asserted (and has filed a lawsuit against us asserting) that a payment should be made in the amount of $100.0 million. If it is determined that we are required to make a significant payment to HeidelbergCement, we may not have sufficient cash to make such payment and may be required to incur additional indebtedness. We cannot be certain that we will be able to borrow any funds for this purpose under the terms of our existing indebtedness or on other terms acceptable to us, if at all. If incurred, additional indebtedness will subject us to additional interest expense, negatively impact our cash flow, increase the risk of a downgrade in our credit rating and could limit our ability to incur other indebtedness or make further acquisitions.

We are subject to increasingly stringent environmental laws and regulations, and any failure to comply with any current or future laws or regulations could have a material adverse effect on us.

We are subject to federal, state, provincial, local and foreign laws and regulations governing the protection of the environment and natural resources, including those governing air emissions, wastewater discharges and the use, storage, discharge, handling, disposal, transport and clean-up of solid and hazardous materials and wastes. We are required to obtain permits from governmental authorities for certain operations, and if we expand or modify our facilities or if environmental laws change, we could be required to obtain new or modified permits.

Environmental laws and regulations, including those related to energy use and climate change, tend to become more stringent over time, and any future laws and regulations could have a material impact on our operations or require us to incur material additional expenses to comply with any such future laws and regulations. Future environmental laws and regulations may cause us to modify how we manufacture and price our products or require that we make significant capital investments to comply. For example, our manufacturing processes use a significant amount of energy, and increased regulation of energy use to address the possible emission of greenhouse gases could materially increase our manufacturing costs or require us to install emissions control or other equipment at some or all of our manufacturing facilities.

If we fail to comply with any existing or future environmental laws, regulations or permits, we could incur fines, penalties or other sanctions and suffer reputational harm. In addition, we could be held responsible for costs and damages arising from claims or liabilities under environmental laws and regulations, including with respect to any exposure to hazardous materials or contamination at our facilities or at third-party waste disposal sites. We could also be subject to third party claims from individuals if any releases from our property were to cause contamination of the air, soil or groundwater of areas near our facilities. These laws and regulations may also require us to investigate and, in certain instances, remediate contamination. Some of our sites have a history of industrial use, and while we apply strict environmental operating standards and undertake extensive environmental due diligence in relation to our facilities and acquisitions, some soil and groundwater contamination has occurred in the past at a limited number of sites. As of December 31, 2015, we had accrued approximately $1.8 million for environmental liabilities. Additionally, we cannot completely eliminate the risk of future contamination. Any costs or other damage related to existing or future environmental laws, regulations or permits or any violations thereof could expose us to significant financial losses as well as civil and criminal liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to health and safety laws and regulations and any failure to comply with any current or future laws or regulations could have a material adverse effect on us.

Manufacturing and mining sites are inherently dangerous workplaces. Our sites often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, chemical and manufacturing processes, heavy products and items and highly regulated materials. As a result, we are subject to a variety of health and safety laws and regulations dealing with occupational health and safety. Unsafe work sites have the potential to increase employee turnover and raise our operating costs. Our safety record can also impact our reputation. We maintain functional groups whose primary purpose is to ensure we implement effective work procedures throughout our organization and take other steps to ensure the health and safety of our work force, but there can be no assurances these measures will be successful in preventing injuries or violations of health and safety laws and regulations. Any failure to maintain safe work sites or violations of applicable law could expose us to significant financial losses and reputational harm, as well as civil and criminal liabilities, any of which could have a material adverse effect on our business, financial condition and results of operations.

The use of our products is often affected by various laws and regulations in the markets in which we operate, any of which may have a material adverse effect on us.

The use of many of our products is subject to approvals by municipalities, state departments of transportation, engineers and developers. These approvals and specifications, including building codes, may affect the products our customers or their customers (the end users) are allowed or choose to use, and, consequently, failure to obtain or maintain such approvals or changes in building codes may affect the saleability of our products. Changes in applicable regulations governing the sale of some of our products or the failure of any of our products to comply with such requirements could increase our costs of doing business, reduce sales or otherwise have a material adverse effect on our business, financial condition and results of operations.

We depend on the services of key executives and any inability to attract and retain key management personnel could have a material adverse effect on us.

Our key management personnel, including our Chief Executive Officer and Chief Financial Officer, are important to our success because they are instrumental in setting our strategic direction, operating our business and identifying expansion opportunities. Additionally, as our business grows, we may need to attract and hire additional management personnel. We have employment agreements with some members of senior management; however, we cannot prevent our executives from terminating their employment with us, and any replacements we hire may not be as effective. Our ability to retain our key management personnel or to attract additional management personnel or suitable replacements should any members of our management team leave is dependent on a number of factors, including the competitive nature of the employment market. Any failure to retain key management personnel or to attract additional or suitable replacement personnel could have a material adverse effect on our business, financial condition and results of operations.

Any failure to retain and attract additional skilled technical or sales personnel could have a material adverse effect on us

Our success depends in part on our ability to retain and attract additional skilled employees, particularly engineering and technical personnel. Without a sufficient number of skilled employees, our operations and manufacturing quality could suffer. The reduction in demand for products in our industry that occurred during the financial crisis led to a number of skilled workers leaving our industry permanently, reducing an already limited pool of available and qualified personnel. Our experienced sales team has also developed a number of meaningful customer relationships that would be difficult to replace. Therefore, competition for qualified technical personnel and operators as well as sales personnel with established customer relationships is intense, both in retaining our existing employees and when replacing or finding additional suitable employees. There can be no assurances the labor pool from which we hire our this personnel will increase or remain stable and any failure to retain our existing technical and sales personnel and other employees or attract additional skilled personnel could have a material adverse effect our business, financial condition and results of operations.

Credit and non-payment risks of our customers, especially during times of economic uncertainty and tight credit markets, could have a material adverse effect on us.

As is customary in our industry, the majority of our sales are to customers on an open credit basis, with standard payment terms of 30 days. While we generally monitor the ability of our customers to pay these open credit arrangements and limit the credit we extend to what we believe is reasonable based on an evaluation of each customer’s financial condition and payment history, we may still experience losses because of a customer’s inability to pay. As a result, while we maintain what we believe to be a reasonable allowance for doubtful receivables for potential credit losses based upon our historical trends and other available information, there is a risk that our estimates may not be accurate, particularly in times of economic uncertainty and tight credit markets. Any inability to collect customer receivables or inadequate provisions for doubtful receivables could have a material adverse effect on our business, financial condition and results of operations.

Warranty and related claims could have a material adverse effect on us.

We generally provide warranties on our products against defects in materials and workmanship, the costs of which could be significant. Many of our products such as gravity pipe are buried underground and incorporated into a larger infrastructure system, such as a city’s or municipality’s water transmission system, or built into the fabric of a building or dwelling. In most cases, it is difficult to access, repair, recall or replace these products. Additionally, some of our products, such as our pressure pipe, which is used in nuclear and coal-fired power generation factories, are used in applications where a product failure or construction defect could result in significant project delay, property damage, personal injury or death or could require significant remediation expenses. Because our products, including discontinued products, are long lasting, claims can also arise many years after their manufacture and sale. Additionally, product failures may also arise due to the quality of the raw materials we purchase from third-party suppliers or the quality of the work performed by our customers, including installation work, matters for which we have little to no control, but which may still subject us to a warranty claim. We may also assume product warranty or other similar obligations in acquisition transactions regarding the products sold by the acquired businesses prior to the transaction date for which we are not indemnified pursuant to the terms of the relevant transaction documentation. Our quality control systems and procedures and those of our suppliers and customers cannot test for all possible conditions of use or identify all defects in the design, engineering or specifications of one of our products or the raw materials we use before they are put to their intended purpose. Therefore, there can be no assurances that we will not supply defective or inferior products that cause product or system failure, which could give rise to potentially extensive warranty and other claims for damages, as well as negatively impact our reputation and the perception of our product quality and reliability. While we have established reserves for warranty and related claims that we believe to be reasonable, these claims may exceed our reserves and any such excess and any negative publicity and other issues related to such claims could have a material adverse effect on our business, financial condition and results of operations.

Legal and regulatory claims and proceedings could have a material adverse effect on us.

We are subject to claims, litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future, some of which could be material. For example, we have been, and may in the future be, subject to claims for product liability, construction defects, project delay, personal injury and property and other damages. We have also been subject to allegations regarding compliance with mandated product specifications. Claims and proceedings, whether or not they have merit and regardless of the outcome, are typically expensive and can divert the attention of management and other personnel for significant periods of time. Additionally, claims and proceedings can impact customer confidence and the general public’s perception of our company and products, even if the underlying assertions are proven to be false. While we have established reserves we believe to be reasonable under the facts known, the outcomes of litigation and similar disputes are often difficult to reliably predict and may result in decisions or settlements that are contrary to or in excess of our expectations and losses may exceed our reserves. In addition, various factors and developments could lead us to make changes in our current estimates of liabilities and related insurance receivables or make new or modified estimates as a result of a judicial ruling or judgment, a settlement, regulatory developments or changes in applicable law. Any claims or proceedings, particularly those in which we are unsuccessful or for which we did not establish adequate reserves, could have a material adverse effect on our business, financial condition and results of operations.

The seasonality of our business and its susceptibility to severe and prolonged periods of adverse weather and other conditions could have a material adverse effect on us.

Demand for our products in some markets is typically seasonal, with periods of snow or heavy rain negatively affecting construction activity. For example, sales of our products in Canada and the Northeast and Midwest regions of the United States are somewhat higher from spring through autumn when construction activity is greatest. Construction activity declines in these markets during the winter months in particular due to inclement weather, frozen ground and fewer hours of daylight. Construction activity can also be affected in any period by adverse weather conditions such as hurricanes, severe storms, torrential rains and floods, natural disasters such as fires and earthquakes and similar events, any of which could reduce demand for our products, push back existing orders to later dates or lead to cancellations. Furthermore, our ability to deliver products on time or at all to our customers can be significantly impeded by such conditions and events, such as these described above. Public holidays and vacation periods constitute an additional factor that may exacerbate certain seasonality effects, as building projects or industrial manufacturing processes may temporarily cease. These conditions, particularly when unanticipated, can leave both equipment and personnel underutilized. Additionally, the seasonal nature of our business has led to variation in our quarterly results in the past and may continue to do so in the future. This general seasonality of our business and any severe or prolonged adverse weather conditions or other similar events could have a material adverse effect on our business, financial condition and results of operations.

Certain of the contracts in our backlog may be adjusted, cancelled or suspended by our customers and, therefore, our backlog is not necessarily indicative of our future revenues or earnings or, even if performed, a good indicator of our future margins.

As of June 30, 2016, our backlog totaled approximately $498.1 million. In accordance with industry practice, many of our contracts are subject to cancellation, reduction, termination or suspension at the discretion of the customer in respect of work that has not yet been performed. In the event of a project cancellation, we would generally have no contractual right to the total revenue reflected in our backlog, but instead would collect revenues in respect of all work performed at the time of cancellation as well as all other costs and expenses incurred by us through such date. Projects can remain in backlog for extended periods of time because of the nature of the project, delays in execution of the project and the timing of the particular services required by the project. Additionally, the risk of contracts in backlog being cancelled, terminated or suspended generally increases at times, including as a result of periods of wide-spread macroeconomic and industry slowdown, weather, seasonality and many of the other factors impacting our business. Many of the contracts in our backlog are subject to changes in the scope of services to be provided as well as adjustments to the costs relating to the contracts. The revenue for certain contracts included in backlog are based on estimates. Therefore, the timing of performance on our individual contracts can affect greatly our margins and hence, future profitability. There is no assurance that backlog will actually be realized as revenues in the amounts reported or, if realized, will result in any estimated profits.

Our project-based business requires significant liquidity, and any inability to ensure adequate financing or guarantees for large projects in the future could have a material adverse effect on us.

The projects in which we participate, particularly in our pressure pipe business, can be capital-intensive and often require substantial liquidity levels. In line with industry practice, we receive prepayments from our customers as well as milestone payments. However, a change in prepayment patterns or our inability to obtain third-party guarantees in respect of such prepayments could force us to seek alternative financing sources, such as bank debt or in the capital markets, which we may not be able to do on terms acceptable to us or at all, any of which could have a material adverse effect on our business, financial condition and results of operations.

As is customary in some of our sub-markets, we provide our customers with performance guarantees and other guarantee instruments, such as surety bonds, that guarantee the timely completion of a project pursuant to defined contractual specifications. We also enter into contractual obligations to pay liquidated damages to our customers for project delays. We are required to make payments under these contracts, guarantees and instruments if we fail to meet any of the specifications. Some customers require the performance guarantees to be issued by a reputable and creditworthy financial institution in the form of a letter of credit, surety bond or other financial guarantee. Financial institutions consider our credit ratings and financial position in the guarantee approval process. Our credit ratings and financial position could make the process of obtaining guarantees from financial institutions more difficult and expensive. If we cannot obtain such guarantees from reputable and creditworthy financial institutions on reasonable terms or at all, we could face higher financing costs or even be prevented from bidding on or obtaining new projects, and any of these or other related obstacles could have a material adverse effect on our business, financial condition and results of operations.

Delays or outages in our information technology systems and computer networks could have a material adverse effect on us.

Our manufacturing facilities as well as our sales and service activities depend on the efficient and uninterrupted operation of complex and sophisticated information technology systems and computer networks which are subject to failure and disruption. These and other problems may be caused by system updates, natural disasters, malicious attacks, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins or other similar events. Additionally, because we have grown through various acquisitions, we have integrated and are integrating a number of disparate information technology systems across our organization, certain of which may be outdated and due for replacement, further increasing the likelihood of problems. We may in the future replace and integrate systems, but these updates may not be successful, they may create new issues we currently do not face or they may significantly exceed our cost estimates.

Furthermore, prior to the Acquisition, we were dependent on HeidelbergCement for a number of corporate and shared services, including its information technology systems and services. Following the Acquisition through February 2016, HeidelbergCement continued to provide us with certain of these services under the terms of a transition services agreement. These information technology systems and services that were previously provided by HeidelbergCement under the transition services agreement are now established internally and, in part, provided by a third-party service provider. Such systems and services may not however be comparable to those provided under the transition services agreement, may be insufficient for our needs and may create new issues that we do not currently face.

Any disruption in our information technology systems could interrupt or damage our operations and our ability to meet customer needs as well as our ability to maintain effective controls. In addition, we could be subject to reputational harm or liability if confidential customer information is misappropriated from our systems. Despite our security measures and business continuity plans, our systems could be vulnerable to disruption and any such disruption and the resulting fall-out could have a material adverse effect on our business, financial condition and results of operations.

We have material weaknesses in our internal control over financial reporting and our inability to remediate these weaknesses or otherwise implement and maintain effective internal control over financial reporting, or the inability of our independent registered public accounting firm to provide an unqualified report thereon, could have a material adverse effect on us.

We are not currently required to comply with rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, regarding internal control over financial reporting and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. However, our independent registered public accounting firm identified two material weaknesses, one regarding inventory and one regarding systems, processes and people, as of December 31, 2015. These material weaknesses could, among other things, adversely impact our ability to provide timely and accurate financial information or result in a misstatement of the account balances or disclosures that would result in a material misstatement to our annual or interim financial statements that would not be prevented or detected. The material weaknesses are described in greater detail in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Material Weaknesses in Internal Control Over Financial Reporting.”

Extensive work still remains to fully-implement and complete our remediation plan with respect to the existing material weaknesses. These matters have required, and will continue to require, a significant amount of management time and resources and a significant commitment of external resources, both of which may lead to substantial costs. Further, starting with our second annual report on Form 10-K that we file with the SEC, our management will be required to report on, and our independent registered public accounting firm will be required to attest to, the effectiveness of our internal control over financial reporting. To comply with these requirements, we may need to undertake various additional actions, such as implementing new controls and procedures and hiring additional accounting or internal audit staff, and incur substantial costs. If we are unsuccessful in implementing or following our remediation plan, or fail to update our internal controls as our business evolves, we may not be able to, among other things, accurately report our financial condition, results of operations, or cash flows or maintain effective disclosure controls and procedures.

We may not be able to successfully remediate our existing material weaknesses and we may identify additional material weaknesses that we may not be able to remediate, in each case, in time to meet the Section 404 compliance deadline. If we are unable to comply with the requirements of Section 404 in a timely manner or are unable to assert that our internal control over financial reporting is effective as and when required, whether as a result of any failure to remediate our existing material weaknesses, identification of additional material weaknesses in our internal control over financial reporting or otherwise, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting or issues an adverse opinion, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could decline materially.

Our rebranding efforts could have a material adverse effect on us.

Prior to the Acquisition, we operated as a wholly owned business of HeidelbergCement known as Hanson Building Products and the majority of our products were marketed using the “Hanson” brand name and logo. Following completion of the Acquisition, we were required to discontinue the use of “Hanson” and related names. On October 16, 2015, we announced that we were rebranding our business under the “Forterra” name and began using the “Forterra” name and logo.

This rebranding effort requires time and expense, and may impact our future results of operations. We may lose customers if they do not respond favorably to the new brand or fail to recognize the new brand as a continuation of our prior business. This is particularly the case for customers that purchase our products through distributors and have no direct relationship with us. Furthermore, we believe that our association with the “Hanson” name and with HeidelbergCement at times provided us with preferred status with customers, suppliers and other parties due to its recognized brand, perceived high quality products and services and financial strength. We may therefore lose potential new customers who choose not to consider our product offerings since we are no longer branded with the more familiar “Hanson” name. The rebranding may also affect our ability to recruit qualified personnel. Any unforeseen costs, lack of success or loss of current or potential new customers related to the rebranding could have a material adverse effect on our business, financial condition and results of operations.

We also share the “Forterra” brand with Forterra UK, a public company listed on the London FTSE, and for a limited time following the Bricks Disposition, with our then-former bricks business and then the Bricks Joint Venture. Forterra UK is currently majority-owned by Lone Star and operates solely in the United Kingdom. Following the Bricks Disposition, our then-former bricks business will be wholly owned by Lone Star and following the closing of the Bricks Joint Venture, the Bricks Joint Venture will be 50% owned by Lone Star. We have no control over Forterra UK’s use of the “Forterra” name and logo, and will not have any control over the use by our then-former bricks business or the Bricks Joint Venture and any actions or negative publicity related to any of them and their products could have a material adverse effect on our business, financial condition and results of operations.

Any inability to protect our intellectual property or claims that we infringe on the intellectual property rights of others could have a material adverse effect on us.

We rely on a combination of patents, trademarks, trade names, confidentiality and nondisclosure clauses and agreements, and other unregistered rights to define and protect our rights to our brand and the intellectual property used in certain of our products, including the innovative technologies relating to storm water management acquired in the Bio Clean Acquisition. We also rely on product, industry, manufacturing and market “know-how” that cannot be registered and may not be subject to any confidentiality or nondisclosure clauses or agreements. Furthermore, while we have submitted the appropriate applications, we have not yet completed the registration process of the Forterra brand in all relevant jurisdictions and we are still in the process of applying for certain Bio Clean patents and our rights to the intellectual property could be challenged by a third party. We cannot guarantee that any of our registered or unregistered intellectual property rights or our know-how, or claims thereto, will now or in the future successfully protect what we consider to be the intellectual property underlying our products and business, or that our rights will not be successfully opposed or otherwise challenged. We also cannot guarantee that each application filed with respect to the Forterra name and the Bio Clean technologies will be approved. To the extent that our innovations, products and name are not protected by patents or other intellectual property rights, third parties, including competitors, may be able to commercialize our innovations or products or use our know-how. Additionally, we have faced in the past and may in the future face claims that we are infringing the intellectual property rights of others. If any of our products are found to infringe the patents or other intellectual property rights of others, our manufacture and sale of such products could be significantly restricted or prohibited and we may be required to pay substantial damages or on-going licensing fees. Any inability to protect our intellectual property rights or any misappropriation of the intellectual property of others could have a material adverse effect on our business, financial condition and results of operations.

Our foreign operations could have a material adverse effect on us.

We operate production facilities in Canada and Mexico and we are therefore subject to a number of risks specific to these countries. These risks include social, political and economic instability, unexpected changes in regulatory requirements, tariffs and other trade barriers, currency exchange fluctuations, acts of war or terrorism and import/export requirements. Our financial statements are reported in U.S. dollars with international transactions being translated into U.S. dollars. If the U.S. dollar strengthens in relation to the Canadian dollar, our U.S. dollar reported net sales and income will decrease. Additionally, since we incur costs in foreign currencies, fluctuation in those currencies’ value can negatively impact manufacturing and selling costs. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.” There can be no assurances that any of these factors will not materially impact our production cost or otherwise have a material adverse effect on our business, financial condition and results of operations.

Insufficient insurance coverage could have a material adverse effect on us.

We maintain property, business interruption, counterparty and liability insurance coverage that we believe is consistent with industry practice. However, our insurance program does not cover, or may not adequately cover, every potential risk associated with our business and the consequences thereof. In addition, market conditions or any significant claim or a number of claims made by or against us could cause our premiums and deductibles to increase substantially and, in some instances, our coverage may be reduced or become entirely unavailable. In the future, we may not be able to obtain meaningful coverage at reasonable rates for a variety of risks, including certain types of environmental hazards and ongoing regulatory compliance. In addition, we self-insure a portion of our exposure to certain employee benefit matters, including employee health care claims of up to $500,000 per covered individual per year and wage-payment obligations for short-term disability. If our insurance coverage is insufficient, if we are not able to obtain sufficient coverage in the future, or if we are exposed to significant losses as a result of the risks for which we self-insure, any resulting costs or liabilities could have a material adverse effect on our business, financial condition and results of operations.

Our historical financial information as a business of HeidelbergCement and following the Acquisition, after which we have consummated a number of strategic transactions, may not be representative of our results as an independent company.

Certain of the historical financial information included in this prospectus has been derived from the historical financial statements of HeidelbergCement through March 2015 and does not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity prior to that date. The historical costs and expenses reflected in our combined predecessor financial statements include an allocation for certain centralized corporate functions historically provided by HeidelbergCement, including executive senior management, financial reporting, financial planning and analysis, accounting, information technology, tax, risk management, treasury, legal and human resources. While we believe that the historical allocations for these functions are reasonable reflections of historical utilization levels in support of our business, such allocations may not be reflective of our cost structure, funding and operations following the Acquisition, including changes in our employee base, changes in our legal structure, potential increased costs associated with reduced economies of scale, migration of our informational technology systems and increased costs associated with being a stand-alone company. Nor do these historical results indicate the levels of expense necessary to operate as a publicly traded company. Furthermore, we have a very limited history of functioning as a stand-alone company and we have acquired a number of businesses since the Acquisition and we do not present any historical financial information in this prospectus for a full fiscal year reflecting our operations as a stand-alone company and inclusive of each of these acquisitions and the other transactions addressed in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” As a result of these factors, the historical financial information included in this prospectus is not necessarily representative of what would have been reflected in our financial statements had we been a stand-alone company inclusive of the recent transactions or indicative of our future results of operations, financial position, cash flows or costs and expenses. For additional information, see the sections entitled “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Condensed Combined Financial Information” and our audited combined financial statements and notes thereto included elsewhere in this prospectus.

Risks Relating to our Indebtedness

The terms of our debt could have a material adverse effect on us.

We have substantial debt and may incur additional debt. As of June 30, 2016, we had approximately $1,239.8 million of long-term debt outstanding under the Revolver, Senior Term Loan and Junior Term Loan, net of debt issuance costs and original issue discount. Our credit facilities contain a number of significant restrictions and covenants that generally restrict our business and limit our ability to, among other things:

•	dispose of certain assets;

•	incur or guarantee additional indebtedness;

•	enter into new lines of business;

•	make investments, intercompany loans or certain payments in respect of indebtedness;

•	incur or maintain certain liens;

•	enter into transactions with affiliates;

•	engage in certain sale and leaseback transactions;

•	declare or pay dividends and make other restricted payments, including the repurchase or redemption of our stock; and

•	engage in mergers, consolidations, liquidations and certain asset sales.

The credit facilities also require us to maintain certain financial ratios. See the section entitled “Description of Certain Indebtedness” for additional information regarding the covenants and other terms of the Revolver, Senior Term Loan and Junior Term Loan.

These and other similar provisions in these and other documents could have adverse consequences on our business and to our investors because they limit our ability to take these actions even if we believe that a specific transaction would contribute to our future growth or improve our operating results. For example, these restrictions could limit our flexibility in planning for or reacting to changes in our business and our industry, thereby inhibiting our ability to react to markets and potentially making us more vulnerable to downturns. These restrictions could also require that, based on our level of indebtedness, a significant portion of our cash flow from operations be used to make interest payments, thereby reducing the cash flow available for working capital, to fund capital expenditures or other corporate purposes and to generally grow our business. Furthermore, these restrictions could prevent us from pursuing a strategic transaction that we believe is in the best interests of our company and our stockholders.

Under the terms of a U.S. master lease, we have leased certain U.S. properties through April 4, 2036 at a cost of approximately $13.4 million per annum, payable monthly, subject to an annual 2.0% increase. Under the terms of a Canadian master lease, we have leased certain Canadian properties through April 4, 2036 at a cost of $3.5 million (CAD) per annum. Each of these master lease agreements contain certain restrictions and covenants that limit, among other things, our use of and ability to sub-lease or discontinue use of the leased properties. See “Description of Certain Indebtedness—Sale Leaseback.”

Our ability to comply with these provisions may be affected by events beyond our control. A breach of any of these provisions or any inability to comply with mandated financial ratios could result in a default, in which case the lenders may have the right to declare all borrowings to be immediately due and payable. If we are unable to repay any borrowings when due, whether at maturity or if declared due and payable following a default, the lenders would have the right to proceed against the pledged collateral securing the indebtedness. Therefore, the restrictions under our credit facilities and any breach of the covenants or failure to otherwise comply with the terms of the credit facilities could have a material adverse effect on our business, financial condition and results of operations.

Our current indebtedness and any future indebtedness we may incur could have a material adverse effect on us.

We expect that we will depend primarily on cash generated by our operations to pay our expenses and any amounts due under our credit facilities and any other indebtedness we may incur. However, our business may not generate sufficient cash flows from operations in the future and our currently anticipated growth in revenues and cash flows may not be realized, either or both of which could result in us being unable to repay indebtedness or our inability to fund other liquidity or strategic needs. Our ability to make these payments depends on our future performance, which will be affected by financial, business, economic and other factors, many of which are beyond our control. If we do not have sufficient liquidity, we may be required to refinance all or part of our then existing debt, sell assets or borrow more money.

If we incur additional indebtedness, the risks related to our indebtedness that we currently face could intensify. In addition to the risk of higher interest rates and fees, the non-economic terms of any additional indebtedness may contain covenants and other terms restricting our financial, operating and strategic flexibility to an equal or greater extent as those imposed by our current credit facilities. Additional indebtedness may also include cross-default provisions such that, if we breach a restrictive covenant with respect to any of our indebtedness, or an event of default occurs, lenders may be entitled to accelerate all amounts owing under other outstanding indebtedness.

If we are required to refinance our indebtedness or otherwise incur additional indebtedness to fund strategic transactions or otherwise, any additional financing may not be available on terms favorable to us or at all. If, at such time, market conditions are materially different or our credit profile has deteriorated, the cost of refinancing our debt may be significantly higher than our indebtedness existing at that time, or we may not be able to refinance our debt at all. Any failure to meet any future debt service obligations or any inability to obtain any additional financing on terms acceptable to us or to comply therewith could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to this Offering and Ownership of Our Common Stock

There is currently no public market for shares of our common stock and an active trading market for our common stock may never develop following this offering.

Prior to this offering, there has been no market for shares of our common stock. Although our common stock has been approved for listing on NASDAQ under the symbol “FRTA,” an active trading market for our common stock may never develop or, if one develops, it may not be sustained following this offering. Accordingly, no assurance can be given as to the following:

•	the likelihood that an active trading market for our common stock will develop or be sustained;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their shares of common stock; or

•	the price that our stockholders may obtain for their common stock.

If an active market for our common stock with meaningful trading volume does not develop or is not maintained, the market price of our common stock may decline materially below the offering price and you may not be able to sell your shares.

The trading price of our common stock may be volatile and could decline substantially following this offering.

The market price of our common stock following this offering may be highly volatile and subject to wide fluctuations. Some of the factors that could negatively affect the market price of our common stock or result in significant fluctuations in price, regardless of our actual operating performance, include:

•	actual or anticipated variations in our quarterly operating results;

•	changes in market valuations of similar companies;

•	changes in the markets in which we operate;

•	additions or departures of key personnel;

•	actions by stockholders, including the sale by Lone Star of any of its shares of our common stock;

•	speculation in the press or investment community;

•	general market, economic and political conditions, including an economic slowdown;

•	uncertainty regarding economic events, including in Europe in connection with the United Kingdom’s possible departure from the European Union;

•	changes in interest rates;

•	our operating performance and the performance of other similar companies;

•	our ability to accurately project future results and our ability to achieve those and other industry and analyst forecasts; and

•	new legislation or other regulatory developments that adversely affect us, our markets or our industry.

Furthermore, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry, and often occurs without regard to the operating performance of the affected companies. Therefore, factors that have little or nothing to do with us could cause the price of our common stock to fluctuate, and these fluctuations or any fluctuations related to our company could cause the market price of our common stock to decline materially below the public offering price.

The offering price per share of our common stock offered under this prospectus may not accurately reflect the value of your investment.

Prior to this offering, there has been no market for our common stock. The offering price per share of our common stock offered by this prospectus was negotiated among Lone Star, the underwriters and us. Factors considered in determining the price of our common stock include:

•	the history and prospects of companies whose principal business is the manufacturing and sale of similar products;

•	market valuations of those companies;

•	our capital structure;

•	general conditions of the securities markets at the time of this offering; and

•	other factors that we and they deemed relevant.

The offering price may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares.

The coverage of our business or our common stock by securities or industry analysts or the absence thereof could adversely affect our stock price and trading volume.

The trading market for our common stock will be influenced in part by the research and other reports that industry or securities analysts may publish about us or our business or industry. We do not currently have, and may never obtain, research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price and volume of our stock would likely be negatively impacted. If analysts do cover us and one or more of them downgrade our stock, or if they issue other unfavorable commentary about us or our industry or inaccurate research, our stock price would likely decline. Furthermore, if one or more of these analysts cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets. Any of the foregoing would likely cause our stock price and trading volume to decline.

Lone Star may have conflicts of interest with other stockholders and may limit your ability to influence corporate matters.

Immediately after this offering, Lone Star will beneficially own approximately 71.1% (or 66.8% if the underwriters’ option to purchase additional shares is exercised in full) of our outstanding common stock. See “Principal and Selling Stockholders” for more information on the beneficial ownership of our common stock. As a result of this concentration of stock ownership, Lone Star acting on its own has sufficient voting power to effectively control all matters submitted to our stockholders for approval, including director elections and proposed amendments to our bylaws or certificate of incorporation. We currently expect that, as discussed in “Management,” seven of the eleven members of our board of directors following this offering will be employees or affiliates of Lone Star.

In addition, this concentration of ownership may delay or prevent a merger, consolidation or other business combination or change in control of our company and make some transactions that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock more difficult or impossible without the support of Lone Star. Because we have opted out of Section 203 of the Delaware General Corporation Law regulating certain business combinations with interested stockholders, Lone Star may transfer control of us to a third party, which may limit the price that investors are willing to pay in the future for shares of our common stock. After the lock-up period discussed in “Underwriting” expires, Lone Star will be able to transfer control of us to a third-party by transferring its common stock, which would not require the approval of our board of directors or other stockholders. The interests of Lone Star may not always coincide with our interests as a company or the interests of other stockholders. Accordingly, Lone Star could cause us to enter into transactions or agreements of which you would not approve or make decisions with which you would disagree. This concentration of ownership may also adversely affect our share price.

Lone Star is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. Lone Star may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of Lone Star and its affiliates and investment funds may serve as our directors or officers, our amended and restated certificate of incorporation provides, among other things, that none of Lone Star or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of Lone Star has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any of these persons or entities acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and these persons and entities will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for themselves or direct such opportunity to another person. These potential conflicts of interest could have a material adverse effect on our business, financial condition and results of operations if, among other things, attractive corporate opportunities are allocated by Lone Star to themselves or their other affiliates. The terms of our amended and restated certificate of incorporation are described in full under “Description of Capital Stock—Corporate Opportunities and Transactions with Lone Star.”

Lone Star may also have conflicts of interest with the Company and other stockholders as a result of its status as a party to the tax receivable agreement. For example, the tax receivable agreement gives us the right to terminate the tax receivable agreement with approval of a majority of our independent directors and with Lone Star’s consent by making a payment equal to the present value of future payments under the tax receivable agreement (based on certain assumptions and deemed events in the agreement, including those relating to our and our subsidiaries’ future taxable income). Lone Star may determine to withhold its consent to terminate the tax receivable agreement at a time when such a termination would be favorable to us and the other stockholders. Furthermore, the tax receivable agreement prohibits us from settling any tax audit without Lone Star’s consent (not to be unreasonably withheld, conditioned or delayed) if the outcome of the audit is reasonably expected to affect Lone Star’s rights under the tax receivable agreement. Therefore, Lone Star may determine to withhold consent to a settlement that reduces the payments Lone Star will receive under the tax receivable agreement, even though the settlement might be favorable to us and our stockholders. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

We will be required to pay Lone Star for certain tax benefits, and these amounts are expected to be material.

In connection with the Reorganization, we will enter into a tax receivable agreement with Lone Star that will provide for the payment by us to Lone Star of 85% of the amount of cash savings, if any, in U.S. federal, state, local and non-U.S. income tax that we and our subsidiaries realize (or in some circumstances are deemed to realize) as a result of the utilization of certain tax benefits, together with interest accrued at a rate of LIBOR plus 100 basis points from the date the applicable tax return is due (without extension) until paid. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” These tax benefits, which we collectively refer to as the Covered Tax Benefits, include: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in our assets as of the time of the consummation of this offering, (ii) the utilization of our and our subsidiaries’ net operating losses and tax credits, if any, attributable to periods prior to this offering, (iii) deductions in respect of payments made, funded or reimbursed by an initial party to the tax receivable agreement (other than us or one of our subsidiaries) or an affiliate thereof to participants under the LSF9 Concrete Holdings Ltd Long Term Incentive Plan, (iv) deductions in respect of transaction expenses attributable to the U.S. Pipe Acquisition and (v) certain other tax benefits attributable to payments made under the tax receivable agreement. The tax receivable agreement will become binding on us upon the completion of this offering and will remain in effect until all Covered Tax Benefits have been used or expired, unless the agreement is terminated early, as described below.

We expect that the payments we make under the tax receivable agreement could be substantial. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient income to realize the full tax benefits subject to the tax receivable agreement, we currently estimate that future payments under the agreement will aggregate to between $114.0 million and $124.0 million. This amount, as well as the amount of tax receivable agreement liability reflected in our pro forma financial statements, excludes any payments that may be made to Lone Star under the tax receivable agreement as a result of tax benefits recognized in connection with payments under the LSF9 Concrete Holdings Ltd Long Term Incentive Plan and, thus, the actual payments we ultimately are required to make under the tax receivable agreement could be greater, potentially materially greater, than these amounts. These payment obligations are our obligations and are not obligations of any of our subsidiaries. Furthermore, these payment obligations are not conditioned upon Lone Star maintaining a continued direct or indirect ownership interest in us. The actual utilization of Covered Tax Benefits as well as the timing of any payments under the tax receivable agreement will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.

We will not be reimbursed for any payments made to Lone Star under the tax receivable agreement in the event that the tax benefits are disallowed.

Lone Star will not reimburse us for any payments previously made under the tax receivable agreement if such benefits are subsequently disallowed upon a successful challenge by the Internal Revenue Service, although future payments under the agreement would be adjusted to the extent possible to reflect the result of such disallowance. As a result, in certain circumstances, payments could be made under the tax receivable agreement in excess of our cash tax savings if any, from the Covered Tax Benefits, and we may not be able to recoup those payments, which could adversely affect our liquidity.

In certain cases, payments made by us under the tax receivable agreement may be accelerated and/or significantly exceed the actual benefits we realize in respect of the Covered Tax Benefits.

The term of the tax receivable agreement will continue until all Covered Tax Benefits have been utilized or expired, unless we exercise our right to terminate the agreement with Lone Star’s consent, we breach any of our material obligations under the agreement or certain credit events occur with respect to us, in any of which cases we will be required to make an accelerated payment to Lone Star equal to the present value of future payments under the tax receivable agreement. Such payment would be based on certain assumptions, including, among others, that we and our subsidiaries would generate sufficient taxable income and tax liability to fully utilize all Covered Tax Benefits. The tax receivable agreement also provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) payments under the tax receivable agreement for each taxable year after any such event would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income to fully utilize the Covered Tax Benefits. Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the benefits we realize in respect of the Covered Tax Benefits.

Even if the payments under the tax receivable agreement are not accelerated as described above, such payments may be significantly greater than the benefits we realize in respect of the Covered Tax Benefits, due to the manner in which payments are calculated under the tax receivable agreement. For example, for purposes of calculating the payments to be made to Lone Star:

•	it is assumed that we will pay state and local taxes at a rate of 5%, even though our actual effective state and local tax rate may be materially lower;

•	tax benefits existing at the time of the offering are deemed to be utilized before any post-closing/after-acquired tax benefits and, as a result, we could be required to make payments to Lone Star for a particular tax year even if our tax liability for such year would have been materially reduced or eliminated by reason of our utilization of the post-closing/after-acquired tax benefits;

•	a non-taxable transfer of assets by us to a non-consolidated entity is treated under the tax receivable agreement as a taxable sale at fair market value and, as a result, we could be required to make payments to Lone Star even though such non-taxable transfer would not generate any actual tax benefits to us or our non-consolidated entity; and

•	a taxable sale or other taxable transfer of subsidiary stock by us is (in cases where the subsidiary’s tax basis in its assets exceeds our tax basis in the subsidiary’s stock) is treated under the tax receivable agreement as a taxable sale of the subsidiary’s assets and, as a result, we could be required to make payments to Lone Star that materially exceed the actual tax benefit we realize from such stock sale.

Because of the foregoing, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control.

Certain provisions of the tax receivable agreement limit our ability to incur additional indebtedness, which could adversely affect our business and growth strategy.

For so long as the tax receivable agreement remains outstanding, without the prior written consent of Lone Star (not to be unreasonably withheld, conditioned or delayed), (a) we will be prohibited from entering into any agreement that would be materially more restrictive with respect to our ability to make payments under the tax receivable agreement than the terms of our credit agreements to be entered into in connection with the refinancing of our existing indebtedness at the time of this offering and (b) we will be prohibited from incurring any indebtedness for borrowed money if immediately after giving effect to such incurrence and the application of proceeds therefrom, our consolidated net leverage ratio – the ratio of consolidated funded indebtedness for borrowed money less unrestricted cash to consolidated EBITDA – would exceed a certain specified ratio, in each case as calculated pursuant to the tax receivable agreement, unless the incurrence of such indebtedness is permitted by the terms of our credit agreements to be entered into in connection with the refinancing of our existing indebtedness at the time of this offering or any replacement credit agreements to the extent the terms thereof are no less restrictive in this regard than the applicable credit agreement it replaced. These restrictions on the incurrence of debt could adversely affect our business, including by preventing us from pursuing an acquisition or other strategic transaction that we believe is in the best interests of our company and our stockholders, thereby impeding our growth strategy. Lone Star has no fiduciary duties to us when deciding whether to enforce these covenants under the tax receivable agreement. Furthermore, the provision in the tax receivable agreement that requires that we make an accelerated payment to Lone Star equal to the present value of all future payments due under the tax receivable agreement if we breach any of our material obligations under the agreement or certain credit events occur with respect to us, might make it harder for us to obtain financing from third party lenders on favorable terms.

We would be required to make tax gross-up payments to Lone Star if we consummate a corporate inversion or similar transaction that causes payments under the tax receivable agreement to be subject to withholding taxes.

If we were to consummate a change of control transaction that causes us (or our successor) to become a non-U.S. person (e.g., a corporate inversion transaction), and such transaction causes payments under the tax receivable agreement to become subject to withholding taxes, we would be required under the tax receivable agreement to make tax gross-up payments to Lone Star in respect of such withholding taxes in amounts that may exceed the tax savings realized by the Company from the Covered Tax Benefits. Any such tax gross-up payments could have a negative impact on our liquidity and our ability to finance our growth.

Because of Lone Star’s significant ownership and control of us, we could become liable for obligations of Lone Star or its affiliates, including other companies Lone Star owns or controls.

As a result of Lone Star’s current beneficial ownership of 100% of our common stock, a court, applying tests based on common control or otherwise, could determine that Lone Star and its affiliates, including us and other companies Lone Star now or in the future may own or control, constitute a “partnership-in-fact,” a “controlled group” or other similar collective. Such a finding could be used to impose on us and other members of the group joint and several liability for the obligations of any Lone Star affiliate that is part of the group, including in respect of pension liabilities under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, and related laws. These pension liabilities could include an obligation to make ongoing contributions to fund a pension plan for another group member and for any unfunded liabilities that may exist at the time a group member terminates or withdraws from an underfunded single employer or multiemployer pension plan, as well as result in the creation of liens against our assets and the assets of other members of the group. Under this theory, we could incur significant liabilities for events beyond our control that are not related to or known by us. Additionally, to the extent a group member maintains an underfunded pension plan, ERISA imposes reporting obligations on group members regarding certain events, including if a member ceases to be a member of the controlled group or if it makes certain dividends, distributions or stock repurchases. These reporting obligations could cause us or Lone Star to seek to delay or reconsider pursuing one or more strategic actions with respect to our company or our common stock.

Following this offering, we will be a “controlled company” within the meaning of NASDAQ rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

Upon completion of this offering, Lone Star will continue to control a majority of the voting power of our outstanding common stock. As a result, we will be a “controlled company” within the meaning of the NASDAQ corporate governance standards. Under the relevant NASDAQ rules, a company of which more than 50% of the voting power is held by a person or group is a “controlled company” and need not comply with certain requirements, including the requirement that a majority of the board of directors consist of independent directors and the requirements that the compensation and nominating and corporate governance committees be composed entirely of independent directors. Following this offering, we intend to utilize these exemptions. As a result, among other things, we may not have a majority of independent directors and our compensation and nominating and corporate governance committees may not consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the applicable NASDAQ corporate governance requirements.

Future sales of our common stock in the public market could cause our stock price to fall.

Following completion of this offering, Lone Star will beneficially own approximately 45,369,474 shares or 71.1% of our outstanding shares of common stock (or 42,606,474 shares and 66.8% if the underwriters exercise their option to purchase additional shares in full). We, Lone Star, and our officers and directors have signed lock-up agreements with the underwriters that will, subject to certain exceptions, restrict the sale of shares of our common stock held by them for 180 days following the date of this prospectus. The underwriters may, without notice except in certain limited circumstances, release all or any portion of the shares of common stock subject to lock-up agreements. See “Underwriting” for a description of these lock-up agreements. The market price of our common stock may decline materially when these restrictions on resale by Lone Star and our other affiliates lapse or if they are waived.

Upon the expiration of the lock-up agreements, all shares held by our affiliates will be eligible for resale in the public market, subject to applicable securities laws, including the Securities Act of 1933, as amended, or the Securities Act. Therefore, unless shares owned by any of our affiliates are registered under the Securities Act, these shares may only be resold into the public markets in accordance with the requirements of an exemption from registration or safe harbor, including Rule 144 and the volume limitations, manner of sale requirements and notice requirements thereof. See “Shares Eligible for Future Sale.” Lone Star will be considered an affiliate of ours after this offering based on their expected share ownership and representation of our board of directors. However, after completion of this offering, pursuant to the terms of a registration rights agreement between Lone Star and us, Lone Star will have the right to demand that we register its shares under the Securities Act as well as the right to include its shares in any registration statement that we file with the Securities and Exchange Commission, or the SEC, subject to certain exceptions. See “Shares Eligible for Future Sale.” Any registration of Lone Star’s shares would enable those shares to be sold in the public market, subject to certain restrictions in the registration rights agreement and the restrictions under the lock-up agreements referred to above. Any sale by Lone Star or other affiliates or any perception in the public markets that such a transaction may occur could cause the market price of our common stock to decline materially.

Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering shares under our stock incentive plan. Subject to the terms of the awards pursuant to which these shares may be granted and except for shares held by affiliates who will be subject to the resale restrictions described above, the shares issuable pursuant to our stock incentive plan will be available for sale in the public market immediately after the registration statement is filed. See “Shares Eligible for Future Sale.”

If you purchase shares of common stock sold in this offering, you will experience immediate and substantial dilution and you may suffer additional dilution in the future.

If you purchase shares our common stock in this offering, the value of your shares based on our actual book value will immediately be less than the price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because Lone Star paid substantially less than the then-equivalent of the initial public offering price when it purchased the Company in the Acquisition. If you purchase shares in this offering, you will suffer, as of June 30, 2016, immediate dilution of $20.63 per share in the net tangible book value after giving effect to the sale of common stock in this offering, less underwriting discounts and commissions and the estimated expenses payable by us, and the application of the net proceeds as described in “Use of Proceeds.” We also expect to grant stock options, restricted stock and other forms of stock-based compensation to our directors, officers and employees and you will experience additional dilution in the future when these equity awards are exercised or vest, as applicable. If we raise funds in the future by issuing additional securities, any newly issued shares or shares issued upon conversion or exercise of such securities will further dilute your ownership.

We have no present intention to pay dividends on our common stock.

We have no present intention to pay dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in our credit facilities and agreements governing any other indebtedness we may enter into and other factors that our board of directors deems relevant. See “Dividend Policy.” Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them.

Our ability to raise capital in the future may be limited.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. However, the lapse or waiver of the lock up restrictions discussed above or any sale or perception of a possible sale by Lone Star, and any related decline in the market price of our common stock, could impair our ability to raise capital. Separately, additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common stockholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing stockholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.

We are a holding company and depend on the cash flow of our subsidiaries.

We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets and intellectual property. Consequently, our cash flow and our ability to meet our obligations and pay any future dividends to our stockholders depends upon the cash flow of our subsidiaries and their ability to make payments, directly or indirectly, to us in the form of dividends, distributions and other payments. Any inability on the part of our subsidiaries to make payments to us could have a material adverse effect on our business, financial condition and results of operations.

Provisions of our amended and restated governing documents, Delaware law and other documents could discourage, delay or prevent a merger or acquisition at a premium price.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws that we intend to adopt prior to the consummation of this offering may have the effect of delaying or preventing a change of control or changes in our management. For example, our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

•	permit us to issue, without stockholder approval, preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers, if any, of the shares of the series and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series;

•	prevent stockholders from calling special meetings;

•	restrict the ability of stockholders to act by written consent after such time as Lone Star owns less than a majority of our common stock;

•	limit the ability of stockholders to amend our certificate of incorporation and bylaws;

•	require advance notice for nominations for election to the board of directors and for stockholder proposals;

•	do not permit cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election; and

•	establish a classified board of directors with staggered three-year terms.

These provisions may discourage, delay or prevent a merger or acquisition of our company, including a transaction in which the acquirer may offer a premium price for our common stock.

Our amended and restated certificate of incorporation includes an exclusive forum clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our certificate of incorporation or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware); in all cases subject to such court having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. The exclusive forum clause may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding such exclusive forum clause, a court could rule that such a provision is inapplicable or unenforceable. See “Description of Capital Stock—Exclusive Forum Clause.”

We will incur increased costs and obligations as a result of being a publicly-traded company.

As a company with publicly-traded securities, we will be subject to the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, NASDAQ listing requirements of the applicable stock exchange and other applicable securities rules and regulations. These rules and regulations require that we adopt additional controls and procedures and disclosure, corporate governance and other practices thereby significantly increasing our legal, financial and other compliance costs. These new obligations will also make other aspects of our business more difficult, time-consuming or costly and increase demand on our personnel, systems and other resources. For example, to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we will need to commit significant resources, hire additional staff and provide additional management oversight. Furthermore, as a result of disclosure of information in this prospectus and in our Exchange Act and other filings required of a public company, our business and financial condition will become more visible, which we believe may give some of our competitors who may not be similarly required to disclose this type of information a competitive advantage. In addition to these added costs and burdens, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory actions and civil litigation, any of which could negatively affect the price of our common stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” These forward-looking statements are included throughout this prospectus, including in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Certain Relationships and Related Party Transactions,” and relate to matters such as our industry, business strategy, goals and expectations concerning our market position, future operations, margins, profitability, capital expenditures, liquidity, capital resources and other financial and operating information. We have used the words “approximately,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “seek,” “should,” “target,” “will” and similar terms and phrases to identify forward-looking statements in this prospectus. All of our forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we are expecting, including:

•	the level of construction activity, particularly in the residential construction and non-residential construction markets;

•	government funding of infrastructure and related construction activities;

•	the highly competitive nature of our industry and our ability to effectively compete;

•	energy costs;

•	the availability and price of the raw materials we use in our business;

•	our ability to implement our growth strategy;

•	our dependence on key customers and the absence of long-term agreements with these customers;

•	the level of construction activity in Texas;

•	disruption at one of our manufacturing facilities or in our supply chain;

•	construction project delays and our inventory management;

•	our ability to successfully integrate our recent acquisitions;

•	labor disruptions and other union activity;

•	a tightening of mortgage lending or mortgage financing requirements;

•	our current dispute with HeidelbergCement related to the payment of an earn-out;

•	compliance with environmental laws and regulations;

•	compliance with health and safety laws and regulations and other laws and regulations to which we are subject;

•	our dependence on key executives and key management personnel;

•	our ability to retain and attract additional skilled technical or sales personnel;

•	credit and non-payment risks of our customers;

•	warranty and related claims;

•	legal and regulatory claims;

•	the seasonality of our business and its susceptibility to severe adverse weather;

•	our ability to maintain sufficient liquidity and ensure adequate financing or guarantees for large projects;

•	delays or outages in our information technology systems and computer networks; and

•	additional factors discussed under the sections captioned “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

The forward-looking statements contained in this prospectus are based on historical performance and management’s current plans, estimates and expectations in light of information currently available to us and are subject to uncertainty and changes in circumstances. There can be no assurance that future developments affecting us will be those that we have anticipated. Actual results may differ materially from these expectations due to changes in global, regional or local political, economic, business, competitive, market, regulatory and other factors, many of which are beyond our control, as well as the other factors described in the section entitled “Risk Factors.” Additional factors or events that could cause our actual results to differ may also emerge from time to time, and it is not possible for us to predict all of them. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove to be incorrect, our actual results may vary in material respects from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement made by us in this prospectus speaks only as of the date on which we make it. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable securities laws.

USE OF PROCEEDS

We estimate that our proceeds from this offering will be approximately $304.3 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering as follows:

•	$260.0 million to repay outstanding indebtedness under our Junior Term Loan;

•	$36.0 million to repay outstanding indebtedness under our Senior Term Loan;

•	$7.8 million to pay a prepayment penalty in connection with the repayment of our Junior Term Loan; and

•	the remainder for working capital and other general corporate purposes.

The terms of our Junior Term Loan, including the interest rates and maturities thereof, are described in detail in the section entitled “Description of Certain Indebtedness—Junior Term Loan Facility.” Certain of the proceeds of this indebtedness were used to fund some or all of the Cretex Acquisition, the Sherman-Dixie Acquisition, the U.S. Pipe Acquisition and the June 2016 dividend to Lone Star Fund IX (U.S.), L.P. discussed in the section entitled “Dividend Policy.”

Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., each an underwriter in this offering, or their affiliates, are lenders of approximately $0.3 million, $10.5 million and $3.0 million, respectively, under our Junior Term Loan. Such underwriters, or their affiliates, are expected to receive payments in respect of such amounts in connection with the use of the net proceeds we receive in this offering to repay our Junior Term Loan. These amounts represent less than 5%, in the aggregate, of the net proceeds of this offering. See “Underwriting—Conflicts of Interest.”

Pending use of the net proceeds from this offering described above, we may invest the net proceeds in short- and intermediate-term interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government.

The selling stockholder will receive approximately $49.7 million if the underwriters exercise in full their option to purchase additional shares in gross proceeds from this offering. We will not receive any proceeds from the sale of shares by the selling stockholder.

DIVIDEND POLICY

On June 17, 2016, we assumed an incremental borrowing of $345.0 million under the Senior Term Loan that was used to pay a $338.3 million dividend to Lone Star Fund IX (U.S.), L.P., or the Debt Recapitalization.

We have no present intention to pay cash dividends on our common stock. Any determination to pay dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, results of operations, projections, liquidity, earnings, legal requirements, restrictions in the agreements governing our existing indebtedness and any other indebtedness we may enter into and other factors that our board of directors deems relevant.

The agreements governing our existing indebtedness contain, and debt instruments that we enter into in the future may contain, covenants that place limitations on the amount of dividends we may pay. See the section entitled “Description of Certain Indebtedness.” In addition, under Delaware law, our board of directors may declare dividends only to the extent of our surplus, which is defined as total assets at fair market value minus total liabilities, minus statutory capital, or, if there is no surplus, out of our net profits for the then current and immediately preceding year.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2016:

•	on an actual basis; and

•	on a pro forma basis to give effect to the following:

•	the Bio Clean Acquisition;

•	the J&G Acquisition;

•	the Precast Concepts Acquisition;

•	the Bricks Disposition;

•	the Reorganization, which will include Forterra, Inc. issuing an aggregate of 3,750,002 post-Stock Split shares of common stock to its sole stockholder;

•	the change in the Sale Leaseback guarantor as discussed in greater detail in the section entitled “Description of Certain Indebtedness—Sale Leaseback;”

•	the Stock Split; and

•	on a pro forma, as adjusted basis to give effect to the foregoing and:

•	the issuance and sale of 18,420,000 shares of our common stock offered by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described in “Use of Proceeds;” and

•	the execution of the tax receivable agreement as discussed in greater detail in the section entitled “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

You should read this table together with the information in this prospectus under “Use of Proceeds,” “Selected Historical Financial and Operating Data,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” and with the combined financial statements and the related notes to those statements included elsewhere in this prospectus.

	As of June 30,2016
	Actual	Pro forma	Pro forma, as adjusted
	(in thousands, except share data)
Cash and cash equivalents	$41,817	$11,817	$12,341

Debt:
Revolver(1)	$—	$129,050	$129,050
Junior Term Loan(1)	238,077	238,077	—
Senior Term Loan(1)	1,001,700	1,001,700	965,700
Financing obligation	210,934	—	—
Capital lease liability	—	3,705	3,705

Total debt	$1,450,711	$1,372,532	$1,098,455

Stockholders’ equity:
Undesignated preferred stock, par value $0.001 per share: no shares authorized, issued or outstanding actual, 10,000,000 shares authorized, no shares issued and outstanding pro forma	—	—	—
Common stock, $0.001 par value per share; 190,000,000 shares authorized, 41,619,472 shares issued and outstanding, actual; 190,000,000 shares authorized, 63,789,474 shares issued and outstanding, pro forma	—	45	64
Contributed capital	254,918	100,780	283,568
Accumulated other comprehensive loss	(1,418)	(1,418)	(1,418)
Retained deficit	(50,033)	(68,718)	(98,441)

Total stockholders’ equity	203,467	30,689	183,773

Total capitalization	$1,654,178	$1,403,221	$1,282,228

(1)	As of October 3, 2016, we had approximately $25.0 million, $260.0 million and $1,035.7 million of outstanding principal on the Revolver, Junior Term Loan, and Senior Term Loan, respectively.

DILUTION

Dilution represents the difference between the amount per share paid by investors in this offering and the as adjusted net tangible book value per share of our common stock immediately after this offering. The data in this section have been derived from our condensed combined balance sheet as of June 30, 2016. Net tangible book value per share is equal to our total tangible assets less the amount of our total liabilities, divided by the sum of the number of our shares of common stock outstanding. Our net tangible book value as of June 30, 2016 was $(471.9) million, or $(10.40) per share of common stock.

After giving effect to our receipt of the estimated net proceeds from our sale of common stock in this offering, and after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us and the application of such proceeds as described in the section entitled “Use of Proceeds,” our net tangible book value, pro forma, as of June 30, 2016 would have been $(167.6) million, or $(2.63) per share of common stock. This represents an immediate increase in net tangible book value to our existing stockholders of $7.77 per share and an immediate dilution to new investors in this offering of $20.63 per share. The following table illustrates this per share dilution:

Initial public offering price per share		$18.00
Net tangible book value per share of common stock as of June 30, 2016	$(10.40)
Pro forma increase in net tangible book value per share attributable to new investors	$7.77
Pro forma net tangible book value per share after the offering		$(2.63)

Dilution per share to new investors		$20.63

The following table shows on a pro forma basis at June 30, 2016, after giving effect to the Stock Split, which occurred on October 6, 2016, and the Reorganization, which will occur prior to the consummation of this offering, the total cash consideration paid to us and the average price per share paid by Lone Star and by new investors in this offering before deducting underwriting discounts and estimated offering expenses payable by us.

	Shares purchased		Total consideration		Average price per share
(in thousands, except share and per share data)	Number	%	Number	%
Forterra US Holdings, LLC	45,369,474	71.1%	$203,467	38.0%	$4.48
New investors	18,420,000	28.9%	$331,560	62.0%	$18.00

Total	63,789,474	100%	$535,027	100%	$8.39

If the underwriters exercise their option to purchase additional shares in full, Lone Star would own approximately 66.8% and our new investors would own approximately 33.2% of the total number of shares of our common stock outstanding immediately after this offering (or 71.1% and 28.9%, respectively, if the underwriters do not exercise in full their option to purchase additional shares), based on shares outstanding after this offering.

An aggregate of 5,000,000 additional shares of our common stock will initially be available for future awards under the equity incentive plan that we intend to implement in connection with this offering and are not included in the above discussion and table. To the extent that we grant awards in the future with exercise prices below the initial public offering price in this offering, investors purchasing in this offering will incur additional dilution. See “Shares Eligible for Future Sale.”

SELECTED HISTORICAL FINANCIAL DATA

The following selected combined financial data should be read in conjunction with “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions” and “Description of Certain Indebtedness,” our audited and unaudited condensed combined financial statements and the related notes and the other financial information included elsewhere in this prospectus.

The following tables set forth, for the periods and dates indicated, our selected historical financial data. The accompanying historical financial statements are presented for the “Predecessor,” which are the combined financial statements of HeidelbergCement’s building products business in the United States and Eastern Canada for the period preceding the Acquisition, and the “Successor,” which are the combined financial statements of the Company and subsidiaries for the period following the Acquisition. The Predecessor’s combined statements of operations data for the years ended December 31, 2011 and 2012 and the Predecessor’s combined balance sheet data as of December 31, 2011 and 2012 have been derived from the audited combined financial statements of HeidelbergCement’s building products business in the United States and Eastern Canada, which are not included elsewhere in this prospectus. The Predecessor’s combined statements of operations data for the years ended December 31, 2013 and 2014 and the period from January 1, 2015 through March 13, 2015 and the Predecessor’s combined balance sheet data as of December 31, 2014 have been derived from the audited combined financial statements of HeidelbergCement’s building products business in the United States and Eastern Canada, which are included elsewhere in this prospectus. The Successor’s combined statements of operations data for the period from March 14, 2015 through December 31, 2015 and balance sheet data as of December 31, 2015 have been derived from our audited combined financial statements, which are included elsewhere in this prospectus. The Successor’s combined balance sheet data as of June 30, 2016 and combined statements of operations data for the period from March 14, 2015 through June 30, 2015 and the six months ended June 30, 2016 are derived from our unaudited condensed combined financial statements, which are included elsewhere in this prospectus.

The Predecessor’s financial statements may not necessarily be indicative of our cost structure, financial position, results of operations or cash flows that would have existed if HeidelbergCement’s building products business in the United States and Eastern Canada operated as a stand-alone, independent business. Accordingly, the historical results should not be relied upon as an indicator of our future performance. The Acquisition was accounted for as a business combination, which resulted in a new basis of accounting. The Predecessor’s and the Successor’s financial statements are not comparable as a result of applying a new basis of accounting. See the notes to our audited combined financial statements for additional information regarding the accounting treatment of the Acquisition. In the opinion of management, the unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods and as of such date. Results from interim periods are not necessarily indicative of results that may be expected for the entire year and historical results are not indicative of the results to be expected in the future. The selected financial data presented below represent portions of our financial statements and are not complete.

	(in thousands)
	Successor			Predecessor
(in thousands)	Six months ended June 30, 2016	For the period from March 14, 2015 to June 30, 2015	For the period from March 14, 2015 to December 31, 2015	For the period from January 1, 2015 to March 13, 2015	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Statement of Operations Data:
Net sales	$640,142	$251,315	$722,664	$132,620	$736,963	$697,948	$760,208	$796,586
Cost of goods sold	(509,370)	(228,405)	(626,498)	(117,831)	(631,454)	(611,660)	(688,088)	(712,062)

Gross Profit	130,772	22,910	96,166	14,789	105,509	86,288	72,120	84,524

Selling, general and administrative expenses	(98,622)	(47,716)	(134,971)	(21,683)	(102,107)	(87,393)	(99,939)	(99,603)
Impairment and restructuring charges	(23)	(343)	(1,185)	(542)	(4,219)	(250,577)	(15,267)	(6,716)
Earnings from equity method investee	4,868	3,772	8,429	67	4,451	(216)	(870)	—
Other operating income	2,533	3,930	832	994	6,965	9,232	635	91
Interest expense	(42,129)	(15,551)	(45,953)	(84)	—	—	—	—
Other income (expense), net	(1,179)	(140)	(326)	(39)	(594)	947	8,649	7,721
Income (loss) from continuing operations before income taxes	(3,780)	(33,138)	(77,008)	(6,498)	10,005	(241,719)	(34,672)	(13,984)
Income tax (expense) benefit	36,533	(1,579)	(5,778)	742	(2,417)	(2,561)	(6,843)	(14,794)
Income (loss) from continuing operations	32,753	(34,717)	(82,786)	(5,756)	7,588	(244,280)	(41,515)	(28,778)
Discontinued Operations	—	—	—	—	1,260	(3,018)	(20,150)	(8,832)
Net income (loss)	$32,753	$(34,717)	$(82,786)	$(5,756)	$8,848	$(247,298)	$(61,665)	$(37,610)

Statements of Cash Flows Data:
Net cash provided by (used in) operating activities	$(6,366)	$(37)	$121,417	$(48,224)	$25,918	$31,686
Net cash provided by (used in) investing activities	(858,201)	(643,160)	(898,039)	(2,762)	(1,901)	(55)
Net cash provided by (used in) financing activities	$861,868	$665,629	$822,580	$60,907	$(23,990)	$(31,636)

Balance Sheet Data:
Cash and cash equivalents	$41,817		$43,590		$42	$5	$10	$15
Property, plant & equipment, net	648,621		388,924		414,073	423,826	471,161	558,251
Total assets	2,034,110		938,875		846,168	864,842	1,187,826	1,295,666
Total debt	1,450,711		705,829		—	—	—	—
Total parent company net investment	—		—		657,473	700,938	984,404	1,096,396
Shareholder’s equity	203,467		52,315		—	—	—	—

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information and the related notes present our unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2016 and 2015 and for the year ended December 31, 2015, and our unaudited pro forma condensed combined balance sheet data as of June 30, 2016. The unaudited pro forma condensed combined financial information has been derived by aggregating our audited and unaudited historical combined financial statements, and the historical financial statements of U.S. Pipe, each included elsewhere in this prospectus, and making certain pro forma adjustments to such aggregated financial information to give effect to the transactions defined below, collectively the Transactions:

•	the Acquisition;

•	the Cretex Acquisition;

•	the Sherman-Dixie Acquisition;

•	the U.S. Pipe Acquisition and the reallocation of debt to fund a portion of the purchase price;

•	the Bio Clean Acquisition;

•	the J&G Acquisition;

•	the Precast Concepts Acquisition;

•	the Bricks Disposition;

•	our sale of 49 properties in the United States and Eastern Canada and our concurrent agreement to lease back each of those properties from the respective buyers for an initial term of 20 years, or the Sale Leaseback;

•	our assumption of an incremental borrowing on the Senior Term Loan in June 2016 that was used to pay a dividend to Lone Star Fund IX (U.S.), L.P., or the Debt Recapitalization; and

•	the completion of this offering and the anticipated use of proceeds, including the associated impacts of the tax receivable agreement described in “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”

The Transactions, along with the assumptions and estimates underlying the adjustments to the unaudited pro forma condensed combined financial information, are described in more detail in the accompanying notes, which should be read together with the unaudited pro forma condensed combined financial information.

The table below provides the date each Transaction closed, the date and/or periods each Transaction has been reflected in our historical financial statements and the date and/or periods each Transaction is shown in the unaudited pro forma condensed combined financial information giving effect to the Transactions as if they had occurred on the dates shown.

Transaction	Transaction Close Date(s)	Balance Sheet reflected in historical financial statements:	Period reflected in historical financial statements:	Balance Sheet and/or Period reflected in the pro forma adjustments:	Pro forma information provided as if Transaction occurred:
Acquisition	March 13, 2015	As of June 30, 2016 and December 31, 2015	March 14, 2015 through June 30, 2016	January 1, 2015 through March 13, 2015	January 1, 2015

Cretex Acquisition	October 1, 2015	As of June 30, 2016 and December 31, 2015	October 1, 2015 through June 30, 2016	January 1, 2015 through September 30, 2015	January 1, 2015

Sherman-Dixie Acquisition	January 29, 2016	As of June 30, 2016	January 30, 2016 through June 30, 2016	January 1, 2015 through January 29, 2016	January 1, 2015

U.S. Pipe Acquisition	April 15, 2016	As of June 30, 2016	April 15, 2016 through June 30, 2016	January 1, 2015 through April 14, 2016	January 1, 2015

Bio Clean Acquisition	August 4, 2016	Not included	Not included	As of June 30, 2016 and for period January 1, 2015 through June 30, 2016	January 1, 2015 (Income Statement) and June 30, 2016 (Balance Sheet)

J&G Acquisition	October 14, 2016	Not included	Not included	As of June 30, 2016 and for period January 1, 2015 through June 30, 2016	January 1, 2015 (Income Statement) and June 30, 2016 (Balance Sheet)

Precast Concepts Acquisition	October 14, 2016	Not included	Not included	As of June 30, 2016 and for period January 1, 2015 through June 30, 2016	January 1, 2015 (Income Statement) and June 30, 2016 (Balance Sheet)

Bricks Disposition	October 17, 2016	Not included	Not included	As of June 30, 2016 and for period January 1, 2015 through June 30, 2016	January 1, 2015 (Income Statement) and June 30, 2016 (Balance Sheet)

Sale Leaseback	April 5, 2016 and April 14, 2016	As of June 30, 2016	April 5, 2016 through June 30, 2016	January 1, 2015 through April 4, 2016	January 1, 2015

Debt Recapitalization	June 17, 2016	As of June 30, 2016	June 17, 2016 through June 30, 2016	January 1, 2015 through June 16, 2016	January 1, 2015

Offering	Upon the offering closing date	Not included	Not included	As of June 30, 2016 and for period January 1, 2015 through June 30, 2016	January 1, 2015 (Income Statement) and June 30, 2016 (Balance Sheet)

The unaudited pro forma condensed combined balance sheet as of June 30, 2016 and unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2016 and 2015 and for the year ended December 31, 2015 have been prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial information. The information provided for the six month period ended June 30, 2015 reflects a period for which pro forma information under Article 11 of Regulation S-X is not required to be presented herein. However, the information provided for this period has been included to provide additional information and comparable analysis to our historical and pro forma results of operations for the six months ended June 30, 2016 given the significant impact of these Transactions on our business. Also included in the notes to the unaudited pro forma condensed combined financial information is a note setting forth certain pro forma combined operating results by segment for the comparable periods.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is based upon available information and reflects estimates and certain assumptions made by our management that we believe are reasonable. Actual adjustments may differ materially from the information presented herein. The unaudited pro forma condensed combined financial information does not purport to represent what our combined results of operations and financial position would have been had the Transactions occurred on the dates indicated. They are also not intended to project our combined results of operations or financial position for any future period or date.

The unaudited pro forma condensed combined financial information does not reflect any additional costs that may arise from being a public company or the realization of any expected cost savings, operating efficiencies or other synergies that may result from the Transactions as a result of restructuring activities or other planned cost savings initiatives following the completion of the Transactions, unless such costs have been realized in the historical financial statements.

The pro forma financial statements should be read in conjunction with “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” “Description of Certain Indebtedness” and our audited and unaudited condensed combined financial statements and the related notes and the other financial information included elsewhere in this prospectus.

We have calculated pro forma earnings per share assuming a total of 63,789,474 shares of common stock outstanding after the consummation of this offering. Since we are a combination of entities under common control and did not have any share capital as of June 30, 2016, we have not calculated earnings per share on a historical basis.

Forterra, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2016

(In Thousands, Except Per Share Data)

		Pro Forma Adjustments
	Forterra Historical	Sherman- Dixie Acquisition (4)		U.S. Pipe Acquisition (5)		Other Acquisitions (6)		Bricks Disposition (7)		Sale Leaseback (8)		Debt Recapitalization (9)	Offering (10)	Pro Forma Combined
Net sales	$640,142	$2,893	4(a)	$173,418	5(a)	$38,083	6(a)	$(71,424)	7(a)	$—		$—	$—	$783,112
Cost of goods sold	509,370	2,503	4(a)	146,103	5(a)	23,813	6(a)	(59,432)	7(a)	8,188	8(a)	—	—	628,627
		91	4(b)	(2,009)	5(b)							—	—

Gross profit	$130,772	$299		$29,324		$14,270		$(11,992)		$(8,188)		$—	$—	$154,485
Selling, general & administrative expenses	(98,622)	(795)	4(a)	(11,340)	5(a)	(6,561)	6(a)	7,904	7(a)	—		—	—	(118,809)
		(120)	4(c)	(9,275)	5(c)
Other operating income (expense), net	7,378	—		(8)		—		812	7(a)	1,062	8(a)	—	—	9,244

Income (loss) from operations	$39,528	$(616)		$8,701		$7,709		$(3,276)		$(7,126)		$—	$—	$44,920
Other income (expenses)
Interest expense	(42,129)	36	4(d)	2,739	5(d)	(793)	6(a)	—		3,837	8(a)	(10,705)	16,602	(30,413)
Other income (expenses), net	(1,179)	2		102	5(a)	72		—		—		—	—	(1,003)

Income (loss) from continuing operations before income taxes	(3,780)	(578)		11,542		6,988		(3,276)		(3,289)		(10,705)	16,602	13,504
Income tax (expense) benefit	36,533	—	4(e)	(3,726)	5(a)	(2,586)	6(a)	688	7(a)	1,217	8(a)	—	(6,143)	25,983

Income (loss) from continuing operations	$32,753	$(578)		$7,816		$4,402		$(2,588)		$(2,072)		$(10,705)	$10,459	$39,487

Pro forma net income per share:
Basic														$0.62
Diluted														$0.62
Pro forma weighted average shares outstanding:
Basic														63,789,474
Diluted														63,919,754

See notes to unaudited pro forma condensed combined financial information.

Forterra, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2015

(In Thousands, Except Per Share Data)

	Predecessor	Successor	Pro forma adjustments
	January 1 to March 13, 2015	March 14 to June 30, 2015	Acquisition (2)		Cretex Acquisition (3)		Sherman- Dixie Acquisition (4)		U.S. Pipe Acquisition (5)		Other Acquisitions (6)		Bricks Disposition (7)		Sale Leaseback (8)		Debt Recapitalization (9)	Offering (10)	Pro Forma Combined
Net sales	$132,620	$251,315	$—		$75,002	3(a)	$23,973	4(a)	$282,921	5(a)	$30,243	6(a)	$(65,535)	7(a)	$—		$—	$—	$764,172
									33,633	5(f)
Cost of goods sold	117,831	228,405	(303)	2(a)	63,965	3(a)	20,257	4(a)	238,196	5(a)	17,754	6(a)	(66,115)	7(a)	8,188	8(a)	—	—	654,856
									28,110	5(f)
					1,480	3(b)	395	4(b)	(3,307)	5(b)								—

Gross profit	$14,789	$22,910	$303		$9,557		$3,321		$53,555		$12,489		$580		$(8,188)		$—	$—	$109,316
Selling, general & administrative expenses	(21,683)	(47,716)	(1,084)	2(b)	(6,777)	3(a)	(3,577)	4(a)	(27,533)	5(a)	(5,934)	6(a)	8,544	7(a)	—		—	—	(129,692)
									(3,153)	5(f)
					(3,481)	3(c)	(1,653)	4(c)	(15,645)	5(c)
Other operating income (expense), net	519	7,359	—		(23)		13		1,525	5(a)	—		(1,517)	7(a)	1,002	8(a)	—	—	$8,878

Income (loss) from operations	$(6,375)	$(17,447)	$(781)		$(724)		$(1,896)		$8,749		$6,555		$7,607		$(7,186)		$—	$—	$(11,498)
Other income (expenses)
Interest expense	(84)	(15,551)	(10,212)	2(c)	(7,881)	3(d)	(558)	4(d)	3,924	5(d)	(223)	6(a)	—		(200)	8(a)	(11,678)	16,529	(25,934)
Other income (expense), net									(163)	5(a)			—						(207)
	(39)	(140)	—		105	3(a)	12		(21)	5(f)	39				—		—	—

Income (loss) from continuing operations before income taxes	(6,498)	(33,138)	(10,993)		(8,500)		(2,442)		12,489		6,371		7,607		(7,386)		(11,678)	16,529	(37,639)
Income tax (expense) benefit	742	(1,579)	—	2(d)	—	3(e)	—	4(e)	(6,723)	5(a)	(2,357)	6(a)	—		2,733	8(a)	—	(6,116)	(13,300)
									—	5(e)									—
Less: Net income/(loss) from noncontrolling interest	—	—	—		—		—		—		—		—		—		—	—	—

Income (loss) from continuing operations	$(5,756)	$(34,717)	$(10,993)		$(8,500)		$(2,442)		$5,766		$4,014		$7,607		$(4,653)		$(11,678)	$10,413	$(50,939)

Pro forma net loss per share:
Basic																			$(0.80)
Diluted																			$(0.80)
Pro forma weighted average shares outstanding:
Basic																			63,789,474
Diluted																			63,789,474

See notes to unaudited pro forma condensed combined financial information.

Forterra, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2015

(In Thousands, Except Per Share Data)

	Predecessor	Successor		Pro forma adjustments
	January 1 to March 13, 2015	March 14 to December 31, 2015	Acquisition (2)		Cretex Acquisition (3)		Sherman- Dixie Acquisition (4)		U.S. Pipe Acquisition (5)		Other Acquisitions (6)		Bricks Disposition (7)		Sale Leaseback (8)		Debt Recapitalization (9)	Offering (10)	Pro Forma Combined
Net sales	$132,620	$722,664	$—		$149,284	3(a)	$53,920	4(a)	$618,119	5(a)	$69,184	6(a)	$(138,310)	7(a)	$—		$—	$—	$1,663,363
									55,882	5(f)
Cost of goods sold	117,831	626,498	(303)	2(a)	121,969	3(a)	44,147	4(a)	516,561	5(a)	41,786	6(a)	(132,095)	7(a)	16,376	8(a)	—	—	1,396,432
									47,382	5(f)
					2,263	3(b)	810	4(b)	(6,793)	5(b)								—

Gross profit	$14,789	$96,166	$303		$25,052		$8,963		$116,851		$27,398		$(6,215)		$(16,376)		$—	$—	$266,931
Selling, general & administrative expenses	(21,683)	(134,971)	(1,084)	2(b)	(11,652)	3(a)	(11,033)	4(a)	(47,573)	5(a)	(14,707)	6(a)	17,995	7(a)	—		—	—	(275,020)
									(5,329)	5(f)
					(6,115)	3(c)	(2,408)	4(c)	(36,460)	5(c)
Other operating income (expense), net	519	8,076	—		—		—		3,605	5(a)	—		251	7(a)	2,004	8(a)	—	—	14,455

Income (loss) from operations	$(6,375)	$(30,729)	$(781)		$7,285		$(4,478)		$31,094		$12,691		$12,031		$(14,372)		$—	$—	$6,366
Other income (expenses)
Interest expense	(84)	(45,953)	(10,212)	2(c)	(11,691)	3(d)	(1,102)	4(d)	6,954	5(d)	(959)	6(a)	198	7(a)	(401)	8(a)	(23,356)	33,301	(53,305)
Other income (expenses), net	(39)	(326)	—		210	3(a)	125	4(a)	1,177	5(a)	14		—		—		—	—	1,205
									44	5(f)

Income (loss) from continuing operations before income taxes	(6,498)	(77,008)	(10,993)		(4,196)		(5,455)		39,269		11,746		12,229		(14,773)		(23,356)	33,301	(45,734)
Income tax (expense) benefit	742	(5,778)	—	2(d)	—	3(e)	876	4(e)	(13,358)	5(a)	(4,346)	6(a)	(1,826)	7(a)	5,466	8(a)	—	(12,321)	(30,545)

Less: Net income/(loss) from noncontrolling interest	—	—	—		—		—		—		—		—		—		—	—	—

Income (loss) from continuing operations	$(5,756)	$(82,786)	$(10,993)		$(4,196)		$(4,579)		$25,911		$7,400		10,403		$(9,307)		$(23,356)	$20,980	$(76,279)

Pro forma net loss per share:
Basic																			$(1.20)
Diluted																			$(1.20)
Pro forma weighted average shares outstanding:
Basic																			63,789,474
Diluted																			63,789,474

See notes to unaudited pro forma condensed combined financial information.

Forterra, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2016

(In Thousands)

	Pro forma adjustments
	Forterra Historical	Other Acquisitions (6)		Bricks Disposition (7)		Sale Leaseback (8)		Offering (10)		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$41,817	(30,000)	6(b)	$—		$—		$524		$12,341
Receivables, net	270,088	13,237	6(b)	(17,995)	7(b)	—		—		265,330
Inventories	322,283	9,440	6(b)	(44,410)	7(b)	—		—		287,313
Other current assets	16,328	73		(466)	7(b)	—		(2,517)		13,418
Deferred income taxes	—	—		—		—		—		—

Total current assets	650,516	(7,250)		(62,871)		—		(1,993)		578,402

Non-current assets
Property, plant and equipment, net	648,621	18,815	6(b)	(75,448)	7(b)	(154,757)	8(b)	—		437,231
Goodwill and other intangible assets, net	675,401	123,497	6(b)	10		—		—		798,908
Investment in equity method investees	56,656	—		—		—		—		56,656
Other long term assets	2,916	91		—		6,500	8(b)	—		9,507

Total assets	$2,034,110	$135,153		$(138,309)		$(148,257)		$(1,993)		$1,880,704

LIABILITIES AND EQUITY
Current liabilities
Trade payables	$136,525	$4,425	6(b)	$(10,125)	7(b)	$—		$—		$130,825
Accrued liabilities	73,359	1,678	6(b)	(9,262)	7(b)	29,711	8(b)	—		95,486
Deferred revenue	15,286	—		(9)		—		—		15,277
Tax liability from Bricks Disposition	—	—		32,300	7(b)	—		—		32,300

Total current liabilities	225,170	6,103		12,904		29,711		—		273,888

Non-current liabilities
Senior Term Loan	1,001,700	—		—		—		(36,000)		965,700
Junior Term Loan	238,077	—		—		—		(238,077)		—
Revolving Credit Facility	—	129,050	6(b)	—		—		—		129,050
Financing Obligation	210,934	—		—		(210,934)	8(b)	—		—
Capital lease liability	—	—		—		3,705	8(b)	—		3,705
Deferred tax liability	132,978	—		4,962	7(b)	(29,711)	8(b)	—		108,229
Tax receivable agreement liability	—	—		—		—		119,000	10(a)	119,000
Deferred gain on sale leaseback	—	—		—		77,657	8(b)	—		77,657
Derivative liability	2,875	—		(1,024)	7(b)	—		—		1,851
Other long term liabilities	18,909	—		(1,058)	7(b)	—		—		17,851

Total liabilities	1,830,643	135,153		15,784		(129,572)		(155,077)		1,696,931

Equity
Contributed capital and common stock	254,918	—		(154,093)	7(b)	—		182,807	10(a)	283,632
Accumulated other comprehensive income (loss)	(1,418)	—		—		—		—		(1,418)
Retained earnings (deficit)	(50,033)	—		—		(18,685)	8(b)	(29,723)		(98,441)
Non-controlling interest	—	—		—		—		—		—

Total equity	203,467	$—		(154,093)		(18,685)		153,084		183,773

Total liabilities and equity	$2,034,110	$135,153		$(138,309)		$(148,257)		$(1,993)		$1,880,704

See notes to unaudited pro forma condensed combined financial information.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

1. Basis of presentation

The unaudited pro forma condensed combined financial information is based upon the historical combined financial statements of the Predecessor, the historical financial statements of the Successor and the historical financial statements of U.S. Pipe, as adjusted for the impact of the Transactions on ours and U.S. Pipe’s historical results of operations and financial position, as if the Transactions occurred on the dates reflected in the table in the introductory section above. The historical financial statements have been adjusted to give pro forma effect to events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results following the Transactions.

Each of the business combinations were accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification, or ASC, Topic 805, Business Combinations. As the acquirer for accounting purposes, we have estimated the fair value of the Predecessor’s, Cretex’s, Sherman-Dixie’s, U.S. Pipe’s and Bio Clean’s assets acquired and liabilities assumed and conformed the accounting policies of each acquisition to our own accounting policies. The estimated values of the assets acquired and liabilities assumed for Sherman-Dixie, U.S. Pipe and Bio Clean presented herein are preliminary and reflect our expectations based on the information currently available. The acquisitions of Sherman-Dixie, U.S. Pipe and Bio Clean are still in their respective measurement periods as defined by ASC 805 and purchase price allocations may be subject to change upon completion of the determination of the fair values of all acquired assets and liabilities. The Sale Leaseback was accounted for under the guidance set forth in ASC 360, Property, Plant and Equipment, and ASC 840, Leases, for similar transactions.

The unaudited pro forma condensed combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. They also may not be useful in predicting our future financial condition and results of operations. Our actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

2. Pro Forma Adjustments for Acquisition

The Acquisition was completed on March 13, 2015 and therefore, the fair value of the assets acquired and liabilities assumed is already reflected in our historical condensed combined balance sheet as of June 30, 2016. Lone Star acquired our business, along with the business of Forterra UK, from HeidelbergCement for aggregate cash consideration of $1.33 billion, subject to a potential earn-out of up to $100.0 million that is currently the subject of dispute. The portion of the total purchase price apportioned by Lone Star to the Acquisition is $640.4 million. Lone Star funded the transactions with an equity investment of $432.3 million and third-party debt in the amount of $940.0 million. The portion of Lone Star’s equity investment apportioned to the Acquisition is $167.5 million and the portion of third party debt allocated to the Acquisition is $515.5 million, inclusive of $20.5 million in debt issuance costs and $22.1 million in original issue discount. Our operating subsidiaries are guarantors of this debt, and therefore, jointly and severally liable obligors. The unaudited pro forma condensed combined financial information reflects the impact of our portion of the Acquisition on our historical operating activity for the period from January 1, 2015 through March 13, 2015, including increased debt financed interest expense and the impact on historical depreciation and amortization expense, as

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

if the Acquisition had occurred on January 1, 2015. Capital expenditures on a combined pro forma basis were $27.1 million, $25.6 million and $42.0 million for the six months ended June 30, 2016, six months ended June 30, 2015, and year ended December 31, 2015, respectively.

Transition Services Agreement

The Company is no longer part of HC and its affiliates, but did have a Transition Services Agreement (“TSA”) with HC providing for corporate overhead services. Per the TSA, the services were to be provided to the Successor for a period of up to 18 months. The initial services provided primarily consisted of certain accounting, information technology, human resources, and other general and administrative services associated with the Successor’s transition to a stand-alone company. As of February 2016, the TSA was terminated and the Company replaced the TSA with internal costs. These internal costs are reflected in the historical financial statements, thus, no pro forma adjustments are required.

Hudson Advisors

The Company has an advisory agreement with Hudson Advisors, an affiliate of Lone Star, to provide certain management oversight services to the Company, including assistance and advice on strategic plans, obtaining and maintaining certain legal documents, and communicating and coordinating with service providers. Upon completion of the Offering, this agreement will be terminated. The services provided by this agreement will be replaced internally and the Company does not expect to incur any significant additional incremental costs and, as such, no pro forma adjustments have been made related to the termination of this agreement.

We performed a valuation analysis of the fair market value of the Predecessor’s assets and liabilities, which has been completed as of the date of this prospectus. The following table summarizes the fair values of the assets acquired and liabilities assumed by us as of the Acquisition date:

Fair Value
Net working capital	$257,368
Property, plant and equipment	311,191
Investment in equity method investee	56,400
Customer backlog intangible	4,500
Other assets and other liabilities	(6,495)

Net identifiable assets acquired	$622,964
Goodwill	17,464

Consideration transferred, net of cash acquired	$640,428

The goodwill recognized was attributable primarily to expected operating efficiencies and expansion opportunities in the business acquired.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

The following adjustments have been included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2015 and the year ended December 31, 2015 covering the pro forma adjustment period from January 1, 2015 through March 13, 2015 as if the Acquisition had occurred as of January 1, 2015:

(a)	Cost of goods sold. Reflects the adjustments to eliminate the Predecessor’s historical depreciation expense and record depreciation expense for the assets acquired:

Asset Category	Fair Value acquired	Weighted Average useful life (in years)	Six months ended June 30, 2015	Year ended December 31, 2015
Land and land improvements	$120,591	10.2	$167	$167
Machinery and equipment	96,428	3.5	5,546	5,546
Building and improvements	68,496	16.4	834	834
Other equipment	1,193	7.5	32	32
Construction in process	24,483	N/A	—	—

Total property, plant and equipment, net	$311,191

Depreciation expense for assets acquired			$6,579	$6,579
Elimination of Predecessor’s historical depreciation expense			(6,882)	(6,882)

Pro forma adjustment to decrease cost of goods sold			$(303)	$(303)

(b)	Selling, general and administrative expenses. The net pro forma adjustments to selling, general and administrative expenses are comprised of the following items:

	Estimated Fair Value	Estimated Useful Life (in Years)	Six months ended June 30, 2015	Year ended December 31, 2015
Customer backlog	$4,500	0.8	$1,096	$1,096
Elimination of Predecessor’s historical amortization expense			(12)	(12)

Pro forma adjustment to increase Selling, general and administrative expenses			$1,084	1,084

The pro forma adjustments to intangible amortization expense are based on the fair value of the Predecessor’s identifiable intangible assets as if the Acquisition had occurred as of January 1, 2015.

(c)

Interest expense.    Reflects an adjustment for interest expense and the amortization of deferred financing costs and debt discounts on our borrowings of approximately $515.5 million, assuming the Acquisition occurred on January 1, 2015. The financing transactions included $254.9 million under the Senior Term Loan ($241.7 million net of $13.2 million of original issue discount and debt issuance costs), $260.0 million under the Junior Term Loan ($233.8 million, net of $26.2 million of original issue discount and debt issuance costs) and a $0.6 million draw on the Revolver. The terms of these financing arrangements

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

are described in greater detail in the section entitled “Description of Certain Indebtedness.” The interest rate for both the Senior Term Loan and Junior Term Loan is set at LIBOR (with a 1% floor) plus a margin of 5.5% and 9.5%, respectively. A rise of current interest rate levels to above the 1% floor would be required to increase our interest expense and a reduction in interest rates would have no impact. As of June 30, 2016, we had elected to use three month LIBOR with a rate of 0.63%. A hypothetical 1/8 percent change in the rates applicable to our variable rate debt would have increased interest expense by $0.2 million for the six months ended June 30, 2015 and the year ended December 31, 2015.

	Principal Amount	Interest Rate	Six months ended June 30, 2015	Year ended December 31, 2015
Senior Term Loan	$254,877	6.5%	$3,313	$3,313
Junior Term Loan	260,000	10.5%	5,460	5,460
Revolver	619	Variable	271	271

Total debt, gross	515,496
Interest expense on new debt used to acquire Predecessor			$9,044	$9,044
Amortization of new debt issuance costs and discount			1,168	1,168

Proforma adjustment to increase Interest expense			$10,212	$10,212

(d)	Income tax (expense) benefit. Due to our limited history and the history of pre-tax losses generated by the Predecessor, deferred tax benefits were not recorded on the pro forma adjustments.

3. Pro Forma Adjustments for Cretex Acquisition

We acquired Cretex on October 1, 2015 for total cash consideration of approximately $245.1 million including customary working capital adjustments. The Cretex Acquisition was partially funded with new indebtedness under the Senior Term Loan totaling $240.0 million, net of $8.9 million in debt issuance costs and debt discounts.

The fair value of Cretex assets acquired and liabilities assumed is reflected in our historical condensed combined balance sheet as of June 30, 2016. The following table summarizes the fair values of the assets acquired and liabilities assumed by us in the Cretex Acquisition as of the acquisition date:

Fair Value
Net working capital	$69,745
Property, plant and equipment	97,282
Customer relationship intangible	24,700
Trade name	600
Customer backlog intangible	800
Other assets and other liabilities	(7,500)

Net identifiable assets acquired	185,627
Goodwill	59,473

Consideration transferred, net of cash acquired	$245,100

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

The goodwill recognized was attributable primarily to expected operating efficiencies and expansion opportunities in the business acquired.

The following adjustments have been included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2015 and the year ended December 31, 2015 covering the pro forma adjustment period from January 1, 2015 through September 30, 2015 as if the Cretex Acquisition had occurred as of January 1, 2015:

(a)	The Cretex Acquisition was completed on October 1, 2015 and the pro forma adjustments reflect the inclusion of Cretex’s historical results of operations as if Cretex had been acquired on January 1, 2015. The pro forma adjustments reflect:

Six months ended June 30, 2015:

(i)	an increase in net sales of $75.0 million and the related increase in cost of goods sold of $64.0 million;

(ii)	an increase in selling, general and administrative expenses of $6.8 million; and

(iii)	an increase in other income of $0.1 million.

Year ended December 31, 2015:

(i)	an increase in net sales of $149.3 million and the related increase in cost of goods sold of $122.0 million;
(ii)	an increase in selling, general and administrative expenses of $11.7 million; and

(iii)	an increase in other income of $0.2 million.

(b)	Cost of goods sold. Reflects the adjustments to eliminate Cretex’s historical depreciation expense and to record depreciation expense based on the fair value of the assets acquired in the Cretex Acquisition:

Asset Category	Fair Value acquired	Weighted Average useful life (in years)	Six months ended June 30, 2015	Year ended December 31, 2015
Land and land improvements	$31,084	9.3	$256	$387
Machinery and equipment	46,053	5.6	4,086	6,144
Building and improvements	17,832	25.2	353	530
Other equipment	852	3.2	133	203
Construction in process	1,461	N/A	—	—

Total property, plant and equipment, net	$97,282

Depreciation expense for assets acquired			$4,828	$7,264
Elimination of Cretex’s historical depreciation expense			(3,348)	(5,001)

Pro forma adjustment to decrease cost of goods sold			$1,480	$2,263

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

(c)	Selling, general and administrative expenses. Reflects the adjustments to eliminate Cretex’s historical amortization expense and to record amortization expense based on the fair value of Cretex’s identifiable intangible assets as if the Cretex Acquisition had occurred as of January 1, 2015:

	Estimated Fair Value	Estimated Useful Life (in Years)	Year ended June 30, 2015	Year ended December 31, 2015
Customer relationships	$24,700	10	$2,553	$4,740
Customer backlog	800	1.3	598	800
Trade name	600	1.5	330	575

	$26,100		$3,481	$6,115

Elimination of Cretex’s historical amortization expense			—	—

Pro forma adjustment to increase Selling, general and administrative expenses			$3,481	$6,115

(d)	Interest expense. Reflects an adjustment for interest expense and the amortization of deferred financing costs and debt discounts related to the incremental $240.0 million borrowing under the Senior Term Loan, assuming the incremental borrowing occurred on January 1, 2015. The interest rate for the add-on to the Senior Term Loan is set at LIBOR (with a 1% floor) plus a margin of 5.5%. As with the original issuance, a rise of current interest rate levels to above the 1% floor would be required to increase our interest expense and a reduction in interest rates would have no impact. A hypothetical 1/8 percent change in the rates applicable to our variable rate debt would not have a material impact on our unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2015 and the year ended December 31, 2015.

	Principal Amount	Interest Rate	Six months ended June 30, 2015	Year ended December 31, 2015
Interest expense on new debt used to acquire Cretex	$240,000	6.5%	$7,800	$11,700
Amortization of new debt issuance costs and discount			680	1,020
Elimination of historical interest expense			(599)	(1,029)

Proforma adjustment to increase Interest expense			$7,881	$11,691

(e)	Income tax (expense) benefit. Due to our limited history and the history of pre-tax losses generated by the Predecessor, deferred tax benefits were not recorded on the pro forma adjustments.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

4. Pro Forma Adjustments for Sherman-Dixie Acquisition

On January 29, 2016, we acquired Sherman-Dixie for cash consideration of $66.8 million. The Sherman-Dixie Acquisition was fully financed through a draw on the Revolver.

We have performed a preliminary valuation analysis of the fair market value of Sherman-Dixie’s assets and liabilities and the preliminary fair value of these assets acquired and liabilities assumed are reflected in our historical condensed combined balance sheet as of June 30, 2016. The following table summarizes the preliminary allocation of the purchase price as of the date of the Sherman-Dixie Acquisition:

Fair Value
Net working capital	$14,293
Property, plant and equipment	29,163
Customer relationships intangible	5,100
Non-compete agreement intangible	2,500
Other identifiable intangibles	900
Deferred tax liabilities	(11,189)

Net identifiable assets acquired	40,767
Goodwill	25,984

Consideration transferred, net of cash acquired	$66,751

These preliminary purchase price allocations have been used to prepare pro forma adjustments in the unaudited pro forma condensed combined financial statements. The final purchase price allocations will be determined when we have completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in these pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names, non-compete agreements and customer relationships as well as goodwill and (3) other changes to assets and liabilities.

The following adjustments have been included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2015, the year ended December 31, 2015, and the six months ended June 30, 2016 covering the applicable pro forma adjustment period for the year ended December 31, 2015 and the period from January 1 through January 29, 2016 as if the Sherman-Dixie Acquisition had occurred as of January 1, 2015:

(a)	The Sherman-Dixie Acquisition closed on January 29, 2016 and the pro forma adjustments reflect the inclusion of Sherman-Dixie’s historical results of operations as if Sherman-Dixie had been acquired on January 1, 2015. The pro forma adjustments reflect:

Six months ended June 30, 2016:

(i)	an increase in net sales of $2.9 million and the related increase in cost of goods sold of $2.5 million; and

(ii)	an increase in selling, general and administrative expenses of $0.8 million.

Six months ended June 30, 2015:

(i)	an increase in net sales of $24.0 million and the related increase in cost of goods sold of $20.3 million; and

(ii)	an increase in selling, general and administrative expenses of $3.6 million.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

Year ended December 31, 2015:

(i)	an increase in net sales of $53.9 million and the related increase in cost of goods sold of $44.1 million;

(ii)	an increase in selling, general and administrative expenses of $11.0 million; and

(iii)	an increase in other income of $0.1 million.

(b)	Cost of goods sold. Reflects the adjustments to eliminate Sherman-Dixie’s historical depreciation expense and record depreciation expense based on the preliminary fair value of the assets acquired in the Sherman-Dixie acquisition:

Asset Category	Fair Value acquired	Weighed Average useful life (in years)	Six months ended June 30, 2015	Year ended December 31, 2015	Six months ended June 30, 2016
Land and land improvements	$3,824	21.6	$12	$25	$2
Machinery and equipment	22,841	6.1	1,858	3,745	316
Building and improvements	2,060	5.5	186	372	31
Other equipment	347	2.4	75	146	13
Construction in process	91	N/A	—	—	—

Total property, plant and equipment, net	$29,163

Depreciation expense for assets acquired			$2,131	$4,288	$362
Elimination of Sherman-Dixie’s historical depreciation expense			(1,736)	(3,478)	(271)

Pro forma adjustment to decrease cost of goods sold			$395	$810	$91

(c)	Selling, general and administrative expenses. Reflects the adjustment to eliminate Sherman-Dixie’s historical intangible amortization expense and to record intangible amortization of the acquired intangible assets based on their preliminary fair value. The preliminary fair value of identifiable intangible assets was determined primarily using the “income approach”, which requires a forecast of all of the expected future cash flows. Customer relationships, customer backlog and brand names are amortized over a 10 year, 0.5 year and 0.5 year period, respectively, using the accelerated method that reflects the expected future cash flows. Acquired non-compete agreement assets are amortized on a straight-line basis over the estimated useful lives of 5 years.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

The following table summarizes the pro forma adjustments to amortization expense based on the preliminary fair value of Sherman-Dixie’s identifiable intangible assets as if the Sherman-Dixie Acquisition occurred as of January 1, 2015 (in thousands):

	Estimated Fair Value	Estimated Useful Life (in years)	Six Months ended June 30, 2015	Year ended December 31, 2015	Six Months ended June 30, 2016
Customer relationships	$5,100	10	$505	$1,010	$78
Non-competes	2,500	5	250	500	42
Other intangibles	900	0.5	900	900	0

	$8,500		$1,655	$2,410	$120
Elimination of historical amortization expense			(2)	(2)	—

Pro forma adjustment to increase selling, general and administrative expenses			$1,653	$2,408	$120

These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts we will calculate after completing a detailed valuation analysis for Sherman-Dixie, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of goodwill and annual amortization expense of approximately $0.2 million, assuming an overall weighted-average useful life of 7.5 years.

(d)	Interest expense. Reflects the pro forma increase to interest expense from an additional draw of $80.0 million on the Revolver to fund the Sherman-Dixie Acquisition, as if the draw had occurred on January 1, 2015. Interest is floating, based on a reference rate plus an applicable margin. The weighted average annual interest rate on the Revolver was 2.03% for the six months ended June 30, 2016. A hypothetical 1/8 percent change in the rates applicable to our variable rate debt would not have a material impact on our unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2016 and 2015 and the year ended December 31, 2015.

	Principal Amount	Weighted avg rate	Six Months Ended June 30, 2015	Year ended December 31, 2015	Six Months Ended June 30, 2016
Interest expense on draw on Revolver	$80,000	2.03%	$776	$1,552	$125
Elimination of historical interest expense			(218)	(450)	(161)

Proforma adjustment to increase Interest expense			$558	$1,102	(36)

(e)	Income tax (expense) benefit. Due to our limited history and the history of pre-tax losses generated by the Predecessor, deferred tax benefits were not recorded on the pro forma adjustments. The $0.9 million pro forma adjustment for the year ended December 31, 2015 reflects an acquired state tax benefit.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

5. Pro Forma Adjustments for U.S. Pipe Acquisition

We completed the acquisition of U.S. Pipe for consideration of approximately $775.1 million, subject to customary working capital adjustments. The U.S. Pipe Acquisition was funded, in part, with a draw of $205.0 million on the Revolver, of which $203.4 million was repaid during April 2016 by an affiliate in connection with the initial public offering of Forterra UK as described in greater detail in the section entitled “Our History—Recent Transactions.” The $203.4 million repayment of the Revolver by an affiliate resulted in an increase of the same amount to our allocated share of the Senior Term Loan balance. A portion of the U.S. Pipe Acquisition was financed by using $171.5 million in proceeds generated from the Sale Leaseback, and the remainder of the U.S. Pipe Acquisition was funded with a cash contribution from Lone Star. All outstanding stock options of U.S. Pipe were settled by U.S. Pipe with proceeds from the U.S. Pipe Acquisition and were not assumed by the Company. No pro forma adjustment for the historical periods have been made to reflect these options.

We have performed a preliminary valuation analysis of the fair market value of U.S. Pipe’s assets and liabilities. The following table summarizes the preliminary allocation of the purchase price as of the date of the U.S. Pipe Acquisition:

Fair Value
Net working capital	$149,683
Property, plant and equipment, net	246,241
Customer relationship intangible	179,491
Trade name intangible	37,388
Patent intangible	13,093
Other intangibles	7,659
Long term liabilities	(10,613)
Deferred tax liabilities	(160,906)

Net identifiable assets acquired	462,036
Goodwill	313,074

Cash consideration transferred	$775,110

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed combined financial statements. The final purchase price allocation will be determined when we have completed the detailed valuations and necessary purchase price adjustment calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include (1) changes in fair values of property, plant and equipment, (2) changes in allocations to intangible assets such as trade names, non-compete agreements and customer relationships as well as goodwill and (3) other changes to assets and liabilities.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2015, the year ended December 31, 2015, and the six months ended June 30, 2016 as if the U.S. Pipe Acquisition had occurred as of January 1, 2015:

(a)	The U.S. Pipe Acquisition was completed on April 15, 2016 and the pro forma adjustments reflect the inclusion of U.S. Pipe’s historical results of operations as if U.S. Pipe had been acquired on January 1, 2015. The pro forma adjustments reflect:

Six months ended June 30, 2016:

(i)	an increase in net sales of $173.4 million and the related increase in cost of goods sold of $146.1 million; and

(ii)	an increase in selling, general and administrative expenses of $11.3 million;

(iii)	an increase in other income of $0.1 million; and

(iv)	an increase in income tax expense of $3.7 million.

Six months ended June 30, 2015:

(i)	an increase in net sales of $282.9 million and the related increase in cost of goods sold of $238.2 million;

(ii)	an increase in selling, general and administrative expenses of $27.5 million;

(iii)	an increase in other operating income of $1.5 million;

(iv)	an increase in other income of $0.2 million; and

(v)	an increase in income tax expense of $6.7 million.

Year ended December 31, 2015:

(i)	an increase in net sales of $618.1 million and the related increase in cost of goods sold of $516.6 million;

(ii)	an increase in selling, general and administrative expenses of $47.6 million;

(iii)	an increase in other operating income of $3.6 million;

(iv)	an increase in other income of $1.2 million; and

(v)	an increase in income tax expense of $13.4 million.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

(b)	Property, plant and equipment and related depreciation adjustment. Reflects the estimated adjustment of $93.6 million to increase the basis in the acquired property, plant and equipment to an estimated fair value of $246.2 million. The estimated useful lives range from 2 to 35 years for buildings, 2 to 25 years for machinery and equipment, 2 to 10 years for other equipment and lower of lease term or useful life on leasehold improvements. The fair value and useful life calculations are preliminary and subject to change for U.S. Pipe after we finalize our review of the specific types, nature, age, condition and location of U.S. Pipe’s property, plant and equipment. The following table summarizes the changes in the estimated depreciation expense for each of the applicable periods presented as if the transaction occurred on January 1, 2015:

Asset Category	Fair Value acquired	Weighted Average useful life (in years)	Six months ended June 30, 2015	Year ended December 31, 2015	Six months ended June 30, 2016
Land and land improvements	$68,438	5.0	$234	$466	$136
Machinery and equipment	134,990	5.5	12,178	24,572	7,147
Building and improvements	29,949	12.9	1114	2328	734
Other equipment	2,805	4.1	307	680	232
Construction in process	10,059	N/A	—	—	—

Total property, plant and equipment, net	$246,241

Depreciation expense for assets acquired			$13,833	$28,046	$8,249
Elimination of U.S. Pipe’s historical depreciation expense			(17,140)	(34,839)	(10,258)

Pro forma adjustment to decrease cost of goods sold			$(3,307)	$(6,793)	$(2,009)

(c)	Other intangible assets, goodwill and related amortization adjustment; selling, general and administrative expenses. The preliminary fair value of identifiable intangible assets was determined primarily using the “income approach”, which requires a forecast of all of the expected future cash flows. Since all information required to perform a detailed valuation analysis of U.S. Pipe’s assets could not be obtained as of the date of this prospectus, for purposes of these unaudited pro forma condensed combined financial statements, we used certain assumptions based on publicly available transaction data for the industry. Customer relationships, customer backlog, patents and brand names are amortized over the estimated useful lives shown in the table below, using the accelerated method that reflects the expected future cash flows. Acquired non-compete agreement assets are amortized on a straight-line basis over the estimated useful lives of 5 years.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

The following table summarizes the preliminary estimated fair values of U.S. Pipe’s identifiable intangible assets, their estimated useful lives and the related amortization changes as if the assets had been acquired as of January 1, 2015:

	Estimated Fair Value	Estimated Useful Life (in years)	Six Months ended June 30, 2015	Year ended December 31, 2015	Six Months ended June 30, 2016
Customer relationships	$179,000	10	$9,743	$24,080	$7,768
Customer backlog	3,900	1	1,818	3,900	—
Non-competes	3,800	5	380	760	221
Patents	13,000	10	1,191	2,605	687
Brand names	37,000	10	2,595	5,677	1,497

	$236,700		$15,727	$37,022	$10,173
Elimination of historical amortization expense			(82)	(562)	(898)

Pro forma adjustment to increase selling, general and administrative expenses			$15,645	$36,460	$9,275

These preliminary estimates of fair value and estimated useful lives will likely differ from final amounts we will calculate after completing a detailed valuation analysis for U.S. Pipe, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in the balance of goodwill and annual amortization expense of approximately $3.7 million, assuming an overall weighted-average useful life of 9.8 years.

(d)	Debt related adjustments. The following table summarizes the pro forma decrease to interest expense resulting from the extinguishment of U.S. Pipe’s historical debt obligations and the added obligation under the Senior Term loan to partially fund the U.S. Pipe Acquisition, as if the extinguishment had been made and the increased debt obligation had existed on January 1, 2015:

	Principal Amount	Interest Rate	Six Months Ended June 30, 2015	Year ended December 31, 2015	Six Months Ended June 30, 2016
Interest expense on additional Senior Term Loan	$203,400	6.5%	$6,610	$13,221	$3,856
Elimination of amortization of debt issuance costs			(527)	(1,064)	(383)
Elimination of historical interest expense			(10,007)	(19,111)	(6,212)

Pro forma adjustment to decrease Interest expense			$(3,924)	$(6,954)	$(2,739)

(e)	Income tax (expense) benefit. Due to our limited history and the history of pre-tax losses generated by the Predecessor, deferred tax benefits were not recorded on the pro forma adjustments.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

(f)	Pro forma effect of U.S. Pipe acquisition of Custom Fab. U.S. Pipe purchased the Custom Fab business in August 2015. This adjusts net sales, cost of goods sold, selling, general & administrative expenses and other income (expense) as if U.S. Pipe had purchased Custom Fab on January 1, 2015. The adjustments for each period are as follows:

	Six Months ended 2015	Year ended December 31, 2015	Six Months Ended June 30, 2016
Net sales	$33,633	$55,882	$—
Cost of goods sold	28,110	47,382	—

Gross profit	5,523	8,500	—
Selling, general and administrative expenses	(3,153)	(5,329)	—

Income from operations	2,370	3,171	—
Other expense	(21)	44	—

Income from continuing operations before taxes	2,349	3,215	—

Income tax expense	—	—	—

Income from continuing operations	$2,349	$3,215	$—

6. Pro Forma Adjustments for Other Acquisitions

Bio Clean Acquisition

In August 2016, we completed the Bio Clean Acquisition for $30.0 million in cash, subject to customary working capital adjustments.

We performed a preliminary valuation analysis of the fair market value of Bio Clean’s assets and liabilities. The following table summarizes the preliminary allocation of the purchase price as of the date of the Bio Clean Acquisition:

Fair Value
Net working capital	$2,495
Property, plant and equipment	169
Other long term assets	91

Net identifiable assets acquired	2,755
Goodwill	27,245

Consideration transferred, net of cash acquired	$30,000

J&G Acquisition

In October 2016, we completed the J&G Acquisition for $32.0 million in cash, subject to customary working capital adjustments. The J&G Acquisition was funded through a draw on the Revolver.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

We performed a preliminary valuation analysis of the fair market value of J&G’s assets and liabilities. The following table summarizes the preliminary allocation of the purchase price as of the date of the execution of the definitive agreement to acquire J&G:

Fair Value
Net working capital	$2,083
Property, plant and equipment	8,377
Other long term assets	—

Net identifiable assets acquired	10,460
Goodwill	21,540

Consideration transferred, net of cash acquired	$32,000

Precast Concepts Acquisition

In October 2016, we completed the Precast Concepts Acquisition for $97.1 million in cash, subject to customary working capital adjustments. The Precast Concepts Acquisition was funded with a draw on the Revolver.

We performed a preliminary valuation analysis of the fair market value of Precast Concepts’ assets and liabilities. The following table summarizes the preliminary allocation of the purchase price as of the date of the execution of the definitive agreement to acquire Precast Concepts:

Fair Value
Net working capital	$12,069
Property, plant and equipment	10,269
Other long term assets	—

Net identifiable assets acquired	22,338
Goodwill	74,712

Consideration transferred, net of cash acquired	$97,050

(a)	The Bio Clean Acquisition closed on August 4, 2016, and the J&G Acquisition and the Precast Concepts Acquisition each closed on October 14, 2016, and the pro forma adjustments reflect the inclusion of the historical results of operations of Bio Clean, J&G and Precast Concepts as if the acquisitions thereof had been completed on January 1, 2015. The pro forma adjustments reflect:

Six months ended June 30, 2016:

(i)	an increase in net sales of $38.1 million and the related increase in cost of goods sold of $23.8 million;

(ii)	an increase in selling, general and administrative expenses of $6.6 million;

(iii)	an increase in interest expense of $0.8 million; and

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

(iv)	an increase in income tax expense of $2.6 million:

	Bio Clean	J&G	Precast Concepts	Total
Net sales	$8,839	$7,798	$21,446	$38,083
Cost of goods sold	4,762	5,532	13,519	23,813

Gross profit	$4,077	$2,266	$7,927	$14,270

Selling, general & administrative expenses	(2,084)	(1,559)	(2,918)	(6,561)
Other operating income (expense), net	—	—	—	—

Income (loss) from operations	$1,993	$707	$5,009	$7,709

Other income (expenses)
Interest expense	—	(793)	—	(793)
Other income (expenses), net	—	(86)	158	72

Income (loss) from continuing operations before income taxes	1,993	(172)	5,167	6,988
Income tax (expense) benefit	(737)	63	(1,912)	(2,586)

Income (loss) from continuing operations	$1,256	$(109)	$3,255	$4,402

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

Six months ended June 30, 2015:

(i)	an increase in net sales of $30.2 million and the related increase in cost of goods sold of $17.8 million;

(ii)	an increase in selling, general and administrative expenses of $5.9 million;

(iii)	an increase in interest expense of $0.2 million; and

(iv)	an increase in tax expense of $2.4 million:

	Bio Clean	J&G	Precast Concepts	Total
Net sales	$5,271	$8,762	$16,210	$30,243
Cost of goods sold	2,840	6,356	8,558	17,754

Gross profit	$2,431	$2,406	$7,652	$12,489

Selling, general & administrative expenses	(1,426)	(1,752)	(2,756)	(5,934)
Other operating income (expense), net	—	—	—	—

Income (loss) from operations	$1,005	$654	$4,896	$6,555

Other income (expenses)
Interest expense	—	(223)	—	(223)
Other income (expenses), net	—	—	39	39

Income (loss) from continuing operations before income taxes	1,005	431	4,935	6,371
Income tax (expense) benefit	(372)	(159)	(1,826)	(2,357)

Income (loss) from continuing operations	$633	$272	$3,109	$4,014

Year ended December 31, 2015:

(i)	an increase in net sales of $69.2 million and the related increase in cost of goods sold of $41.8 million;

(ii)	an increase in selling, general and administrative expenses of $14.7 million;

(iii)	an increase in interest expense of $1.0 million; and

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

(iv)	an increase in tax expense of $4.3 million:

	Bio Clean	J&G	Precast Concepts	Total
Net sales	$13,417	$21,589	$34,178	$69,184
Cost of goods sold	6,388	15,496	19,902	41,786

Gross profit	$7,029	$6,093	$14,276	$27,398

Selling, general & administrative expenses	(4,286)	(4,006)	(6,415)	(14,707)
Other operating income (expense), net	—	—	—	—

Income (loss) from operations	$2,743	$2,087	$7,861	$12,691

Other income (expenses)
Interest expense	—	(959)	—	(959)
Other income (expenses), net	—	—	14	14

Income (loss) from continuing operations before income taxes	2,743	1,128	7,875	11,746
Income tax (expense) benefit	(1,015)	(417)	(2,914)	(4,346)

Income (loss) from continuing operations	$1,728	$711	$4,961	$7,400

(b)	The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following historical results and adjustments have been included in the unaudited pro forma condensed combined balance sheet as if the Bio Clean Acquisition, J&G Acquisition and Precast Concepts Acquisition had each occurred as of June 30, 2016:

(i)	a decrease to cash and cash equivalents to reflect $30.0 million of cash used to fund the Bio Clean Acquisition;

(ii)	an increase in receivables, net of $13.2 million;

(iii)	an increase in inventories of $9.4 million;

(iv)	an increase in property, plant and equipment, net of $18.8 million;

(v)	an increase to goodwill of $123.5 million based on the consideration transferred, net of cash acquired and net identifiable assets acquired of Bio Clean, J&G and Precast Concepts;

(vi)	an increase in trade payables of $4.4 million;

(vii)	an increase in accrued liabilities of $1.7 million; and

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

(viii)	an increase in the Revolving Credit Facility of $129.1 million to finance the J&G Acquisition and Precast Concepts Acquisition.

	Bio Clean	J&G	Precast Concepts	Total
ASSETS

Current assets
Cash and cash equivalents	$(30,000)	$—	$—	$(30,000)
Receivables, net	3,871	1,961	7,405	13,237
Inventories	—	2,928	6,512	9,440
Prepaids and other current assets	25	—	48	73

Total current assets	(26,104)	4,889	13,965	(7,250)

Non-current assets
Property, plant and equipment, net	169	8,377	10,269	18,815
Goodwill and other intangible assets, net	27,245	21,540	74,712	123,497
Other long term assets	91	—	—	91

Total assets	$1,401	$34,806	$98,946	$135,153

LIABILITIES AND EQUITY

Current liabilities
Trade payables	$1,265	$2,093	$1,067	$4,425
Accrued liabilities	136	713	829	1,678

Total current liabilities	1,401	2,806	1,896	6,103

Non-current liabilities
Revolving Credit Facility	—	32,000	97,050	129,050

Total liabilities	1,401	34,806	98,946	135,153

Equity
Total equity	—	—	—	—

Total liabilities and equity	$1,401	$34,806	$98,946	$135,153

7. Bricks Disposition

Mid Holdings entered into an agreement, subject to regulatory approval, to dispose of our Bricks segment on August 23, 2016. In connection with this agreement, we distributed our bricks business to Mid Holdings or its affiliate in the Bricks Disposition.

(a)	The Bricks Disposition was completed on October 17, 2016 and the pro forma adjustments reflect the removal of the historical results of operations of our Bricks segment as if the Bricks Disposition occurred on January 1, 2015. The pro forma adjustments reflect:

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

Six months ended June 30, 2016:

(i)	a decrease in net sales of $71.4 million and the related decrease in cost of goods sold of $59.4 million;

(ii)	a decrease in selling, general and administrative expenses of $7.9 million;

(iii)	an increase in other operating income, net of $0.8 million; and

(iv)	an increase in income tax benefit of $0.7 million.

Six months ended June 30, 2015:

(i)	a decrease in net sales of $65.5 million and the related decrease in cost of goods sold of $66.1 million;

(ii)	a decrease in selling, general and administrative expenses of $8.5 million; and

(iii)	a decrease in other operating income, net of $1.5 million.

Year ended December 31, 2015:

(i)	a decrease in net sales of $138.3 million and the related decrease in cost of goods sold of $132.1 million;

(ii)	a decrease in selling, general and administrative expenses of $18.0 million;

(iii)	an increase in other operating income, net of $0.3 million;

(iv)	a decrease in interest expense of $0.2 million; and

(v)	a decrease in income tax benefit of $1.8 million.

b)	The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following historical results and adjustments have been included in the unaudited pro forma condensed combined balance sheet as if the Bricks Disposition occurred as of June 30, 2016:

i)	a decrease in receivables, net of $18.0 million;

ii)	a decrease in inventory of $44.4 million;

iii)	a decrease in prepaids and other current assets of $0.5 million;

iv)	a decrease in property, plant and equipment, net of $75.5 million;

v)	a decrease in trade payables of $10.1 million;

vi)	a decrease in accrued liabilities of $9.3 million;

vii)	an increase in tax liability from the Bricks Disposition of $32.3 million. We anticipate we will incur a tax liability with respect to a taxable gain on the disposal as well as a tax withholding obligation. The amount of the liability cannot be determined, but is currently estimated to be approximately $32.3 million;

viii)	an increase in deferred tax liabilities of $5.0 million;

ix)	a decrease in derivative liability of $1.0 million;

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

x)	a decrease in other long term liabilities of $1.1 million; and

xi)	a decrease in contributed capital of $154.1 million, due to the disposition of net assets to a common control affiliate of $121.8 million and tax liability from the Brick Disposition of $32.3 million.

As described in the section entitled “Prospectus Summary—Our History—Recent Transactions,” we will have no relation to or business affiliation with our then-former bricks business other than a limited transition service agreement, the short-term loan described under “Certain Relationships and Related Party Transactions—Loan to Bricks Business” and the temporary use of the “Forterra” name. We are unable to estimate a probable duration for the transition services agreement, but we do not expect it to extend beyond one year, thus, we have not made a pro forma adjustment to reflect the impact of the agreement.

8. Pro Forma Adjustments for Sale Leaseback

In April 2016, we sold and simultaneously leased back 49 properties in the United States and Eastern Canada in a transaction with two unrelated third parties, Pipe Portfolio Owner (Multi) LP, or the U.S. Property Buyer, and FORT-BEN Holdings (ONQC) LTD., or the Canadian Property Buyer, for an aggregate consideration of $216.2 million. We entered into master land and building agreements with the U.S. Property Buyer governing the properties located in the United States, or the U.S. Master Lease, and with FORT-NOM Holdings (ONQC) LTD., or the Canadian Property Lessor, an affiliate of the Canadian Property Buyer, governing the properties located in Canada, or the Canadian Master Lease, pursuant to which we agreed to lease back each of the properties for an initial 20 year term. We have options to extend each master lease for an additional nine years and 11 months. The terms of the Sale Leaseback are described in greater detail in the section entitled “Description of Certain Indebtedness—Sale Leaseback.”

The Sale Leaseback was assessed under ASC 360 and ASC 840 to determine the proper accounting treatment and classification of the leases. At lease inception, we (as the seller-lessee) were considered to have a form of prohibited “continuing involvement” with the properties because Concrete Holdings provided each of the U.S. Property Buyer (as buyer-lessor) with respect to the U.S. Master Lease and the Canadian Property Lessor (as the lessor) with respect to the Canadian Master Lease with a guarantee that serves as additional collateral that reduces the buyer-lessor’s or the lessor’s, as applicable, risk of loss. As a result, we were precluded from applying sale-leaseback accounting to the Sale Leaseback and the assets subject to the Sale Leaseback remain on the balance sheet and continue to be depreciated over their remaining useful lives as a “failed sale-leaseback.” Further aggregate net proceeds received were recognized as a financing obligation liability.

On September 22, 2016, we entered into agreements with the Sale Leaseback parties regarding the aforementioned guarantees. Pursuant to these agreements, we and the Sale Leaseback parties have agreed to enter into new guarantees with Forterra, Inc. as the guarantor, with these new guarantees replacing the guarantees originally provided by Concrete Holdings in April 2016. The new guarantees will become effective immediately following completion of the Reorganization and prior to the consummation of this offering. As a result of the change in guarantor, we (as the seller-lessee) will no longer be considered to have a form of prohibited “continuing involvement” with the properties. As such, upon effectiveness of the replacement guarantees, the Sale Leaseback may be classified as an

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

operating lease as determined by ASC 360 and ASC 840. For greater detail, see section entitled “Description of Certain Indebtedness-Sale Leaseback.”

(a)	We did not report rent expense for the properties which were owned for accounting purposes while the Sale Leaseback was classified as a “failed sale-leaseback.” Rather, payments under the U.S. Master Lease and Canadian Master Lease were recognized as a reduction of the financing obligation and as interest expense. Due to the agreed upon change in the guarantor that will become effective immediately following the consummation of the Reorganization and prior to the consummation of this offering, following the effectiveness thereof, we will record increased rent expense and a decrease in depreciation corresponding to the decrease in property, plant and equipment, net, for the properties that qualified as sale under ASC 360. Additionally, when the Sale Leaseback properties qualify as being sold under ASC 360 we will recognize a loss of $18.7 million, which will be recognized immediately, and a gain of $77.7 million, which will be deferred over the life of the lease on a straight line basis. In accordance with Article 11 of Regulation S-X, the initial loss of $18.7 million is not reflected in the unaudited pro forma condensed combined statements of operations and amortization of the $77.7 million deferred gain is reflected in the unaudited pro forma condensed combined statements of operations as if the Sale Leaseback had occurred as of January 1, 2015. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2016 and June 30, 2015 and the year ended December 31, 2015 include the following pro forma adjustments which give effect to the Sale Leaseback and agreed upon change in guarantor as if they had occurred on January 1, 2015:

Six months ended June 30, 2016:

(i)	an increase in cost of goods sold of $8.2 million to reflect an increase in rent expense and a reduction to depreciation;

(ii)	a decrease in other operating expense of $1.1 million to reflect the amortization of the deferred gain;

(iii)	a decrease in interest expense of $3.8 million; and

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

(iv)	an increase in income tax benefit of $1.2 million.

	Remove Depreciation Expense of Historical Assets and Failed Sale Leaseback	Record Sale Leaseback	Net Adjustment
Net sales	$—	$—	$—
Cost of goods sold	(2,607)	10,795	8,188

Gross profit	$2,607	$(10,795)	$(8,188)

Selling, general & administrative expenses	—	—	—
Other operating income (loss)	—	1,062	1,062

Income (loss) from operations	$2,607	$(9,733)	$(7,126)

Other income (expenses)
Interest expense	4,038	(201)	3,837

Income (loss) from continuing operations before income taxes	6,645	(9,934)	(3,289)
Income tax (expense) benefit	(2,459)	3,676	1,217

Income (loss) from continuing operations	$4,186	$(6,258)	$(2,072)

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

Six months ended June 30, 2015:

(i)	an increase in cost of goods sold of $8.2 million to reflect an increase in rent expense and a reduction to depreciation;

(ii)	a decrease in other operating expense of $1.0 million to reflect the amortization of the deferred gain;

(iii)	an increase in interest expense of $0.2 million; and

(iv)	an increase in income tax benefit of $2.7 million.

	Remove Depreciation Expense of Historical Assets	Record Sale Leaseback	Net Adjustment
Net sales	$—	$—	$—
Cost of goods sold	(2,607)	10,795	8,188

Gross profit	$2,607	$(10,795)	$(8,188)

Selling, general & administrative expenses	—	—	—
Other operating income (loss)	—	1,002	1,002

Income (loss) from operations	$2,607	$(9,793)	$(7,186)

Other income (expenses)
Interest expense	—	(200)	$(200)

Income (loss) from continuing operations before income taxes	2,607	(9,993)	(7,386)
Income tax (expense) benefit	(965)	3,698	2,733

Income (loss) from continuing operations	$1,642	$(6,295)	$(4,653)

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

Year ended December 31, 2015:

(i)	an increase in cost of goods sold of $16.4 million to reflect an increase in rent expense and a reduction to depreciation;

(ii)	a decrease in other operating expense of $2.0 million to reflect the amortization of the deferred gain;

(iii)	an increase in interest expense of $0.4 million; and

(iv)	an increase in income tax benefit of $5.5 million.

	Remove Depreciation Expense of Historical Assets	Record Sale Leaseback	Net Adjustment
Net sales	$—	$—	$—
Cost of goods sold	(5,214)	21,590	16,376

Gross profit	$5,214	$(21,590)	$(16,376)

Selling, general & administrative expenses	—	—	—
Other operating income (loss)		2,004	$2,004

Income (loss) from operations	$5,214	$(19,586)	$(14,372)

Other income (expenses)
Interest expense	—	(401)	$(401)

Income (loss) from continuing operations before income taxes	5,214	(19,987)	(14,773)
Income tax (expense) benefit	(1,929)	7,395	5,466

Income (loss) from continuing operations	$3,285	$(12,592)	$(9,307)

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

(b)	The aggregate net proceeds of the Sale Leaseback transaction was $209.7 million, after payment of transaction costs. We have recorded the following adjustments to the unaudited pro forma condensed balance sheet to affect the agreed upon change in guarantor as if it occurred on June 30, 2016:

	Remove Historical Failed Sale Leaseback	Record Sale Leaseback	Net Adjustment
Reduction in property plant and equipment, net for assets qualifying as sale	$(159,010)	$4,253	$(154,757)
Increase in other assets due to the reclass of transactions costs, previously netted with the financing obligation	—	6,500	6,500

Assets			$(148,257)

Increase in accrued liabilities due to the tax payable associated with the deferred gain on Sale Leaseback	—	29,711	29,711
Decrease of the financing obligation, previously recorded as a Failed Sale Leaseback	$(210,934)	$—	$(210,934)
Increase in capital lease liability for assets that met the criteria for a capital lease	—	3,705	3,705
Increase in Deferred Gain on Sale Leaseback	—	77,657	77,657
Decrease in deferred tax liability due to the deferred gain on Sale Leaseback	—	(29,711)	(29,711)
Decrease in retained earnings to affect the initial loss on sale of certain properties	—	(18,685)	(18,685)

Liabilities and Equity			$(148,257)

9. Pro Forma Adjustments for Debt Recapitalization

On June 17, 2016, an incremental $345 million was borrowed on the Senior Term Loan (guaranteed by our operating subsidiaries) and used the proceeds to pay a dividend of $338 million to its shareholders (recorded as a return of contributed capital). Concrete Holdings incurred debt issuance fees and discount of $3.2 million and $3.5 million, respectively, in connection with the issuance of the debt. The incremental borrowing incurs interest at the same rate as the Senior Term Loan and matures in March 2022.

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2016 and June 30, 2015 and the year ended December 31, 2015 include pro forma adjustments which give effect to increased interest expense as if the Debt Recapitalization had occurred on January 1, 2015.

As with the original issuance, the interest rate for the new debt under the Senior Term loan is set at LIBOR (with a 1% floor) plus a margin of 5.5%. A rise of current interest rate levels to above the 1% floor would be required to increase our interest expense and a reduction in interest rates would have no impact. A hypothetical 1/8 percent change in the rates applicable to our variable rate debt would have increased interest expense by $0.1 million for the six months ended June 30, 2016 and June 30,

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

2015 and would have increased interest expense by $0.4 million for the year ended December 31, 2015.

	Principal Amount	Interest Rate	Six Months Ended June 30, 2015	Year ended December 31, 2015	Six Months Ended June 30, 2016
Senior Term loan	$345,000	6.5%	$11,212	$22,425	$10,278
Amortization of new debt issuance costs and discount			466	931	427

Proforma adjustment to increase Interest expense			$11,678	$23,356	$10,705

Adjustment to weighted average shares outstanding

For purposes of presenting pro forma earnings or loss per share data, the denominator in the calculation for weighted average shares outstanding is adjusted to include common shares associated with proceeds from this offering that will be used to repay outstanding indebtedness. Additionally, a dividend declared in the latest year is deemed to be in contemplation of this offering with the intention of repayment out of the offering proceeds to the extent the dividend exceeded earnings during the previous twelve months. As the total of the dividends declared in the latest year and amount we intend to use from the proceeds we receive in the offering to repay indebtedness exceed the total common shares associated with the offering, we have included all of the shares to be offered by the Company in this offering in the calculation of pro forma weighted average shares outstanding.

10. Pro Forma Adjustments for Offering

Upon completion of this offering, we will issue and sell 18,420,000 shares of common stock and receive net proceeds, after deducting estimated offering expenses payable by us and underwriting discounts and commissions of approximately $304.3 million, and the use of proceeds as described in greater detail in the section entitled “Use of Proceeds.” We intend to use a portion of the net proceeds received by us from this offering to repay the following indebtedness:

	Repayment Amount	Interest Rate		Six Months Ended June 30, 2015	Year ended December 31, 2015	Six Months Ended June 30, 2016
Junior Term Loan	$260,000	10.5%	Decrease in interest expense	$13,726	$27,679	$13,802
Junior Term Loan			Decrease in amortization of original issue discount and debt issuance costs	1,633	3,282	1,630
Senior Term Loan	36,000	6.5%	Decrease in interest expense	1,170	2,340	1,170

Proceeds used for repayment	$296,000		Total decrease in interest expense	16,529	33,301	16,602

			Related income tax expense	(6,116)	(12,321)	(6,143)

			Total income statement effect	$10,413	$20,980	$10,459

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

We intend to use the remaining net proceeds for working capital and for general corporate purposes. For more detail, see “Use of Proceeds.” In connection with the repayment of the Junior Term Loan we will incur a prepayment penalty of approximately $7.8 million and a write off of deferred issuance costs and remaining original issue discount of $21.9 million. These are reflected as an increase to retained deficit of $29.7 million on the unaudited pro forma condensed balance sheet.

As described in greater detail in the section entitled “Certain Relationships and Related-Party Transactions — Tax Receivable Agreement,” in connection with this offering, we will enter into a tax receivable agreement with Lone Star that will provide for the payment by us to Lone Star of 85% of the amount of Covered Tax Benefits, which may reduce the actual liability for certain taxes that we might otherwise be required to pay. The anticipated payments under the tax receivable agreement that are related to the Covered Tax Benefits have been reflected in the pro forma adjustments.

For purposes of the tax receivable agreement, the aggregate reduction in income tax payable by us will be computed by comparing our actual income tax liability with our hypothetical liability had we not been able to utilize the Covered Tax Benefits. The agreement will become effective upon completion of this offering and will remain in effect until all such Covered Tax Benefits remain.

(a)	Reflects the impact of the tax receivable agreement, as described in the section entitled “Certain Relationships and Related-Party Transactions — Tax Receivable Agreement,” which results in an increase of $119.0 million in liability to Lone Star and a decrease of $119.0 million in contributed capital to reflect the distribution to Lone Star. Based upon our preliminary estimates, we estimate that the liability will be between $114.0 million and $124.0 million. We have assumed a liability of $119.0 million for the pro forma adjustment as of the offering date, which is subject to change. Additionally, this adjustment also reflects the increase to common stock and contributed capital related to the offering of $304.3 million less capitalized costs of $2.5 million. The net adjustment to contributed capital is $182.8 million.

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

11. Unaudited Pro Forma Condensed Combined Segment Results

The following tables provide the pro forma combined operating results by segment for each period presented (in thousands):

For the Six Months Ended June 30, 2016

	Water Pipe & Products	Drainage Pipe & Products	Bricks	Corporate and Other	Pro Forma Combined
Net sales	$403,059	$377,525	$—	$2,528	$783,112
Cost of goods sold	334,172	290,828	—	3,627	628,627

Gross profit	$68,887	$86,697	$—	$(1,099)	$154,485
Selling, general & administrative expenses and other	(41,405)	(29,819)	—	(38,341)	(109,565)

Income (loss) from operations	$27,482	$56,878	$—	$(39,440)	$44,920
Other income (expenses)
Interest expense	(13)	(984)	—	(29,416)	(30,413)
Other income (expenses), net	49	26	—	(1,078)	(1,003)

Income (loss) from continuing operations before income taxes	27,518	55,920	—	(69,934)	13,504
Income tax (expense) benefit	(5,088)	37,214	—	(6,143)	25,983

Income (loss) from continuing operations	$22,430	$93,134	$—	$(76,077)	$39,487

For the Six Months Ended June 30, 2015

	Water Pipe & Products	Drainage Pipe & Products	Bricks	Corporate and Other	Pro Forma Combined
Net sales	$408,907	$349,589	$—	$5,676	$764,172
Cost of goods sold	349,578	299,973	—	5,305	654,856

Gross profit	$59,329	$49,616	$—	$371	$109,316
Selling, general & administrative expenses and other	(52,411)	(27,987)	—	(40,416)	(120,814)

Income (loss) from operations	$6,918	$21,629	$—	$(40,045)	$(11,498)
Other income (expenses)
Interest expense	(12)	(394)	—	(25,528)	(25,934)
Other income (expenses), net	(185)	15	—	(37)	(207)

Income (loss) from continuing operations before income taxes	6,721	21,250	—	(65,610)	(37,639)
Income tax (expense) benefit	(7,017)	(167)	—	(6,116)	(13,300)

Income (loss) from continuing operations	$(296)	$21,083	$—	$(71,726)	$(50,939)

Forterra, Inc.

Notes To Unaudited Pro Forma Condensed Combined Financial Information

(USD in thousands, unless stated otherwise)

For the Year Ended December 31, 2015

	Water Pipe & Products	Drainage Pipe & Products	Bricks	Corporate and Other	Pro Forma Combined
Net sales	$871,882	$783,452	$—	$8,029	$1,663,363
Cost of goods sold	734,855	651,207	—	10,370	1,396,432

Gross profit	$137,027	$132,245	$—	$(2,341)	$266,931
Selling, general & administrative expenses and other	(106,101)	(71,219)	—	(83,245)	(260,565)

Income (loss) from operations	$30,926	$61,026	$—	$(85,586)	$6,366
Other income (expenses)
Interest expense	(22)	(1,337)	—	(51,946)	(53,305)
Other income (expenses), net	2,397	208	—	(1,400)	1,205

Income (loss) from continuing operations before income taxes	33,301	59,897	—	(138,932)	(45,734)
Income tax (expense) benefit	(15,318)	(399)	—	(14,828)	(30,545)

Income (loss) from continuing operations	$17,983	$59,498	$—	$(153,760)	$(76,279)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited and unaudited combined Predecessor and Successor financial statements and the related notes, and our unaudited pro forma combined financial information and the related notes, each included elsewhere in this prospectus.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See the section entitled “Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions associated with those statements. Our actual results may differ materially from those discussed herein as a result of various factors, including, but not limited to, those factors discussed in the section entitled “Risk Factors” and in other sections of this prospectus.

Overview

Our Company

We are a leading manufacturer of pipe and precast products by sales volume in the United States and Eastern Canada for a variety of water-related infrastructure applications, including water transmission, distribution and drainage. We provide critical infrastructure components for a broad spectrum of construction projects across residential, non-residential and infrastructure markets. Our extensive suite of end-to-end products covers “the First Mile to the Last Mile” of the water infrastructure grid, ranging from large diameter pipe that transports water to and from treatment centers and manages drainage along major transportation corridors, to smaller diameter pipe that delivers potable water to, and removes wastewater from, end users in residential and commercial settings. We employ a specialized technical salesforce, including engineers and field service representatives, which enables us to deliver a high degree of customer service, create tailored solutions and ensure our products meet project specifications to maximize applications in the field. Our product breadth, footprint in the United States and Eastern Canada and significant scale help make us a one-stop shop for water-related pipe and products, and a preferred supplier to a wide variety of customers, including contractors, distributors and municipalities.

Our Segments

Our historical operations are organized into the following reportable segments, which is the way management views the business in making operating decisions and assessing performance:

•	Drainage Pipe & Products—We are a producer of concrete drainage pipe and precast products in the United States and Eastern Canada. Recently, we acquired concrete pipe and precast and related product manufacturers Cretex and Sherman-Dixie.

•	Water Pipe & Products—We are a producer of DIP and concrete and steel pressure pipe.

•	Bricks—We are a manufacturer of bricks in the United States and Eastern Canada. We operate manufacturing facilities, strategically located near major Census MSAs and raw material reserves.

•	Corporate and Other—Consists of corporate overhead locations in the United States and our roof tile operations, which were sold in April 2016.

As a result of the Bricks Disposition, beginning with the fourth quarter of 2016, our former Bricks segment will be reclassified as discontinued operations in our financial statements and related discussions.

Basis of Presentation

Predecessor and Successor Historical Results of Operations

Forterra, Inc. is wholly owned by LSF9 Stardust Holdings, L.P., an affiliate of Lone Star, or Stardust Holdings. Lone Star, through a wholly owned subsidiary, acquired our business in the Acquisition, along with the business of Forterra UK, on March 13, 2015 for aggregate cash consideration of $1.33 billion, subject to a $100.0 million earn-out that is currently subject to dispute, as discussed in greater detail in the section entitled “Business—Legal Proceedings.” Prior to the Acquisition, we were HeidelbergCement’s building products operations in the United States and Eastern Canada. Concrete Holdings, which was formed on February 6, 2015 for the purpose of consummating the Acquisition, had no operations prior to the date of Acquisition. Forterra, Inc., which was formed on June 21, 2016 for purposes of the Reorganization, will not have any operations prior to the date of the Reorganization. See the sections entitled “Prospectus Summary—Our History—The Acquisition” and “Prospectus Summary—Our History—The Reorganization.” In the accompanying financial information, “Predecessor” refers to our business prior to the Acquisition and “Successor” refers to our business following the Acquisition. The historical combined Predecessor financial statements were prepared on a stand-alone basis in accordance with GAAP and were derived from HeidelbergCement’s consolidated financial statements and accounting records using the historical results of operations and assets and liabilities attributed to our business and include allocations of expenses from HeidelbergCement.

The historical combined Predecessor statements of operations include expense allocations for certain corporate functions historically provided by HeidelbergCement. Substantially all of the Predecessor’s senior management was employed by HeidelbergCement and certain functions critical to our operations were centralized and managed by HeidelbergCement. Historically, the centralized functions included executive senior management, financial reporting, financial planning and analysis, accounting, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development.

HeidelbergCement used a centralized approach to cash management and financing of its operations. Historically, the majority of the Predecessor’s cash was transferred to HeidelbergCement or its North American affiliates daily and our company was dependent on HeidelbergCement’s funding of our operating and investing activities. This arrangement was not reflective of the manner in which we would have been able to finance our operations had we been a stand-alone business separate from HeidelbergCement.

The historical combined Predecessor financial statements included elsewhere in this prospectus and the other historical combined Predecessor financial information presented and discussed in this discussion and analysis may not be indicative of what they would actually have been had we been a separate stand-alone entity, nor are they indicative of what our financial position, results of operations and cash flows may be in the future.

See notes 1, 2 and 15 to our audited combined financial statements included elsewhere in this prospectus.

Pro Forma Six Months Ended June 30, 2016 and 2015 Results of Operations

As a result of our recent acquisitions resulting in significant expansion of our business in both size and scale following the Acquisition, and as a result of the Bricks Disposition, our audited and unaudited combined financial statements and the related notes included elsewhere in this prospectus do not present our full business as it currently stands or will stand at the consummation of this offering. In particular, neither the impact of the U.S. Pipe Acquisition, which was completed in April 2016, nor the impact of the Bricks Disposition, which was completed on October 17, 2016, is reflected in any of our audited combined financial statements and related notes included elsewhere in this prospectus. Moreover, the impact of the U.S. Pipe Acquisition is included for only a portion of, and the impact of the Bricks Disposition is not included for any portion of, the results for the six month period ended June 30, 2016 in the unaudited combined financial statements and the related notes included elsewhere in this prospectus. Therefore, management believes it is important to include, in addition to the narrative discussion of our historical results of operations set forth below, a narrative discussion of our pro forma results of operations for the comparable periods set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” above. Specifically, included in the discussion and analysis below is a comparison of the unaudited pro forma condensed combined results of operations for six months ended June 30, 2016 as compared to the six months ended June 30, 2015, assuming the Transactions had been completed as of the relevant dates set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Management believes this pro forma narrative comparison provides investors with additional context regarding our recent acquisitions and other strategic transactions when considering our historical results of operations. However, our pro forma results of operations for these periods should not be considered independent of our historical results of operations and our unaudited combined financial statements and the related notes included elsewhere in this prospectus and the pro forma financial statements included above in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Recent Developments

On October 14, 2016, we acquired the Precast Concepts business, which manufactures concrete pipe, box culverts, storm detention systems and other precast concrete and related products in Colorado, for aggregate consideration of $97.1 million, subject to customary working capital adjustments. Precast Concepts operates as part of our Drainage Pipe & Products segment. The Acquisition was financed with a draw on the Revolver.

On October 14, 2016, we acquired J&G, a manufacturer of concrete pipe, box culverts and special fittings in North Texas, for aggregate consideration of $32.0 million, subject to customary working capital adjustments. J&G operates as part of our Drainage Pipe & Products segment. The Acquisition was financed with a draw on the Revolver.

On August 23, 2016, Mid Holdings entered into an agreement with an unaffiliated third party to contribute our bricks business to the Bricks Joint Venture. In exchange for the contribution of our bricks business, Mid Holdings will receive a 50% interest in the Bricks Joint Venture. In connection with this agreement, on October 17, 2016, we completed the disposition of our bricks business to Mid Holdings or its affiliate in the Bricks Disposition. Though both our business and the 50% equity interest in the Bricks Joint Venture will be held by Mid Holdings or its affiliate, following the Bricks Disposition, we will no longer have any profit or other interest in our then-former bricks business or in the Bricks Joint Venture and we will have no relation to or business affiliation with our then-former bricks business or the Bricks Joint Venture other than contractual arrangements regarding certain limited transition services, the short-term loan described under “Certain Relationships and Related Party Transactions—Loan to Bricks Business” and the temporary use of the “Forterra” name. In connection with the Bricks Disposition, we will incur a tax liability with respect to our taxable gain on the assets of our then-former bricks business. We will also have a tax withholding obligation in respect of the distribution to Mid Holdings or its affiliate. Although the amounts of any tax liability cannot be determined at this time and are subject to a number of factors, we estimate these liabilities will be approximately $32.3 million in the aggregate. Beginning with the fourth quarter of 2016, our former Bricks segment will be reclassified as discontinued operations in our financial statements and the related notes.

On August 4, 2016 we purchased all of the outstanding stock of Bio Clean Environmental Services, Inc. and Modular Wetland Systems, Inc., California corporations which design and sell storm water management systems that meet the requirements of local regulatory bodies regulating storm water quality, for cash consideration of $30.0 million subject to customary net working capital and purchase price adjustments. Bio Clean will operate as part of our Drainage Pipe & Products reportable segment. The acquisition was financed through cash on hand.

Principal Factors Affecting Our Results of Operations

Our financial performance and results of operations are influenced by a variety of factors, including conditions in the residential, and non-residential and infrastructure construction markets, general economic conditions, changes in cost of goods sold, and seasonality and weather conditions. Some of the more important factors are discussed below, as well as in the section entitled “Risk Factors.”

Infrastructure Spending and Residential and Non-Residential Construction Activities

A large proportion of our net sales in our Drainage Pipe & Products and Water Pipe & Products segments are generated through public infrastructure projects. Many of these projects are dependent on government funding, including subsidies and stimulus programs. Government spending on infrastructure projects depends on the availability of public funds, which is influenced by various factors, including fiscal budgets, the level of public debt, interest rates, existing and anticipated tax revenues and the political climate. Increases or reductions in governmental funding for these infrastructure projects can have a material effect on our net sales and results of operations. In the United States, federal and state government funding for infrastructure projects is usually accomplished through multi-year funding and authorization bills known as highway bills, such as the FAST Act, which authorized $305 billion in spending over the next five years. The outlook for future growth and consistent revenue streams for our Drainage Pipe & Products and Water Pipe & Products segments has improved with the passage of the FAST Act.

Historically, demand for many of our products has been closely tied to residential construction and non-residential construction activity in the United States and Eastern Canada. Activity levels in these markets can be materially affected by general economic and global financial market conditions. In addition, residential construction activity levels are influenced by and sensitive to mortgage availability, the cost of financing a home (in particular, mortgage and interest rates), unemployment levels, household formation rates, residential vacancy and foreclosure rates, existing housing prices, rental prices, housing inventory levels, consumer confidence and government policy and incentives. Non-residential construction activity is primarily driven by levels of business investment, availability of credit and interest rates, as well as many of the factors that impact residential construction activity levels. See the section entitled “Business—Our Industry.”

Mix of Products

We derive our sales from both the sale of products manufactured to inventory, such as concrete drainage pipe and bricks, and highly engineered products which are made to order, such as concrete and steel pressure pipe and structural precast products for drainage. These two components of our business differ in their dynamics. Approximately two-thirds of our net sales during 2015 were derived from the sale of products which are manufactured to inventory and approximately one-third came from highly engineered products which were made to order. This mix of products varies from period to period. We generally recognize revenue in connection with product shipment; however, for some of our highly engineered products, we recognize revenue on a percentage of completion method, which amounted to $40.9 million in 2015. In the second half of 2015, we changed our inventory strategy, shifting away from maintaining products manufactured to inventory in our Drainage Pipe & Products business segment.

Products such as concrete drainage pipe and bricks are typically sold on a one-off basis, with volumes and prices determined frequently based on market participants’ perceptions of short-term supply and demand factors. A shortage of capacity or excess capacity in the industry, or in the regions where we have operations, or the behavior of our competitors, can each result in significant increases or decreases in market prices for these products, often within a short period of time. By contrast, our project driven business involves highly engineered and customized products with a wide range of contract values. The products for these projects are engineered, manufactured and delivered on the basis of contracts that tend to extend over periods of several months or, in some cases, several years. The timing of the commencement of a project and the progress and completion of work under a contract, therefore, can have a significant effect on our results of operations for a particular period.

Cost of Goods Sold

Costs of raw material and supplies, labor (including contract labor), freight and energy constitute a large portion of our cost of goods sold, and fluctuations in the prices of these materials and inputs affect our results of operations. Our primary raw materials are cement, aggregates, steel and clay. We do not generally hedge our raw material purchases, except that we may increase our inventory of certain materials in the short term in anticipation of future price increases.

In addition, our manufacturing is energy intensive. Our energy costs primarily consist of the cost for the supply of electricity and natural gas used in various manufacturing processes. Prices for energy, including natural gas and electricity, have been volatile in recent years and have been a driver of our raw material and energy costs in the past. We generally purchase natural gas and electricity at spot prices in the open market, however, as opportunities are presented we may enter into natural gas fixed price supply contracts.

We attempt to pass on price increases of raw materials, energy and certain other manufacturing costs to our customers, and typically increase prices as new customer agreements are negotiated throughout the year. In addition, certain of our customer contracts, primarily with respect to our highly engineered product, contain price modification mechanisms pursuant to which we may increase the prices of our products to correspond to increases in raw material costs. As a result, we believe we have been able to manage our exposures to fluctuations in our raw material and energy costs, although there can be no assurance that we will continue to be able to do so in the future.

Seasonality and Weather Conditions

The construction industry, and therefore demand for our products, is typically seasonal and dependent on weather conditions, with periods of snow or heavy rain negatively affecting construction activity. Lower demand for our products tends to occur in periods of cold weather, particularly during winter and periods of excessive rain, and such conditions or other unfavorable weather conditions generally lead to seasonal fluctuations in our quarterly financial results. Historically, our net sales in the second and third quarters have been higher than in the other quarters of the year, particularly the first quarter.

In addition, unfavorable weather conditions, such as hurricanes or severe storms, or public holidays during peak construction periods can result in temporary cessation of projects and a material reduction in demand for our products and consequently have an adverse effect on our net sales. Results of a fiscal quarter may therefore not be a reliable basis for the expectations of a full fiscal year and may not be comparable with the results in the other fiscal quarters in the same year or prior years.

Factors Affecting our Financial Statements

Business Combinations

The Acquisition—Our business was acquired from HeidelbergCement in the Acquisition, along with the business of Forterra UK, for aggregate cash consideration of $1.33 billion, subject to an earn-out capped at $100.0 million. Lone Star funded the transactions with an equity investment of $432.3 million and third-party debt in the amount of $940.0 million. The Acquisition was accounted for as a business combination under ASC 805, Business Combinations.

The Successor combined financial statements include certain assets and liabilities historically held at LSF9, including the portion of the debt incurred to consummate the Acquisition which we are obligated to pay. Our portion of the initial $432.3 million equity investment is $167.5 million. Our portion of the $940.0 million of third party debt used to finance the Acquisition is $515.5 million. The remainder of the debt was allocated to Forterra UK and other affiliates of LSF9 that are not included in these financial statements. We and the other affiliates of LSF9, other than Forterra UK, are co-obligors and jointly and severally liable under the terms of the initial credit agreements. Forterra UK was released as an obligor in connection with its initial public offering and the repayment of its portion of the debt, as discussed in note 9 to our unaudited condensed combined financial statements. As part of the Acquisition, we incurred transaction costs necessary to consummate the Acquisition. Our portion of the costs was $10.6 million for the period from March 14, 2015 to December 31, 2015 and $2.1 million for the period from January 1, 2015 to March 13, 2015, which was recorded in selling, general and administrative expenses. As a result of the debt used to fund the Acquisition, we incurred additional interest expense of $41.7 million in the period from March 14, 2015 to December 31, 2015.

Cretex Acquisition—On October 1, 2015, we acquired all of the outstanding stock of Cretex for $245.1 million. Cretex is a manufacturer of concrete pipe, box culverts, precast drainage structures, pre-stressed bridge components and ancillary precast products, and our acquisition of Cretex expanded our market footprint into the Upper Midwestern United States. The Cretex Acquisition was financed with $240.0 million of incremental third-party senior debt and cash on hand. As part of the Cretex Acquisition, we incurred transaction costs recorded in selling, general and administrative expenses of $3.1 million in the period from March 14, 2015 to December 31, 2015.

Sherman-Dixie Acquisition—On January 29, 2016, we acquired all of the outstanding stock of Sherman-Dixie for $66.8 million. Sherman-Dixie manufactures and sells concrete pipe, box culverts, precast concrete utility products, storm and sanitary civil engineered systems and specialty engineered retainage systems in the Southeastern United States. The acquisition was financed through a draw on the Revolver. As part of the Sherman-Dixie Acquisition, we incurred transaction costs recorded in selling, general and administrative expenses of $0.5 million in the six months ended June 30, 2016. See note 3 to our unaudited condensed combined financial statements, each included elsewhere in this prospectus.

U.S. Pipe Acquisition—We acquired substantially all of the stock of U.S. Pipe, a ductile iron pipe manufacturer, on April 15, 2016 for an initial purchase price of $775.1 million, which was funded with a $205.0 million borrowing on the Revolver, a portion of the proceeds of the Sale Leaseback and a capital contribution of $402.1 million from Lone Star. As part of the U.S. Pipe Acquisition, we incurred transaction costs recorded in selling, general and administrative expenses of $5.4 million in the six months ended June 30, 2016. See note 3 to our unaudited condensed combined financial statements, each included elsewhere in this prospectus.

Sale Leaseback

At lease inception of the Sale Leaseback, we (as the seller-lessee) were considered to have a form of prohibited “continuing involvement” with the properties because we provided the respective purchaser (as the buyer-lessor) with a guarantee that serves as additional collateral that reduces the buyer-lessor’s risk of loss. As a result, we are precluded from applying sale-leaseback accounting to the Sale Leaseback, and we have accounted for the transaction as a financing obligation. The assets subject to the Sale Leaseback remain on the balance sheet and continue to be depreciated over their remaining useful lives as a “failed sale-leaseback”. However, we have entered into agreements to replace the current guarantor, Concrete Holdings, with the Company as the new guarantor, effective immediately following completion of the Reorganization, which will, at that time, allow the Sale Leaseback to qualify for sales recognition and be classified as an operating lease.

Principal Components of Results of Operations

Net Sales

Net sales consist of the consideration received or receivable for the sale of products in the ordinary course of business and include the billable costs of delivery of our products to customers, net of discounts given to the customer. Net sales include any outbound freight charged to the customer. Revenue on long-term engineering and construction contracts for our structural precast and products that are designed and engineered specifically for the customer is recognized under the percentage-of completion method. Certain of our businesses, primarily our concrete and steel pressure pipe businesses, also enter into agreements to provide inventory to customers for long-term construction projects. With respect to these agreements, we recognize revenue upon shipment of the respective goods, whereas billings are based on contract terms and may or may not coincide with shipments, which gives rise to either unbilled or deferred revenue. See note 2 and note 20 to our audited combined financial statements included elsewhere in this prospectus.

Cost of Goods Sold

Cost of goods sold includes raw materials (cement, aggregates, steel and clay) and supplies, labor (including contract labor), freight (including outbound freight for delivery of products to end users and other charges such as inbound freight), energy, depreciation and amortization, repairs and maintenance and other cost of goods sold.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include expenses for sales, marketing, legal, accounting and finance services, human resources, customer support, treasury and other general corporate services. See note 2 to our audited combined financial statements included elsewhere in this prospectus for a description of the expense allocation for certain corporate and other functions historically provided to us by HeidelbergCement during the Predecessor periods. For the period from January 1, 2015 to March 13, 2015 and for the fiscal years ended December 31, 2014 and 2013, we were allocated selling, general and administrative expenses from HeidelbergCement in the amount of $4.1 million, $23.6 million and $29.4 million, respectively. Selling, general and administrative expenses also include transaction costs directly related to the Acquisition, transaction costs related to the Cretex Acquisition and the Sherman-Dixie Acquisition, and other carve-out costs surrounding the separation from HeidelbergCement.

Earnings (Losses) from Equity Method Investee

Earnings (losses) from equity method investee represents our share of the income (loss) of the Concrete Pipe & Precast LLC, or CP&P, joint venture we entered into in July 2012 with Americast, Inc. We contributed plant assets and related inventory from nine plants as part of the agreement to form CP&P in exchange for a 50% ownership interest in the joint venture. CP&P is engaged primarily in the manufacture, marketing, sale and distribution of concrete pipe and precast products in Virginia, West Virginia, Maryland, North Carolina, South Carolina and Georgia with sales to contiguous states. See note 19 to our audited combined financial statements included elsewhere in this prospectus.

Gain on Sale of Property, Plant and Equipment, Net

Gain on sale of property, plant and equipment, net includes the net gain or loss on the sale of assets including property, plant and equipment and sales of businesses that do not otherwise qualify as discontinued operations.

Other Operating Income

The remaining categories of operating income and expenses consist of scrap income (associated with scrap from the manufacturing process or remaining scrap after plants are closed), rental income and income generated from exhausted clay quarries that are used for landfill.

Interest Expense

Interest expense represents interest on the indebtedness incurred in connection with the Acquisition, the Cretex Acquisition and the Sherman-Dixie Acquisition. Prior to the Acquisition, we incurred an insignificant amount of interest expense in connection with our capital leases.

Income Tax Expense

Income tax expense consists of federal, state, provincial, local and foreign taxes based on income in the jurisdictions in which we operate. Historically, our U.S. subsidiaries were included in HeidelbergCement’s U.S. consolidated federal and state income tax returns. In the combined Predecessor financial statements, income tax benefit (expense) is calculated as if our U.S. subsidiaries filed separate tax returns.

Results of Operations

Pro Forma Six Months ended June 30, 2016 Compared to Pro Forma Six Months Ended June 30, 2015

Pro Forma Total Company

The following table summarizes certain pro forma financial information relating to our pro forma operating results that have been derived from our unaudited pro forma condensed combined financial information for the six months ended June 30, 2016 and 2015 included in the section above entitled “Unaudited Pro Forma Condensed Combined Financial Information.” Also included is certain information relating to the pro forma operating results as a percentage of net sales. The unaudited pro forma condensed combined financial information below is based on our unaudited combined financial statements and the related notes included elsewhere in this prospectus, adjusted to give pro forma effect to the Transactions as of the applicable dates set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma financial information below is presented because management believes it provides a meaningful comparison of operating results. See further discussion related to the pro forma information above in the “—Basis of Presentation.

Pro Forma	Pro Forma Six Months Ended June 30, 2016	% of pro forma net sales	Pro Forma Six Months Ended June 30, 2015	% of pro forma net sales	Change	% Change
Net sales	$783,112	100.0%	$764,172	100.0%	18,940	2.5%
Cost of goods sold	628,627	80.3%	654,856	85.7%	(26,229)	(4.0)%

Gross profit	154,485	19.7%	109,316	14.3%	45,169	41.3%
Selling, general & administrative expenses and other	(109,565)	(14.0)%	(120,814)	(15.8)%	11,249	(9.3)%

Income (loss) from operations	44,920	5.7%	(11,498)	(1.5)%	56,418	(490.7)%

Other income (expenses)
Interest expense	(30,413)	(3.9)%	(25,934)	(3.4)%	(4,479)	17.3%
Other income (expenses), net	(1,003)	(0.1)%	(207)	NM	(796)	384.5%

Income (loss) from continuing operations before income taxes	13,504	1.7%	(37,639)	(4.9)%	51,143	(135.9)%
Income tax (expense) benefit	25,983	3.3%	(13,300)	(1.7)%	39,283	(295.4)%

Income (loss) from continuing operations	$39,487	5.0%	$(50,939)	(6.7)%	90,426	(177.5)%

Net sales

Pro forma net sales increased by $18.9 million, or 2.5%, to $783.1 million in the six months ended June 30, 2016 from $764.2 million in the six months ended June 30, 2015. The increase is attributable to higher net sales for Cretex of $9.8 million, U.S. Pipe of $7.2 million, Precast Concepts of $5.2 million, Bio Clean of $3.6 million, and Sherman-Dixie of $0.9 million due to improved market conditions, partially offset by a decrease in J&G net sales of $1.0 million. The legacy Forterra net sales decreased approximately $1.7 million caused primarily by a reduction of 0.4% of sales volumes during the six months ended June 30, 2015 compared to June 30, 2016.

Cost of goods sold

Pro forma cost of goods sold decreased by $26.2 million, or 4.0%, to $628.6 million in the six months ended June 30, 2016 from $654.9 million in the six months ended June 30, 2015. The decline is primarily a result of lower raw material costs of $14.9 million and lower energy of costs of $2.3 million for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 in the legacy Forterra business.

Gross profit

Pro forma gross profit increased by $45.2 million, or 41.3%, to $154.5 million in the six months ended June 30, 2016 from $109.3 million in the six months ended June 30, 2015. Pro forma gross profit increased between periods due to more favorable production costs in the six months ended June 30, 2016 compared to the six months ended June 30, 2015 as well as the increase in net sales as discussed above.

Selling, general and administrative expenses and other

Pro forma selling, general and administrative expenses and other costs decreased by $11.2 million, or 9.3%, to $109.6 million in the six months ended June 30, 2016 from $120.8 million in the six months ended June 30, 2015. This decrease from the six months ended June 30, 2015 was due to higher than normal costs related to the Acquisition as well as additional carve-out costs to separate the Company from HeidelbergCement. Partially offsetting this decrease were transaction costs incurred in connection with the U.S. Pipe Acquisition and Sherman-Dixie Acquisition in the six months ended June 30, 2016.

Interest expense

Pro forma interest expense remained relatively consistent as the debt balances and interest rates were generally consistent between the periods.

Income tax expense

Our pro forma income tax benefit changed by $39.3 million to $26.0 million in the six months ended June 30, 2016 from a tax expense of $13.3 million in the six months ended June 30, 2015 due to a change in taxable income during the periods.

Income (loss) from continuing operations

Pro forma loss from continuing operations decreased by $90.4 million to an income from continuing operations of $39.5 million in the six months ended June 30, 2016 from a loss from continuing operations of $50.9 million in the six months ended June 30, 2015 due to increased pro forma gross profits resulting from lower production costs and higher net sales and lower pro forma selling, general and administrative expenses discussed above.

Pro Forma Segment Results of Operations

The following table summarizes certain pro forma financial information relating to our pro forma operating results by segment that have been derived from our unaudited pro forma condensed combined financial information for the six months ended June 30, 2016 and 2015 included in the section above entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information below is based on our unaudited combined financial statements and the related notes included elsewhere in this prospectus, adjusted to give pro forma effect to the Transactions as of the applicable dates set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma financial information below is presented because management believes it provides a meaningful comparison of operating results. See further discussion related to the pro forma information above in the “—Basis of Presentation.”

	Drainage Pipe & Products	Water Pipe & Products	Corporate and Other	Total
For the six months ended June 30, 2016:
Pro forma net sales	$377,525	$403,059	$2,528	$783,112
Pro forma gross profit (loss)	86,697	68,887	(1,099)	154,485
Pro forma income (loss) from continuing operations before income taxes	55,920	27,518	(69,934)	13,504
For the six months ended June 30, 2015:
Pro forma net sales	$349,589	$408,907	$5,676	$764,172
Pro forma gross profit (loss)	49,616	59,329	371	109,316
Pro forma income (loss) from continuing operations before income taxes	21,250	6,721	(65,610)	(37,639)

For the purposes of evaluating segment performance, the Company’s chief operating decision maker reviews earnings before interest, taxes, depreciation and amortization as a basis for making the decisions to allocate resources and assess performance. Our discussion below includes the primary drivers of earnings before interest, taxes, depreciation and amortization.

Drainage Pipe & Products

Net sales

Pro forma net sales increased by $27.9 million, or 8.0%, to $377.5 million in the six months ended June 30, 2016 from $349.6 million in the six months ended June 30, 2015. Pro forma net sales increased due to improved market conditions for Cretex, Precast Concepts, Bio Clean and Sherman-Dixie, which resulted in increased net sales of $9.8 million, $5.2 million, $3.6 million and $0.9 million, respectively, partially offset by a decrease in net sales for J&G of $1.0 million. The average selling price for the legacy Forterra business improved 1.9%, which increased net sales by $4.2 million. Sales volumes improved in the legacy Forterra business by 1.5% which resulted in higher net sales of $3.3 million.

Gross profit

Pro forma gross profit increased $37.1 million, or 74.7%, in the six months ended June 30, 2016, to $86.7 million from $49.6 million in the six months ended June 30, 2015, primarily due to favorable market conditions, which allowed us to increase sales volumes and implement price increases. Additionally, pro forma gross profit increased due to improved plant efficiencies due to increases in plant production and lower raw material and energy prices.

Water Pipe & Products

Net sales

Pro forma net sales decreased by $5.8 million, or 1.4%, to $403.1 million in the six months ended June 30, 2016 from $408.9 million in the six months ended June 30, 2015. The decrease was due to decreased net sales for the legacy Forterra business which declined $13.0 million, primarily due to a reduction of sales volumes of 19.8% due to delays in the US. Partially offsetting the decline was an increase in gross sales from U.S. Pipe of $7.2 million due to more favorable market conditions.

Gross profit

Pro forma gross profit increased by $9.6 million, or 16.1%, to $68.9 million in the six months ended June 30, 2016 from $59.3 million in the six months ended June 30, 2015, due primarily to the reduction in raw material and energy costs, partially offset by the reduction in net sales as discussed above.

Six Months Ended June 30, 2016

Total Company

The following table summarizes certain financial information relating to our operating results that have been derived from our unaudited condensed combined financial statements for the six months ended June 30, 2016. Also included is certain information relating to the operating results as a percentage of net sales.

	Six months ended June 30, 2016	% of Net Sales
Combined Statements of Income Data:
Net sales	$640,142	100.0%
Cost of goods sold	509,370	79.6%

Gross profit	130,772	20.4%
Selling, general and administrative expenses	(98,622)	(15.4)%
Impairment and restructuring charges	(23)	NM
Earnings from equity method investee	4,868	0.8%
Other operating income	2,533	0.4%

	(91,244)	(14.3)%

Income from operations	39,528	6.2%
Other income (expenses)
Interest expense	(42,129)	(6.6)%

Other income (expense), net	(1,179)	(0.2)%

Income from continuing operations before income taxes	(3,780)	(0.6)%
Income tax benefit	36,533	5.7%

Net income	$32,753	5.1%

Net sales for the six months ended June 30, 2016 were $640.1 million consisting of legacy Forterra net sales of $382.3 million, net sales as a result of the U.S. Pipe Acquisition of $150.3 million, and $106.8 million of net sales from the Cretex Acquisition and the Sherman-Dixie Acquisition. Cost of goods sold were $509.4 million, which included $12.5 million of inventory step-up adjustments due to the impact of business combinations primarily related to the U.S. Pipe Acquisition, which resulted in gross profit of $130.8 million. Selling, general and administrative expenses were $98.6 million, which includes $17.0 million of costs from acquired businesses and $13.6 million of amortization of intangible assets acquired in business combinations primarily attributable to the U.S. Pipe Acquisition. Interest expense of $42.1 million was incurred as a result of the outstanding debt during the period. Net income was $32.8 million driven by positive operating results partially offset by interest expense.

Segment Results of Operations

	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
For six months ended June 30, 2016:
Net sales	$336,549	$229,641	$71,424	$2,528	$640,142
Gross profit (loss)	78,664	41,216	11,992	(1,100)	130,772
Income (loss) from continuing operations before income taxes	52,211	19,343	3,276	(78,610)	(3,780)

For the purposes of evaluating segment performance, the Company’s chief operating decision maker reviews earnings before interest, taxes, depreciation and amortization as a basis for making the decisions to allocate resources and assess performance. Our discussion below includes the primary drivers of earnings before interest, taxes, depreciation and amortization.

Drainage Pipe & Products

Net sales were $336.5 million which included net sales from the Cretex and Sherman-Dixie acquisitions of $106.8 million. Gross profit was $78.7 million which included the impact of inventory step-up adjustments of $1.9 million as a result of the business combinations.

Water Pipe & Products

Net sales were $229.6 million which included sales from US Pipe of $150.3 million. Gross profit was $41.2 million which included the impact of inventory step-up adjustments of $10.6 million as a result of the U.S. Pipe Acquisition.

Bricks

Net sales were $71.4 million which resulted in gross profit of $12.0 million for the six months ended June 30, 2016.

Period from March 14, 2015 to June 30, 2015

Total Company

The following table summarizes certain financial information relating to our operating results that have been derived from our combined Successor financial statements for the period from March 14, 2015 to June 30, 2015. Also included is certain information relating to the operating results as a percentage of net sales.

	Successor
	For the period from March 14 to June 30, 2015	% of Net Sales
Combined Statements of Income Data:
Net sales	$251,315	100.0%
Cost of goods sold	228,405	90.9%

Gross profit	22,910	9.1%
Selling, general and administrative expenses	(47,716)	(19.0)%
Impairment and restructuring charges	(343)	(0.1)%
Earnings from equity method investee	3,772	1.5%
Other operating income	3,930	1.6%

	(40,357)	(16.1)%

Loss from operations	(17,447)	(6.9)%
Other income (expenses)
Interest expense	(15,551)	(6.2)%
Other income (expense), net	(140)	(0.1)%

Income from continuing operations before income taxes	(33,138)	(13.2)%
Income tax benefit	(1,579)	(0.7)%

Net loss	$(34,717)	(13.8)%

Net sales for the period from March 14, 2015 to June 30, 2015 were $251.3 million. Cost of goods sold was $228.4 million, which included $10.7 million of inventory step-up adjustments as a result of the Acquisition, which resulted in a gross profit of $22.9 million. Selling, general and administrative expenses were $47.7 million during the period which included $10.6 million of Acquisition related costs. Interest expense was $15.6 million as a result of debt incurred to fund the Acquisition. The net loss of $34.7 million was primarily driven by selling, general and administrative expenses and interest expense.

Segment Results of Operations

	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
For the period from March 14, 2015 to June 30, 2015:
Net sales	$141,031	$61,888	$45,613	$2,783	$251,315
Gross profit (loss)	17,152	6,945	(1,182)	(5)	22,910
Income (loss) from continuing operations before income taxes	14,460	3,767	(3,779)	(47,586)	(33,138)

For the purposes of evaluating segment performance, the Company’s chief operating decision maker reviews earnings before interest, taxes, depreciation and amortization as a basis for making the decisions to allocate resources and assess performance. Our discussion below includes the primary drivers of earnings before interest, taxes, depreciation and amortization.

Drainage Pipe & Products

Net sales were $141.0 million during the period. Gross profit was $17.2 million which included the impact of inventory step-up adjustments of $6.5 million as a result of the Acquisition.

Water Pipe & Products

Net sales were $61.9 million during the period. Gross profit was $6.9 million which included the impact of inventory step-up adjustments of $2.1 million as a result of the Acquisition.

Bricks

Net sales were $45.6 million during the period. Gross loss was $1.2 million which included the impact of inventory step-up adjustments of $2.0 million as a result of the Acquisition.

Period from January 1, 2015 to March 13, 2015

Total Company

The following table summarizes certain financial information relating to our operating results that have been derived from our combined Predecessor financial statements for the period from January 1, 2015 to March 13, 2015. Also included is certain information relating to the operating results as a percentage of net sales.

	Predecessor
	For the period from January 1 to March 13, 2015	% of Net Sales
Combined Statements of Income Data:
Net sales	$132,620	100.0%
Cost of goods sold	117,831	88.8%

Gross profit	14,789	11.2%

Selling, general and administrative expenses	(21,683)	(16.3)%
Impairment and restructuring charges	(542)	(0.4)%
Earnings from equity method investee	67	0.1%
Other operating income	994	0.7%

	(21,164)	(16.0)%

Income (loss) from operations	(6,375)	(4.8)%
Other income (expense)
Interest expense	(84)	(0.1)%
Other income (expense), net	(39)	NM

Income (loss) from continuing operations before income taxes	(6,498)	(4.9)%
Income tax expense	742	0.6%

Net income (loss)	$(5,756)	(4.3)%

Net sales for the period were $132.6 million. Cost of goods sold was $117.8 million resulted in gross profit of $14.8 million. Selling, general and administrative expenses were $21.7 million. The net loss of $5.8 million was primarily driven by selling, general, and administrative expenses.

Segment Results of Operations

	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
For the period from January 1, 2015 to March 13, 2015:
Net sales	$79,341	$30,464	$19,922	$2,893	$132,620
Gross profit	13,567	413	429	380	14,789
Income (loss) from continuing operations before income taxes	8,839	(3,192)	(4,000)	(8,145)	(6,498)

For the purposes of evaluating segment performance, the Company’s chief operating decision maker reviews earnings before interest, taxes, depreciation and amortization as a basis for making the decisions to allocate resources and assess performance. Our discussion below includes the primary drivers of earnings before interest, taxes, depreciation and amortization.

Drainage Pipe & Products

Net sales were $79.3 million during the period which resulted in gross profit of $13.6 million.

Water Pipe & Products

Net sales were $30.5 million during the period which resulted in gross profit of $0.4 million.

Bricks

Net sales were $19.9 million during the period which resulted in gross profit of $0.4 million.

Period from March 14, 2015 to December 31, 2015

Total Company

The following table summarizes certain financial information relating to our operating results that have been derived from our combined Successor financial statements for the period from March 14, 2015 to December 31, 2015. Also included is certain information relating to the operating results as a percentage of net sales.

	Successor
	For the period from March 14 to December 31, 2015	% of Net Sales
Combined Statements of Income Data:
Net sales	$722,664	100.0%
Cost of goods sold	626,498	86.7%

Gross profit	96,166	13.3%

Selling, general and administrative expenses	(134,971)	(18.7)%
Impairment and restructuring charges	(1,185)	(0.2)%
Earnings from equity method investee	8,429	1.2%
Other operating income	832	0.1%

	(126,895)	(17.6)%

Income (loss) from operations	(30,729)	(4.3)%
Other income (expense)
Interest expense	(45,953)	(6.4)%
Other income (expense), net	(326)	NM

Income (loss) from continuing operations before income taxes	(77,008)	(10.7)%
Income tax expense	(5,778)	(0.8)%

Net income (loss)	$(82,786)	(11.5)%

Net sales for the period were $722.7 million which included net of $39.1 million of sales from Cretex. Cost of goods sold was $626.5 million which resulted in gross profit of $96.2 million. Selling, general and administrative expenses were $135.0 million. Interest expense was $46.0 million as a result of the debt acquired to fund the Acquisition and the Cretex Acquisition. The net loss of $82.8 million was primarily driven by selling, general, and administrative expenses as well as the interest expense during the year.

Segment Results of Operations

	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
For the period from March 13, 2015 to December 31, 2015:
Net sales	$431,723	$167,417	$118,389	$5,135	$722,664
Gross profit (loss)	69,601	23,000	5,613	(2,048)	96,166
Income (loss) from continuing operations before income taxes	48,216	6,824	(8,401)	(123,647)	(77,008)

For the purposes of evaluating segment performance, the Company’s chief operating decision maker reviews earnings before interest, taxes, depreciation and amortization as a basis for making the decisions to allocate resources and assess performance. Our discussion below includes the primary drivers of earnings before interest, taxes, depreciation and amortization.

Drainage Pipe & Products

Net sales were $431.7 million during the period which included $39.1 million as a result of the Cretex Acquisition. Gross profit was $69.6 million, which included a $30.0 million impact to cost of goods sold related to inventory step-up adjustments due to purchase accounting.

Water Pipe & Products

Net sales were $167.4 million during the period. Gross profit was $23.0 million during the period, which included the impact of inventory step-up adjustments due to purchase accounting of $5.9 million associated with the Acquisition.

Bricks

Net sales were $118.4 million during the period. Gross profit was $5.6 million, which included the impact of inventory step-up adjustments due to purchase accounting of $6.7 million associated with the Acquisition.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table summarizes certain financial information relating to our operating results that have been derived from our combined Predecessor financial statements for the years ended December 31, 2014 and 2013. Also included is certain information relating to the operating results as a percentage of net sales.

	Year Ended December 31, 2014	% of Net Sales	Year Ended December 31, 2013	% of Net Sales	% Change
	(In thousands, except percentages)
Combined Statements of Income Data:
Net sales	$736,963	100.0%	$697,948	100.0%	5.6%
Cost of goods sold	631,454	85.7%	611,660	87.6%	3.2%

Gross profit	105,509	14.3%	86,288	12.4%	22.3%

Selling, general and administrative expenses	(102,107)	(13.9)%	(87,393)	(12.5)%	16.8%
Impairment and restructuring charges	(4,219)	(0.6)%	(250,577)	(35.9)%	(98.3)%
Earnings from equity method investee	4,451	0.6%	(216)	NM	(2,160.6)%
Other operating income	6,965	0.9%	9,232	1.3%	(24.6)%

	(94,910)	(12.9)%	(328,954)	(47.1)%	(71.1)%

Income (loss) from operations	10,599	1.4%	(242,666)	(34.8)%	(104.4)%
Other income (expense)
Other income (expense), net	(594)	(0.1)%	947	0.1%	(162.7)%
Income (loss) from continuing operations before income taxes	10,005	1.4%	(241,719)	(34.6)%	(104.1)%
Income tax expense	(2,417)	(0.3)%	(2,561)	(0.4)%	(5.6)%

Income (loss) from continuing operations	7,588	1.0%	(244,280)	(35.0)%	(103.1)%

Discontinued operations
Income (loss) from discontinued operations	1,976	0.3%	(3,018)	(0.4)%	(165.5)%
Income tax benefit (expense) from discontinued operations	(716)	(0.1)%	—	—%	NM

Gain (loss) on discontinued operations, net of income tax	1,260	0.2%	(3,018)	(0.4)%	(141.7)%

Net income (loss)	$8,848	1.2%	$(247,298)	(35.4)%	(103.6)%

Total Company

Net sales

Net sales increased by $39.0 million, or 5.6%, to $737.0 million in 2014 from $697.9 million in 2013. The increase was primarily attributable to increases in net sales in the Drainage Pipe & Products segment of $64.7 million, partially offset by net sales decreases of $21.9 million and $6.0 million in the Water Pipe & Products and Bricks segments, respectively.

Cost of goods sold

The following are the key components of cost of goods sold (in thousands, except percentages):

	Year ended December 31, 2014		Year ended December 31, 2013
	$	% of Net Sales	$	% of Net Sales	$ Change	% Change
Raw materials and supplies	$198,409	26.9%	$167,046	23.9%	$31,363	18.8%
Labor (including contract labor)	173,697	23.6%	176,170	25.2%	(2,473)	(1.4)%
Transportation	68,086	9.2%	52,744	7.6%	15,342	29.1%
Energy	36,328	4.9%	33,537	4.8%	2,791	8.3%
Depreciation	33,417	4.5%	35,319	5.1%	(1,902)	(5.4)%
Repairs and maintenance	28,718	3.9%	28,351	4.1%	367	1.3%
Other variable and production costs	92,799	12.6%	118,493	16.9%	(25,694)	(21.7)%

Total cost of goods sold	$631,454	85.7%	$611,660	87.6%	$19,794	3.2%

Cost of goods sold increased by $19.8 million, or 3.2%, to $631.5 million in 2014 from $611.7 million in 2013. Cost of goods sold increased primarily due to the net sales increase in the Drainage Pipe & Products segment.

Gross profit

Gross profit increased by $19.2 million, or 22.3%, to $105.5 million in 2014 from $86.3 million in 2013 as a result of the increase in net sales. Gross profit margin improved to 14.3% in 2014 as compared to 12.4% in 2013 due to improvements in plant production efficiencies in our Drainage Pipe & Products segment.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $14.7 million, or 16.8%, to $102.1 million in 2014 from $87.4 million in 2013. This increase was due to higher professional fees for transaction costs related to legal, accounting and auditing services in connection with the preparation of a public offering in the second half of 2014 that was not ultimately consummated. As a percentage of net sales, selling, general and administrative expenses increased to 13.9% in 2014 from 12.5% in 2013.

Impairment and restructuring charges

Impairment and restructuring charges in 2014 and 2013 were $4.2 million and $250.6 million, respectively. The impairment and restructuring charges recorded in 2014 related to equipment impairments across various segments in 2014. The impairment and restructuring charges in 2013 consist of a goodwill impairment charge of $236.6 million as well as the closure of certain plants resulting in $14.0 million of additional charges. The goodwill impairment charge in 2013 of $236.6 million was the amount by which the carrying value of the reporting unit within our Water Pipe & Products segment exceeded the fair value of the identifiable assets and liabilities of the reporting unit.

Earnings from equity method investee

Earnings from equity method investee increased $4.7 million in 2014 to $4.5 million from a loss of $0.2 million in 2013. The increase was attributable to improved profitability of our investment in CP&P.

Gain (loss) on sale of property, plant and equipment and business, net

Our net gain on sale of property, plant and equipment and business in 2014 of $2.3 million related primarily to fixed asset sales in the United States primarily associated with the sale of two plants within the Drainage Pipe & Products segment. In 2013, our net gain on sale of property, plant and equipment and business of $4.0 million related mainly to the sale of three plants.

Other operating income

Other operating income remained relatively flat at $4.6 million in 2014 and $5.2 million in 2013.

Income tax expense

Our income tax expense decreased by $0.2 million to $2.4 million in 2014 from $2.6 million in 2013 due to the change in our taxable income in Canada for the period. During both periods presented, the U.S. federal taxes were reduced by a corresponding change in the valuation allowance.

Gain (loss) on discontinued operations, net of income tax

Our gain on discontinued operations, net of income tax, in 2014 of $1.3 million related primarily to the operations of our Maple Grove business in the United States. In 2013, our loss on discontinued operations, net of income tax, of $3.0 million related mainly to our paver business.

Net income (loss)

We recognized net income of $8.8 million in 2014, an increase of $256.1 million as compared to the net loss of $247.3 million in 2013. The improvement was primarily due to an impairment charge of $236.6 million recognized in 2013 described above.

Segment Results of Operations

	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
	(In thousands)
For year ended December 31, 2014:
Net Sales	$436,754	$149,864	$139,537	$10,808	$736,963
Gross profit	77,943	12,054	14,770	742	105,509
Income (loss) from continuing operations before income taxes	64,686	6,412	(2,078)	(59,015)	10,005

For year ended December 31, 2013:
Net Sales	$372,060	$171,773	$145,500	$8,615	$697,948
Gross profit	38,476	27,773	21,451	(1,412)	86,288
Income (loss) from continuing operations before income taxes	10,937	(218,555)	2,594	(36,695)	(241,719)

For the purposes of evaluating segment performance, the Company’s chief operating decision maker reviews earnings before interest, taxes, depreciation and amortization as a basis for making the decisions to allocate resources and assess performance. Our discussion below includes the primary drivers of earnings before interest, taxes, depreciation and amortization.

Drainage Pipe & Products

Net sales

Net sales increased by $64.7 million, or 17.4%, to $436.8 million in 2014 from $372.1 million in 2013. Sales volumes increased period over period by 14.0% due to market improvements in the United

States which impacted sales by $56.0 million. Further, the average sales price increased 3.0% due to price increases in late 2013 and early 2014 resulting in a further increase in net sales of $8.7 million.

Gross profit

Gross profit improved by $39.5 million, or 102.6%, to $77.9 million in 2014 from $38.5 million in 2013. The year-over-year improvement was due to favorable market conditions that allowed us to increase sales volumes and implement price increases.

Water Pipe & Products

Net sales

Net sales decreased by $21.9 million, or 12.8%, to $149.9 million in 2014 from $171.8 million in 2013. The decrease was primarily driven by an 11.8% decline in the average selling price due to a shift in product mix from steel pipe to concrete pipe, which led to a net sales decrease of $21.5 million, and several large projects that ended toward the second half of 2013 causing a decline in sales volume of 1.0%, which decreased net sales by $0.4 million.

Gross profit

Gross profit decreased by $15.7 million, or 56.6%, to $12.1 million in 2014 from $27.8 million in 2013. This decrease was primarily driven by an 11.8% decline in the average selling price due to a shift in product mix from steel pipe to concrete pipe and several large projects that ended toward the second half of 2013 that led to a decline in sales volumes.

Bricks

Net sales

Net sales decreased by $6.0 million, or 4.1%, to $139.5 million in 2014 from $145.5 million in 2013, as a result of a 2.4% decline in sales volume, which led to a $4.1 million decrease in net sales, and a lower average sales price of 1.8% which resulted in a $1.9 million reduction in net sales. This decrease in sales volume was primarily due to unfavorable winter weather conditions in Canada that extended beyond the first quarter in 2014, which delayed shipments, job site availability and preparation of residential lots by home-builders.

Gross profit

Gross profit decreased by $6.7 million, or 31.1%, to $14.8 million in 2014 from $21.5 million in 2013. This decrease was due to unfavorable winter weather conditions in Canada that extended beyond the first quarter in 2014.

Quarterly Financial Information

The following tables set forth our unaudited combined Successor quarterly financial information for each of the full period quarters following the Acquisition on March 13, 2015. This unaudited information has been prepared on a basis consistent with our audited combined Successor financial statements and includes all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the unaudited quarterly data. This information should be read together with our Successor combined financial statements and the related notes, included elsewhere in this prospectus. The results for any quarter are not necessarily indicative of results that we may achieve for any subsequent periods.

	Three Months Ended
	June 30, 2016	March 31, 2016	December 31, 2015	September 30, 2015	June 30, 2015
	(In thousands)
Total net sales	$422,808	$217,334	$229,934	$241,415	$213,301
Depreciation and amortization	26,661	13,759	12,590	9,277	9,267
Interest expense, net	(24,839)	(17,290)	(17,374)	(13,028)	(13,077)
Income tax expense (benefit)	(26,165)	(10,368)	1,468	2,730	1,579
Net income (loss)	$36,689	$(3,936)	$(33,102)	$(14,967)	$(17,147)

Liquidity and Capital Resources

Prior to the Acquisition, our primary source of liquidity was cash from operations and borrowings or advances from HeidelbergCement. The Predecessor used HeidelbergCement’s centralized processes and systems for cash management, payroll and purchasing. As a result, all cash received by our business was deposited with HeidelbergCement’s general corporate funds and was not specifically allocated to our business.

Since the Acquisition, our primary sources of liquidity have been cash on hand, cash from operations and borrowings under our long-term debt. We believe these sources will be sufficient to fund our planned operations and capital expenditures in the next 24 months. See “Description of Certain Indebtedness” for a description of our existing indebtedness.

We are currently engaged in a dispute with HeidelbergCement regarding the earn-out provision in the purchase agreement entered into in connection with the Acquisition. As discussed in greater detail in “Business—Legal Proceedings,” HeidelbergCement has asserted that a payment should be made in the amount of $100.0 million. Resolution may be determined by a neutral accountant. If it is determined that we are required to make a significant payment to HeidelbergCement, we may not have sufficient cash to make such payment and may be required to incur additional indebtedness. See the section entitled “Risk Factors.”

As of June 30, 2016 and December 31, 2015, we had approximately $41.8 million and $43.6 million of cash and cash equivalents, respectively of which $14.6 million and $8.8 million, respectively, was held by foreign subsidiaries. All of the cash and cash equivalents as of June 30, 2016 and December 31, 2015 were readily convertible as of such dates into currencies used in the Company’s operations, including the U.S. dollar. We are not aware of legal or economic restrictions on our ability to repatriate funds in the form of cash dividends, loans or advances. We do not have any present intention to repatriate these funds. However, if these funds are repatriated to the United States, we will be subject to additional taxes including withholdings tax applied by the country of origin and an incremental U.S. income tax, net of allowable foreign tax credits.

Total debt as of June 30, 2016 was $1,450.7 million, and included $1,001.7 million and $238.1 million outstanding on the Senior Term Loan and Junior Term Loan, respectively, and a $210.9 million financing obligation related to the Sale Leaseback discussed in note 10 to our unaudited combined financial statements included elsewhere in this prospectus. At June 30, 2016, we had no outstanding balance on the Revolver, which has total borrowing capacity of $285.0 million.

The following table sets forth a summary of the net cash provided by (used in) operating, investing and financing activities for the period presented.

	(In thousands)
	Successor			Predecessor
					Year Ended December 31,
	Six month ended June 30, 2016	March 14, 2015 to June 30, 2015	March 14, 2015 to December 31, 2015	January 1, 2015 to March 13, 2015	2014	2013
Statement of Cash Flows data:
Net cash provided by (used in) operating activities	$(6,366)	$(37)	$121,417	$(48,224)	$25,918	$31,686
Net cash used in investing activities	(858,201)	(643,160)	(898,039)	(2,762)	(1,901)	(55)
Net cash provided by (used in) financing activities	861,868	665,629	822,580	60,907	(23,990)	(31,636)

Net Cash Provided by (Used in) Operating Activities

Net cash used in operating activities was $6.4 million for the six months ended June 30, 2016, net cash used in operating activities was $0.0 million for the period from March 14, 2015 to June 30, 2015, net cash provided by operating activities was $121.4 million for the period from March 14, 2015 to December 31, 2015, and net cash used in operating activities was $48.2 million for the period from January 1, 2015 to March 13, 2015.

Net cash provided by operating activities was $25.9 million for 2014 compared to $31.7 million for 2013. The decrease in operating cash flow was driven by a decline in accounts payable due to timing of payments made to vendors.

Net Cash Used in Investing Activities

Net cash used in investing activities was $858.2 million for the six months ended June 30, 2016 primarily as a result of the cash used for the U.S. Pipe Acquisition and Sherman-Dixie Acquisition, $643.2 million for the period from March 14, 2015 to June 30, 2015 due to the Acquisition, $898.0 million for the period from March 14, 2015 to December 31, 2015 primarily due to the Acquisition and the Cretex Acquisition, and $2.8 million for the period from January 1, 2015 to March 13, 2015 due to cash used for property, plant, and equipment.

Net cash used in investing activities was $1.9 million for 2014 due to capital expenditures related mainly to fixed asset replacements of $22.8 million, partially offset by $5.9 million of net proceeds from the sale of long-term assets and a $15.0 million distribution from our investment in CP&P.

Net cash used in investing activities was $0.1 million for 2013, primarily due to capital expenditures of $10.5 million, partially offset by $10.4 million of net proceeds from the sale of closed plants.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $861.9 million for the six month period ended June 30, 2016 primarily as a result of additional debt obligations incurred in connection with the Debt Recapitalization and the U.S. Pipe Acquisition as well as capital contributions from our parent, partially offset by dividend payments of $338.3 million to our parent, $665.6 million for the period from March 14, 2015 to June 30, 2015 primarily consisting of additional borrowings of long-term debt incurred in connection with the Acquisition as well as capital contributions from our parent, $822.6 million for the period from March 14, 2015 to December 31, 2015 due to borrowings of long-term debt incurred in connection with the Acquisition and capital contributions from our parent, and $60.9 million for the period January 1, 2015 compared to March 13, 2015 due to capital contributions from HeidelbergCement.

Net cash used in financing activities was $24.0 million for 2014 and $31.6 million for 2013, in each case primarily due to net distributions to HeidelbergCement.

Capital Expenditures

Our capital expenditures were $15.0 million for the six months ended June 30, 2016, and $7.0 million for the period from March 14, 2015 to June 30, 2015, $20.0 million for the period from March 14, 2015 to December 31, 2015, and $2.7 million for the period from January 1, 2015 to March 13, 2015. We had capital expenditures of $25.3 million, and $10.6 million in 2014 and 2013, respectively. Capital expenditures primarily related to equipment, such as plant and mobile equipment, expansion of existing facilities and environmental and permit compliance projects.

Contractual Obligations and Other Long-Term Liabilities

The following table summarizes our significant contractual obligations as of June 30, 2016. Some of the amounts included in the table are based on management’s estimates and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties and other factors. Because these estimates and assumptions are necessarily subjective, our actual payments may vary from those reflected in the table.

	Payment Due by Period
	Total	2016	2017	2018	2019	2020	Thereafter
	(In thousands)
Senior Term Loan	1,035,721	—	—	—	—	—	1,035,721
Junior Term Loan	260,000	—	—	—	—	—	260,000
Financing obligation	217,404	—	—	—	—	—	217,404
Interest on indebtedness	1,024,369	73,445	111,856	112,201	112,552	112,911	501,404
Operating leases	38,814	5,874	8,018	6,935	4,832	3,125	10,030

Total Commitments	2,576,308	79,319	119,874	119,136	117,384	116,036	2,024,559

In connection with this offering, we expect to enter into a new term loan and revolving line of credit, the proceeds of which, along with our proceeds from this offering, will be used to refinance our existing long-term indebtedness. See “Description of Certain Indebtedness.”

Additionally, we have accrued $18.9 million in other long-term liabilities as of June 30, 2016. See note 13 to our unaudited condensed combined financial statements included elsewhere in this prospectus.

Off-Balance Sheet Arrangements

In the ordinary course of our business, we are required to provide surety bonds and standby letters of credit to secure performance commitments, particularly in our Water Pipe & Products and Bricks segments. As of June 30, 2016, outstanding stand-by letters of credit amounted to $22.6 million.

Material Weaknesses in Internal Control Over Financial Reporting

Our management is responsible for the design, implementation and maintenance of our internal controls over our financial reporting as defined in Rule 13a-15(e) promulgated under the Exchange Act. In connection with the audit of our combined financial statements during the period from March 14, 2015 to December 31, 2015, material weaknesses in our internal control over financial reporting were identified. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. These material weaknesses resulted in material adjustments to our combined financial statements identified during the audit and corrected in historical periods presented.

The two material weaknesses identified as of December 31, 2015 were:

•	Systems, processes and people: this material weakness related to the fact we (i) did not have adequate systems in place for recording transactions, (ii) did not have well designed processes under which we could complete our financial statement close process and (iii) were heavily dependent on HeidelbergCement’s people for support functions.

•	Systems—The issue regarding our systems related to the fact we did not maintain a general ledger in which transactions were recorded on a basis that is consistent with policies established for purposes of complying with GAAP and consistent with our business practices independent of HeidelbergCement and its affiliates. At various times in 2015 prior to the Acquisition, our accounting records were maintained by affiliates of HeidelbergCement under accounting policies intended to comply with HeidelbergCement’s IFRS group reporting requirements or, following the Acquisition, under those same accounting policies under the terms of a Transition Services Agreement with HeidelbergCement. In order to prepare financial statements as a stand-alone company in compliance with GAAP, we were required to record a significant number of manual adjusting entries and other adjustments necessary to adjust the financial statements to an appropriate degree of precision necessary for our stand-alone reporting to be accurate.

•	Processes—Prior to the Acquisition, we were one member of HeidelbergCement’s large multinational group of companies and were therefore not required to produce stand-alone financial reporting. Our routine policies, procedures and practices that existed as of December 31, 2015 were developed to process transactions and produce financial data to meet HeidelbergCement’s financial reporting needs under IFRS. Our accounting policies and practices had not been substantially modified and documented since the Acquisition. As such, we had not established well-defined processes under which we could complete our financial statement close process for stand-alone GAAP financial reporting at that time.

•	People (dependence on HeidelbergCement)—In order to produce financial statements in compliance with GAAP, we relied on the resources of HeidelbergCement and its affiliates following the Acquisition. Among other things, at times in 2015, both prior to the Acquisition and following the Acquisition pursuant to a transition services agreement, we were specifically dependent on HeidelbergCement for the provision of legal services, accounting and finance services, human resources, marketing and contract support, customer support, treasury, facility and land management and other corporate and infrastructure services. Additionally, an extensive number of third party service providers were performing routine financial statement close processes, including qualitative activities, for much of 2015. We have largely eliminated our reliance on HeidelbergCement personnel and third-parties; however, the training of personnel hired and establishment of effective policies and procedures will continue to be a significant undertaking.

•	Inventory: this material weakness related to the cumulative impact of control deficiencies found in our inventory cycle and the fact that the required standard costing and physical observation audit adjustments to inventory was considered material to our financial statements.

Each of these material weaknesses could result in a material error and a misstatement of the account balances or disclosures that could result in a material misstatement to our annual or interim combined financial statements that would not be prevented or detected. See “Risk Factors.”

We are in the process of implementing a remediation plan to specifically address these material weaknesses and to improve the effectiveness of our internal control over financial reporting. The specific aspects of our remediation plan include:

•	The redesign and implementation of internal controls and process flows for each business cycle (Purchase to Pay, Quote to Cash, Inventory, Payroll and Benefits, and Financial Close and Reporting) and subsequent implementation of these processes and controls to field locations;

•	Assessment of the design and operating effectiveness of our enterprise resource planning, or ERP, system;

•	Training users on our ERP system use and controls;

•	Assessing competencies of existing accounting and finance personnel with responsibilities for financial accounting and reporting, and developing ongoing training programs;

•	Recruiting and hiring accounting and finance personnel with the appropriate accounting and reporting technical skills to support its financial reporting responsibilities; and

•	Recruiting and hiring additional finance personnel to support internal control documentation, testing and monitoring of controls.

While management has concluded that we have material weaknesses in our internal control over financial reporting, we have devoted a significant amount of time and resources to the analysis of our historical combined financial statements included elsewhere in this prospectus. Accordingly, management believes that our historical combined financial statements included elsewhere in this prospectus fairly present in all material respects, our financial condition, results of operations and cash flows.

It should be noted that any system of controls, however well designed and operated, can provide only reasonable and not absolute assurance that the objectives of the system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected or that judgments in decision-making are not based on faulty input.

Our independent public accounting firm has not yet performed an audit of our internal control over financial reporting and is not required to report on management’s assessment of our internal control over financial reporting until the second annual report on Form 10-K that we file with the SEC.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, we are exposed to financial risks such as changes in interest rates, foreign currency exchange rates and commodity price risk associated with our input costs. We utilize derivative instruments to manage selected foreign exchange and interest rate exposures. See note 9 to our audited combined financial statements included elsewhere in this prospectus.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our long-term debt. The interest expense associated with our long-term debt will vary with market rates. Based upon our outstanding principal amount of debt of $749.5 million at December 31, 2015, an increase in the current rate levels of 1% would result in an increase in our annual interest expense of $7.5 million.

Foreign Currency Risk

Approximately 11.2% of our net sales for the six months ended June 30, 2016 were in Canada. As a result, we are exposed to movements in foreign exchange rates between the U.S. dollar and the Canadian dollar. Based upon our net sales for the six months ended June 30, 2016 we estimate that a 1% change in the exchange rate between the U.S. dollar and the Canadian dollar would affect net sales by approximately $0.7 million. This may differ from actual results depending on the levels of net sales in Canada.

Commodity Price Risk

We are subject to commodity price risks with respect to price changes mainly in the electricity and natural gas markets and other raw material costs, such as cement, aggregates, steel and clay. Price fluctuations on our key inputs have a significant effect on our financial performance. The markets for most of these commodities are cyclical and are affected by factors such as the global economic conditions, changes in or disruptions to industry production capacity, changes in inventory levels and other factors beyond our control. See “Risk Factors.”

Credit Risk

Financial instruments that potentially subject us to a concentration of credit risk consist principally of accounts receivable. We provide our products to customers based on an evaluation of the financial condition of our customers, generally without requiring collateral. Exposure to losses on receivables is principally dependent on each customer’s financial condition. We monitor the exposure for credit losses and maintain allowances for anticipated losses. Concentrations of credit risk with respect to our accounts receivable are limited due to the large number of customers comprising our customer base and their dispersion among many different geographies.

Critical Accounting Policies

The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Although management bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances, actual results may differ to some extent from the estimates on which our financial statements have been prepared at any point in time. A summary of our significant accounting policies is included in note 2 to the audited combined financial statements included elsewhere in this prospectus. We believe that the critical accounting policies listed below involve our more significant judgments, assumptions, and estimates and, therefore, could have the greatest potential impact on the financial statements.

Revenue recognition

Revenues are recognized by the Company when the risks and rewards associated with the transaction have been transferred to the purchaser, which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered or services have been rendered, there is no future performance required, fees are fixed or determinable and amounts are collectable under normal payment terms. Sales represent the net amounts charged or chargeable in respect of services rendered and goods supplied, excluding intercompany sales. Sales are recognized net of any discounts given to the customer.

The Company bills and incurs shipping costs to third parties for the transportation of building products to customers. For the period from March 14, 2015 to December 31, 2015, for the period from January 1, 2015 to March 13, 2015, and for the years ended December 31, 2014 and 2013, the Company recorded freight costs of approximately $59,943, $11,041, $69,862, and $63,301, respectively, on a gross basis within net sales and cost of goods sold in the accompanying combined statements of operations.

The Company’s revenues primarily relate to product shipments. For certain engineering and construction contracts and building contracting arrangements, the Company recognizes revenue using the percentage of completion method, based on total contract costs incurred to date compared to total estimated cost at completion for each contract. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred. If estimated total costs on a contract indicate a loss, the entire loss is provided for in the financial statements immediately. To the extent the Company has invoiced and collected from its customers more revenue than has been recognized as revenue using the percentage of completion method, the Company records the excess amount invoiced as deferred revenue. For the period from March 14, 2015 to December 31, 2015, for the period from January 1, 2015 to March 13, 2015, and for the years ended December 31, 2014 and 2013, revenue recognized in continuing operations using the percentage of completion method amounted to 5%, 4%, 3% and 4% of total net sales, respectively.

Business Combinations

Assets acquired and liabilities assumed in business combination transactions, as defined by ASC 805, Business Combination, are recorded at fair value using the acquisition method of accounting. We allocate the purchase price of acquisitions based upon the fair value of each component which may be derived from various observable and unobservable inputs and assumptions. Initial purchase price allocations are preliminary and subject to revision within the measurement period, not to exceed one year from the date of the transaction. The fair value of property, plant and equipment and intangible assets may be based upon the discounted cash flow method that involves inputs that are not observable in the market (Level 3). Goodwill assigned represents the amount of consideration transferred in excess of the fair value assigned to identifiable assets acquired and liabilities assumed.

Impairment or disposal of long-lived assets

The Company evaluates the recoverability of its long-lived assets in accordance with the provisions of ASC 360, Property, Plant and Equipment. ASC 360 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Such evaluations for impairment are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends in the construction sector and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

The Company assesses impairment of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For purposes of evaluating impairment of long-lived assets held in use, the Company has determined this level to be the asset group level, which are defined as geographical market clusters of plants. For assets meeting the criteria for classification as held for sale under ASC 360, the impairment is assessed at the disposal group level, generally the specific plant or plants held for sale.

Goodwill and other intangible assets, net

The goodwill reflected in the combined Successor balance sheets relates to the recognition of goodwill in the Acquisition and in the Cretex Acquisition.

Goodwill represents the excess of costs over the fair value of identifiable assets acquired and liabilities assumed.

The Company evaluates goodwill and intangible assets in accordance with ASC 350, Goodwill and Other Intangible Assets. ASC 350 requires goodwill to be either qualitatively or quantitatively assessed for impairment annually (or more frequently if impairment indicators arise) for each reporting unit. The Company performs its annual impairment testing of goodwill as of October 1 of each year and in interim periods if events occur that would indicate that it is more likely than not goodwill may be impaired.

The Company evaluates its intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the net book value may not be recoverable. Intangible assets with finite lives consist of customer relationships, customer backlogs, and brand names, and are amortized under a consumption method over the estimated useful lives. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends.

If this evaluation indicates that the value of the intangible asset may be impaired, the Company makes an assessment of the recoverability of the net book value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the asset over the remaining amortization period, the Company reduces the net book value of the related intangible asset to fair value and may adjust the remaining amortization period.

Inventories

Inventories are valued at the lower of cost or market. The Company’s inventories are valued using the average cost method. Inventories include materials, labor and applicable factory overhead costs. The value of inventory is adjusted for damaged, obsolete, excess and slow-moving inventory. Market value of inventory is estimated considering the impact of market trends, an evaluation of economic conditions, and the value of current orders relating to the future sales of each respective component of inventory.

Recent Accounting Pronouncements

A summary of recent accounting pronouncements and our assessment of any expected impact of these pronouncements if known is included in note 2 to the unaudited condensed combined financial statements included elsewhere in this prospectus.

NON-GAAP FINANCIAL INFORMATION

In addition to our results under GAAP, in this prospectus we also present EBITDA, Adjusted EBITDA and Adjusted EBITDA margin for historical periods and on a pro forma basis. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures and have been presented in this prospectus as supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP. We calculate EBITDA as net income (loss) before interest expense, income tax benefit (expense), depreciation and amortization. We calculate Adjusted EBITDA as EBITDA before impairment and restructuring charges, (gains)/losses on the sale of property, plant and equipment and certain other income and expenses, such as transaction costs, carve-out costs related to our separation from HeidelbergCement and costs associated with disposed sites. Adjusted EBITDA margin represents Adjusted EBITDA as a percentage of net sales. Operating margin represents income (loss) from operations as a percentage of net sales. We present these measures for the historical periods covered by our audited combined financial statements, the historical financial statements of U.S. Pipe and the historical financial statements of Cretex, as well as on a pro forma basis for the periods reflected in and the transactions accounted for in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are presented in this prospectus because they are important metrics used by management as one of the means by which it assesses our financial performance. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We use EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as supplements to GAAP measures of performance to evaluate the effectiveness of our business strategies, to make budgeting decisions, to allocate resources and to compare our performance relative to our peers. EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are also important measures for assessing our operating results and evaluating each operating segment’s performance on a consistent basis, by excluding the impacts of depreciation, amortization, income tax expense, interest expense and other items not indicative of ongoing operating performance. Additionally, these measures, when used in conjunction with related GAAP financial measures, provide investors with additional financial analytical framework which management uses, in addition to historical operating results, as the basis for financial, operational and planning decisions and present measurements that third parties have indicated are useful in assessing our company and its results of operations.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin have certain limitations. EBITDA and Adjusted EBITDA should not be considered as alternatives to net income and Adjusted EBITDA margin should not be considered as an alternative to operating margin, or in the case of any of the non-GAAP measures, as measures of financial performance or any other performance measure derived in accordance with GAAP. These measures also should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items for which these non-GAAP measures make adjustments. Additionally, EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are not intended to be liquidity measures because of certain limitations such as:

•	they do not reflect our cash outlays for capital expenditures or future contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect interest expense, or the cash requirements necessary to service interest, or principal payments, on indebtedness;

•	they do not reflect income tax expense or the tax necessary to pay income taxes; and

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP measures do not reflect cash requirements for such replacements.

Other companies, including other companies in our industry, may not use such measures or may calculate one or more of the measures differently than as presented in this prospectus, limiting their usefulness as a comparative measure.

In evaluating EBITDA, Adjusted EBITDA and Adjusted EBITDA margin, you should be aware that in the future we will incur expenses that are the same as or similar to some of the adjustments made in our calculations below and our presentation of EBITDA, Adjusted EBITDA and Adjusted EBITDA margin should not be construed to mean that our future results will be unaffected by such adjustments. Management compensates for these limitations by using EBITDA, Adjusted EBITDA and Adjusted EBITDA margin as supplemental financial metrics and in conjunction with our results prepared in accordance with GAAP. The non-GAAP information below and elsewhere in this prospectus should be read in conjunction with our audited and unaudited combined financial statements and the related notes and the historical financial statements of U.S. Pipe and the related notes included elsewhere in this prospectus and the information set forth in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Our Company

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA and Adjusted EBITDA margin to operating margin for the Company for the periods presented. See our audited and unaudited combined financial statements and the related notes included elsewhere in this prospectus.

	Successor	Predecessor
	For the period from March 14, 2015 to December 31, 2015	For the period from January 1, 2015 to March 13, 2015	Year ended December 31, 2014	Year ended December 31, 2013
		(in thousands)

Net Income (loss)	$(82,786)	$(5,756)	$8,848	$(247,298)

Less: Gain (loss) on discontinued operations, net of income tax	—	—	(1,260)	3,018
Depreciation and amortization	32,930	6,894	36,605	38,560
Interest expense	45,953	84	—	—
Income tax (benefit) expense	5,778	(742)	2,417	2,561

EBITDA	1,875	480	46,610	(203,159)

Impairment and restructuring[1]	1,185	542	4,219	250,577
(Gain) loss on sale of property, plant & equipment, net[2]	618	(122)	(2,329)	(3,998)
Transaction costs[3]	25,590	2,079	17,674	—
Inventory step-up impacting margin[4]	29,969	—	—	—
Costs associated with disposed sites[5]	2,632	299	(362)	4,774
Other (gains) expenses[6]	(1,671)	—	—	—

Adjusted EBITDA	$60,198	$3,278	$65,812	$48,194

Operating margin	-4.3%	-4.8%	1.4%	-34.8%
Adjusted EBITDA margin	8.3%	2.5%	8.9%	6.9%

1	Adjusts for impairment of intangible assets and the following charges related to plant closures: (i) impairment charges in respect of abandoned fixed assets that had remaining book value and (ii) restructuring charges in respect of severance and lease and other contract termination costs.
2	Adjusts for the (gain) loss on sale of property, plant and equipment, primarily related to the disposition of two manufacturing facilities.

3	Adjusts for Successor and Predecessor legal, valuation, accounting, advisory and other costs related to the Acquisition and Predecessor expenses related to preparation for a public offering that was not ultimately consummated.
4	Adjusts for the effect of the purchase accounting step-up in the value of inventory to fair value recognized in cost of goods sold as a result of the Acquisition, the Cretex Acquisition and the Sherman-Dixie Acquisition.
5	Adjusts for the results of operations of our disposed roof tile business and other disposed sites for the periods presented, net of specific items for which adjustments are separately made elsewhere in the calculation of Adjusted EBITDA presented herein.
6	Adjusts for other (gains) losses, such as gain on insurance proceeds related to the destruction of property.

U.S. Pipe

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA and Adjusted EBITDA margin to operating margin for U.S. Pipe for the periods presented. See the audited and unaudited financial statements and the related notes of U.S. Pipe included elsewhere in this prospectus.

	Year ended September 30,
	2015	2014	2013
	(in thousands)
Net income	$25,235	$697	$(465)

Less: Net income (loss)—noncontrolling interest	$3,457	$(1,418)	$—

Net income (loss)—attributable to U.S. Pipe	$21,777	$2,115	$(465)

Net income	$21,777	$2,115	$(465)
Depreciation and amortization	35,402	29,354	21,347
Interest expense	20,175	16,914	4,598
Income tax expense	13,358	(2,965)	(1,368)

EBITDA	90,712	45,418	24,111
Impairment and restructuring[1]	—	5,321	—
Loss on sale of property, plant and equipment, net[2]	1,248	1,479	1,772
Acquisition related costs[3]	2,122	1,094	114
Other (gains) expense[4]	(4,788)	(716)	—

Adjusted EBITDA	$89,294	$52,595	$25,997

Operating margin	9.3%	2.8%	1.2%
Adjusted EBITDA margin	14%	9.8%	5.6%

1	Adjusts for charges related to U.S. Pipe restructuring its operations into three foundry locations and the related temporary closing of one facility.
2	Adjusts for the loss on sale of property, plant and equipment, primarily related to the disposition of equipment.
3	Adjusts for legal, valuation, accounting and advisory costs related to acquisition transactions.
4	Adjusts for insurance proceeds received in connection with a fire at a production facility, net of other non-recurring costs associated with a financing and legal costs associated with an investigation.

Cretex

The following table reconciles net income to EBITDA and Adjusted EBITDA and Adjusted EBITDA margin to operating margin for Cretex for the periods presented. See the audited and unaudited financial statements and the related notes of Cretex included elsewhere in this prospectus.

	Period ended September 30,	Fiscal year ended
		December 27,	December 28,
	2015	2014	2013
	(in thousands)
Net income	$14,634	$11,776	$9,358
Depreciation and amortization	5,342	6,524	6,066
Interest expense	1,029	1,226	1,551
Income tax expense	—	—	—

EBITDA	21,005	19,526	16,975
Impairment and restructuring[1]	267	102	76
Gain on sale of property, plant and equipment, net[2]	(310)	(227)	(502)
Other (gains) expense[3]	—	148	325

Adjusted EBITDA	$20,962	$19,549	$16,874

Operating margin	10.5%	7.4%	6.8%
Adjusted EBITDA margin	14.0%	11.1%	10.5%

1	Adjusts for the following charges related to plant closures: (i) impairment charges in respect of abandoned fixed assets that had remaining book value and (ii) restructuring charges in respect of severance and other contract termination costs.
2	Adjusts for the gain on sale of property, plant and equipment, primarily related to the disposition of manufacturing facilities.
3	Adjusts for costs incurred primarily in respect of a labor strike and systems updates.

Pro Forma

The following tables reconcile pro forma net income (loss) from continuing operations to pro forma EBITDA and pro forma Adjusted EBITDA and pro forma Adjusted EBITDA margin to pro forma operating margin for the periods presented. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

For the Six Months Ended June 30, 2016

	Water Pipe & Products	Drainage Pipe & Products	Bricks	Corporate and Other	Pro Forma Combined
Income (loss) from continuing operations	$22,430	$93,134	$—	$(76,077)	$39,487
Depreciation and amortization	34,535	22,135	—	375	57,045
Interest expense	13	984	—	29,416	30,413
Income tax (benefit) expense	5,088	(37,214)	—	6,143	(25,983)

EBITDA	$62,066	$79,039	$—	$(40,143)	$100,962

Impairment and restructuring[1]	23	—	—	—	23
(Gain) loss on sale of property, plant, and equipment[2]	135	198	—	847	1,180
Acquisition related costs[3]	69	—	—	12,078	12,147
Inventory step-up impacting margin[4]	10,637	1,656	—	—	12,293
Cost associated with disposed sites[5]	—	188	—	665	853
Amortization of deferred gain on sale leaseback[6]	(291)	(1,007)	—	—	(1,298)
Other one-time (gains) expenses[7]	343	—	—	—	343

Adjusted EBITDA	$72,982	$80,074	$—	$(26,553)	$126,503

Operating Margin	6.8%	15.1%	NM	NM	5.7%
Adjusted EBITDA Margin	18.1%	21.2%	NM	NM	16.2%

For the Six Months Ended June 30, 2015

	Water Pipe & Products	Drainage Pipe & Products	Bricks	Corporate and Other	Pro Forma Combined
Income (loss) from continuing operations	$(296)	$21,083	$—	$(71,726)	$(50,939)
Depreciation and amortization	35,195	19,204	—	335	54,734
Interest expense	12	394	—	25,528	25,934
Income tax (benefit) expense	7,017	167	—	6,116	13,300

EBITDA	$41,928	$40,848	$—	$(39,747)	$43,029

Impairment and restructuring[1]	72	813	—	—	885
(Gain) loss on sale of property, plant, and equipment[2]	24	(329)	—	—	(305)
Acquisition related costs[3]	1,752	—	—	27,342	29,094
Inventory step-up impacting margin[4]	4,811	13,626	—	(43)	18,394
Cost associated with disposed sites[5]	—	540	—	353	893
Amortization of deferred gain on sale leaseback[6]	(291)	(1,007)	—	—	(1,298)
Other one-time (gains) expenses[7]	1,071	—	—	—	1,071

Adjusted EBITDA	$49,367	$54,491	$—	$(12,095)	$91,763

Operating Margin	1.7%	6.2%	NM	NM	(1.5)%
Adjusted EBITDA Margin	12.1%	15.6%	NM	NM	12.0%

For the Year Ended December 31, 2015

	Water Pipe & Products	Drainage Pipe & Products	Bricks	Corporate and Other	Pro Forma Combined
Income (loss) from continuing operations	$17,983	$59,498	$—	$(153,760)	$(76,279)
Depreciation and amortization	75,547	38,806	—	734	115,087
Interest expense	22	1,337	—	51,946	53,305
Income tax (benefit) expense	15,318	399	—	14,828	30,545

EBITDA	$108,870	$100,040	$—	$(86,252)	$122,658

Impairment and restructuring[1]	988	580	—	—	1,568
(Gain) loss on sale of property, plant, and equipment[2]	1,268	504	—	2	1,774
Acquisition related costs[3]	5,606	3,720	—	34,915	44,241
Inventory step-up impacting margin[4]	5,909	17,374	—	(43)	23,240
Cost associated with disposed sites[5]	—	654	—	2,019	2,673
Amortization of deferred gain on Sale Leaseback[6]	(582)	(2,013)	—	—	(2,595)
Other one-time (gains) expenses[7]	(4,788)	(1,671)	—	—	(6,459)

Adjusted EBITDA	$117,271	$119,188	$—	$(49,359)	$187,100

Operating Margin	3.5%	7.8%	NM	NM	0.4%
Adjusted EBITDA Margin	13.5%	15.2%	NM	NM	11.2%

1	Adjusts for the following charges related to plant closures: (i) impairment charges in respect of abandoned fixed assets that had remaining book value and (ii) restructuring charges in respect of severance and lease and other contract termination costs.
2	Adjusts for the (gain) loss on sale of property, plant and equipment, primarily related to the disposition of two manufacturing facilities.
3	Adjusts for legal, valuation, accounting and advisory costs related to the Acquisition, the Cretex Acquisition, the Sherman-Dixie Acquisition and the U.S. Pipe Acquisition and costs related to the separation of the Successor from HeidelbergCement subsequent to the Acquisition to establish the entity as a standalone business.
4	Adjusts for the effect of the purchase accounting step-up in the value of inventory to fair value recognized in cost of goods sold as a result of the Acquisition, the Cretex Acquisition and the Sherman-Dixie Acquisition.
5	Adjusts for the results of operations of our disposed roof tile business and other disposed sites for the periods presented, net of specific items for which adjustments are separately made elsewhere in the calculation of Adjusted EBITDA presented herein.
6	Adjusts for the amortization of gains on the properties sold as part of the Sale Leaseback that are required to be deferred and recognized on a straight line basis over the life of the related leases.
7	Adjusts for other (gains) losses, such as gain on insurance proceeds related to the destruction of property and, with respect to U.S. Pipe, refinancing fees.

BUSINESS

Our Company

We are a leading manufacturer of pipe and precast products by sales volume in the United States and Eastern Canada for a variety of water-related infrastructure applications, including water transmission, distribution and drainage. We provide critical infrastructure components for a broad spectrum of construction projects across residential, non-residential and infrastructure markets. Our extensive suite of end-to-end products covers “the First Mile to the Last Mile” of the water infrastructure grid, ranging from large diameter pipe that transports water to and from treatment centers and manages drainage along major transportation corridors, to smaller diameter pipe that delivers potable water to, and removes wastewater from, end users in residential and commercial settings. We employ a specialized technical salesforce, including engineers and field service representatives, which enables us to deliver a high degree of customer service, create tailored solutions and ensure our products meet project specifications to maximize applications in the field. We believe that our product breadth, footprint in the United States and Eastern Canada and significant scale help make us a one-stop shop for water-related pipe and products, and a preferred supplier to a wide variety of customers, including contractors, distributors and municipalities.

We are a market leader within both of our business segments: Drainage Pipe & Products and Water Pipe & Products. In 2015, more than 75% of our pro forma net sales was generated from our concrete drainage pipe and precast products, DIP and concrete pressure pipe products, product categories in which we hold a leading market share position by sales volume in the United States and Eastern Canada.

Our manufacturing and distribution network is the most extensive in the industry, allowing us to serve most major U.S. and Eastern Canadian markets. We operate 101 manufacturing facilities and currently have significant additional manufacturing capacity available in both of our segments, providing substantial room to increase production to meet short-cycle demand with minimal incremental investment. These strategically located facilities, which have a significant replacement cost, and our broad distribution network provide us with a local presence and the necessary proximity to our customers to minimize delivery time and distribution costs.

As one of the only companies of scale in our industry that manufactures both water drainage pipe and precast structures (used primarily for stormwater and drainage applications) and water transmission and distribution pipe (used primarily to transport potable water and as a component of wastewater systems), our complementary product portfolio is well positioned to serve both the projected $10.4 billion stormwater and wastewater infrastructure market and the projected $7.9 billion potable water transmission and distribution market, each based on Freedonia projections of 2018 total U.S. market demand. AWWA estimates that nearly $1 trillion will need to be spent from 2010 to 2035 to repair and upgrade aging water infrastructure in the United States. In December 2015, the FAST Act was enacted by the U.S. federal government authorizing $305.0 billion of funding over the following five years to upgrade transportation-related infrastructure, more than 70% of which relates to highway spending, which supports a key end market for our Drainage Pipe & Products business due to the stormwater, drainage and related needs associated with highway construction and improvement projects. As “Buy America” provisions become increasingly prevalent under federal law, we believe our domestic manufacturing footprint will be a competitive advantage. Additionally, within the water transmission and distribution markets, Dodge market forecasts suggest that new residential and non-residential construction starts, which remain well below long-term historical averages, are expected to grow from 2015 levels. We believe that our exposure to each of the residential, non-residential and infrastructure end markets will allow us to benefit from both secular and cyclical growth across each of these end markets. The residential, non-residential and infrastructure end markets in the United States and Eastern Canada have different growth drivers and operating dynamics, and the cyclical performance of these markets has historically been staggered during different stages of the broader economic cycle.

For the Predecessor period from January 1, 2015 to March 13, 2015, we generated net sales of $132.6 million, a net loss of $5.8 million and Adjusted EBITDA of $3.3 million, and for the Successor period from March 14, 2015 to December 31, 2015, we generated net sales of $722.7 million, a net loss of $82.8 million and Adjusted EBITDA of $60.2 million. In 2015, we generated pro forma net sales of $1,663.4 million, pro forma loss from continuing operations of $76.3 million and pro forma Adjusted EBITDA of $187.1 million. Adjusted EBITDA and pro forma Adjusted EBITDA are non-GAAP measures. See the section entitled “Non-GAAP Financial Information” for a description of how we define and calculate Adjusted EBITDA and pro forma Adjusted EBITDA, a reconciliation thereof to net income (loss) and pro forma income (loss) from continuing operations, respectively, and a description of why we believe these measures are important.

The following charts represent the pro forma net sales contribution by business segment for the 12 months ended December 31, 2015 and an estimated breakdown by end market for the same period. In 2015, excluding our corporate segment, 23% of both our Predecessor and Successor net sales and 53% of our pro forma net sales were generated by our Water Pipe & Products segment; and 61% and 60% of our Predecessor and Successor net sales, respectively, and 47% of our pro forma net sales were generated by our Drainage Pipe & Products segment. In 2015, we estimate that approximately 36% and 39% of our Predecessor and Successor net sales, respectively, and approximately 40% of our pro forma net sales were generated from residential construction activity; approximately 47% and 45% of our Predecessor and Successor net sales, respectively, and approximately 34% of our pro forma net sales were generated from government-funded infrastructure projects; and approximately 17% and 16% of our Predecessor and Successor net sales, respectively, and approximately 26% of our pro forma net sales were generated from non-residential construction activity.

2015 Pro Forma Net Sales by Segment* and Estimated End Market

* Excludes Corporate and Other business segment.

Since being acquired from HeidelbergCement in 2015, we have undergone a significant transformation to become a leading water infrastructure company throughout the United States and Eastern Canada. As part of this transformation, we have:

•	Upgraded our senior leadership team, including a new CEO and CFO, both of whom have relevant public company leadership experience and manufacturing industry expertise

•	Rebranded our business to “Forterra” to strengthen and unify our corporate identity

•	Strengthened corporate functions to operate as a fully autonomous, standalone company

•	Implemented incentive compensation arrangements at the sales level to drive profitable growth and instill a strong performance culture

•	Launched numerous operational, commercial and cost savings initiatives throughout our businesses, targeting efficiency and profitability improvements from which we believe we have realized more than $21 million of year to date savings as of August 31, 2016 and will realize further substantial efficiencies

•	Executed our strategic acquisition strategy to build geographic scale and significantly enhance our extensive product offering with the acquisitions of Cretex, Sherman-Dixie, U.S. Pipe, an industry leader in DIP manufacturing and sales, and Bio Clean

•	Streamlined our product portfolio and refocused our efforts and resources on water infrastructure with strategic transactions, including the divestiture of our bricks and roof tile businesses

Our organic growth strategy is focused on leveraging our low-cost operations, high level of customer service and product innovation capabilities, as well as our product breadth and industry-leading scale, to cross-sell our products to existing customers to increase penetration and project wins and to gain market share through new customers. Operationally, we continue to focus on efficiency and productivity improvements to reduce costs and drive margin improvements.

We have built a strong operating platform and continuously evaluate acquisition opportunities to complement our organic growth and improve our market positions within the markets we serve. Over the past three years, seven strategic acquisitions (including three acquisitions completed by U.S. Pipe) have provided meaningful, ongoing synergy benefits. We believe that our success in acquiring businesses has been the result of our highly disciplined approach, continuous monitoring of potential targets (with a focus on culture and people, among other things), and a market view that Forterra is a strong partner given our scale, culture and recent growth. We believe significant acquisition opportunities at attractive prices are still available given the relatively fragmented landscape in several of the sub-markets in which we operate.

Our Segments

Drainage Pipe & Products.     We are the largest producer of concrete drainage pipe and precast products by sales volume in the United States and Eastern Canada. We have 75 manufacturing facilities across 30 states and two Canadian provinces. We believe our extensive product offering creates a compelling value proposition for our customers as it eliminates the need to engage multiple suppliers of stormwater and wastewater-related products for a single project, thereby maximizing efficiency and allowing our customers to meet more aggressive timetables. We also have the ability to custom-build products to complex specifications and regulations, further enhancing our ability to address customer needs. Our top ten Drainage Pipe & Products customers have an average tenure with us of approximately 17 years. Recently, we acquired concrete pipe and precast and related product manufacturers Cretex and Sherman-Dixie to further enhance our scale, geographic footprint and product portfolio.

Water Pipe & Products.     We are the largest producer of DIP and concrete pressure pipe by sales volume in the United States and Eastern Canada. We offer significant product breadth and depth and technical service, addressing our customers’ full range of water transmission and distribution needs. Our 26 manufacturing facilities are strategically located across the United States and Eastern Canada, with ample swing capacity available to support increased production levels as demand in the construction industry continues to improve. Furthermore, we believe our expansive distribution network allows us to achieve lead times among the shortest in the industry. Our top ten Water Pipe & Products customers have an average tenure with us of approximately 24 years. Recently, we acquired U.S. Pipe, market leader within DIP, to diversify our product portfolio and enhance our service offering. U.S. Pipe’s recent acquisition history includes the acquisitions of Griffin Pipe, Metalfit and Custom Fab.

Key Segments	Drainage Pipe & Products	Water Pipe & Products

Products

Product Applications	Stormwater and wastewater infrastructure	Potable and wastewater transmission and distribution

2018 Estimated U.S. Demand[1]	$10.4bn	$7.9bn

Primary Market Channels	• Direct to Contractors • Distributors	• Distributors • Direct to Contractors, Municipalities and Utilities Waterworks

# of Manufacturing Facilities	75	26

[1]	Freedonia—Projected 2018 total market demand.

Our Industry

Across the United States and Eastern Canada, we are a market leader in each of the following core product categories: concrete drainage pipe and precast, ductile iron pipe and concrete pressure pipe.

Core Products

Drainage Pipe & Products

Drainage pipe has residential, non-residential and infrastructure applications. It is primarily used for storm water applications such as storm drains for roads and highways and for residential and non-residential site developments. In addition, drainage pipe and concrete precast structures are used for sanitary sewers, low-pressure sewer force mains, tunneled systems, treatment plant piping and utility tunnels. Freedonia estimates U.S. total market demand for sewer and drainage pipe and wastewater concrete precast structures to grow at a CAGR of 7.4% from $7.2 billion in 2013 to $10.4 billion in 2018. We serve these markets primarily through our diverse portfolio of concrete drainage pipe, U.S. demand for which is expected to increase at a CAGR of 5.9% from 2013 to 2018, according to Freedonia estimates. Further, we serve the aforementioned markets with various precast structures, the demand for which Freedonia estimates to grow at a CAGR of 6.4% from 2013 to 2018. Rebounding levels of construction activity, replacement of aging stormwater and highway infrastructure and committed government funding programs are expected to support this growth. We typically sell our drainage pipe and precast concrete products to contractors that perform construction work for governments, residential and non-residential building owners and developers in markets across the United States and Eastern Canada.

Water Pipe & Products

Water pipe and products are primarily used for potable and wastewater transmission. Water transmission pipe demand comes from water supply construction, especially within municipalities and residential construction. Among these applications, potable water is expected to maintain the largest portion of U.S. demand with projected growth at a CAGR of 8.2% from $5.3 billion in 2013 to $7.9 billion in 2018, according to Freedonia estimates. We serve these markets primarily through our diverse offering of DIP, prestressed concrete cylinder pipe and bar-wrapped pipe, as well as fittings and fabricated products.

Ductile iron inhibits corrosion, retains strength and prevents fractures better than cast iron and most other materials. Ductile iron also improves water flow compared to other materials, particularly plastic. U.S. market volume for DIP shipments (less than 24” diameter pipe) is expected to increase at a CAGR of 6.1% from 2013 to 2018, based on the key drivers of housing starts and waterline infrastructure spend, according to Freedonia estimates.

In larger diameters (greater than 24” diameter pipe), steel and concrete pipe are sturdier and more cost effective. Plastic pipe structural integrity is more dependent on firm soil bedding than concrete or steel, which can make engineers reluctant to use plastic in large diameters due to the increased installation cost. U.S. market demand for large diameter steel and concrete pipe is expected to increase at a CAGR of 4.6% from 2013 to 2018, based on increasing government spending on water infrastructure, according to Freedonia estimates.

Core End Markets

North American water infrastructure, aging and strained by a growing population, requires substantial, prolonged capital investment totaling nearly $1 trillion across the U.S. according to the AWWA. According to the EPA, the U.S. potable water and waste and storm water infrastructures require a cumulative $682 billion investment in repairs and expansions over the next 20 years, with pipe representing a substantial proportion of the total capital need. In Canada, per CIRC, the replacement value for water infrastructure in “fair” to “very poor” condition areas totals $173 billion (CAD), where “fair” assets are defined as those with indicated deterioration and deficiencies and require attention and “very poor” assets are defined as near or beyond expected service life and unfit for sustained service, indicating that infrastructure reinvestment lags behind targeted levels.

We serve a range of infrastructure-related end markets. Based on the source of funding, we classify these construction markets into infrastructure, residential and non-residential.

Infrastructure

We estimate that 2015 sales to the infrastructure market represented 47% and 45% of our Predecessor and Successor net sales, respectively, and 34% of our pro forma net sales. Our main sales drivers in this market include the construction of streets, highways and storm and sanitary sewers. Though based on U.S. census data and information from the CBO annual federal spending on transportation and water infrastructure hit a 30-year low on a per capita basis in 2014, we expect to benefit from several drivers in this market, as U.S. and Canadian federal funding dynamics and public infrastructure requirements support continued growth. At the U.S. federal level, the FAST Act demonstrates the U.S. government’s commitment to improving the country’s transportation infrastructure. More than 70% of the law’s budget is dedicated to highway spending, providing multi-year visibility on federal highway funding. As a U.S.-based company, we are well-positioned to benefit from this new spending, as the legislation steps up federal “Buy America” requirements from 60% in 2015 to 70% in 2020. In its budget for 2016, the Canadian federal government proposed $11.9 billion (CAD) in infrastructure spending over the next five years, with $2.0 billion (CAD) in a clean water and wastewater fund and $2.2 billion (CAD) towards water, wastewater and waste management infrastructure.

Residential Construction

We estimate that 2015 sales to the residential construction market represented 36% and 39% of our Predecessor and Successor net sales, respectively, and 40% of our pro forma net sales. These revenues were largely driven by new U.S. residential construction, which is recovering from historic lows reached during the financial crisis. Though new housing starts grew at a CAGR of 14% from 2010 to 2015, according to the U.S. Census Bureau, current levels remain substantially below long-term averages, as outlined in the graph below.

U.S. Residential Housing Starts

Source:    U.S. Census Bureau.

The new residential construction market is expected to continue to grow at a robust pace over the next few years, with Fannie Mae and CMHC forecasting a CAGR of 8% from 2015 to 2017 across the United States and Canada.

Non-residential Construction

We estimate that 2015 sales to the non-residential construction market represented 17% and 16% of our Predecessor and Successor net sales, respectively, and 26% of our pro forma net sales. These revenues were driven largely by new U.S. non-residential construction, and we believe we will continue to benefit from this market’s ongoing recovery from historical lows reached during the financial crisis. Though new non-residential construction starts grew, according to Dodge, at a CAGR of 7% from 2010 to 2015, current levels remain substantially below long-term average levels, as outlined in the graph below.

U.S. Non-Residential Starts

Source: Dodge and CMD Group

The non-residential construction market is expected to continue to grow at a CAGR of 8% from 2015 to 2017 across the United States and Canada, according to data from Dodge and CMD Group.

Our Recent Strategic Transactions

Cretex Acquisition

On October 1, 2015, we acquired all of the outstanding stock of Cretex Concrete Products, Inc. for $245.1 million. Cretex manufactures concrete pipe, box culverts, precast drainage structures, pre-stressed bridge components and ancillary precast products. The Cretex Acquisition expanded our market footprint into the Upper Midwestern United States. Cretex operates as part of our Drainage Pipe & Products segment. The Cretex Acquisition was financed with $240.0 million of incremental borrowings under the Senior Term Loan and cash on hand.

Sherman-Dixie Acquisition

On January 29, 2016, we acquired all of the outstanding stock of Sherman-Dixie Concrete Industries, Inc. for $66.8 million. Sherman-Dixie manufactures concrete pipe, box culverts, precast concrete utility products, storm and sanitary civil engineered systems and specialty engineered retainage systems in Kentucky, Tennessee, Alabama and Indiana. Sherman-Dixie operates as part of our Drainage Pipe & Products segment. The Sherman-Dixie Acquisition was financed with a draw on the Revolver.

U.S. Pipe Acquisition

On April 15, 2016, we acquired all of the outstanding stock of USP Holdings Inc. for $775.1 million, subject to customary working capital adjustments. U.S. Pipe manufactures ductile iron pipe products for water distribution and water management applications and distributes its products throughout the United States. U.S. Pipe operates as part of our Water Pipe & Products segment. The U.S. Pipe Acquisition was financed with a $205.0 million draw on the Revolver and $573.6 million in cash on hand.

Bio Clean Acquisition

On August 4, 2016, we acquired all of the outstanding stock of Bio Clean Environmental Services, Inc. and Modular Wetland Systems, Inc. for aggregate consideration of $30.0 million. Bio Clean designs and sells storm water management systems that meet the requirements of local regulatory bodies regulating storm water quality. Bio Clean owns or has applied for more than 20 patents for a variety of technologies relating to drainage and storm water management. Bio Clean operates as part of our Drainage Pipe & Products segment. The Bio Clean Acquisition was financed with cash on hand.

Bricks Disposition

On August 23, 2016, Mid Holdings entered into an agreement with an unaffiliated third party to contribute our bricks business to the Bricks Joint Venture in exchange for a 50% interest in the Bricks Joint Venture. In connection with this agreement, on October 17, 2016, we completed the disposition of our bricks business to Mid Holdings or its affiliate in the Bricks Disposition. Though both our business and the 50% equity interest in the Bricks Joint Venture will be held by Mid Holdings or its affiliate, following the Bricks Disposition, we will no longer have any profit or other interest in our then-former bricks business or in the Bricks Joint Venture and we will have no relation to or business affiliation with our then-former bricks business or the Bricks Joint Venture other than contractual arrangements regarding certain limited transition services, the short-term loan described under “Certain Relationships and Related Party Transactions—Loan to Bricks Business” and the temporary use of the “Forterra” name. Beginning with the fourth quarter of 2016, our former Bricks segment will be reclassified as discontinued operations in our financial statements and the related notes.

J&G Acquisition

On October 14, 2016, we acquired J&G for aggregate consideration of $32.0 million, subject to customary working capital adjustments. J&G manufactures concrete pipe, box culverts and special fittings in North Texas. J&G operates as part of our Drainage Pipe & Products segment. We financed the J&G Acquisition with a draw on the Revolver.

Precast Concepts Acquisition

On October 14, 2016, we acquired the business of Precast Concepts for aggregate consideration of $97.1 million, subject to customary working capital adjustments. Precast Concepts manufactures concrete pipe, box culverts, storm detention systems and other precast concrete and related products in Colorado through its three facilities. Precast Concepts operates as part of our Drainage Pipe & Products segment. We financed the Precast Concepts Acquisition with a draw on the Revolver.

Roof Tile Disposition

On April 12, 2016, we sold our roof tile business for $10.5 million, subject to customary working capital adjustments.

Our Competitive Strengths

Leading Market Positions with Unmatched Scale and Footprint.     We believe we are the largest manufacturer in the over $17.0 billion U.S. drainage and water transmission pipe market, as estimated by Freedonia. We believe we are a leader in the following major product categories: concrete drainage pipe and precast products, DIP and concrete pressure pipe. Our industry is relatively fragmented and local in nature due to the transportation costs associated with our products, particularly in the Drainage Pipe & Products business. Our industry has few participants of scale, and we are one of the only sizeable players with significant presence in both the Drainage Pipe & Products and Water Pipe & Products segments, with an extensive portfolio covering “the First Mile to the Last Mile” and a broad geographic footprint. Further, we have the most extensive manufacturing and distribution networks in the water transmission and infrastructure industry. We believe our geographic footprint enables us to win more large business projects than our local or regional competitors, as we can provide services to contractors and distributors across geographies and product categories. Additionally, due to our scale, we have purchasing power with suppliers, which reduces our operating costs and enhances our ability to win business in competitive bidding processes.

Well-positioned to Benefit from Attractive Industry Fundamentals.     Our exposure to each of the residential, non-residential and infrastructure end markets enables us to capitalize on the growth in demand and recovery in each of these end markets and diversifies our customer base. The construction industry is recovering, fueled by the continuing rebound in infrastructure, residential and non-residential activity. According to AWWA, water infrastructure in the United States will require nearly $1 trillion of investment for repairs and upgrades from 2010 to 2035. The U.S. and Canadian governments are committed to upgrading their aging infrastructure. The FAST Act allocates $305.0 billion to improving surface transportation infrastructure, and in its budget for 2016, the Canadian federal government proposed $11.9 billion (CAD) in infrastructure spending over the next five years, with $2.0 billion (CAD) in a clean water and wastewater fund and $2.2 billion (CAD) towards water, wastewater and waste management infrastructure. Additional secular industry trends support further infrastructure construction growth, including the growing demand for precast structure products, environmental regulations supporting on-site water management and continued urbanization. Furthermore, Dodge market forecasts suggest that both residential and non-residential construction starts will grow from 2015 levels, which remain well below the average of the most recent cyclical troughs, and significantly below the average annual starts since 1970. Lastly, we have a presence in each of the 40 most populous MSAs and ten most populous states, enabling us to benefit from the recovery in residential construction.

Complete Suite of Products to Serve Customers from “the First Mile to the Last Mile.”     We offer unmatched product breadth compared to our competitors in the United States and Eastern Canada. In our Water Pipe & Products segment, our complementary product portfolio of concrete and steel pressure pipe and DIP addresses the broad range of our customers’ water transmission and distribution needs. Our comprehensive suite of products incorporates large diameter pipe that transports water to treatment plants as well as smaller diameter pipe for distribution to residential users. In our Drainage Pipe & Products segment, our diversified product offering creates a one-stop shop for water-related pipe and products. Our drainage offering creates a compelling value proposition for customers by eliminating the need to seek multiple bids for a single project, helping maximize efficiency for time sensitive orders. Finally, our extensive product offering also creates cross-selling opportunities for our segments due to our broad and diversified customer base.

Attractive and Expanding Margins and Strong Cash Flow Profile.     Due to our increasing scale, cost cutting initiatives and our work toward integrating acquisitions, we have generated attractive and increasing margins, capitalizing on our low-cost operations and operating leverage. Our regional and local sales force, strategically located manufacturing facilities and broad distribution network allow us to serve our customers across the United States and Eastern Canada at a competitive cost with efficient procurement and operations. We expect to further increase our scale through acquisitions and, as a result, we expect to continue to generate purchasing power, operating leverage and cost saving opportunities. Furthermore, we have an ongoing strategy of implementing cost-cutting initiatives at our production plants. As of August 31, 2016, we have recognized year to date savings of more than $10 million, $9 million and $1 million from procurement, operational and commercial initiatives, respectively. We continue to roll out cost and productivity improvements at new sites and have identified new cost reduction opportunities in resale items, transportation, logistics and energy. Additionally, we have increased our margins and cash flow through operational improvement of acquired businesses. The Sherman-Dixie Acquisition and U.S. Pipe’s acquisition of Griffin Pipe, specifically, provided consolidation opportunities with our existing plant network and improved the respective cost positions by reducing personnel and rationalizing older facilities.

Proven Ability to Identify, Close and Improve the Performance of Strategic Acquisitions.     Over the last three years, we have acquired three businesses in our Drainage Pipe & Products segment and four businesses in our Water Pipe & Products segment (including three acquisitions by U.S. Pipe). Our acquisition strategy focuses on targets that meet a stringent set of criteria: leading market positions with attractive margins, high growth geographies, potential for synergies and consolidation, new products and a focus on people development. Acquisitions enable us to improve our product mix and expand our geographic scope, helping us to win business from new customers, cross-sell additional products to existing customers and optimize pricing through the enhanced value created by our differentiated product offering. We believe that our success in acquiring businesses has been the result of our highly disciplined acquisition strategy, continuous monitoring of potential targets in an opportunity-rich landscape and focus on culture and people, among other things. We have effectively sourced and closed both smaller strategic transactions, and larger transformative deals. In both instances, we have successfully achieved meaningful cost and revenue synergies through the implementation of best practices and operational improvement initiatives in the acquired businesses. In connection with our acquisitions of Cretex, Sherman-Dixie and U.S. Pipe, and U.S. Pipe’s acquisition of Griffin Pipe and Custom Fab, we have realized in excess of $45 million of synergies through cost savings.

Experienced Management Team with Proven Ability to Grow Businesses and Integrate Acquisitions. Our management team, led by Jeff Bradley, our Chief Executive Officer, has a proven track record of increasing shareholder value and generating profitable growth, attractive margins and cash flow. Mr. Bradley and other key executives, including Matt Brown, the Chief Financial Officer, have relevant history managing public companies, as well as extensive experience in the manufacturing industry. Our management team has proven their ability to execute on our acquisition strategy, leading us in growth through three substantive acquisitions that almost doubled our 2015 historical net sales (excluding net sales from Cretex) on a pro forma basis. Further, Mr. Bradley and his team are continuing to execute a comprehensive program to drive commercial, operational and procurement excellence, as well as managing working capital to increase free cash flow.

Our Business Strategy

Our goal is to be our customers’ preferred provider of drainage pipe, water transmission pipe and related products. We intend to drive profitable growth in excess of the growth rates of the end markets in which we operate through the following key strategies:

Capitalize on Favorable, Multi-pronged Industry Growth Dynamics.     The multi-pronged cyclical recovery in our construction-related end markets is well underway. We expect to benefit from increased demand generated by growth in both residential and non-residential construction activity. Further, there is a significant need to improve North America’s aging water and highway infrastructure. Operationally, we believe we are well positioned in the water transmission and distribution industry to capitalize on the increased funding allocated to water infrastructure improvement. The FAST Act will be a key underlying driver for our business as it dedicates more than 70% of its total budget to highway spending, supporting our key infrastructure end market. Secular industry trends, including the continued shift in product preference to rigid and zinc-coated pipe, environmental regulations in support of on-site water management and continued urbanization, support further incremental growth. Our reputation, extensive product offering and coast-to-coast distribution network provide us with competitive advantages that we expect will fuel growth in excess of that offered by already attractive market dynamics underlying our businesses.

Increase Market Share by Leveraging Our Scale, “the First Mile to the Last Mile” Suite of Products and Go-to-Market Strategy.     Our scale enables us to be among the industry’s lowest cost producers, while our strategically located manufacturing facilities and broad distribution network allow us to meet the particular needs of our customers. Our existing swing capacity enables us to meet customer demand and well positions us to win small and large projects. Moreover, our large and scalable installed asset base will allow us to respond swiftly to growing demand without having to increase capacity.

Our “First Mile to the Last Mile” product portfolio enables us to be a complete solutions provider and to serve as a one-stop shop for water-related pipe and products, increasing our customers’ overall spend on our products. Our ability to offer both pipe and precast products helps us better serve our infrastructure-related markets and differentiates us from our competitors.

Our go-to-market strategy is based on three main pillars. First, we incentivize our highly specialized technical salesforce to focus on profitable growth while offering our products and value-added services. Second, we target our key customers with a robust cross-selling sales organization, marketing the benefits of ordering from one supplier. Lastly, we focus on the implementation of systematic pricing strategies across all of our product categories.

Leverage Our Commitment to Product Innovation and Technical Expertise to Optimize Product Mix and Capitalize on Market Opportunities.     We continuously explore new applications for our existing product portfolio and develop new products and solutions that allow us to stay at the forefront of the needs of the drainage and water pipe and products markets. Our technical salesforce also proactively reaches out to our customers on a regular basis to ensure that our customers are satisfied and our products adhere to project specifications. We have a long history of developing and seeking out innovative products to bring to market across both water-related segments, which include the recent introductions of Oystercrete, duct bank and metallic zinc coating. We will continue our innovation efforts, optimizing our portfolio through research and development and strategic acquisitions to expand our positions in attractive products and markets. Along with these initiatives, our specialized technical salesforce will continue to promote and support our existing specialty products to drive differentiation and growth.

Enhance Margins, Free Cash Flow and Returns Through Operational and Commercial Excellence.     We have successfully launched multiple operational initiatives focused on increasing plant efficiency and productivity. We expect to continue growing our margins through ongoing operational, commercial and cultural initiatives. We are working to leverage our information technology and financial systems to lower costs and implement systematic pricing across our business. We will continue to manage working capital and seek scale-driven procurement efficiency improvements through centralized purchasing and fixed overhead control and reduction. We intend to prioritize opportunities that generate attractive returns on invested capital. Further, our management team has emphasized a strong pay-for-performance culture that cultivates, challenges and compensates employees based on profitability and cash flow generation.

Accelerate Profitable Growth Through Strategic Acquisitions.     We believe that the relative fragmentation of some of our sub-markets creates an environment in which we can continue to acquire businesses at attractive valuations to increase our scale, product breadth and geographic diversity. Over the past three years, we have acquired seven businesses—both tuck-in and transformative in nature—within the water drainage and transmission industry (including three acquisitions by U.S. Pipe). We continuously monitor potential targets to develop and maintain a diversified and actionable acquisition pipeline. Additional acquisitions would enable us to add adjacent products to our portfolio that could help us further penetrate our existing markets and expand our geographic footprint. By integrating these businesses and implementing our culture and operational best practices, we believe we can achieve significant further growth. We are focused on driving synergies, including those achievable as a result of our recent acquisitions, to reduce costs and increase our margins. We are in the process of executing a plan associated with our acquisitions of Cretex, Sherman-Dixie and U.S. Pipe. We believe that we can achieve significant synergies associated with these acquisitions. We expect cost savings synergies to come from procurement, eliminating redundant selling, general and administrative functions, and optimizing our plant network through consolidations to achieve operational efficiencies and freight cost reductions. In addition, we believe the U.S. Pipe Acquisition creates opportunity to increase market share in large diameter DIP by leveraging our geographic scope, cross-selling capabilities and existing contractor relationships.

Our Products

Drainage Pipe & Products Segment

We manufacture drainage pipe and precast products in the United States and Eastern Canada. Drainage pipe has residential, non-residential and infrastructure applications. It is primarily used for storm water applications, such as storm drains for roads and highways, and for residential and non-residential site developments. In addition, drainage pipe is used for sanitary sewers, low-pressure sewer force mains, tunneled systems, treatment plant piping and utility tunnels.

Drainage pipe consists of concrete reinforced by a steel cage. It is manufactured by producing a steel mesh cage, enclosing it in a form or mold and then pouring concrete around it to produce the pipe. Drainage pipe is manufactured in round, elliptical and arch shapes ranging from 12 inches to 144 inches in diameter and in box sizes ranging from three feet to 15 feet in length and width.

We also manufacture a wide variety of precast concrete products, including box culverts, utility vaults, manholes, drainage inlets and pipe end sections. These precast concrete products are used for applications such as roadway drainage, airport drainage, storm water management, utility construction and water treatment and filtration systems. Our range of precast concrete products also includes products that fall under the general description of specialty precast products for which we hold patents that make us the exclusive manufacturer or which are manufactured under license agreements with third parties. These specialty products include architectural panels for buildings, modular railroad crossings, retaining wall systems, highway noise barriers, storm water treatment systems and concrete vaults, which are used to house either dry utilities (such as electrical, data or communications equipment) or wet utilities (such as valves, pumps or water meters).

We also manufacture structural precast products in the United States and manufacture a range of precast concrete bridge girders for highway projects in both the United States and Eastern Canada. We manufacture a variety of structural precast products primarily for infrastructure and non-residential applications, including hollow-core planks, prestressed bridge girders, beams, columns, wall panels, stairs, garage floors and architectural cladding. These products are used as structural and architectural elements in building structures such as parking garages and arched and modular bridges.

Precast concrete products are reinforced with steel, similar to pipe, and manufactured using either a dry cast or wet cast concrete mix, depending on the size of the piece and the number of identical pieces to be manufactured. In the dry cast method, a concrete mix with low water content, known as zero-slump concrete, is poured into a mold and then densely compacted around the steel reinforcement using a variety of manufacturing methods. The concrete structure is immediately removed from the mold and allowed to cure in a high humidity environment to ensure proper hydration of the concrete. This method allows multiple pieces to be produced from the same mold each day and is most suitable for high volume, repetitive manufacturing. In the wet cast method, a concrete mix with relatively high water content is poured into a mold and allowed to cure in the mold, which can take from four to 12 hours. Precast concrete products typically range in diameter from four to 12 feet for round products or in length and width from one foot to 12 feet for square or rectangular products.

We also regularly consider ways to innovate internally and expand our drainage pipe and precast product offerings by working to bring other products to market. Some of our recent product offerings include Kenner Chainwall, Oystercrete and Duct Bank. Kenner Chainwall is a precast concrete foundation that provides a structurally sound, on-grade or elevated foundation to support prefabricated shelters or equipment buildings. One use is to elevate electrical equipment in floodzones such as those devastated by Hurricane Katrina. Oystercrete is a product engineered to dissipate wave energy and recapture sediment and we believe could be of great utility in both rebuilding coastlines and fighting future erosion. Duct bank is a precast product that consolidates and protects underground electrical and communication cables and can be used in the construction of large buildings as well as installing cabling underneath roads and areas with existing structures. Each of these products is now commercially available. We also acquired a number of innovative technologies relating to storm water management acquired in the Bio Clean Acquisition.

In addition to our operations, we have a 50% equity interest in CP&P, a joint venture with Americast, Inc. entered into in 2012. CP&P operates 14 plants, nine of which were contributed by us, that serve the Mid-Atlantic and Southeastern United States. CP&P manufactures drainage pipe and precast concrete products and sells those products to similar types of customers as the ones to which we market. See note 19 to our audited combined financial statements included elsewhere in this prospectus for additional information regarding CP&P.

In 2015, we estimate that approximately 40% and 41% of our Predecessor and Successor Drainage Pipe & Products net sales, respectively, and approximately 39% of our pro forma Drainage Pipe & Products net sales were generated from government-funded infrastructure projects; approximately 36% and 41% of our Predecessor and Successor Drainage Pipe & Products net sales, respectively, and approximately 37% of our pro forma Drainage Pipe & Products net sales were generated from residential construction activity; and approximately 24% and 18% of our Predecessor and Successor Drainage Pipe & Products net sales, respectively, and approximately 24% of our pro forma Drainage Pipe & Products net sales were generated from non-residential construction activity.

Water Pipe & Products Segment

Utilizing the U.S. Pipe and Forterra Pressure Pipe Canada brands, we manufacture a number of products used for the transmission of potable water and wastewater, in pipe diameters ranging from three to 174 inches.

We manufacture DIP in pipe diameters ranging from three to 64 inches in the United States. For each diameter of pipe we offer a wide range of thicknesses with both standard and specialized coatings. DIP is used for transmission and distribution of potable water and wastewater and is typically utilized for smaller diameter applications of 24 inches and smaller. DIP has residential and infrastructure repair replacement applications, including potable water distribution systems, small water system grids, major water transmission mains, wastewater collection systems, sewer force mains and water treatment plants. In addition to DIP, in Mexico we also manufacture a full line of complementary joint restraints and fittings, which are utilized for interlocking adjoining segments of pipe and are typically bundled with DIP. We also operate fabrication plants that modify our pipe to meet specific customer design requirements for above ground applications.

DIP is manufactured using a process that consists of introducing molten iron into a rapidly-rotating steel mold and relying on centrifugal force to distribute the molten iron evenly around the inner surface of the mold to produce pipe of uniform size and dimensions.

In addition, for larger diameter applications, we manufacture concrete and steel pressure pipe in the United States and Eastern Canada. Our pressure pipe is used for water transmission and distribution, power plant cooling water lines, sewage force mains for wastewater and storm water and other diverse applications involving the movement of large volumes of water.

We manufacture prestressed concrete pipe, welded steel pipe and bar-wrapped concrete pipe. Concrete-lined pressure pipe ranges from ten to 144 inches in diameter and welded steel pipe ranges from 32 to 124 inches in diameter. We also manufacture joints, fittings and related components to complement our larger diameter pipe.

Prestressed concrete pipe consists of a concrete core, a steel cylinder and a high tensile strength wire that is wrapped, under measured tension and at uniform spacing, around the steel cylinder. This wire wrap places the steel cylinder and concrete core in compression, developing the pipe’s ability to withstand specified hydrostatic pressures and external loads. An outside coating of mortar protects the wires.

Welded steel pipe consists of a steel cylinder that is helically formed and welded from a continuous coil of steel, with a centrifugally placed cement mortar lining and polyurethane or tape coating.

Bar-wrapped concrete cylinder pipe combines the physical strength of steel with the structural and protective properties of high strength cement mortar. In this type of pipe, a round steel bar is helically wound around a welded steel cylinder and all surfaces are encased in cement mortar. This composite pipe reacts as a unit when resisting internal pressure and external loads. The inside of the cylinder is lined with centrifugally cast cement mortar.

Our pressure pipe is highly engineered and is built to order for technically demanding applications requiring various thresholds of working pressure, surge pressure and loads. Our engineers work closely with customers to design components and systems to meet specific regulatory and industrial demands. In particular, we have differentiated ourselves from regional competitors in highly regulated customer sectors such as nuclear, coal and solar power generation and specialty applications.

We also strive to innovate in our Water Pipe & Products segment, in both ductile iron pipe and large diameter steel and concrete pipe. Several of our more successful developments include metallic zinc coating, TR-XTREME pipe and snap ring joints. Metallic zinc coating is active corrosion protection for DIP. TR-XTREME pipe is designed for areas of seismic activity and has joints providing flexible extension capabilities. Snap ring joints are a restrained joint system for bar-wrapped concrete pipe that allows contractors to install pipelines without welding joints on the job site. Each of these products is commercially available.

In 2015, we estimate that none of our Predecessor and Successor Water Pipe & Products net sales and approximately 42% of our pro forma Water Pipe & Products net sales were generated from residential construction activity; approximately 97% and 85% of our Predecessor and Successor Water Pipe & Products net sales, respectively, and approximately 29% of our pro forma Water Pipe & Products net sales were generated from government-funded infrastructure projects; and approximately 3% and 15% of our Predecessor and Successor Water Pipe & Products net sales, respectively, and approximately 29% of our pro forma Water Pipe & Products net sales were generated from non-residential construction activity.

Customers and Markets

Drainage Pipe & Products Segment

We typically sell our drainage pipe and precast products to contractors that perform construction work for various levels of government, residential and non-residential building owners, and developers in markets across the United States and Eastern Canada. Additionally, although they are not our direct customers, we view the owners and engineers who are customers of the contractors that purchase our products as our customers as well, because these owners and engineers often specify the types of products that our customers are required to use, which can lead to increased sales of our products. We also sell our drainage pipe and precast products to utility companies. Several of our largest manufacturing facilities are strategically located in close proximity to our markets. Our drainage pipe and precast products are typically shipped within a radius of 150 miles, but in some cases up to 350 miles, from our manufacturing facilities.

Water Pipe & Products Segment

Our water transmission pipe products are sold direct to contractors as well as through some of the largest waterworks distributors. We also sell to utility contractors that work on new or replacement pipeline projects, primarily in the East, South and Midwest of the United States and in Eastern Canada. Our pressure pipe is used in projects for regional water authorities and districts, cities, counties, municipalities, port authorities, private companies and industrial clients, including power plants. Concrete pressure pipe is typically shipped within a radius of 500 miles from our manufacturing facilities and DIP and steel pressure pipe is shipped within a radius of over 1,000 miles.

Competition

Drainage Pipe & Products Segment

Our largest competitors in our Drainage Pipe & Products Segment include Rinker Materials (a unit of CEMEX, S.A.B. de C.V.) and Oldcastle, Inc. (a unit of CRH plc). We also compete with many regional and local manufacturers. Additionally, our drainage pipe products compete with high density polyethylene, or HDPE, and polypropylene pipe products for a limited number of applications.

Water Pipe & Products Segment

Our two largest competitors in DIP manufacturing are McWane, Inc. and American Cast Iron Pipe Company. Our DIP products also compete with polyvinyl chloride, or PVC, and HDPE pipe. Our national network of fabrication products competes with regional and local providers of those products and services.

Due to the highly technical nature of our concrete and steel pressure pipe products, we compete with a small number of national manufacturers. Our concrete-lined pressure pipe also competes with pressure pipe made from other materials such as fiberglass, HDPE and PVC. Our concrete and steel pressure pipe competes with products manufactured by Northwest Pipe Company, which manufactures steel pressure pipe, Ameron (a unit of National Oilwell Varco, Inc.), which manufactures steel and bar-wrapped pressure pipe, and American Cast Iron Pipe Company, which also manufactures steel pressure pipe. Within Canada, our concrete pressure pipe products compete with DECAST (formerly Munro Concrete Products, Ltd.).

Sales, Marketing and Distribution

Our products are generally made to order, but certain of our products are made to inventory. We have established target levels of inventory for the limited number of products made to inventory that we attempt to keep available at our manufacturing facilities to meet customer demand. Inventories are held at manufacturing facilities and, to a lesser extent, at distribution yards.

Our concrete and steel pressure pipe, structural precast products and most precast concrete products are customized products that are made to order. Our order backlog for precast concrete products is typically two to six months, while order backlog for concrete and steel pressure pipe is approximately 12 months.

We seek to attract and retain customers through exceptional customer service and technical expertise, leading product quality, broad product and service offerings and competitive pricing. Our market strategy for products with non-residential end users is centered on building and maintaining strong customer relationships rather than traditional advertising.

We maintain in-house technical sales, engineering and field service teams which provide customers technical expertise and support to assist them in finding the right product or solution for their specific need. Each of our product groups has its own specialized sales force. Overall, we employ more than 350 sales and related support professionals, 63 of whom work as part of our bricks business. Our sales force and customer service functions are staffed by experienced professionals who have been trained in our product lines, processes and systems, and who maintain touch points with homebuyers, architects, builders and distributors. Additionally, we have a staff of more than 30 engineers that we employ to work in concert with our sales force to help develop the best and most useful product solutions for our customers.

We sell our DIP products and our fittings and fabricated products through distributors. Our drainage pipe, concrete and steel pressure pipe and precast concrete products are sold direct to customers who are the end users of such products. Drainage pipe, concrete pressure pipe, and certain precast products are sold through a bidding process in which we seek to place the most competitive bid. We undertake marketing efforts through our participation in trade shows and through our website. We outsource all of our product deliveries by using a combination of dedicated carriers and other third-party carriers.

Raw Materials and Inputs

The primary material for our drainage pipe and precast concrete products and our concrete pressure pipe is concrete, which consists of cement, sand and aggregates. Another key input for our products is steel, which is the main material in our steel pressure pipe and is also used to provide reinforcement within our drainage pipe and precast concrete products. Our DIP is largely made from iron melted from recycled scrap metals. Other key materials for our DIP include foundry coke and certain additives, such as silica.

Most of our raw materials are widely available commodities. We have not experienced any significant shortages of raw materials. To the extent we do not produce any raw materials, when and where possible, we try to purchase raw materials from the source, and because of their low value-to-weight ratios, we generally try to source our raw materials in the vicinity of our facilities. We usually purchase the raw materials we need in the spot market, except where we anticipate a significant need of materials for a specific project. Other than the cement supply agreement described below, we generally do not enter into long-term supply contracts with our suppliers that require us to purchase particular quantities or to pay particular prices. In our project-based businesses, we may pass certain raw material costs to end users through step-up mechanisms included in our price quotes tied to the timing of execution.

As part of the Acquisition, we entered into a Cement Supply Agreement with Lehigh Cement Company, LLC, or Lehigh, a subsidiary of HeidelbergCement, which requires us to purchase our cement requirements from Lehigh for 16 of our existing manufacturing facilities in the United States through March of 2020. The Cement Supply Agreement allows us to obtain competing price quotations from other suppliers and gives Lehigh an opportunity to match those prices or release us from our purchase obligation for the facility or facilities in question for the period of the competing price quotation.

We purchase our steel from a number of different suppliers, but most suppliers are based in the United States in order to comply with “Buy America” government contract requirements placed on our customers. We endeavor to purchase these steel supplies from the entity which is as close as possible to the manufacturer. In the case of hot rolled steel coil, this means shifting from buying from a service center to making purchases directly from the steel mill. We purchase most of our welded wire reinforcement steel and bright basic wire directly from the manufacturer.

For the manufacture of our DIP and fittings, we purchase scrap metal directly from all qualified scrap sources near our foundry sites in the United States and Mexico. We utilize certain categories of scrap metal, primarily shredded automobile bodies, plate & structural, and cast iron. We purchase foundry coke from two of the three merchant coke producers in the United States, both located in Birmingham, Alabama. Major alloys and additives are procured from both domestic and foreign sources based on a semi-annual bid process.

The natural gas used in our operations is sourced from a number of different gas suppliers. We typically hedge a portion of our exposure to electricity and natural gas prices, we may not continue our current strategy or hedge any positions in the future and therefore remain susceptible to energy price increases.

Seasonality

The construction industry, and therefore demand for our products, is typically seasonal and dependent on weather conditions, with periods of snow or heavy rain negatively affecting construction activity. For a more detailed discussion, see the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Factors Affecting our Results of Operations” for a discussion of the seasonality of our business.

Backlog

Backlog represents the total dollar amount of revenues we expect to record in the future as a result of performing work under contracts that have been awarded to us. In accordance with industry practice, substantially all of our contracts are subject to cancellation, termination, or suspension at the discretion of the client in respect of work that has not yet been performed. In addition, the contracts in our backlog are subject to changes in the scope of services to be provided as well as adjustments to the costs relating to the contracts. Accordingly, backlog is not necessarily indicative of our future revenues or earnings. As of June 30, 2016 and June 30, 2015, we had approximately $498.1 million and $328.4 million of backlog, respectively.

Employees

As of June 30, 2016, we had 5,565 employees, 1,148 of which were salaried and 4,417 of which were hourly. Included in those numbers are the 606 employees who work in our bricks business and will no longer be employed by us following the Bricks Disposition, 128 of which are salaried and 478 of which are hourly. Of the total number of employees, 4,698 were located in the United States, 615 were located in Canada and 252 were located in Mexico. Of the 606 employees who work in our bricks business, 397 are located in the United States and 209 are located in Canada. The number of hourly workers we employ varies to match our labor needs during periods of fluctuating demand. From time to time, we employ temporary workers to meet increased demand.

As of June 30, 2016, approximately 35% of our workforce was covered by collective bargaining agreements, and approximately 25% of these employees were included in a collective bargaining agreement that expired within one year. Assuming the Bricks Disposition had occurred on June 30, 2016, the approximate percentage of our work force as of such date covered by collective bargaining agreements and the collective bargaining agreement that expired within one year would not have changed. We have not had any union-organized work stoppages in the United States, Canada or Mexico over the last four years. We believe that we have good relationships with our employees and with the unions representing our employees.

Manufacturing Facilities and Properties

We have a broad network of 94 manufacturing facilities in the United States, including 13 fabrication plants. We also have six manufacturing facilities in Canada and one in Mexico. Our headquarters is located in Irving, Texas. We also receive income from the 14 plants associated with CP&P. Please see note 16 to our audited combined financial statements included elsewhere in this prospectus for certain financial information regarding the United States and Canada.

The following tables set forth certain information regarding our manufacturing facilities:

Facility Name	City	State/Province	Ownership

Drainage Pipe & Products (75 plants)
Caldwell	Caldwell	Idaho	Owned
Salt Lake City	Salt Lake City	Utah	Owned
Montgomery	Montgomery	Alabama	Leased
Pelham Pipe & Precast	Pelham	Alabama	Owned
El Mirage	El Mirage	Arizona	Leased
Little Rock	Little Rock	Arkansas	Leased
West Memphis	West Memphis	Arkansas	Leased
Florin Road (2 plants)	Sacramento	California	Leased
Deland Precast	Deland	Florida	Leased
Gretna	Gretna	Florida	Leased
Marianna	Marianna	Florida	Leased
Winter Haven Pipe	Winter Haven	Florida	Leased
Athens Precast	Athens	Georgia	Leased
Rome	Rome	Georgia	Leased
La Place	LaPlace	Louisiana	Leased
New Orleans	New Orleans	Louisiana	Leased
St. Martinville	St. Martinville	Louisiana	Leased
Como	Como	Mississippi	Owned
Hattiesburg (2 plants)	Hattiesburg	Mississippi	Owned
Jackson Northside	Jackson	Mississippi	Leased
Columbus	Columbus	Ohio	Leased
Dayton - Dixie	Dayton	Ohio	Leased
Macedonia	Macedonia	Ohio	Leased
Oklahoma City	Oklahoma City	Oklahoma	Leased
Austin Pipe	Austin	Texas	Leased
Cedar Hill Pipe	Cedar Hill	Texas	Leased
Grand Prairie (2 plants)	Grand Prairie	Texas	Leased
Jersey Village (3 plants)	Houston	Texas	Leased
Robstown	Robstown	Texas	Leased
San Antonio (2 plants)	San Antonio	Texas	Leased
Waco	Hewitt	Texas	Leased
Ottawa	Gloucester	Ontario	Leased
Cambridge	Cambridge	Ontario	Leased
Mascouche Pipe & Precast	Mascouche	Quebec	Owned
Franklin	Franklin	Tennessee	Leased
Lexington	Lexington	Kentucky	Leased
Evansville	Evansville	Indiana	Leased
Chattanooga	Chattanooga	Tennessee	Leased
Lenoir City	Lenoir City	Tennessee	Leased
Elizabethtown	Elizabethtown	Kentucky	Leased
Hermitage	Hermitage	Tennessee	Leased
Louisville	Louisville	Kentucky	Leased

Facility Name	City	State/Province	Ownership
Cullman	Cullman	Alabama	Leased
Bar Nunn	Bar Nunn	Wyoming	Leased
Billings	Billings	Montana	Leased
Bonner Springs	Bonner Springs	Kansas	Leased
Cedar Rapids	Cedar Rapids	Iowa	Leased
Des Moines	Des Moines	Iowa	Leased
Elk River	Elk River	Minnesota	Leased
Hawley	Hawley	Minnesota	Leased
Helena	Helena	Montana	Leased
Humboldt	Humboldt	Iowa	Owned
Iowa Falls	Iowa Falls	Iowa	Leased
Lawrence	Lawrence	Kansas	Leased
Marshalltown	Marshalltown	Iowa	Leased
Menoken	Menoken	North Dakota	Leased
Mitchell	Mitchell	South Dakota	Owned
Montana City	Montana City	Montana	Owned
Plattsmouth	Plattsmouth	Nebraska	Leased
Rapid City	Rapid City	South Dakota	Leased
Shakopee	Shakopee	Minnesota	Leased
Green Cove Springs	Green Cove Springs	Florida	Owned
Romoland	Romoland	California	Leased
Oceanside	Oceanside	California	Leased
Henderson Pipe	Henderson	Colorado	Leased
Henderson Precast	Henderson	Colorado	Leased
Grand Junction	Grand Junction	Colorado	Leased
Waxahachie	Waxahachie	Texas	Owned
Lubbock	Lubbock	Texas	Owned

Water Pipe & Products (26 plants)
St. Eustache Pressure Pipe	St. Eustache	Quebec	Leased
Stouffville	Stouffville	Ontario	Leased
Uxbridge	Uxbridge	Ontario	Leased
Grand Prairie	Grand Prairie	Texas	Leased
Lubbock Pressure Pipe	Lubbock	Texas	Leased
Palatka	Palatka	Florida	Owned
South Beloit Pressure Pipe	South Beloit	Illinois	Leased
Bakewell Pressure Pipe	Bakewell	Tennessee	Leased
Bessemer (2 plants)	Bessemer	Alabama	Owned
Mini Mill	Bessemer	Alabama	Owned
Union City	Union City	California	Owned
Lynchburg	Lynchburg	Virginia	Owned
Monterrey, Mexico	Monterrey	Mexico	Owned
Rogers	Rogers	Minnesota	Leased
Saginaw	Saginaw	Texas	Leased
Remington	Remington	Virginia	Leased
Ottawa	Ottawa	Kansas	Leased
Indianapolis	Indianapolis	Indiana	Leased
Marysville	Marysville	California	Leased
Warren	Warren	Oregon	Leased
Ephrata	Ephrata	Pennsylvania	Leased
Phoenix	Phoenix	Arizona	Leased
Orlando	Orlando	Florida	Leased
Gainesville	Gainesville	Georgia	Leased
San Antonio	San Antonio	Texas	Leased

Intellectual Property

We own various United States and foreign patents, registered trademarks, trade names and trade secrets and applications for, or licenses in respect of, the same that relate to our various business lines including, as a result of the Bio Clean Acquisition, a number of innovative technologies relating to storm water management. While the name Forterra is new in the industry, we believe our customers have reacted favorably to the new name and rebranding effort that followed the Acquisition. The U.S. Pipe name has been a recognized manufacturer of ductile iron pipe for more than 110 years. We also license intellectual property for use in certain of our products from unaffiliated third parties. We believe that our patents, trademarks, trade names and trade secrets are adequately protected and that any expiration or other loss of one or more of our patents or other intellectual property rights would not have a material adverse effect upon our business, financial condition or results of operations.

Environmental, Health and Safety Matters

We are subject to a broad range of federal, state, provincial, local and foreign laws and regulations governing health and safety or the protection of the environment and natural resources, including, for example:

•	the federal Resource Conservation and Recovery Act, or RCRA, and comparable state laws that impose requirements for the generation, handling, transportation, treatment, storage, disposal and cleanup of waste from our operations;

•	the federal Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, also known as “Superfund,” and comparable state laws that govern the cleanup of hazardous substances that may have been released at properties currently or previously owned or operated by us or locations which we have sent waste for disposal;

•	the federal Clean Water Act, or CWA, and analogous state laws and regulations that can impose detailed permit requirements and strict controls on discharges of waste water from our facilities; and

•	the federal Clean Air Act, or CAA, and comparable state laws and regulations that impose obligations related to air emissions, including federal and state laws and regulations to address greenhouse gas, or GHG, emissions.

Environmental pre-construction and operating permits are, or may be, required for certain of the Company’s operations, and such permits are subject to modification, renewal, and revocation. It is likely that we will be subject to increasingly stringent environmental standards in the future, particularly under air quality and water quality laws. It is also likely that we will be required to make additional expenditures, which could be significant, relating to environmental matters such as pollution controls, on an ongoing basis. As our operations involve, and have involved, the handling, transport and distribution of materials that are, or could be classified as, toxic or hazardous or otherwise as pollutants, there is some risk of contamination and environmental damage inherent in our operations and the materials and products we handle and transport. Consequently, we are subject to environmental laws that impose liability for historical releases of hazardous substances. We are also subject to a variety of health and safety laws and regulations dealing with occupational health and safety, including mine safety. Manufacturing and mining sites can be inherently dangerous workplaces. Our sites often put our employees and others in close proximity with large pieces of mechanized equipment, moving vehicles, and manufacturing processes, and highly regulated materials and there is inherent risk of related liabilities in our operations. See “Risk Factors.”

The Company regularly monitors and reviews its operations, procedures, and policies for compliance with existing laws and regulations, changes in interpretations of existing laws and enforcement policies, new laws that are adopted, and new laws that the Company anticipates will be adopted that could affect its operations. The Occupational Safety and Health Administration, or OSHA, published a final rule in March 2016 decreasing the levels of crystalline silica dust exposure to which workers can be exposed. This rule must be implemented by March 2018 and may require some of our manufacturing facilities to install new controls to reduce the levels of crystalline silica dust. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has been associated with lung diseases, including silicosis, and several scientific organizations and some states, such as California, have reported that crystalline silica can cause lung cancer. OSHA has established occupational thresholds for crystalline silica exposure as respirable dust. The Company monitors occupational exposures at its facilities and implements dust control procedures and/or makes available appropriate respiratory protective equipment to maintain the occupational exposures at or below the appropriate levels.

Despite our compliance efforts, risk of environmental, health and safety liability is inherent in the operation of the Company’s businesses, as it is with other companies engaged in similar businesses, and there can be no assurance that environmental, health and safety liabilities will not have a material adverse effect on the Company in the future.

Our financial statements include estimated liabilities for future costs arising from environmental issues relating to our properties and operations. As of December 31, 2015, the Company had accrued environmental liabilities of approximately $1.8 million. We believe these accruals are adequate to cover our costs for remedial measures that may eventually be required by environmental authorities with respect to known environmental matters. Our liabilities represent our best estimate of our probable future obligations for the investigation and remediation of known contaminated sites. Our actual future expenditures, however, relating to compliance and cleanup of environmental conditions at our properties cannot be conclusively determined. The estimate of our environmental costs is based on currently available facts, present laws and regulations, and current technology and take into consideration our prior experience in site investigation and remediation, the data available for each site and the professional judgment of our environmental specialists and consultants. Although recorded liabilities include our best estimate of all probable costs, our total costs for the final resolution of each site cannot be predicted with certainty due to the variety of factors that make potential costs associated with contaminated sites inherently uncertain, such as the nature and extent of site contamination, available remediation alternatives, the extent to which remedial actions will be required, the time period over which costs will be incurred, the number and economic viability of other responsible parties and whether we have any opportunity of contribution from third parties, including recovery from insurance policies. Further, sites that are in the early stages of investigation are subject to greater uncertainties than mature sites that are close to completion.

We have been named as a potentially responsible party, or PRP, at sites identified by the EPA or state regulatory agencies for investigation and remediation under CERCLA, or comparable state statutes, generally referred to as Superfund sites, including Sylacauga, AL, North Birmingham, AL, Portland, OR, and Chattanooga, TN. With respect to these Superfund sites for which we have received PRP notices, we are entitled to contractual indemnity by a third party, subject to the terms of the indemnity provisions contained in the relevant agreement. Our estimates of current liabilities factor in these indemnification rights and our assessment of the likelihood that the indemnitor will fulfill its obligations with respect to liabilities relating to such sites. To date, the indemnifying party has been fulfilling its indemnification obligation with respect to those Superfund sites, and we have no reason to believe it will not continue to do so. However, in the future, we can provide no assurance that the indemnifying party will continue to honor its obligations, or that the existing indemnities will be sufficient to cover the liabilities for such matters.

Legal Proceedings

We have been from time to time, and may in the future become, party to litigation or other legal proceedings that we consider to be part of the ordinary course of our business. We are not currently involved in any legal proceedings that we believe could reasonably be expected to have a material adverse effect on our business, financial condition or our results of operations. We may become involved in material legal proceedings in the future. See note 4 to the audited combined financial statements included elsewhere in this prospectus.

The purchase agreement entered into with HeidelbergCement in connection with the Acquisition requires us to make an earn-out payment to HeidelbergCement if and to the extent the financial results of the businesses acquired by Lone Star in the Acquisition, including ours and that of Forterra UK, exceeded a specified adjusted EBITDA target for fiscal year 2015, as calculated pursuant to the terms of the purchase agreement. If such adjusted EBITDA calculation exceeds the specified target, we would be required to pay HeidelbergCement an amount equal to a multiple of such excess adjusted EBITDA, with any payment capped at $100 million. On April 14, 2016, we provided an earn-out statement to HeidelbergCement demonstrating that no payment was required. On June 13, 2016, HeidelbergCement notified us that it is disputing, among other things, our calculation of adjusted EBITDA under the purchase agreement and asserting that a payment should be made in the amount of $100 million. Pursuant to the resolution process outlined in the purchase agreement, the parties are in discussions concerning the engaging of a neutral accounting expert. On October 5, 2016, affiliates of HeidelbergCement filed a lawsuit in the Delaware Court of Chancery seeking specific performance and claiming access to our books, records, and personnel; seeking a declaratory judgment concerning the scope of the neutral accounting expert’s authority; and in the alternative, claiming a breach of contract and seeking the $100 million and other damages. We did not accrue any contingency reserve as of December 31, 2015 or June 30, 2016 in respect of any earn-out. See Note 3 to our audited and unaudited combined financial statements included elsewhere in this prospectus. While we intend to vigorously oppose HeidelbergCement’s assertions, as well as the recently filed lawsuit, the outcomes of these matters are uncertain, and no assurances can be given regarding the ultimate outcome of any proceedings. See the section entitled “Risk Factors.”

U.S. Pipe received a General Notice Letter and Invitation to Conduct Removal Action dated September 20, 2013 from the EPA with respect to the 35th Avenue superfund site in Birmingham, Alabama. The letter requests that U.S. Pipe participate in an environmental response action in an area proximate to a closed U.S. Pipe facility in North Birmingham, Alabama. The U.S. Pipe North Birmingham facility was closed and, as part of the acquisition of U.S. Pipe by a private equity fund from Mueller Water Products, Inc. and Mueller Group, LLC, or the Sellers, in 2012, the facility was retained by and is currently owned by either the Sellers or one of their affiliates. The notice requested response activities including testing and removing surface soils at area residences alleged to be contaminated by locally-sourced air pollutants. In connection with the disposition, the Sellers agreed to jointly and severally defend and indemnify U.S. Pipe against any losses or environmental liabilities related to sites retained by the Sellers, including the North Birmingham facility. Accordingly, U.S. Pipe tendered the defense of this matter to the Sellers for defense and indemnification. The Sellers accepted the tender and, on behalf of U.S. Pipe, have responded to the EPA’s request to participate in a time-critical removal action by declining, based on the EPA’s failure to establish any nexus between the contamination and any operations at the U.S. Pipe North Birmingham facility. The EPA sent a renewed request addressed to the Sellers, U.S. Pipe and a number of other potentially responsible parties on August 8, 2014 seeking participation in a broader cleanup of soil at approximately 80 homes in North Birmingham. The Sellers again responded on U.S. Pipe’s behalf declining to participate on the same grounds. In September 2014, the EPA proposed that the site be listed on the National Priorities List. The Sellers continue to defend on this matter on behalf of U.S. Pipe. While we cannot provide assurance that such defense will be successful, because of the indemnification described above, we do not believe the ultimate resolution of these matters will have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

The following table sets forth certain information regarding our director nominees and executive officers as of the date of this prospectus.

Name	Age	Position
Jeffrey Bradley	56	Chief Executive Officer, Director
William Matthew Brown	51	Executive Vice President and Chief Financial Officer
Mark Carpenter	48	President, Drainage Pipe & Products
William Kerfin	49	President, Water Pipe & Products
Ed Sexe	52	Senior Vice President and General Manager
Lori M. Browne	42	Senior Vice President and General Counsel
Matthew Wayman	37	Vice President, Corporate Development
Kevin Barner	34	Director Nominee
Robert Corcoran	57	Director Nominee
Samuel D. Loughlin	44	Director Nominee
Clint McDonnough	61	Director Nominee
John McPherson	48	Director Nominee
Chris Meyer	45	Director Nominee
Jacques Sarrazin	66	Director Nominee
Chadwick Suss	39	Director Nominee
Kyle Volluz	48	Director
Grant Wilbeck	35	Director Nominee

Executive Officers

Jeffrey Bradley—Mr. Bradley has served as our Chief Executive Officer since September 2015 and a member of our board of directors since July 2016. Mr. Bradley joined Forterra from Globe Specialty Metals, a publicly-traded producer of silicon metal and silicon based alloys, where he served as Chief Executive Officer from 2008 through 2015. From 2005 to 2008, Mr. Bradley served as Chairman and Chief Executive Officer of Claymont Steel, a U.S. custom steel plate producer. Prior to Claymont Steel, Mr. Bradley held numerous key roles at Worthington Industries. Mr. Bradley holds a Bachelor of Science degree in Business Administration from Loyola University.

As our Chief Executive Officer, Mr. Bradley brings a deep understanding of our business, operations and strategic planning to the Board. Mr. Bradley also has extensive industry and public company experience gained through his prior service as Chief Executive Officer of Globe Specialty Materials and Claymont Steel, where he successfully led each company through its initial public offering and its early stages as a public company. Mr. Bradley’s board service will also provide a direct and open channel of communications between the board and management.

William Matthew Brown—Mr. Brown has served as Executive Vice President and Chief Financial Officer since April 2016 and as our Chief Financial Officer since August 2015. From August 2012 through August 2015, Mr. Brown served as Senior Vice President and Chief Financial Officer of U.S. Concrete, Inc., a publicly-traded producer of ready-mixed concrete and aggregate products. From November 2007 through August 2012, Mr. Brown served as the Treasurer and Executive Assistant to the Chief Executive Officer, and from 2005 through 2007, as the Treasurer of Drummond Company, Inc., an international coal producer. From 1999 through 2005, Mr. Brown served in the investment banking department of Citigroup Global Markets Inc., including as a Vice President in the basic industries coverage group. From 1988 through 1997, Mr. Brown served in the United States Navy as a Naval Special Warfare Officer. Mr. Brown holds a Master of Business Administration degree from The Wharton School of the University of Pennsylvania and a Bachelor of Science degree in Mechanical Engineering from the United States Naval Academy.

Mark Carpenter—Mr. Carpenter has served as President, Drainage Pipe & Products since April 2016. Over the four months prior to his appointment as President, Mr. Carpenter served as Senior Vice President and General Manager, Drainage Pipe & Products since January 2016. From May 2013 to December 2015, Mr. Carpenter served as the Senior Vice President for Hanson Engineered Products and was responsible for the North American pressure pipe, U.S. structural precast and Eastern Canada gravity pipe and precast businesses. Mr. Carpenter joined Hanson in October 2005 and managed a number of gravity pipe and precast businesses in the United States, including serving as Senior Vice President for Hanson Pipe & Precast West US from 2011 to August 2012 and assuming responsibility for all of U.S. Drainage Pipe & Products in August 2012 when he was appointed Senior Vice President Hanson Pipe & Precast US, a position he held through May 2013. Prior to joining Hanson, Mr. Carpenter served as Senior Consultant with Collinson Grant, where he led post-acquisition integration and restructuring assignments for Hanson across North America. His early career was with British American Tobacco in the United Kingdom and Russia. Mr. Carpenter holds a Bachelor of Science degree in Engineering from Brunel University, London and a Masters of Business Administration degree from Henley Business School.

William Kerfin—Mr. Kerfin has served as President, Water Pipe & Products since April 2016. Over the 13 months prior to his appointment as President, Mr. Kerfin served as Vice President of Sales for U.S. Pipe. From October 2010 through February 2015, Mr. Kerfin was the Vice President of Finance for Provisur Technologies, Inc., a leader in the food processing industry recognized for leading technologies and their global reach. From March 2006 through October 2010, Mr. Kerfin was the Vice President of Finance for Griffin Pipe Products Company, a customer-focused ductile iron pipe manufacturer. Prior to joining Griffin Pipe Products, Mr. Kerfin held various positions with Cameo Container, Square D Company, Helene Curtis Industries, Inc., Groupe Schneider, and Illinois Tool Works. Mr. Kerfin holds a Master of Business Administration from The University of Chicago Booth School of Business, Bachelor of Science in accountancy from De Paul University and received his Certified Public Accountant certificate from Illinois. Mr. Kerfin also served in the United States Marine Corps Reserve from 1985 through 1993.

Ed Sexe—Mr. Sexe has served as Senior Vice President and General Manager since January 2016. Mr. Sexe has responsibility for our Structural & Specialty Products line, which is a part of our Water Pipe & Products business segment. Before joining Forterra, Mr. Sexe held a number of positions with Cretex Concrete Products, a producer of precast concrete infrastructure products, most recently serving as Vice President from March 2015 to December 2015 and Director of Sales from September 2009 to March 2015. Prior to joining Cretex Concrete Products in 1997, Mr. Sexe worked for Bartlett & West Engineers and the Kansas Department of Transportation. Mr. Sexe holds a Bachelor of Science degree in Engineering from North Dakota State University.

Lori M. Browne—Ms. Browne has served as Senior Vice President and General Counsel since June 2016 and previously served as Vice President and General Counsel from March 2015 to June 2016. From April 2007 through March 2015, Ms. Browne served first as General Counsel for Fairpay Solutions, Inc. through March 2014, and subsequently as Assistant General Counsel for Mitchell International, Inc. after Mitchell’s acquisition of Fairpay Solutions, Inc. Both Fairpay Solutions, Inc. and Mitchell International, Inc. provide health care technology services to property and casualty insurers. Prior to that, Ms. Browne was an attorney at Weil, Gotshal & Manges, LLP and Fulbright & Jaworski, LLP. Ms. Browne holds a Juris Doctor degree from The University of Texas School of Law and a Bachelor of Arts degree from Texas A&M University. She is admitted to practice in the State of Texas.

Matthew Wayman—Mr. Wayman has served as Vice President, Corporate Development since November 2015. From August 2012 through November 2015, Mr. Wayman served as Vice President of Strategy and Development for Oldcastle Building Products, Inc., an integrated building materials manufacturer and distributor, and a wholly owned subsidiary of Irish-based CRH plc. During his tenure at Oldcastle, Mr. Wayman also served as Vice President Operations for Oldcastle Precast, Inc. Prior to Oldcastle, Mr. Wayman worked as a turnaround and restructuring advisor with Macquarie Capital (USA), Inc. from April 2008 to September 2012. Prior to Macquarie Capital (USA), Inc., Mr. Wayman held investment banking roles at J.P. Morgan and Barclays Capital as well as a corporate finance position at Fleet Securities, Inc. Mr. Wayman holds a Bachelor of Science degree in Engineering Science and Economics from Vanderbilt University.

Directors and Director Nominees

Kevin Barner—Mr. Barner will become a director upon the listing of our common stock. Mr. Barner is a Director of Lone Star North America Acquisitions LLC, an affiliate of ours and Lone Star, where he focuses on origination and underwriting activities related to corporate private equity and debt investments throughout the Americas region. Prior to his current role, from August 2012 until June 2014, Mr. Barner was a Vice President at Hudson Americas L.P., an affiliate of ours and Lone Star, serving in an origination, underwriting, and asset management role on various operating company investments made by several of Lone Star’s funds. Prior to joining Hudson Americas, from March 2006 until August 2012, Mr. Barner served as a Vice President and Associate at The Halifax Group, a middle-market private equity firm with over $1.0 billion under management. While at Halifax, Mr. Barner was responsible for identifying, evaluating and sourcing private equity investment opportunities and was a board member or board observer for several of Halifax’s portfolio companies, including, Service Champ, Aptiv Solutions, North American Video, and XLA. From July 2004 until March 2006, Mr. Barner was an Analyst with BB&T Capital Markets Investment Banking platform specializing in mergers and acquisitions across a variety of industries. Mr. Barner served as a member of the board of directors of Continental Building Products, Inc. from March 2015 to March 2016 and currently serves as a member of the board of directors of a number of privately held companies.

Mr. Barner brings broad expertise in financial management to the board of directors. His extensive experience in private equity and the financial markets also allows him to make valuable contributions with respect to our capital structure and financing, acquisition and investing activities.

Robert Corcoran—Mr. Corcoran will become a director upon the listing of our common stock. Mr. Corcoran is Senior Advisor – Global Operations for Hudson Advisors LP, an affiliate of ours and Lone Star, a position he has held since January 2016. Mr. Corcoran was formerly President and Chief Operating Officer of Hudson Advisors, a position he held from July 2014 to December 2015, and prior to that served as President and Chief Financial Officer of Hudson Advisors since 1993. Before joining Hudson Advisors, Mr. Corcoran served as the Controller for Brazos Asset Management, Inc. and American Real Estate Group. Mr. Corcoran began his career with the accounting firm of Touche Ross & Co. in San Antonio. He is a CPA and holds a Bachelor of Science degree from the University of Texas at San Antonio.

Mr. Corcoran brings a significant level of management and asset-oversight expertise to the board from his career with Hudson Advisors. His service as an executive also provides the board with valuable insight regarding management’s day-to-day duties and responsibilities. Mr. Corcoran’s service on our advisory board also provides him with a working knowledge of our business and operations.

Samuel D. Loughlin—Mr. Loughlin will become a director and Chairman of the Board upon the listing of our common stock. Mr. Loughlin currently serves as President of Lone Star North America Acquisitions, LLC, an affiliate of ours and Lone Star, where he is responsible for the management and oversight of all originations initiatives in North America. Previously, from 2011 to 2013, he served as Managing Director and Senior Managing Director of Lone Star U.S. Acquisitions, LLC. Mr. Loughlin joined Hudson Americas LP, an affiliate of ours and Lone Star, in 2008 and focused on directing the management of the corporate assets located in North America. From 2008 to 2011, he served in various capacities at Hudson Americas, with responsibility for its retail and restaurant operating companies, in addition to leading teams in special originations initiatives. Mr. Loughlin has more than 18 years of finance and legal experience, including mergers and acquisitions, financing, private equity investment, originations and asset management transactions. Prior to joining Hudson Americas, Mr. Loughlin was a Partner of a Texas-based private equity firm with real estate, operating company and securities holdings, where he was responsible for legal oversight, deal structuring, asset evaluation, acquisitions and sales. Prior to that, Mr. Loughlin served as an attorney at Vinson & Elkins LLP, where he was a member of the Business and Corporate Securities group, with experience in venture capital and mezzanine financing transactions, private and public securities offerings, mergers and acquisitions, management buyouts and debt financing transactions. Mr. Loughlin also served as chairman of the board of directors of Del Frisco’s Restaurant Group, Inc. from July 2012 through December 2013, and served as chairman of the board of directors of Continental Building Products, Inc. from February 2014 through March 2015 and currently serves as a member of the board of directors of a number of privately held companies.

Mr. Loughlin has significant experience with the strategic, financial and operational requirements facing operating companies in various industries, allowing him to guide the board in analyzing, shaping, and overseeing our execution of important operational and policy issues. His responsibilities for Lone Star’s operating companies in North America, including our company, also provide Mr. Loughlin with a working knowledge of our business and operations that are important to the development of the board.

Clint McDonnough—Mr. McDonnough will become a director upon the listing of our common stock. Mr. McDonnough has been the Managing Partner of McDonnough Consulting LLC, a consulting firm, since May 2016. Before retiring in June 2015, Mr. McDonnough served 38 years for Ernst & Young LLP, most recently serving as the Managing Partner of the firm’s Dallas office. In his role as Managing Partner, Mr. McDonnough was responsible for leading all day-to-day practice operations in one of the firm’s largest markets. Prior to serving as Managing Partner, Mr. McDonnough was the firm’s Managing Partner of Assurance & Advisory Business Services for the southwest area practice. Mr. McDonnough has been a member of the board of directors of UDR, Inc. and ORIX USA Corporation since February 2016 and April 2016, respectively, and has served as a member of our Advisory Board since July 1, 2015. Mr. McDonnough is also active in, and serves on the boards of, several charitable and educational organizations.

Mr. McDonnough brings a significant level of financial and accounting expertise to the board developed during his more than 35 year career with Ernst & Young. This experience, in particular his experience gained working with numerous listed companies, provides valuable insight regarding public company reporting matters, as well as insight into the process of an audit committee’s interactions with the board and management. Mr. McDonnough’s service on our advisory board also provides him with a working knowledge of our business and operations.

John McPherson—Mr. McPherson will become a director upon the listing of our common stock. Mr. McPherson has been Executive Vice President, Chief Financial and Strategy Officer of Vulcan Materials Company, a publicly-traded producer of construction aggregates, asphalt mix and ready-mixed concrete, since July 2014. Prior to assuming his current position, Mr. McPherson served in a number of roles for Vulcan, including Executive Vice President and Chief Financial Officer from January 2014 to July 2014, Senior Vice President – East Region from November 2012 to December 2013 and Senior Vice President, Strategy and Business Development from October 2011 to November 2012. Before joining Vulcan in October 2011, Mr. McPherson worked at McKinsey & Company, Inc., a global management consulting firm, beginning in 1995, most recently serving as Senior Partner from 2006 to 2011.

Mr. McPherson brings a significant level of financial and accounting expertise to the board developed during his professional career, including through his service as a Chief Financial Officer. Mr. McPherson’s valuable public company experience also provides the board with valuable insight regarding public company reporting matters, as well a first-hand view of management’s day-to-day duties and responsibilities. Mr. McPherson’s service on our advisory board also provides him with a working knowledge of our business and operations.

Chris Meyer—Mr. Meyer will become a director upon the listing of our common stock. Mr. Meyer has been a Managing Director of Hudson Americas L.P., an affiliate of ours and Lone Star, since February 2015. Mr. Meyer has oversight responsibility for a number of Lone Star’s private equity investments, including our company, and also assists with the due diligence and underwriting of potential operating company investments. Prior to joining Hudson Americas, Mr. Meyer held a number of positions with McKinsey & Company, Inc., a global management consulting firm, most recently serving as a Director (Senior Partner). While at McKinsey, Mr. Meyer managed the Dallas office, co-led the Consumer Practice group and co-founded McKinsey’s Consumer Marketing Analytics Center. Mr. Meyer currently serves as a member of the board of directors of a number of privately held companies, including several for which he serves as chairman. Mr. Meyer earned a Bachelor of Science degree in Industrial Engineering from North Carolina State University and a Masters of Business Administration degree from Harvard Business School.

Mr. Meyer’s background, including as a management consultant in a wide range of industries, allows him to assist the board in understanding and addressing a wide variety of the issues it faces. Mr. Meyer also brings significant financial and operational expertise developed through his past and current leadership and oversight roles. His responsibilities for Lone Star’s companies, including our company, also provide Mr. Meyer with a deep working knowledge of our business and operations.

Jacques Sarrazin—Mr. Sarrazin will become a director upon the listing of our common stock. Mr. Sarrazin has also been a Partner at and President of JMH Conseil, a strategy and development consulting firm, since 2015. Mr. Sarrazin has also been an Affiliate Partner at Lindsay Goldberg, a private equity fund, since 2015. Prior to 2015, Mr. Sarrazin held a number of executive positions with Lafarge SA, a French industrial company, over a period of almost 25 years, most recently serving as Group Vice President of Strategy from 2007 to 2014. Prior to Lafarge, Mr. Sarrazin was employed by Pechiney, an aluminum company, and served as a research fellow at Ecole Polytechnique in Paris. Mr. Sarrazin holds a degree in Mining Engineering from Ecole des Mines, Nancy and a PhD from the University of Texas at Austin.

Mr. Sarrazin brings a significant level of industry experience to the board developed during his approximately 25 year career in the industrial and construction industries, including as an executive at Lafarge. His service as an executive also provides the board with valuable insight regarding management’s day-to-day duties and responsibilities. Mr. Sarrazin’s service on our advisory board also provides him with a working knowledge of our business and operations.

Chadwick Suss—Mr. Suss will become a director upon the listing of our common stock. Mr. Suss has been a Director of Hudson Americas L.P., an affiliate of ours and Lone Star, since July 2015 and prior to that, served as a Vice President starting in August 2013. His responsibilities include identifying investment opportunities, managing acquisition processes, driving portfolio company performance and working on investment exits. Mr. Suss’s asset management responsibilities include the building products and shipping businesses of Lone Star’s operating companies. Prior to joining Hudson Americas, Mr. Suss worked as a turnaround and restructuring advisor with AlixPartners from March 2009 to July 2013. Prior to AlixPartners, Mr. Suss held investment banking roles at J.P. Morgan and A.G. Edwards as well as corporate finance positions at S.C. Johnson. Mr. Suss served as a member of the board of directors of Continental Building Products, Inc. from February 2014 to March 2016.

Mr. Suss brings broad financial and operational expertise to the board of directors developed through roles in management consulting, investment banking and corporate finance across a variety of industries. Mr. Suss’s background and expertise allow him to help the board identify, understand and address a wide variety of issues.

Kyle Volluz—Mr. Volluz has been a member of our board of directors since June 21, 2016. Mr. Volluz has been a Managing Director with Hudson Advisors L.P., an affiliate of ours and Lone Star, since January 2015, and for the five years prior to that, a Director with Hudson Advisors, in each case, with responsibility for the management of the Legal Department. In such capacity, Mr. Volluz oversees all legal issues impacting operating companies that are affiliates of Lone Star within North America, as well as other corporate investments for which Hudson Advisors or its subsidiaries provide asset management services in North America. In particular, Mr. Volluz has been actively involved in the negotiation and closing of numerous lending transactions, acquisitions and asset sales for us and other Lone Star portfolio companies since joining Hudson Advisors in 2009. Previously, Mr. Volluz was Senior Vice President and Director of Legal Services for Goldman Sachs Specialty Lending Group, an affiliate of Goldman, Sachs & Co., a position he held from 2005 to 2009. Prior thereto, Mr. Volluz was an attorney with Baker Botts LLP and Thompson & Knight LLP, where he supported clients in various types of commercial banking transactions, mergers and acquisitions, private and public securities offerings and debt financing transactions. Mr. Volluz served as a member of the board of directors of Continental Building Products, Inc. from February 2014 to March 2016 and currently serves as a member of the board of directors of a number of privately held companies. Mr. Volluz graduated from the University of Texas at Austin in Austin, Texas. He holds a Master of Business Administration degree from the Thunderbird School of Global Management in Glendale, Arizona, and a Juris Doctor degree from the Dedman School of Law at Southern Methodist University in Dallas, Texas.

Mr. Volluz’s knowledge of our company allows him to bring a well-informed perspective to the board of directors regarding our operations and the associated legal risks. His extensive experience with capital market transactions, both involving our company and other affiliates of Lone Star, also allows him to make valuable contributions with respect to our capital structure and financing and investing activities. His legal background also provides valuable insight to the board regarding issues we may face.

Grant Wilbeck—Mr. Wilbeck will become a director upon the listing of our common stock. Mr. Wilbeck has served as Managing Director of Lone Star North America Acquisitions LLC, an affiliate of ours and Lone Star, since 2013, where he focuses on origination and underwriting activities related to corporate private equity and debt investments. Previously, from 2007 to 2013, he served in various capacities at Hudson Americas L.P., an affiliate of ours and Lone Star, with asset management responsibility across all retail and restaurant operating companies focusing on operational performance, capital structure and acquisition opportunities. Prior to joining Hudson Americas, Mr. Wilbeck was at APS Financial Corp. where he was a research analyst focused on distressed debt and special situations. Mr. Wilbeck served as a member of the board of directors of Continental Building Products, Inc. from February 2014 to March 2016 and currently serves as a member of the board of directors of a number of privately held companies.

Mr. Wilbeck brings broad expertise in financial management to the board of directors. His extensive experience in the financial markets also allows him to make valuable contributions with respect to our capital structure and financing and investing activities.

There are no family relationships among any of our directors or executive officers.

Director Compensation

We have not paid any compensation to our non-employee directors for their services as directors. However, we intend to pay compensation to independent directors following the completion of this offering. We expect to pay an annual retainer of $65,000 per year to each independent director for his or her services, with an additional $20,000 annual fee for service as the chair of the audit committee, a $15,000 annual fee for service as the chair of the compensation committee, $10,000 for service as the chair of the nominating and corporate governance committee and $7,500 for service on a committee of the board. We also expect independent directors to receive an annual equity grant valued at approximately $75,000. Such cash fees are expected to be paid quarterly in arrears. We also intend to grant each of our independent directors 1,000 pool units under the LTIP.

Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The members of each class will serve for a three-year term. As a result, one-third of our board of directors will be elected each year. Messrs. Barner, Bradley, Corcoran and Suss will be class I directors, up for election in 2017, Messrs. Loughlin, Meyer, Volluz and Wilbeck will be class II directors, up for election in 2018, and Messrs. McDonnough, McPherson and Sarrazin will be class III directors, up for election in 2019. See “Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws to be Adopted and Delaware Law That May Have an Anti-Takeover Effect—Classified Board of Directors.”

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a charter adopted by our board of directors. Upon the closing of this offering, the composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and NASDAQ rules.

Following this offering, Lone Star will continue to control more than 50% of the voting power of our common stock in the election of directors. Accordingly, we intend to avail ourselves of the “controlled company” exception available under NASDAQ rules which eliminates certain requirements, such as the requirements that a company have a majority of independent directors on its board of directors, that compensation of executive officers be determined, or recommended to the board of directors for determination, by a majority of the independent directors or a compensation committee composed solely of independent directors, and that director nominees be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominations committee composed solely of independent directors. In the event that we cease to be a controlled company, we will be required to comply with these provisions within the transition periods specified in the applicable rules. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and NASDAQ with respect to our audit committee within the applicable time frame.

Committees of the Board of Directors

Audit Committee

The primary responsibilities of our audit committee will be to oversee the accounting and financial reporting processes of our company as well as our subsidiary companies, and to oversee the internal and external audit processes. The audit committee will also assist the board of directors in fulfilling its oversight responsibilities by reviewing the financial information provided to stockholders and others, and the system of internal controls established by management and the board of directors. The audit committee will oversee the independent auditors, including their independence and objectivity. However, committee members will not act as professional accountants or auditors, and their functions are not intended to duplicate or substitute for the activities of management and the independent auditors. The audit committee will be empowered to retain independent legal counsel and other advisors as it deems necessary or appropriate to assist it in fulfilling its responsibilities, and to approve the fees and other retention terms of the advisors.

The audit committee is composed of three members, Messrs. McDonnough, McPherson and Suss, with Mr. McDonnough serving as chair. Our board of directors has determined that each of Messrs. McDonnough and McPherson is independent, as defined under and required by the federal securities laws and NASDAQ rules. Our board of directors has determined that Mr. McDonnough qualifies as an audit committee financial expert under the federal securities laws and that each member of the audit committee has the financial sophistication required under NASDAQ rules. The rules of the SEC and NASDAQ require us to have a fully independent audit committee within one year of the date of the effectiveness of the registration statement of which this prospectus is a part and the listing of our common stock, respectively.

Compensation Committee

The primary responsibilities of our compensation committee will be to periodically review and approve the compensation and other benefits for our employees, officers and independent directors. This will include reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers in light of those goals and objectives, and setting compensation for these officers based on those evaluations. Our compensation committee will also administer and have discretionary authority over the issuance of equity awards under our equity incentive plan.

The compensation committee may delegate authority to review and approve the compensation of our employees to certain of our executive officers, including with respect to awards made under our equity incentive plan. Even where the compensation committee does not delegate authority, our executive officers will typically make recommendations to the compensation committee regarding compensation to be paid to our employees and the size of equity grants under our equity incentive plan.

The compensation committee is composed of three members, Messrs. McPherson, Meyer and Wilbeck, with Mr. Meyer serving as chair. For so long as we are a controlled company, we are not required to have a compensation committee composed entirely of independent directors under NASDAQ rules. Our board of directors has nonetheless determined that Mr. McPherson is independent under NASDAQ rules.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will oversee all aspects of our corporate governance functions. The committee will make recommendations to our board of directors regarding director candidates and assist our board of directors in determining the composition of our board of directors and its committees. The nominating and corporate governance committee is composed of three members, Messrs. Barner, McDonnough and Volluz, with Mr. Volluz serving as chair. For so long as we are a controlled company, we are not required to have a nominating and corporate governance committee composed entirely of independent directors under NASDAQ rules.

Code of Conduct and Ethics

Our board of directors has adopted a code of conduct and ethics that establishes the standards of ethical conduct applicable to all directors, officers and employees of our company. The code will address, among other things, conflicts of interest, compliance with disclosure controls and procedures and internal control over financial reporting, corporate opportunities and confidentiality requirements. The audit committee will be responsible for applying and interpreting our code of conduct and ethics in situations where questions are presented to it. We expect that any amendments to the code or any waivers of its requirements applicable to our principal executive, financial or accounting officer, or controller will be disclosed on our website at forterrabp.com. Our website is not part of this prospectus.

Compensation Committee Interlocks and Insider Participation

Our compensation committee is composed of Messrs. McPherson, Meyer and Wilbeck. None of our executive officers currently serves, or has served during the last completed fiscal year, as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors. For a description of the transactions between us and members of the compensation committee, and entities affiliated with such members, see the transactions described under the section entitled “Certain Relationships and Related Party Transactions.”

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

In this section, the Compensation Discussion and Analysis, or CD&A, we provide an overview of our compensation philosophy and each element of our executive compensation program with regard to the compensation awarded to, earned by, or paid to our named executive officers, or NEOs, during our fiscal year ended December 31, 2015. Throughout this section, we also provide information on certain changes we have made to our NEO compensation program since December 31, 2015.

For the fiscal year ended December 31, 2015, our NEOs were:

Named Executive Officer	Title
Jeffrey Bradley	Chief Executive Officer
William Matthew Brown	Executive Vice President, Chief Financial Officer
Mark Carpenter	President, Drainage Pipe & Products
Charles L. Ward	Senior Vice President and General Manager, Bricks
Plamen Jordanoff	Former Chief Executive Officer
Mark Conte	Former Chief Financial Officer
Scott Szwejbka	Former Senior Vice President, Pipe & Precast

During 2015, each of our NEOs, with the exception of Mr. Ward, was employed by Forterra Pipe and Precast, LLC, and Mr. Ward was employed by Forterra Brick, LLC, both of which are wholly owned subsidiaries of ours. References in this CD&A to compensation paid by the Company include compensation paid by these entities.

Mr. Bradley commenced employment with us as Chief Executive Officer on August 31, 2015, succeeding Mr. Jordanoff, who was terminated effective September 1, 2015. Mr. Conte was terminated as Chief Financial Officer on June 5, 2015 and was succeeded by Mr. Brown, who assumed this position on August 26, 2015. Mr. Szwejbka was terminated as Senior Vice President, Pipe & Precast effective December 31, 2015. During fiscal year 2015, Mr. Carpenter served as Senior Vice President, Hanson Engineered Products, and was appointed as Senior Vice President and General Manager, Drainage Pipe & Products on January 1, 2016, following Mr. Szwejbka’s termination. Forterra Brick, LLC will no longer be a subsidiary of ours following the Bricks Disposition and therefore, Mr. Ward’s employment with us will end at that time.

Compensation Philosophy

Our compensation programs are designed to attract, motivate, retain and reward our employees in order to promote our long-term success, growth and profitability. In setting compensation levels and designing program elements, we seek to establish overall compensation levels that are internally equitable and competitive within the industries in which we compete for talent. We regularly review our executive officer compensation program with the goal of motivating our executive team to achieve our strategic goals and aligning them with the interests of our stockholders. In particular, we seek to:

•	Align the base salary and incentive compensation of our executive officers to those of comparable companies of similar size in our industry to enable us to hire and retain skilled, experienced and talented individuals;

•	Focus a meaningful portion of our executive officers’ compensation on achieving financial metrics that are tied to the Company’s performance over both short-term and long-term horizons, thereby aligning their interests to those of our stockholders;

•	Recognize and reward individual excellence; and

•	Provide balanced incentives that motivate our executives to achieve our short-term and long-term goals without incentivizing executives to take excessive risks.

Following the completion of this offering, the compensation committee of our board of directors will be responsible for the implementation and oversight of our compensation program for our non-employee directors and executive officers.

Elements of 2015 Compensation

The principal elements of our 2015 compensation program are described in the table that follows:

Element	Description	Purpose
Base salary	Fixed level of annual cash compensation, reviewed annually.	Provides a competitive level of base pay designed to attract and retain qualified executives.

Annual incentive compensation	Annual cash performance bonus payable based upon attainment of short-term objectives. The total target level of annual incentive compensation is set for each individual as a percentage of that individual’s base salary. Annual incentive awards are then earned based on (i) the achievement of financial metrics of the Company and/or one of its segments established by Forterra Pipe and Precast LLC’s and Forterra Brick, LLC’s boards of directors, as applicable, and/or (ii) the achievement by that individual of certain individual goals established by Forterra Pipe and Precast LLC’s board of directors, for Mr. Jordanoff, and established by Mr. Jordanoff for his direct-reports, including all other NEOs. For 2015, Messrs. Bradley and Brown’s annual incentives were based entirely upon the achievement of financial goals. Based on the board’s and CEO’s (for all NEOs other than himself) assessment of the achievement of these financial and/or personal goals, payment of the annual incentive compensation can range from 0% to 200% of the targeted amount.	Motivates executives to drive performance and rewards executives for achievement in key areas of operational and financial performance.

Long-term incentive compensation	Cash-based long term incentive plan established and maintained by Concrete Holdings entitling participants to potential cash payouts upon designated liquidity events in which our direct and indirect equity holders immediately prior to this offering realize a specified internal rate of return.	Motivates and rewards executives for increasing Company value and serves to directly align executive compensation with our equity holders’ realized returns.

Element	Description	Purpose
Benefits and perquisites

•       Participation in broad-based employee plans offered to our full-time employees generally.

•       Relocation benefits for newly hired executives or those who are required to relocate in connection with their employment.

•       Use of cars leased by the Company as part of its fleet lease program, together with a fuel card.

•       401(k) plan Company-sponsored contribution of up to 3% of covered compensation and additional Company-sponsored match of up to 3% of covered compensation.

Provides competitive benefits and limited perquisites to attract and retain executives. Most of the benefits offered to our executives are similarly offered to all salaried U.S. employees.

2015 Compensation-Setting Process

For 2015, we generally retained the same compensation program elements established by HeidelbergCement prior to the Acquisition. Compensation levels in 2015 for key executive employees, including our NEOs, were set by the boards of directors of Forterra Pipe and Precast LLC and Forterra Brick, LLC, as applicable, and reflected certain adjustments commensurate with our NEOs’ expanded roles and responsibilities following the Acquisition. The Company did not utilize the services of a compensation consultant during 2015, but expects to engage a compensation consultant in connection with becoming a public company. As noted above, following the completion of this offering, our compensation committee will be responsible for the implementation and oversight of our compensation program for our executive officers.

Employment Agreements

Jeffrey Bradley

Forterra Pipe and Precast, LLC has entered into an employment agreement with Mr. Bradley dated as of July 8, 2015, under which he assumed the role of Chief Executive Officer as of August 31, 2015. This employment agreement establishes Mr. Bradley’s initial annual base salary at $800,000 per year and a bonus potential of up to 200% of base salary (pro-rated for 2015). Mr. Bradley’s employment agreement also sets forth certain severance provisions that apply in the event that he is terminated without cause (as defined in his employment agreement), resigns for good reason (as defined in his employment agreement), or terminates employment as a result of death or disability. These payments are described in further detail in the section entitled “—Potential Payments Upon Termination or Change in Control” below and are subject to Mr. Bradley’s execution and nonrevocation of a mutual general release of claims and continued compliance with the restrictive covenants contained in his employment agreement. The employment agreement contains a number of restrictive covenants, including a 12-month post termination non-competition covenant, a 12-month post termination employee and business contact non-solicitation provision, and a mutual non-disparagement covenant.

William Matthew Brown

Forterra Pipe and Precast, LLC has entered into an amended and restated employment agreement with Mr. Brown dated as of June 28, 2016, the terms of which are similar, in all material respects, to those contained in his prior employment agreement. Pursuant to his prior employment agreement, dated July 13, 2015, Mr. Brown assumed the role of Executive Vice President and Chief Financial Officer as of August 26, 2015. This employment agreement established Mr. Brown’s minimum annual base salary at $350,000 per year and a bonus potential of up to 200% of base salary (pro-rated for 2015). Pursuant to this employment agreement, Mr. Brown’s pro-rated annual bonus for 2015 was guaranteed at a minimum of $198,333.33. Mr. Brown’s employment agreement also sets forth certain severance provisions that apply in the event that he is terminated without cause (as defined in his employment agreement), resigns for good reason (as defined in his employment agreement), or terminates employment as a result of death or disability. These payments are described in further detail in the section entitled “—Potential Payments Upon Termination or Change in Control” below and are subject to Mr. Brown’s execution and nonrevocation of a general release of claims and continued compliance with the restrictive covenants contained in his employment agreement. The employment agreement contains a number of restrictive covenants, including a 12-month post termination non-competition covenant, a 12-month post termination employee and business contact non-solicitation provision, and a mutual non-disparagement covenant.

None of the other NEOs is currently subject to an employment agreement with the Company or any of its subsidiaries.

Separation Agreements

Plamen Jordanoff

Forterra Pipe and Precast, LLC entered into a separation agreement with Mr. Jordanoff dated as of July 27, 2015, which provides for the payment of certain severance amounts and the provision of certain benefits. The key terms of this agreement are described below in the section entitled “—Potential Payments Upon Termination or Change in Control.”

Mark Conte

Forterra Pipe and Precast, LLC entered into a confidential separation agreement and full release of claims with Mr. Conte as of June 12, 2015. This agreement provided for the payment of certain severance amounts and the continued provision of medical, dental, and vision benefits through June 30, 2016. In addition, under the policies of Forterra Pipe and Precast, LLC, Mr. Conte was entitled to the payment of a pro-rated 2015 bonus based on the terms of the Annual Incentive Plan. The other key terms of this agreement are described below in the section entitled “—Potential Payments Upon Termination or Change in Control.”

Scott Szwejbka

Forterra Pipe and Precast, LLC entered into a confidential separation agreement and full release of claims with Mr. Szwejbka as of December 31, 2015. This agreement provides for the payment of certain separation benefits and the continued provision of medical, dental, and vision benefits through December 31, 2016, as described below in the section entitled “—Potential Payments Upon Termination or Change in Control.” In addition, Mr. Szwejbka was entitled to payment of his full fiscal year 2015 annual bonus based on the terms of the Annual Incentive Plan.

Detailed Discussion of 2015 Compensation Program

Base Salary

Our NEOs’ base salaries are established based on external market competitiveness, Company performance, individual performance, and internal equity. Pursuant to their respective employment agreements and based upon arms’ length negotiations, the salaries for Messrs. Bradley and Brown were set at $800,000 and $350,000, respectively, for the 2015 fiscal year. At the start of 2015, the base salaries for Messrs. Carpenter and Ward were $267,800 and $242,098, respectively. Prior to their terminations, Messrs. Jordanoff’s, Conte’s and Szwejbka’s base salaries were $650,000, $302,508 and $300,000 respectively.

Generally, salaries are subject to annual review. However, at the time of the Acquisition, given the new duties relating to operating a stand-alone business, Mr. Jordanoff’s base salary was increased from $430,500 to $650,000. Similarly, based on the additional duties encompassed with operating as a stand-alone business, Mr. Carpenter’s base salary was increased to $280,000, Mr. Ward’s base salary was increased to $250,000, and Mr. Szwejbka’s base salary was increased to $275,000. Mr. Szwejbka’s base salary was again increased in October of 2015 to $300,000 in recognition of his expanded role and responsibilities in connection with the Cretex Acquisition.

As a result of the 2016 annual review process, and in recognition of Mr. Brown’s and Mr. Carpenter’s expanded duties and strong performance, their base salaries were increased to $400,000 and $300,000, respectively, for the 2016 fiscal year.

Annual Incentives

The Company maintains an Annual Incentive Plan in which full-time salaried employees, including each of our NEOs participates. For 2015, each NEO’s target and maximum annual bonus payouts under this plan were as follows:

NEO	Target Bonus (as a percentage of annual base salary)		Maximum Bonus (as a percentage of annual base salary)
Jeffrey Bradley(1)	100%		200%
William Matthew Brown(1)	100	%(2)	200%
Mark Carpenter	50%		100%
Charles L. Ward	50%		100%
Plamen Jordanoff	100%		200%
Mark Conte	40%		80%
Scott Szwejbka	50%		100%

(1)	The bonus potentials for Messrs. Bradley and Brown were based upon their pro-rated base salary for the portion of 2015 during which they were employed by the Company.
(2)	As described above in the section entitled “—Employment Agreements,” per the terms of his employment agreement, Mr. Brown was guaranteed a minimum annual bonus of $198,333.33 for 2015.

The Annual Incentive Plan for our 2016 fiscal year removes the maximum bonus provisions, allowing our NEOs to earn larger bonuses in the event of exceptional Company and individual performance.

For 2015, annual bonuses were earned based on the achievement of certain company-wide or, for NEOs primarily responsible for the oversight of a particular division, division-level financial performance metrics as well as the achievement of individual management by objectives, or MBOs, for all of the NEOs except Messrs. Bradley and Brown. The relative weighting of each performance target for the NEOs was as follows:

NEO	Financial Metric (Company-wide EBITDA(1))	Financial Metric (North American EBITDA(2) )	Financial Metric (Division- Specific EBITDA)	Personal MBOs
Jeffrey Bradley	100%	—	—	—
William Matthew Brown	100%	—	—	—
Mark Carpenter	—	20%	60%	20%
Charles L. Ward	—	20%	60%	20%
Plamen Jordanoff	80%	—	—	20%
Mark Conte	40%	—	—	60%
Scott Szwejbka	—	20%	60%	20%

(1)	Includes U.S., Eastern Canada and Forterra UK operations, which were part of our business during 2015.
(2)	Includes U.S. and Eastern Canada operations.

Individual MBOs varied for each NEO, other than Messrs. Bradley and Brown, whose 2015 annual incentives were based entirely upon the achievement of Company-wide EBITDA targets. Individual MBOs included performance metrics such as achievement of various safety metrics, working capital targets or sales and costs goals and execution on key business projects relevant to the specific NEO’s primary area of responsibility.

Based on the achievement of these financial and individual performance objectives, final payouts under the 2015 Annual Incentive Plan were as follows for each NEO:

NEO	Actual Bonus Payout
Jeffrey Bradley	$534,795
William Matthew Brown	$243,562
Mark Carpenter	$268,450
Charles L. Ward	$236,425
Plamen Jordanoff	$1,083,333 (pursuant to separation and release agreement)
Mark Conte	$50,417.95 (pro-rated based on period employed)
Scott Szwejbka	$271,318

Long Term Incentive Plan

Following the Acquisition, Lone Star implemented a new cash-based long term incentive plan, the LSF9 Concrete Holdings Ltd. Long Term Incentive Plan, or the LTIP. Under the LTIP, participants are granted pool units entitling them, subject to the terms of the LTIP, to a potential cash payout upon a designated liquidity event.

Generally, for purposes of the LTIP, a liquidity event occurs when:

•	Lone Star Fund IX (U.S.), L.P. and/or its affiliates sell, transfer or otherwise dispose of all or a portion of their direct and indirect ownership interests in Concrete Holdings or a respective successor entity (whether through a direct sale, merger, consolidation, reorganization, or other similar transaction) to an unrelated third party for cash;

•	a firm commitment underwritten public offering of the equity interests of Concrete Holdings or a respective successor entity is consummated that either (1) is registered under the Securities Act, or (2) results in such equity interests being admitted for trading on either the Main Market or the AIM market of the London Stock Exchange, in each case, where Lone Star Fund IX (U.S.), L.P. and/or its affiliates sell all or a portion of their direct and indirect ownership interests in Concrete Holdings or a respective successor entity, as applicable, in such offering; or

•	Concrete Holdings pays any cash distributions to Lone Star Fund IX (U.S.), L.P. and/or its affiliates (including in connection with a sale of the assets of Concrete Holdings or a respective successor entity).

Concrete Holdings, an affiliate of ours, maintains, and is obligated for all payments under the LTIP. We are considered a successor entity of Concrete Holdings for purposes of the occurrence of a liquidity event under the LTIP. The LTIP was effective March 13, 2015. As of December 31, 2015, five of our NEOs, Messrs. Bradley, Brown, Carpenter, Jordanoff, and Szwejbka participated in the LTIP. In April of 2016, Mr. Carpenter received a revised award under the LTIP. In connection with the offering, we or one of our subsidiaries will become directly liable for any payment obligations triggered under the LTIP, but Concrete Holdings or one of its affiliates will remain obligated to make payments to us in amounts equal to any payment obligations triggered under the LTIP as and when such payment obligations are triggered under the LTIP.

During fiscal year 2015, Mr. Jordanoff was awarded 400,000 pool units under the LTIP, Mr. Bradley was awarded 350,000 pool units under the LTIP, Mr. Brown was awarded 100,000 pool units under the LTIP, and Mr. Szwejbka was awarded 50,000 units under the LTIP. In April 2016, Mr. Carpenter was awarded 80,000 pool units under the LTIP (superseding a prior June 2015 grant of 50,000 pool units). The total number of pool units authorized under the LTIP is 1,000,000. The LTIP will remain outstanding following this offering. While Concrete Holdings does not expect to increase the total number of pool units authorized under the LTIP, Concrete Holdings has made additional grants to other officers in 2016 and may make future limited grants under the LTIP.

Unless there is a payment owed under the terms of the LTIP on or before August 31, 2016, which is not currently anticipated, all of the pool units granted to Mr. Jordanoff will be forfeited on September 1, 2016 in accordance with the terms of his separation and release agreement. Pursuant to the terms of his award agreement, all of the pool units granted to Mr. Szwejbka were forfeited on June 30, 2016, in connection with his termination of employment in December 2015.

Of the units granted to Mr. Bradley, subject to his continued employment, 35,000 will become vested on each of the first, second and third anniversaries of the August 15, 2015 grant date and the remainder will only become vested upon the occurrence of a liquidity event in which Lone Star Fund IX (U.S.), L.P. and its affiliates have sold, transferred or otherwise disposed of all of their direct or indirect ownership interests in Concrete Holdings to an unrelated third party for cash while Mr. Bradley (or the relevant participant) is still employed by Forterra Pipe and Precast, LLC or an affiliate, such a liquidity event referred to as an Exit Transaction.

Of the units granted to Mr. Brown, subject to his continued employment 10,000 will become vested on the second anniversary of the August 26, 2015 grant date, 5,000 will become vested on each of the third and fourth anniversaries of the grant date, and the remainder will only become vested upon the occurrence of an Exit Transaction.

However, as described in the section entitled “Potential Payments Upon Termination or Change in Control” below, even vested pool units held by an LTIP participant will remain subject to forfeiture in the event of a termination for cause (as defined in their respective employment agreements) or in the event that no Exit Transaction occurs by the sixth anniversary of the grant date (or fifth anniversary of the grant date for Mr. Brown) and the participant is no longer employed by Forterra Pipe and Precast, LLC or an affiliate.

The units granted to Mr. Carpenter are not subject to vesting provisions, but remain subject to forfeiture in the event of his failure to comply with certain restrictive covenants, including a non-competition and non-solicitation provision, his termination of employment (although he may retain all pool units for six months following a termination without cause (as determined by the LTIP administrator)), or upon the occurrence of an Exit Transaction.

Under the LTIP, in the event of a Liquidity Event while the participant is still employed, the participant will be entitled to a payment based on the full number of his then outstanding pool units, whether or not vested at the time.

The value of a participant’s pool units is determined as of the closing date of each liquidity event relative to that participant’s interest in the incentive pool, calculated as the number of outstanding pool units (whether vested or unvested) held by the individual participant, divided by the aggregate number of pool units outstanding under the LTIP. The amount of profits credited to the incentive pool under the LTIP in connection with a liquidity event is based upon the cumulative internal rate of return (pursuant to the terms of the LTIP) realized upon a liquidity event by Concrete Holdings, direct and indirect equity holders immediately prior to this offering. In addition, the incentive pool will not be credited with any amounts and no payouts will be made unless such internal rate of return is at least 15%. Payments under the LTIP, if earned pursuant to the LTIP, are made in cash within sixty days after the closing of the applicable liquidity event. This offering is not expected to trigger any payouts under the LTIP.

The amount of profits that are credited to the LTIP incentive pool upon a liquidity event are summarized in the table and narrative below:

Cumulative IRR Achieved from Aggregate LE Cash Received	Percentage of the Incremental LE Profit Amount to be Credited as LE Participation Amount
14.99% or less	0.0%
Over 15% up to 16.49%	2.50% of excess over 15%
Over 16.5% up to 17.99%	5.50% of excess over 16.5%
Over 18% up to 19.99%	7.00% of excess over 18%
Over 20% up to 22.99%	8.00% of excess over 20%
Over 23% up to 25.99%	9.00% of excess over 23%
Over 26% up to 28.99%	9.75% of excess over 26%
Over 29% up to 31.99%	10.00% of excess over 29%
Over 32% up to 34.99%	10.50% of excess over 32%
Over 35% up to 44.99%	12.25% of excess over 35%
Over 45%	5.00% of excess over 45%

Upon a liquidity event, the incentive pool will be credited with an amount equal to the “LE Participation Amount,” which is to be a portion of the excess of:

(i) the sum of the net cash proceeds from the event causing the liquidity event actually received by Concrete Holdings’ direct and indirect equity owners net of transaction costs and expenses, or the LE Cash Received, plus all prior LE Cash Received (collectively with the current LE Cash Received, the Aggregate LE Cash Received), over

(ii) the beginning equity value (as defined in the LTIP) (such excess, the LE Profit Amount).

To determine such portion, Concrete Holdings will calculate a cumulative internal rate of return, or IRR (pursuant to the terms of the LTIP) with respect to the Aggregate LE Cash Received, which will be determined separately as to each component of LE Cash Received so that the time of payment is taken into account in determining the rate of return. The incentive pool will not be credited unless and until the cumulative IRR equals or exceeds 15% but once the cumulative IRR equals or exceeds 15% then, the LE Participation Amount will be a varying percentage of the tranches of the LE Profit Amount that are required to achieve varying levels of Cumulative IRR, determined pursuant to the table above.

In the table above, the percentage in the right-hand column in any particular row is applied only to the portion of the LE Profit Amount attributable to the incremental cumulative IRR reflected in the left-hand column of such row.

Additional Compensation and Benefit Details

We do not provide our executives, including our NEOs, with special or supplemental retirement or health benefits. Our NEOs are eligible for retirement, health and welfare benefits under the same programs and subject to the same eligibility requirements that apply to our employees generally. We believe that all of the benefits made available to our NEOs are reasonable and are intended to help us attract and retain them.

We make automatic 401(k) contributions in the amount of 3% of covered compensation for each of our employees who participates in our 401(k) plan. We will also match any contributions that the employee makes in an amount of up to 3% of the employee’s covered compensation, subject to limitations on contributions set by applicable federal law. In addition, certain former participants in legacy defined benefit plans maintained by an affiliate of HeidelbergCement are entitled to additional Company contributions to our 401(k) plan each year. Prior to his termination, Mr. Conte was entitled to such contributions, and currently, only Mr. Ward is entitled to such contributions. However, Mr. Ward will no longer be entitled to these contributions following the Bricks Disposition. These are included in the “All Other Compensation” column of the Summary Compensation Table below.

In Mr. Bradley’s employment agreement, Forterra Pipe and Precast, LLC agreed to pay all reasonable and documented expenses related to relocating Mr. Bradley to the Dallas/Fort Worth area in connection with his employment.

In connection with their employment, Messrs. Carpenter, Ward, and Szwejbka have been granted the use of automobiles leased by Forterra Pipe and Precast, LLC and Forterra Brick, LLC, respectively, as part of their fleet lease program, together with a fuel card that can be used for purchase of fuel for the vehicle. However, Mr. Ward will no longer be entitled to these benefits following the Bricks Disposition.

Summary Compensation Table

The following table summarizes the compensation of our NEOs for our fiscal year ended December 31, 2015.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Jeffrey Bradley	2015	269,745	—	534,795	—	804,539
Chief Executive Officer

William Matthew Brown	2015	122,051	198,333	45,228	—	365,613
Executive Vice President and Chief Financial Officer

Mark Carpenter,	2015	276,442	—	268,450	26,820	571,712
President & General Manager, Drainage Pipe & Products

Charles L. Ward,	2015	248,025	—	236,425	13,554	498,003
Senior Vice President & General Manager, Bricks

Plamen Jordanoff	2015	472,805	—	—	1,780,116	2,252,921
Former Chief Executive Officer

Mark Conte	2015	131,862	—	50,418	325,635	507,915
Former Chief Financial Officer

Scott Szwejbka,	2015	270,750	—	271,318	342,961	885,029
Former Senior Vice President Pipe & Precast

(1)	Includes elective deferrals into our 401(k) plan. Salaries listed for Messrs. Bradley, Brown, Jordanoff, and Conte reflect the fact that each was only employed for a portion of the 2015 fiscal year.
(2)	Reflects guaranteed minimum bonus amount for our 2015 fiscal year per the terms of Mr. Brown’s employment agreement. The additional bonus he earned under the Annual Incentive Plan for fiscal year 2015 is reflected in the “Non-Equity Incentive Plan Compensation” column.
(3)	These amounts reflect payments under our Annual Incentive Program. The earned amount for Mr. Conte was pro-rated to reflect his separation from the Company on June 5, 2015.
(4)	The “All Other Compensation” column for 2015 includes, as applicable for each NEO: (a) Company contributions made by Forterra Pipe and Precast LLC or Forterra Brick, LLC under our 401(k) plan with respect to such period, (b) amounts paid to lease a Company vehicle under our fleet lease program described above, and (c) severance benefits accrued or paid under the NEO’s respective separation agreements, described further below in the section entitled “—Potential Payments upon Termination or Change-In-Control.” The amounts of each benefit included for each of our NEOs is reported in the table below.

Name	Company Contributions to 401(k) Plan	Company Vehicle Payments	Severance Payments
Mark Carpenter	$15,900	$10,920	—
Charles L. Ward	$11,006	$2,547	—
Plamen Jordanoff	$15,778	$12,495	$1,751,843
Mark Conte	$23,127	—	$302,508
Scott Szwejbka	$15,712	$9,033	$318,216

Grants of Plan-Based Awards Table

The following table sets forth information with respect to (1) the annual cash incentive bonuses awarded to each NEO for 2015, and (2) the LTIP awards granted to each NEO for 2015.

Name	Estimated Future Payouts under Non-Equity Incentive Plan Awards
	Threshold ($)	Target ($)		Maximum ($)
Jeffrey Bradley
Annual Incentive Plan	n/a	267,397	(1)	534,795	(1)
LTIP	n/a	—	(2)	n/a

William Matthew Brown
Annual Incentive Plan	n/a	121,781	(3)	243,562	(3)
LTIP	n/a	—	(2)	n/a

Mark Carpenter
Annual Incentive Plan	n/a	150,000		300,000
LTIP	n/a	—	(2)	n/a

Charles L. Ward
Annual Incentive Plan	n/a	125,000		250,000

Plamen Jordanoff
Annual Incentive Plan		650,000		1,300,000
LTIP	n/a	—	(2)	n/a

Mark Conte
Annual Incentive Plan	n/a	121,003		242,006

Scott Szwejbka
Annual Incentive Plan	n/a	150,000		300,000
LTIP	n/a	—	(2)	n/a

(1)	Mr. Bradley was entitled to a target bonus amount equal to 100% of his base salary and a maximum bonus amount equal to 200% of his base salary, pro-rated for his period of employment during fiscal year 2015.
(2)	Certain NEOs were granted the following number of pool units under the LTIP during fiscal year 2015, the terms of which are described in detail above in the section entitled “Detailed Discussion of 2015 Compensation Program—Long Term Incentive Plan.” The value of such awards cannot be determined at the time of grant. As noted above, Mr. Carpenter’s 2015 grant of 50,000 pool units was replaced with a grant of 80,000 pool units in April of 2016. The pool units granted to Mr. Szwejbka were forfeited on June 30, 2016 in connection with his termination of employment. Unless there is a payment obligation that arises under the terms of the LTIP, all of the pool units granted to Mr. Jordanoff will be forfeited on September 1, 2016 in accordance with the terms of his separation and release agreement.

Named Executive Officer	Number of Pool Units
Jeffrey Bradley	350,000
William Matthew Brown	100,000
Mark Carpenter	50,000
Scott Szwejbka	50,000
Plamen Jordanoff	400,000
(3)	Mr. Brown was entitled to a target bonus amount equal to 100% of his base salary and a maximum bonus amount equal to 200% of his base salary, pro-rated for his period of employment during fiscal year 2015. In addition, he was entitled to a minimum guaranteed bonus of $198,333.33 pursuant to the terms of his employment agreement.

Potential Payments upon Termination or Change-in-Control

Jeffrey Bradley

Pursuant to his July 8, 2015 employment agreement, subject to execution and nonrevocation of a mutual general release of claims and continued compliance with the restrictive covenants contained in his employment agreement, which are described in the section entitled “—Employment Agreements” above, Mr. Bradley is entitled to the following benefits in the event of a termination of his employment by Forterra Pipe and Precast, LLC without cause (as defined in his employment agreement) or a resignation by Mr. Bradley for good reason (as defined in his employment agreement): (1) continued payment of his base salary for a period of 12 months post-termination; (2) payment of a pro-rated annual bonus for the year of termination, payable at the time bonuses for such year are paid to other executives; (3) payment of 100% of his target annual bonus in a single lump sum as of the date of termination; and (4) payment or reimbursement for the cost of up to 12 months of continuation coverage provided in accordance with the Consolidated Omnibus Budget Reconciliation Act (COBRA). In the event of Mr. Bradley’s death or disability, he, or his estate, as applicable, is entitled to a pro-rated annual bonus for the year of termination, payable at the time bonuses for such year are paid to other executives, and such additional payments, if any as determined by the Forterra Pipe and Precast, LLC board of directors in its sole discretion.

In addition, under his LTIP award agreement, in the event of a termination of employment for any reason other than cause (as defined in his employment agreement), Mr. Bradley is entitled to retain any vested pool units he holds as of his termination of employment for a period through the later of August 15, 2021, or the date of his termination of employment. None of Mr. Bradley’s LTIP pool units are currently vested.

Assuming Mr. Bradley’s employment was terminated as of December 31, 2015, the payments and benefits that would have been provided to him in connection with his separation would have been as follows:

	Base Salary Continuation	Pro-Rated 2015 Annual Bonus	Target Bonus	Health Care Coverage Continuation(1)	LTIP Units	Total
Termination Without Cause or Resignation for Good Reason	$800,000	$534,795	$800,000	$23,789	All forfeit	$2,158,584
Death or Disability	N/A	$534,795	N/A	N/A	All forfeit	$534,795

(1)	Based on applicable COBRA rates in effect under Forterra Pipe and Precast, LLC’s group health plan as of December 31, 2015.

William Matthew Brown

Pursuant to his July 13, 2015 employment agreement, subject to execution and nonrevocation of a general release of claims and continued compliance with the restrictive covenants contained in his employment agreement, described in the section entitled “Employment Agreements” above, Mr. Brown is entitled to the following benefits in the event of a termination of his employment by Forterra Pipe and Precast, LLC without cause (as defined in his employment agreement) or a resignation by Mr. Brown for good reason (as defined in his employment agreement): (1) continued payment of his base salary for a period of 12 months post-termination; (2) payment of a pro-rated annual bonus for the year of termination, payable at the time bonuses for such year are paid to other executives; and (3) availability of continuation coverage in accordance with COBRA at the rates applicable to him immediately prior to termination for a period of 12 months post-termination. In the event of Mr. Brown’s death or disability, he, or his estate, as applicable, is entitled to payment of a pro-rated annual bonus for the year of termination, payable at the time bonuses for such year are paid to other executives, and any other payment, if any, as determined by the Forterra Pipe and Precast, LLC board of directors in its sole discretion.

In addition, under his LTIP award agreement, in the event of a termination of employment for any reason other than cause (as defined in his employment agreement), Mr. Brown is entitled to retain any vested pool units he holds as of his termination of employment for a period through the later of August 26, 2020, or the date of his termination of employment. Moreover, in the event of his termination not for cause (as defined in his employment agreement) or resignation for good reason (as defined in his employment agreement), Mr. Brown will retain both his vested and unvested units for one year. None of Mr. Brown’s LTIP pool units are currently vested.

Assuming Mr. Brown’s employment was terminated as of December 31, 2015, the payments and benefits that would have been provided to him in connection with his separation would have been as follows:

	Base Salary Continuation	Pro-Rated 2015 Annual Bonus	Health Care Coverage Continuation(1)	LTIP Units	Total
Termination Without Cause or Resignation for Good Reason	$350,000	$243,562	$18,255	Remain outstanding through December 31, 2016	$611,817
Death or Disability	N/A	$243,562	N/A	N/A	$243,562

(1)	Based on applicable COBRA rates in effect under Forterra Pipe and Precast, LLC’s group health plan as of December 31, 2015.

Mark Carpenter

Pursuant to an agreement dated May 9, 2014, between Mr. Carpenter and Lehigh Hanson, Inc., an affiliate of HeidelbergCement, Mr. Carpenter would have been entitled to continued payment of his base salary for a period of 12 months post-termination in the event of a termination of his employment by Forterra Pipe and Precast, LLC other than for cause prior to March 13, 2016. This agreement expired by its terms on March 13, 2016, and is no longer of any force or effect.

In addition, under the terms of our Annual Incentive Plan, in the event of Mr. Carpenter’s termination of employment as a result of retirement (after attaining age 55 and completing at least ten years of service), death, or disability, Mr. Carpenter, or his estate, as applicable, would have been entitled to payment of a pro-rated annual bonus for the year of termination, payable at the time bonuses for such year are paid to other executives.

Assuming Mr. Carpenter’s employment was terminated without cause as of December 31, 2015, the payments that would have been provided to him in connection with his separation would have been as follows.

	Base Salary Continuation	Pro-Rated 2015 Annual Bonus	LTIP Units(1)	Total
Termination Without Cause	$300,000	$276,442	Remain outstanding through June 30, 2016	$576,442
Retirement, Death, or Disability	N/A	$276,442	N/A	$276,442

(1)	Had he been terminated on December 31, 2015, the original 50,000 pool units granted to Mr. Carpenter would have remained outstanding through June 30, 2016.

Charles L. Ward

Pursuant to an agreement dated May 9, 2014, between Mr. Ward and Lehigh Hanson, Inc., Mr. Ward would have been entitled to continued payment of his base salary for a period of 12 months post-termination in the event of a termination of his employment by Forterra Pipe and Precast, LLC other than for cause prior to March 13, 2016. This agreement expired by its terms on March 13, 2016, and is no longer of any force or effect.

In addition, under the terms of our Annual Incentive Plan, in the event of Mr. Ward’s termination of employment as a result of retirement (after attaining age 55 and completing at least ten years of service), death, or disability, Mr. Ward, or his estate, as applicable, would have been entitled to payment of a pro-rated annual bonus for the year of termination, payable at the time bonuses for such year are paid to other executives.

Assuming Mr. Ward’s employment was terminated without cause as of December 31, 2015, the payments that would have been provided to him in connection with his separation would have been as follows.

	Base Salary Continuation	Pro-Rated 2015 Annual Bonus	Total
Termination Without Cause	$250,000	$248,025	$498,025
Retirement, Death, or Disability	N/A	$248,025	$248,025

Following the Bricks Disposition, the Company will be obligated to pay a pro-rated portion of Mr. Ward’s annual bonus, if any, based on the number of days in 2016 Mr. Ward was a Company employee. Mr. Ward will not receive any payments from or on behalf of the Company in connection with the Bricks Disposition.

Plamen Jordanoff

Pursuant to a separation and release agreement between Mr. Jordanoff and Forterra Pipe and Precast, LLC dated as of July 27, 2015, Mr. Jordanoff’s employment was terminated on September 1, 2015, and Forterra Pipe and Precast, LLC agreed to provide Mr. Jordanoff with the following severance payments and benefits: (1) continued payment of his annual base salary for a period of 12 months from his separation date; (2) payment of $1,083,333 in lieu of a pro-rated annual bonus for the 2015 fiscal year, payable at the same time 2015 annual bonuses were paid to other Company executives; (3) reimbursement of up to $75,000 in expenses actually incurred by Mr. Jordanoff in relocating outside of the state of Texas on or before March 1, 2017; and (4) continued provision of health care coverage at active employee rates for up to 12 months, which obligations ends on the date Mr. Jordanoff becomes eligible for coverage under a subsequent employer’s group health plan. In addition, the 400,000 pool units previously granted to Mr. Jordanoff under the LTIP are to remain outstanding through August 31, 2016, on which date all such pool units will be immediately forfeited. The continued payment and provision of such severance benefits is conditioned upon Mr. Jordanoff’s continued compliance with the confidentiality, intellectual property ownership, non-competition, non-solicitation, and non-disparagement covenants contained in his March 20, 2015 employment agreement with Forterra Pipe and Precast, LLC.

The aggregate amounts that were actually payable or may become payable to Mr. Jordanoff in connection with his separation are summarized in the table below:

Benefit	Base Salary Continuation	Pro-Rated 2015 Annual Bonus	Relocation Reimbursement		Health Care Coverage Continuation		LTIP Units	Total
Amount	$650,000	$1,083,333	Up to $	75,000	$18,510	(1)	Remain outstanding through August 31, 2016	$1,826,843

(1)	Based on applicable COBRA rates in effect under Forterra Pipe and Precast, LLC’s group health plan as of December 31, 2015.

Mark Conte

Pursuant to a confidential separation agreement and full release of claims between Mr. Conte and Forterra Pipe and Precast, LLC executed as of June 12, 2015, Mr. Conte’s employment was terminated on June 5, 2015 and Forterra Pipe and Precast, LLC agreed to provide Mr. Conte with the following severance payments and benefits: (1) a lump sum payment in the amount of his annual base salary and (2) continued provision of medical, dental and vision coverage at active employee rates through June 30, 2016. Mr. Conte was not provided with continued health coverage in 2015 as he immediately commenced employment with another employer and was provided with coverage under that employer’s group health plan. In addition, under the terms of our Annual Incentive Plan, Mr. Conte was entitled to payment of a pro-rated annual bonus for 2015, payable at the time bonuses for such year were paid to other executives.

The aggregate amounts that were actually paid to Mr. Conte in connection with his separation are summarized in the table below:

Benefit	Base Salary Continuation	Pro-Rated 2015 Annual Bonus	Total
Amount	$302,508	50,418	$352,926

(1)	Based on applicable COBRA rates in effect under Forterra Pipe and Precast, LLC’s group health plan as of December 31, 2015.

Scott Szwejbka

Pursuant to a confidential separation agreement and full release of claims between Mr. Szwejbka and Forterra Pipe and Precast, LLC executed as of December 31, 2015, Mr. Szwejbka’s employment was terminated on December 31, 2015 and Forterra Pipe and Precast, LLC agreed to provide Mr. Szwejbka with the following severance payments and benefits: (1) a lump sum payment in the amount of his annual base salary, less applicable taxes; and (2) continued provision of medical, dental and vision coverage at active employee rates through December 31, 2016. In addition, under the terms of our Annual Incentive Plan, Mr. Szwejbka was entitled to payment of his annual bonus for 2015, payable at the time bonuses for such year were paid to other executives.

In addition, the 50,000 pool units previously granted to Mr. Szwejbka under the LTIP were to remain outstanding through June 30, 2016, on which date all such pool units were immediately forfeited.

The aggregate amounts that were actually paid to Mr. Szwejbka in connection with his separation are summarized in the table below:

Benefit	Base Salary Continuation	2015 Annual Bonus	Health Care Coverage Continuation		LTIP Units	Total
Amount	$300,000	$271,318	$18,216	(1)	Remain outstanding until June 30, 2016	$589,534

(1)	Based on applicable COBRA rates in effect under Forterra Pipe and Precast, LLC’s group health plan as of December 31, 2015.

2016 Stock Incentive Plan

We have adopted the Forterra, Inc. 2016 Stock Incentive Plan, or the 2016 Plan. The purpose of the 2016 Plan is to promote and closely align the interests of our employees, officers, non-employee directors and other service providers and our stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2016 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the Company through incentives that are consistent with the Company’s goals and that link the personal interests of participants to those of the Company’s stockholders. The 2016 Plan allows for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights, or SARs, alone or in conjunction with other awards; restricted stock and restricted stock units, or RSUs; and incentive bonuses, which may be paid in cash or stock or a combination thereof.

The following description of the 2016 Plan is not intended to be complete and is qualified in its entirety by the complete text of the 2016 Plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. Stockholders and potential investors are urged to read the 2016 Plan in its entirety. Any capitalized terms which are used in this summary description but not defined here or elsewhere in this registration statement have the meanings assigned to them in the 2016 Plan.

Administration

The 2016 Plan will be administered by the compensation committee of the board of directors, or such other committee designated by the Company’s board of directors to administer the plan. The compensation committee has broad authority, subject to the provisions of the 2016 Plan, to administer and interpret the 2016 Plan. All decisions and actions of the compensation committee are final.

Stock Subject to 2016 Plan

The maximum number of shares that may be issued under the 2016 Plan is 5,000,000 shares, subject to certain adjustments in the event of a change in the Company’s capitalization. Shares of common stock issued under the 2016 Plan may be either authorized and unissued shares or previously issued shares acquired by the Company. On termination or expiration of an unexercised option, SAR or other stock-based award under the 2016 Plan, in whole or in part, the number of shares of common stock subject to such award will again become available for grant under the 2016 Plan.

Stock Options

All stock options granted under the 2016 Plan will be evidenced by a written agreement with the participant, which provides, among other things, whether the option is intended to be an incentive stock option or a non-qualified stock option, the number of shares subject to the option, the exercise price, exercisability (or vesting), the term of the option, which may not generally exceed ten years, and other terms and conditions. Subject to the express provisions of the 2016 Plan, options generally may be exercised over such period, in installments or otherwise, as the compensation committee may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the compensation committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares and withholding of shares deliverable upon exercise. Other than in connection with a change in the Company’s capitalization, we will not, without stockholder approval, reduce the exercise price of a previously awarded option, and, at any time when the exercise price of a previously awarded option is above the fair market value of a share of common stock, we will not, without stockholder approval, cancel and re-grant or exchange such option for cash or a new award with a lower (or no) exercise price.

Stock Appreciation Rights

SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in common stock, cash, restricted stock or a combination thereof, at the compensation committee’s discretion.

Restricted Stock and RSUs

The compensation committee may award restricted stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The compensation committee will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive Bonuses

Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The compensation committee will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the compensation committee.

Performance Criteria

The compensation committee may specify certain performance criteria which must be satisfied before stock options, SARs, restricted stock, RSUs, and incentive bonuses will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each option or SAR may be exercisable only by the participant during his or her lifetime.

Amendment and Termination

The board of directors has the right to amend, alter, suspend or terminate the 2016 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2016 Plan or an award or award agreement will be made that would materially impair the rights of the holder, without such holder’s consent, however, no consent will be required if the compensation committee determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for us, the 2016 Plan or the award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such award, or that any such diminishment has been adequately compensated. The 2016 Plan was adopted by the board of directors and the Company’s sole stockholder in connection with this offering and will automatically terminate, unless earlier terminated by the board of directors, ten years after approval by the board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information concerning the beneficial ownership of the shares of our common stock as of the date of this prospectus by (1) each person known to us to beneficially own more than 5% of the outstanding shares of our common stock, (2) the selling stockholder, (3) each of our directors and named executive officers and (4) all of our directors and executive officers as a group. The table also contains information about beneficial ownership, as adjusted, to reflect the sale of common stock in this offering assuming:

•	45,369,474 shares of common stock outstanding as of October 19, 2016 and 63,789,474 shares outstanding immediately following the completion of this offering; and

•	no exercise of the underwriters’ option to purchase additional shares of our common stock.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Shares of common stock subject to options and warrants that are exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address of each individual listed below is c/o Forterra, Inc., 511 East John Carpenter Freeway, 6th Floor, Irving, TX 75062.

The selling stockholder may be deemed an underwriter in connection with this offering.

Name of Beneficial Owner	Shares of common stock beneficially owned prior to this offering			Shares of common stock beneficially owned after this offering assuming no exercise of underwriters’ option		Shares of common stock beneficially owned after this offering assuming full exercise of underwriters’ option
	Shares of common stock	Percentage of Total Outstanding Common Stock (%)	Number of Shares Being Sold in this Offering assuming exercise of underwriters’ option	Shares of common stock	Percentage of Total Outstanding Common Stock (%)	Shares of common stock	Percentage of Total Outstanding Common Stock (%)
5% Stockholder and Selling Stockholder
Forterra US Holdings, LLC(1)	45,369,474	100%	2,763,000	45,369,474	71.1%	42,606,474	66.8%
Named Executive Officers
Jeffrey Bradley(2)(3)	—	—	—	—	—	—	—
William Matthew Brown(3)	—	—	—	—	—	—	—
Mark Carpenter(3)	—	—	—	—	—	—	—
Charles L. Ward	—	—	—	—	—	—	—
Plamen Jordanoff	—	—	—	—	—	—	—
Mark Conte	—	—	—	—	—	—	—
Scott Szwejbka	—	—	—	—	—	—	—
Director and Director Nominees
Kevin Barner(3)	—	—	—	—	—	—	—
Robert Corcoran(3)	—	—	—	—	—	—	—
Samuel D. Loughlin(3)	—	—	—	—	—	—	—
Clint McDonnough	—	—	—	—	—	—	—
John McPherson	—	—	—	—	—	—	—
Chris Meyer(3)	—	—	—	—	—	—	—
Jacques Sarrazin	—	—	—	—	—	—	—
Chadwick Suss(3)
Kyle Volluz(3)	—	—	—	—	—	—	—
Grant Wilbeck(3)	—	—	—	—	—	—	—
All directors, director nominees and executive officers as a group (18 persons)	—	—	—	—	—	—	—

(1)	Forterra US Holdings, LLC will directly own 100% of our common stock prior to this offering. Forterra US Holdings, LLC is a Delaware limited liability company and is wholly owned by Mid Holdings. Mid Holdings is a Jersey limited company and is wholly owned by Concrete Holdings, a Jersey limited company. Concrete Holdings is wholly owned by LSF9 Concrete Ltd, a Jersey limited company. LSF9 is wholly owned by LSF9 Concrete II Ltd, a Jersey limited company. LSF9 Concrete II Ltd is wholly owned by Stardust Holdings, a Bermuda limited partnership. Stardust Holdings is controlled by its general partner, LSF9 Stardust GP, LLC, a Delaware limited liability company, which is controlled by Lone Star Fund IX (U.S.), L.P., a Delaware limited partnership, which is controlled by its general partner, Lone Star Partners IX, L.P., a Bermuda exempted limited partnership, which is controlled by its general partner, Lone Star Management Co. IX, Ltd., a Bermuda exempted company, which is controlled by its sole owner (shareholder) John P. Grayken. The address for Mid Holdings, Concrete Holdings, LSF9 and LSF9 Concrete II Ltd is 47 Esplanade, St. Heiler, Jersey JE1 0BD. The address for Stardust Holdings, Lone Star Partners IX, L.P. and Lone Star Management Co. IX, Ltd. is Washington Mall, Suite 304, Third Floor, 7 Reid Street, Hamilton HM 11, Bermuda. The address for all other persons is 2711 North Haskell Avenue, Suite 1700, Dallas, Texas 75204.
(2)	Mr. Bradley is also a Director.
(3)	Owns interests in entities which own direct or indirect non-controlling interests in Forterra US Holdings, LLC and therefore expressly disclaims any beneficial ownership of our common stock owned by Forterra US Holdings, LLC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships with Lone Star and Affiliates

Lone Star currently owns all of our outstanding equity interests. Upon completion of this offering, Lone Star will own 71.1% of our outstanding common stock (or 66.8% if the underwriters exercise in full their option to purchase additional shares).

For as long as Lone Star and its affiliates continue to beneficially own shares of common stock representing more than a majority of the voting power of our common stock, they will be able to direct the election of all of the members of our board of directors and exercise a controlling influence over our business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends. Similarly, Lone Star will have the power to determine matters submitted to a vote of our stockholders without the consent of our other stockholders, will have the power to prevent a change in our control and could take other actions that might be favorable to them. See “Risk Factors.”

Lone Star is not subject to any contractual obligations to retain its controlling interest, except that it has agreed, subject to certain exceptions, not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of the representatives. Except for this period, there can be no assurance as to the period of time during which Lone Star will maintain its beneficial ownership of our common stock following this offering. See “Risk Factors.” Following this period, Lone Star will have rights to cause us to register its shares as described under “—Registration Rights Agreement” below.

Asset Advisory Agreement

Effective February 9, 2015, we entered into an Asset Advisory Agreement with Hudson Americas LLC and, for the limited purposes set forth in the agreement, Lone Star Fund IX (U.S.), L.P., both affiliates of our sole equityholder. Pursuant to the Asset Advisory Agreement, Hudson Americas provides us with certain oversight functions in connection with the management of our business and assets, including: (i) communicating and coordinating with our personnel and service providers; (ii) assisting and advising us in the pursuit of our strategic plan and managing our assets in furtherance of our strategic plan; and (iii) obtaining and maintaining all required licenses, permits, certificates, consents and other approvals with respect to our assets. In addition, Hudson Americas may, but is not required to, provide us with certain ancillary services, such as financial accounting and reporting, tax accounting, preparation and reporting, treasury, risk management, legal and compliance, record keeping and operating company oversight. Pursuant to the Asset Advisory Agreement, we pay Hudson Americas an amount equal to 110% of the actual costs of the manager and ancillary services or 110% of the hourly billing rates of the individual billing rates of the individuals performing such services, as applicable. The Asset Advisory Agreement is terminable by any party thereto upon 30 days’ notice from one party to the others for any reason or no reason. We paid an aggregate of $9.2 million and $3.1 million in fees under the Asset Advisory Agreement for the period from March 14, 2015 to December 31, 2015 and the six months ended June 30, 2016, respectively.

We expect to terminate the Asset Advisory Agreement in connection with the consummation of the offering.

Registration Rights Agreement

We will enter into a registration rights agreement with Lone Star in connection with the consummation of this offering. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of Lone Star. The registration rights agreement will not provide for the payment of any consideration by us to Lone Star if a registration statement for the resale of shares of common stock held by Lone Star is not declared effective or if the effectiveness is not maintained. We expect that 45,369,474 shares of our common stock will be entitled to these registration rights following completion of this offering (or 42,606,474 shares if the underwriters exercise in full their option to purchase additional shares). However, the underwriting agreement and lock-up agreements prohibit us from a filing any registration statement for the resale of shares of common stock held by Lone Star for a period of 180 days after the date of this prospectus without the prior consent of the representatives. Shares registered with the SEC pursuant to these registrations rights will be eligible for sale in the public markets, subject to the lock-up agreements described in the section entitled “Underwriting.” See “Shares Eligible for Future Sale—Registration Rights Agreement.”

Tax Receivable Agreement

In connection with the Reorganization, we will enter into the tax receivable agreement with Lone Star. We and our subsidiaries have generated, or are expected to generate, the Covered Tax Benefits, which may reduce the actual liability for certain taxes that we might otherwise be required to pay. These Covered Tax Benefits include: (i) all depreciation and amortization deductions, and any offset to taxable income and gain or increase to taxable loss, resulting from the tax basis that we have in our assets as of the time of the consummation of this offering, (ii) the utilization of our and our subsidiaries net operating losses and tax credits, if any, attributable to periods prior to this offering, (iii) deductions in respect of payments made, funded or reimbursed by an initial party to the tax receivable agreement (other than us or one of our subsidiaries) or an affiliate thereof to participants under the LTIP, (iv) deductions in respect of transaction expenses attributable to the U.S. Pipe Acquisition and (v) certain other tax benefits attributable to payments made under the tax receivable agreement. The tax receivable agreement provides for payments to Lone Star in an amount equal to 85% of the aggregate reduction in U.S. federal, state, local and non-U.S. income taxes payable realized by us and our subsidiaries (using an assumed combined state and local income tax rate of 5%) from the utilization of such Covered Tax Benefits.

The obligations under the tax receivable agreement will be our obligations and not obligations of our subsidiaries and are not conditioned upon Lone Star maintaining a continued direct or indirect ownership interest in us. For purposes of the tax receivable agreement, the aggregate reduction in income tax payable by us will be computed by comparing our actual income tax liability with our hypothetical liability (using an assumed combined state and local income tax rate of 5%) had we not been able to utilize the Covered Tax Benefits, taking into account several assumptions and adjustments, including, for example, that

•	we will pay state and local taxes at a rate of 5%, even though our actual effective state and local tax rate may be materially lower;

•	tax benefits existing at the time of the offering are deemed to be utilized before any post-closing/after-acquired tax benefits;

•	a non-taxable transfer of assets by us to a non-consolidated entity is treated under the tax receivable agreement as a taxable sale at fair market value; and

•	a taxable sale or other taxable transfer of subsidiary stock by us is (in cases where the subsidiary’s tax basis in its assets exceeds our tax basis in the subsidiary’s stock) treated under the tax receivable agreement as a taxable sale of the subsidiary’s assets.

The foregoing assumptions and adjustments could cause us to be required to make payments under the tax receivable agreement that are significantly greater than the benefits we realize in respect of the Covered Tax Benefits.

The tax receivable agreement will become binding upon us upon the completion of this offering and will remain in effect until all such Covered Tax Benefits have been used or expired, unless the agreement is terminated early, as described below.

We expect that the payments we make under the tax receivable agreement could be substantial. Assuming no material changes in the relevant tax law, and that we and our subsidiaries earn sufficient taxable income to realize the full tax benefits subject to the tax receivable agreement, we expect that future payments under the tax receivable agreement will total between approximately $114.0 million and $124.0 million (excluding any payments that may be made to Lone Star under the tax receivable agreement as a result of tax benefits recognized in connection with payments under the LTIP). Depending on the amount and timing of our future earnings (if any) and on other factors, including the effect of any limitations imposed on our ability to use the Covered Tax Benefits, it is possible that all payments required under the tax receivable agreement could become due within a relatively short period of time. The actual amount and utilization of the Covered Tax Benefits, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the amount, character, and timing of our and our subsidiaries’ taxable income in the future.

Payments under the tax receivable agreement are generally due within a specified period of time following the filing of our tax return for the taxable year with respect to which the payment obligation arises, but interest on such payments will begin to accrue at a rate of LIBOR plus 100 basis points from the due date (without extensions) of such tax return. Late payments will generally accrue interest at a rate of LIBOR plus 500 basis points.

The tax receivable agreement provides that if, at any time, we elect an early termination of the tax receivable agreement with approval of a majority of our independent directors and with Lone Star’s consent, we are in material breach of our obligations under the agreement, or certain credit events described in the tax receivable agreement occur with respect to us (including a breach of the leverage covenant described below), we would be required to make an immediate payment equal to the present value of the anticipated future tax benefits to Lone Star. Such payment would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income and tax liabilities to fully utilize such tax benefits. We may elect to completely terminate the tax receivable agreement early only with the written approval of Lone Star. The tax receivable agreement also provides that upon certain mergers, asset sales, other forms of business combinations or other changes of control, our (or our successor’s) payments under the tax receivable agreement for each taxable year after any such event would be based on certain valuation assumptions, including the assumption that we and our subsidiaries have sufficient taxable income to fully utilize the Covered Tax Benefits. Accordingly, payments under the tax receivable agreement may be made years in advance of the actual realization, if any, of the anticipated future tax benefits and may be significantly greater than the benefits we realize in respect of the tax attributes subject to the tax receivable agreement.

In addition, were the Internal Revenue Service to successfully challenge the availability or amount of any of the Covered Tax Benefits, Lone Star would not reimburse us for any payments previously made under the tax receivable agreement, but future payments under the tax receivable agreement, if any, would be netted against any unreimbursed payments to reflect the result of any such successful challenge by the Internal Revenue Service. As a result, we could make payments under the tax receivable agreement in excess of our actual cash savings in income tax.

We have full responsibility and sole discretion over all tax matters concerning the Company. However, we will be required to notify Lone Star of any audit by a taxing authority, the outcome of which is reasonably expected to affect Lone Star’s rights under the tax receivable agreement. We will not have the right to enter into any settlement of such an audit without the consent of Lone Star (not to be unreasonably withheld, conditioned or delayed).

For so long as the tax receivable agreement remains outstanding, we are restricted from entering into any agreement that would be materially more restrictive with respect to our ability to make payments under the tax receivable agreement than the terms of our credit agreements to be entered into in connection with the refinancing of our existing indebtedness at the time of this offering or, unless permitted by the terms of such credit agreements or any replacement credit agreements to the extent the terms thereof are no less restrictive in this regard than the applicable credit agreement it replaced, incurring debt that would cause our consolidated net leverage ratio (the ratio of consolidated funded indebtedness less unrestricted cash to consolidated EBITDA) to exceed a certain specified ratio, in each case without the prior written consent of Lone Star (not to be unreasonably withheld, conditioned or delayed).

Certain risks related to the tax receivable agreement are discussed in greater detail above in the section entitled “Risk Factors.”

Loan to Bricks Business

In connection with the Bricks Disposition, we expect to make a short-term loan to our former bricks business for working capital purposes. We expect that a loan of up to $15 million will be made on or after the time of the Reorganization at an interest rate of 5% per annum. The loan, if made, will be due on December 31, 2016, and may be prepaid without premium or penalty.

Executive Officer and Director Indemnification Agreements

Our amended and restated bylaws permit us to indemnify our executive officers and directors to the fullest extent permitted by law, subject to limited exceptions. We will enter into indemnification agreements with each of our executive officers and directors prior to the consummation of this offering that will provide, in general, that we will indemnify them to the fullest extent permitted by law in connection with their service to us or on our behalf.

Review and Approval of Related Party Transactions

We have implemented a written policy in connection with this offering pursuant to which the audit committee will review and approve transactions with our directors, officers and holders of more than 5% of our voting securities and their affiliates. Prior to approving any transaction with a related party, the audit committee will consider the material facts as to the related party’s relationship with us or interest in the transaction. Related party transactions will not be approved unless the audit committee has approved of the transaction. We did not have a formal review and approval policy for related party transactions at the time of any transaction described above.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the material provisions of our capital stock, as well as other material terms of our amended and restated certificate of incorporation and our amended and restated bylaws. This summary does not purport to be complete and is subject to and qualified in its entirety by our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

General

Our authorized capital stock consists of 190,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Our amended and restated certificate of incorporation authorizes the issuance of up to 190,000,000 shares of common stock. All outstanding shares of common stock are validly issued, fully paid and nonassessable, and the shares of common stock to be issued in connection with this offering will be validly issued, fully paid and nonassessable.

The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders and our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in all assets remaining after payment of or provision for any liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Preferred Stock

Our amended and restated certificate of incorporation provides that our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock. Our board of directors is able to issue preferred stock in one or more series and determine the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon our preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences and sinking fund terms, any or all of which may be greater than the rights of our common stock. Issuances of preferred stock could adversely affect the voting power of holders of our common stock and reduce the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation. Any issuance of preferred stock could also have the effect of decreasing the market price of our common stock and could delay, deter or prevent a change in control of our company. Our board of directors does not presently have any plans to issue shares of preferred stock.

Limitations on Directors’ Liability

Our governing documents will limit the liability of, and require us to indemnify, our directors to the fullest extent permitted by the DGCL. The DGCL permits a corporation to limit or eliminate a director’s personal liability to the corporation or the holders of its capital stock for breach of fiduciary duty. This limitation is generally unavailable for acts or omissions by a director which (i) were not in good faith, (ii) were the result of intentional misconduct or a knowing violation of law, (iii) the director derived an improper personal benefit from (such as a financial profit or other advantage to which the director was not legally entitled) or (iv) breached the director’s duty of loyalty. The DGCL also prohibits limitations on director liability under Section 174 of the DGCL, which relates to certain unlawful dividend declarations and stock repurchases. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the settlement costs and damage awards against directors and officers pursuant to these indemnification provisions.

We maintain insurance that insures our directors and officers against certain losses and which insures us against our obligations to indemnify the directors and officers. We also intend to enter into indemnification agreements with our directors and executive officers.

Exclusive Forum Clause

Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any stockholder (including any beneficial owner) to bring (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or employees to us or to our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws, or (iv) any action asserting a claim governed by the internal affairs doctrine, will be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware); in all cases subject to such court having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the foregoing provisions. See “Risk Factors—Our certificate of incorporation includes an exclusive forum clause, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.”

Delaware Takeover Statute

Under our amended and restated certificate of incorporation, we have opted out of the provisions of Section 203 of the DGCL regulating corporate takeovers. This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with a stockholder who owns 15% or more of our outstanding voting stock, or an Interested Stockholder, an affiliate of an Interested Stockholder or an associate of an Interested Stockholder, in each case for three years following the date that the stockholder became an Interested Stockholder.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law That May Have an Anti-Takeover Effect

Provisions of the DGCL and our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire our company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of our board of directors to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our common stock.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our amended and restated bylaws provide that special meetings of the stockholders may be called only by or at the direction of the board of directors, the chairman of our board or the chief executive officer with the concurrence of a majority of the board of directors. Our amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our amended and restated bylaws allow the presiding officer at a meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of our company.

Supermajority Voting for Amendments to Our Governing Documents

Any amendment to our amended and restated certificate of incorporation requires the affirmative vote of at least 66 2/3% of the voting power of all shares of our common stock then outstanding. Our amended and restated certificate of incorporation provides that the board of directors is expressly authorized to adopt, amend or repeal our bylaws and that our stockholders may amend our bylaws only with the approval of at least 66 2/3% of the voting power of all shares of our common stock then outstanding.

No Cumulative Voting

The DGCL provides that a stockholder’s right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our amended and restated certificate of incorporation does not provide for cumulative voting.

Classified Board of Directors

Our amended and restated certificate of incorporation provides that our board of directors will initially be divided into three classes of directors, with the classes to be as nearly equal in number as possible, designated Class I, Class II and Class III. Class I directors shall initially serve until the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; Class II directors shall initially serve until the second annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation; and Class III directors shall initially serve until the third annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation. Commencing with the first annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation and ending with the third annual meeting of stockholders thereafter, directors of each class the term of which shall then expire shall be elected to hold office for a three-year term. Beginning with the fourth annual meeting of stockholders following the effectiveness of our amended and restated certificate of incorporation, directors of each class the term of which shall then expire shall be elected to hold office for a one-year term. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation provides that the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors, but must consist of not less than two or more than 15 directors.

Removal of Directors; Vacancies

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that (i) prior to the date on which Lone Star and its affiliates cease to beneficially own, in the aggregate, at least a majority of the voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date Lone Star and its affiliates cease to beneficially own, in the aggregate, at least a majority of the voting power of all outstanding shares entitled to vote generally in the election of directors, directors may be removed only for cause and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws provide that any newly created directorships and any vacancies on our board of directors will be filled only by the affirmative vote of the majority of remaining directors.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and our amended and restated bylaws preclude stockholder action by written consent after the date on which Lone Star and its affiliates cease to beneficially own, in the aggregate, at least a majority of the voting power of all outstanding shares of our stock entitled to vote generally in the election of directors.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors. Our amended and restated certificate of incorporation and our amended and restated bylaws include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of directors or officers for monetary damages for actions taken as a director or officer, as the case may be. Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we must indemnify and advance reasonable expenses to our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance for our directors, officers and certain employees for certain liabilities.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit our company and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is being sought.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without your approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, NASDAQ rules require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, our board of directors has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

Corporate Opportunities and Transactions with Lone Star

In recognition that principals, members, directors, managers, partners, stockholders, officers, employees and other representatives of Lone Star and its affiliates (other than us) and affiliated investment funds, which we refer to as the Lone Star entities, may serve as our directors or officers, and that the Lone Star entities may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Lone Star entities. Specifically, none of the Lone Star entities or any principal, member, director, manager, partner, stockholder, officer, employee or other representative of the Lone Star entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Lone Star entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in the corporate opportunity, and no Lone Star entity will have any duty to communicate or offer the corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if one of our directors or officers who is also a principal, member, director, manager, partner, stockholder, officer, employee or other representative of any Lone Star entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Lone Star entity, we will not have any expectancy in the corporate opportunity unless the corporate opportunity is expressly offered to the person solely in his or her capacity as one of our directors or officers. See “Risk Factors.”

In recognition that we may engage in material business transactions with the Lone Star entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors or officers who are also principals, members, directors, managers, partners, stockholders, officers, employees or other representatives of any Lone Star entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if:

•	the transaction was approved, after being made aware of the material facts of the relationship between each of us or one of our subsidiaries and the Lone Star entity and the material terms and facts of the transaction, by (1) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction, known as disinterested persons, or (2) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are disinterested persons;

•	the transaction was fair to us at the time we entered into the transaction; or

•	the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Lone Star entities and any holder who has a material financial interest in the transaction.

By becoming a stockholder in our company, you will be deemed to have received notice of and consented to these provisions of our amended and restated certificate of incorporation.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

Our common stock has been approved for listing on NASDAQ under the symbol “FRTA.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is summary of certain terms of our existing indebtedness. These summaries are not complete and are qualified in their entirety by reference to the complete text of the applicable agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Revolver

On March 13, 2015, LSF9 and Concrete Holdings, entered into a revolving asset-based credit agreement, or the Initial ABL Credit Agreement, with Stardust Finance Holdings, Inc., or Stardust, as initial borrower, the additional revolving borrowers party thereto, the several banks and other financial institutions party thereto as lenders, Bank of America, N.A., as successor to Credit Suisse AG, as administrative agent, and Bank of America, N.A., as collateral agent. The Initial ABL Credit Agreement was subsequently amended by the First Amendment, dated as of April 1, 2015, the Notice of Additional Revolving Borrower and Assumption Agreement, dated as of October 1, 2015, the Incremental Facility Amendment, dated as of November 10, 2015, the Agreement of Resignation, Appointment and Acceptance, dated as of April 13, 2016, the Second Amendment and Consent, dated as of April 13, 2016, and the Notice of Additional Revolving Borrower and Assumption Agreement, dated as of April 15, 2016. We refer to the Initial ABL Credit Agreement, as amended and supplemented by the foregoing, as the ABL Credit Agreement. Each of LSF9, Concrete Holdings and Stardust are affiliates of ours and of Lone Star.

The ABL Credit Agreement provides for an asset based senior secured revolving loan facility, or the Revolver, for aggregate maximum borrowings (subject to availability under a borrowing base) of up to $285.0 million, with up to $60.0 million thereof available for the issuance of letters of credit. Interest accrues on outstanding borrowings at a rate equal to LIBOR plus a margin ranging from 1.50% to 2.00% per annum, or at an alternate base rate plus a margin ranging from 0.50% to 1.00% per annum, in each case, depending on the average excess availability under the Revolver for the most recently completed calendar quarter. The Revolver also carries an unused facility fee ranging from 0.250% to 0.375% per annum, depending on the average excess availability under the Revolver for the most recently completed calendar quarter. Subject to certain exceptions, the Revolver is subject to mandatory prepayment and/or cash collateralization of letters of credit if outstanding extensions of credit exceed the borrowing base. The amount of the mandatory prepayment is the amount by which outstanding extensions of credit under the Revolver exceed the then-current borrowing base. The Revolver matures in March 2020. As of June 30, 2016, there were $0 borrowings and $22.6 million of letters of credit outstanding under the Revolver, resulting in available capacity under the Revolver of $262.4 million.

Guarantees; Security

The obligations of Stardust and the additional revolving borrowers under the Revolver are guaranteed by LSF9, Concrete Holdings, Stardust and each of Concrete Holdings’ direct and indirect wholly owned subsidiaries other than immaterial subsidiaries, unrestricted subsidiaries and certain other exceptions. The Revolver and the guarantees thereunder are secured by security interests in all of the capital stock of all direct subsidiaries and substantially all other tangible and intangible assets of Stardust, the additional revolving borrowers and each guarantor thereunder, subject in each case to certain exceptions. The liens securing the Revolver have priority over the liens securing the Senior Term Loan and Junior Term Loan, each as described below, with respect to the “ABL Priority Collateral,” which consists of Stardust’s, the additional revolving borrowers’ and each guarantor’s current assets such as inventory, receivables, deposit and other accounts, cash and certain related assets, but are subordinated to the liens securing the Senior Term Loan and Junior Term Loan with respect to the “Term Loan Priority Collateral,” which consists of Stardust’s, the additional revolving borrowers’ and each guarantor’s fixed assets such as material real property, intellectual property, equipment and fixtures and general intangibles, including equity interests in subsidiaries, and substantially all of the other assets of Stardust and the guarantors, other than ABL Priority Collateral.

Covenants

The ABL Credit Agreement contains a number of customary covenants, including those that limit or restrict the ability of us and our restricted subsidiaries to, among other things: dispose of certain assets; incur or guarantee additional indebtedness; enter into new lines of business; make investments, intercompany loans or certain payments in respect of indebtedness; incur or maintain liens; modify certain terms of our or their organizational documents, certain agreements or certain debt instruments; declare or pay dividends or make other restricted payments (including redemption of our stock); engage in certain transactions with affiliates; enter into certain sale leaseback transactions; and engage in mergers, consolidations, or the sale or disposition of substantially all of its assets. The ABL Credit Agreement also includes a financial covenant requiring a consolidated fixed charge coverage ratio for the most recent period of four consecutive fiscal quarters to be no less than 1.00:1.00, which financial covenant is only tested if excess availability under the Revolver falls below a certain threshold. At June 30, 2016, we were in compliance with all covenants set forth in the ABL Credit Agreement.

Events of Default

The ABL Credit Agreement contains a number of events of default related to, among other things, the non-payment of principal, interest or fees; violations of covenants; material inaccuracy of representations or warranties; certain bankruptcy events; certain events under the Employee Retirement Income Security Act of 1974, as amended; invalidity of guarantees or security interests; default in payment under or the acceleration of other indebtedness; material judgments; and certain change of control events.

Senior Term Loan Facility

On March 13, 2015, LSF9 and Concrete Holdings entered into a senior lien term loan credit agreement with Stardust, the several banks and other financial institutions from time to time party thereto as lenders, and Credit Suisse AG as administrative agent and as collateral agent. We refer to this agreement, as amended by the First Incremental Facility Amendment, dated as of October 1, 2015, and the Second Incremental Facility Amendment, dated as of June 17, 2016, as the Senior Lien Credit Agreement.

The Senior Lien Credit Agreement, the First Incremental Facility and the Second Incremental Facility provided for term loans in the maximum principal amounts of $635.0 million, $240.0 million and $345.0 million, respectively, totaling $1.2 billion, collectively, the Senior Term Loan. Interest accrues on outstanding borrowings under the Senior Term Loan at a rate equal to LIBOR (with a floor of 1.0%) plus a margin of 5.50% per annum, or at an alternate base rate plus a margin of 4.50% per annum. Subject to certain exceptions, the Senior Term Loan is subject to mandatory prepayment with the net cash proceeds of asset sales, insurance and condemnation recovery events, excess cash flow and certain incurrences of additional indebtedness and refinancing events. The Senior Term Loan matures in March 2022. As of June 30, 2016, there was $1,001.7 million of borrowings outstanding under the Senior Term Loan.

Guarantees; Security

The obligations under the Senior Term Loan are guaranteed by LSF9, Concrete Holdings, and each of Concrete Holdings’ direct and indirect wholly owned subsidiaries other than immaterial subsidiaries, unrestricted subsidiaries and certain other exceptions. The Senior Term Loan and the guarantees thereunder are secured by security interests in all of the capital stock of all direct subsidiaries and substantially all other tangible and intangible assets of Stardust and the guarantors, subject in each case to certain exceptions and in each case whether then existed or later acquired. The liens securing the Senior Term Loan have priority over the liens securing the Junior Term Loan and the Revolver with respect to Term Loan Priority Collateral, but are subordinated to the liens securing the Revolver with respect to ABL Priority Collateral.

Covenants

The Senior Lien Credit Agreement contains a number of customary covenants, including those that limit or restrict the ability of us and our restricted subsidiaries to, among other things: dispose of certain assets; incur or guarantee additional indebtedness; enter into new lines of business; make investments, intercompany loans or certain payments in respect of indebtedness; incur or maintain liens; modify certain terms of our and their organizational documents, certain agreements or certain debt instruments; declare or pay dividends or make other restricted payments (including redemption of our stock); engage in certain transactions with affiliates; enter into certain sale leaseback transactions; or engage in mergers, consolidations, or the sale or disposition of substantially all of its assets. At June 30, 2016, we were in compliance with all covenants under the Senior Lien Credit Agreement.

Events of Default

The Senior Lien Credit Agreement contains a number of events of default related to, among other things, the non-payment of principal, interest or fees; violations of certain covenants contained in the Senior Lien Credit Agreement and related loan documents; material inaccuracy of representations or warranties; certain bankruptcy events; certain events under the Employee Retirement Income Security Act of 1974, as amended; invalidity of guarantees or security interests; material judgments; default in payment under or the acceleration of other indebtedness; and certain change of control events

Junior Term Loan Facility

On March 13, 2015, LSF9 and Concrete Holdings entered into a junior lien credit agreement with Stardust, the several banks and other financial institutions from time to time party thereto as lenders, and Credit Suisse AG as administrative agent and as collateral agent, or the Junior Lien Credit Agreement. The Junior Lien Credit Agreement provides for term loans in the aggregate maximum principal amount of $260.0 million, or the Junior Term Loan. Interest accrues on outstanding borrowings under the Junior Term Loan at a rate equal to LIBOR (with a floor of 1.0%) plus a margin of 9.50% per annum, or at an alternate base rate plus a margin of 8.50% per annum. The Junior Term Loan is subject to substantially the same mandatory prepayment requirements as the Senior Term Loan. Prepayments in respect of the Junior Term Loan are subject to a prepayment premium of 3.0% of the aggregate term loans being so prepaid for any prepayments made on or prior to March 13, 2017 and 1.0% of the aggregate term loans being so prepaid for any prepayments made after such date and on or prior to March 13, 2018. Subject to certain exceptions, the Junior Term Loan is subject to mandatory prepayment with the net cash proceeds of asset sales, insurance and condemnation recovery events, excess cash flow and certain incurrences of additional indebtedness and refinancing events. The Junior Term Loan matures in March 2023. As of June 30, 2016, there was $238.1 million of borrowings outstanding under the Junior Term Loan.

Guarantees; Security

The obligations under the Junior Term Loan are guaranteed by the same guarantors as under the Senior Term Loan. The Junior Term Loan and the guarantees thereunder are secured by security interests in the same collateral securing Senior Term Loan. The liens securing the Junior Term Loan are subordinated to the liens securing the Senior Term Loan with respect to Term Loan Priority Collateral and subordinated to the liens securing the Revolver and the Senior Term Loan with respect to ABL Priority Collateral.

Covenants

The Junior Lien Credit Agreement contains substantially the same covenants as the Senior Lien Credit Agreement. At June 30, 2016, we were in compliance with all covenants under the Junior Term Loan.

Events of Default

The Junior Lien Credit Agreement contains substantially the same events of default as the Senior Lien Credit Agreement.

Refinancing

Upon completion of this offering, we expect to enter into a new asset based revolving credit facility for our working capital, transaction costs and general corporate uses and a new senior term loan facility, the proceeds of which, together with a portion of the proceeds of this offering, will be used to repay in full and terminate the existing Revolver, Senior Term Loan Facility and Junior Term Loan Facility. We expect to launch the syndication of these new facilities contemporaneously with the launch of this offering and the terms described below may change before the facility agreements are entered into with the new lenders. It is a condition to the consummation of this offering that we either complete the financing under these new facilities or receive consents from our current lenders, as consummation of this offering would otherwise result in events of default under the terms of our existing Revolver, Senior Term Loan Facility and Junior Term Loan Facility. While we expect that the financing under the new facilities will be completed concurrently with this offering, there can be no assurances that we will be able to consummate the financing in a timely manner or obtain any requested consents from our current lenders under our existing Revolver, Senior Term Loan Facility and Junior Term Loan Facility, in which event we will not be able to complete this offering.

The new revolving credit facility is expected to mature on the date that is five years after the closing date and to provide for asset based revolving loans in an aggregate principal amount of up to $300.0 million, with subfacilities of up to $280.0 million to be made available to the Company and the other U.S. borrowers and up to $20.0 million to be made available to the Canadian borrowers (subject to change under certain circumstances). The facility will also provide for the issuance of letters of credit of up to a sublimit to be agreed. Borrowings under the new revolving credit facility may not exceed a borrowing base equal to the sum of (i) 100% of our eligible cash, (ii) 85% of eligible accounts receivable and (iii) the lesser of (a) 75% of eligible inventory and (b) 85% of the orderly liquidation value of eligible inventory, with the US and Canadian borrowings being subject to separate borrowing base limitations. The advance rates for accounts and inventory are subject to increase by 2.5% during certain periods. Subject to the conditions thereto in the documentation for the new revolving credit facility, we expect that the facility may be increased by up to the greater of $100.0 million and such amount as would not cause the borrowing base under the new revolving credit facility to be exceeded by more than $50.0 million. We expect that interest will accrue on outstanding borrowings at a rate equal to LIBOR or CDOR plus a margin ranging from 1.25% to 1.75% per annum, or at an alternate base rate, Canadian prime rate or Canadian base rate plus a margin ranging from 0.25% to 0.75% per annum, in each case, based upon the average excess availability under the new revolving credit facility for the most recently completed calendar quarter. The obligations of the borrowers under the new revolving credit facility will be guaranteed by the Company and its direct and indirect wholly-owned restricted subsidiaries other than certain excluded subsidiaries (with such exclusions to be substantially consistent with the existing Revolver); provided that the obligations of the US borrowers will not be guaranteed by the Canadian subsidiaries. Security for the new revolving credit facility will be substantially consistent with the security package provided for the existing Revolver; provided that the obligations of the US borrowers will not be secured by any liens on more than 65% of the voting stock of the Canadian subsidiaries or assets of the Canadian subsidiaries. The facility will otherwise contain representations and warranties, covenants, events of default and other terms consistent with or generally less restrictive than the existing Revolver.

The new senior term loan facility is expected to provide for $1,050 million in senior secured term loans to be made available to a newly formed direct subsidiary of the Company and to be drawn in full at closing. Subject to the conditions thereto in the documentation for the new senior term loan facility, the facility may be increased by (i) up to the greater of $285.0 million and 1.0x consolidated EBITDA of the Company and its restricted subsidiaries for the four quarters most recently ended prior to such incurrence plus (ii) the aggregate amount of any voluntary prepayments, plus (iii) an additional amount, provided certain financial tests are met. The new senior term loan facility is expected to mature on the date that is seven years after the closing date and to be subject to quarterly amortization equal to 0.25% of the initial principal amount thereof. Interest is expected to accrue on outstanding borrowings thereunder at a rate equal to LIBOR (with a floor of 1.0%) or alternate base rate, in each case plus a margin to be determined in syndication. The new senior term loans may be issued at a price less than par. The obligations of the borrower under the new senior term loan facility will be guaranteed by the Company and each of its direct and indirect material wholly-owned domestic subsidiaries other than certain excluded subsidiaries (with such exclusions expected to be substantially consistent with those of the existing Senior Term Loan Facility). The obligations under the new senior term loan facility will not be guaranteed by the Canadian subsidiaries. Security for the new senior term loan facility is expected to be consistent with the security package provided for the existing Senior Term Loan Facility; provided that the obligations under the new senior term loan facility will not be secured by any liens on more than 65% of the voting stock of the Canadian subsidiaries or assets of the Canadian subsidiaries. The new senior term loan facility is expected to otherwise contain representations and warranties, covenants, events of default and other terms consistent with or generally less restrictive than the existing Senior Term Loan Facility.

Sale Leaseback

On April 5, 2016, we entered into sale leaseback transactions with the U.S. Property Buyer pursuant to which we sold 41 U.S. manufacturing/industrial warehouse properties and a sale leaseback transaction with the Canadian Property Buyer and the Canadian Property Lessor pursuant to which we sold six Canadian manufacturing/industrial warehouse properties for an aggregate purchase price of approximately $204.3 million. On April 14, 2016, we sold an additional two manufacturing/industrial warehouse properties to the U.S. Property Buyer for an aggregate purchase price of approximately $11.9 million. In connection with the sales, we agreed to lease each property back from the U.S. Property Buyer or the Canadian Property Lessor, as applicable, pursuant to the U.S. Master Lease and the Canadian Master Lease.

Under the terms of the U.S. Master Lease, we lease the U.S. properties through April 4, 2036, unless the U.S. Master Lease is terminated earlier in accordance with its terms. We also have a right to extend the term of the U.S. Master Lease for a period of nine year and 11 months, subject to certain terms and conditions specifically set forth in the US Master Lease. Our initial base rent under the U.S. Master Lease is $13.4 million per annum, payable monthly, subject to an annual 2% increase. If we elect to extend the term of the U.S. Master Lease, our base rent for the first year of the extension will be the greater of 95% of the fair market rental value of the properties and an amount equal to 102% of the prior year’s base rent, subject to an annual increase based on changes in the Consumer Price Index, but capped at 4%. The U.S. Master Lease restricts our use of the U.S. properties to heavy manufacturing, industrial and other related uses. We are only able to sublease or assign the U.S. properties under the U.S. Master Lease with prior written consent and subject to certain restrictions. The terms of the Canadian Master Lease, pursuant to which we lease the Canadian properties, are similar as those of the U.S. Master Lease described above except that the initial base rent under the Canadian Master Lease is $3.5 million (CAD) per annum.

Our continuing indemnification obligations under the purchase agreements are guaranteed by Concrete Holdings in favor of the U.S. Property Buyer and the Canadian Property Lessor, as applicable. With the exception of any claims resulting from our fraud, our aggregate liability in connection with our representations, warranties, indemnifications, covenants or other obligations are $5.0 million under the U.S. purchase agreements and $5.0 million (CAD) under the Canadian purchase agreement.

At lease inception of the Sale Leaseback, we (as the seller-lessee) were considered to have a form of prohibited “continuing involvement” with the properties because we provided each of the U.S. Property Buyer (as the buyer-lessor) with respect to the U.S. Master Lease and the Canadian Property Lessor (as the lessor) with respect to the Canadian Master Lease with a guarantee that serves as additional collateral that reduces the buyer-lessor’s or the lessor’s, as applicable, risk of loss. As a result, we are precluded from applying sale-leaseback accounting to the Sale Leaseback, and we have accounted for the transaction as a financing obligation. The assets subject to the Sale Leaseback remain on the balance sheet and continue to be depreciated over their remaining useful lives as a “failed sale-leaseback”. However, we have entered into agreements to replace the current guarantor, Concrete Holdings, with the Company as the new guarantor, effective immediately following completion of the Reorganization, which will, at that time, allow the Sale Leaseback to qualify for sales recognition and be classified as an operating lease.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Immediately following the consummation of the offering, we will have an aggregate of 63,789,474 shares of common stock outstanding. Of the outstanding shares, the 18,420,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined in Rule 144 of the Securities Act, may generally be sold only in compliance with the limitations described below. The remaining outstanding shares of our common stock will be deemed restricted securities, as defined in Rule 144. We expect that Lone Star will be considered an affiliate of ours after this offering based on its expected share ownership and representation on our board of directors. Certain other of our stockholders may also be considered affiliates at that time.

We cannot predict what effect, if any, sales of shares of our common stock from time to time or the availability of shares of our common stock for future sale may have on the market price of our common stock. Sales of substantial amounts of common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to raise capital through an offering of equity securities or otherwise. See “Risk Factors.”

Lock-Up Agreements

We, our officers and directors and the holder of all of our outstanding shares of common stock immediately prior to this offering will be subject to lock-up agreements with the underwriters that will restrict the sale of shares of our common stock held by them for 180 days after the date of this prospectus, subject to certain exceptions, as described in the section entitled “Underwriting.”

Sales of Restricted Securities

Other than the shares sold in this offering, all of the remaining shares of our common stock outstanding following the consummation of the offering will be available for sale, subject to the lock-up agreements described above, after the date of this prospectus in registered sales or pursuant to Rule 144 or another exemption from registration. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration, including under Rule 144 promulgated under the Securities Act, which is summarized below.

In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock beneficially owned thereby for at least one year without regard to the volume limitations summarized below. However, such non-affiliate need only have beneficially owned such shares to be sold for at least six months if we have been subject to the reporting requirements of the Exchange Act for at least 90 days at the time of such sale and there is adequate current public information about us available. In either case, a non-affiliate may include the holding period of any prior owner other than an affiliate of ours.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of our common stock then-outstanding, which will equal approximately 637,895 shares immediately after the consummation of this offering; and (ii) the average weekly trading volume in our common stock on NASDAQ during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale. Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

As a result of the provisions of Rule 144, additional shares will be available for sale in the public market upon the expiration or, if earlier, the waiver of the lock-up period provided for in the lock-up agreements, subject, in some cases, to volume limitations.

Additional Registration Statements

In addition, 5,000,000 shares of common stock may be granted under our stock incentive plan. See “Executive Compensation—2016 Stock Incentive Plan.” We intend to file one or more registration statements under the Securities Act after this offering to register up to 5,000,000 shares of our common stock issued or reserved for issuance under our 2016 Stock Plan and any future equity incentive plans. These registration statements will become effective upon filing, and shares covered by these registration statements will be eligible for sale in the public market immediately after the effective dates of these registration statements, subject to any vesting restrictions and limitations on exercise under the applicable equity incentive plan, the lock-up agreements described in “Underwriting” and, with respect to affiliates, limitations under Rule 144.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a registration rights agreement with Lone Star. The terms of the registration rights agreement will include provisions for demand registration rights and piggyback registration rights in favor of Lone Star. Demand registration rights require that, subject to the terms of the registration rights agreement, Lone Star will have the right to require that we register its shares under the Securities Act for sale to the public. Piggyback registration rights allow Lone Star to include its shares in any registration that we effect under the Securities Act, other than a registration effected pursuant to an exercise of demand registration rights, subject to specified exceptions. We must pay all expenses, except for underwriters’ discounts and commissions, incurred in connection with the exercise of these registration rights. The registration rights agreement will not provide however for the payment of any consideration by us to Lone Star if a registration statement for the resale of shares of common stock held by Lone Star is not declared effective or if the effectiveness is not maintained.

Immediately following consummation of this offering, all shares of our common stock held by Lone Star will be entitled to these registration rights. Shares registered with the SEC pursuant to these registration rights will be eligible for sale in the public markets upon effectiveness of the registration statement covering those shares. However, the underwriting agreement and lock-up agreements prohibit us from filing any registration statement for the resale of shares of common stock held by Lone Star for a period of 180 days after the date of this prospectus without the prior consent of the representatives. By exercising its registration rights and causing a large number of shares to be registered and sold in the public market, Lone Star could cause the price of the common stock to fall. In addition, any demand to include these shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Risk Factors.”

U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general discussion of certain U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common stock purchased pursuant to this offering by a non-U.S. holder. As used in this prospectus, the term “non-U.S. holder” means a beneficial owner of 5% or less of our common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate or trust and is not any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

An individual who is not a citizen of the United States may, subject to certain restrictions as well as limitations contained in any applicable income tax treaties, be deemed to be a resident of the United States by reason of being present in the United States for at least 31 days in the calendar year and an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediate preceding calendar year and one sixth of the days present in the second preceding calendar year). U.S. residents are generally taxed for U.S. federal income tax purposes in the same manner as U.S. citizens.

This discussion assumes that you will hold our common stock issued pursuant to this offering as a capital asset within the meaning of the Internal Revenue Code of 1986, as amended, or the Code (i.e., generally, property held for investment). This discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular non-U.S. holder in light of the holder’s individual investment or tax circumstances, or to non-U.S. holders that are subject to special tax rules. In addition, this description of U.S. tax consequences does not address:

•	U.S. state and local or non-U.S. tax consequences;

•	U.S. federal estate or gift tax consequences;

•	the U.S. net investment income tax that is imposed in addition to other U.S. income taxes (the Unearned Income Medicare Contribution)

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to some non-U.S. holders, including without limitation, banks, insurance companies, financial institutions, qualified foreign pension funds, hybrid entities, broker-dealers, tax-exempt entities, controlled foreign corporations, passive foreign investment companies or U.S. expatriates; or

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a straddle, hedge or conversion transaction or other integrated investment.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A beneficial owner of our common stock that is a partnership and partners in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of acquiring, owning, and disposing of our common stock.

This discussion is based on current provisions of the Code, final, temporary and proposed U.S. Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

We strongly urge you to consult your tax advisor regarding the U.S. federal tax consequences of acquiring, owning or disposing our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction or under any applicable tax treaty.

Dividends

We have no present intention to pay dividends on our common stock. However, if distributions of cash or property (other than certain stock distributions) are made to non-U.S. holders on shares of our common stock, such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces the non-U.S. holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the common stock and will be treated as described under “—Gain on Sale, Exchange or Other Taxable Disposition of Common Stock” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the requirements for and manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

If the non-U.S. holder is engaged in a trade or business in the United States, either directly or through an entity treated as a partnership for U.S. tax purposes, and the dividends are effectively connected with the conduct of such trade or business, and, if provided in an applicable income tax treaty, are dividends attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, then the dividends are not subject to the U.S. withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated U.S. federal income tax rates and in the manner applicable to U.S. persons. Certain certification and disclosure requirements must be complied with for effectively connected income or income attributable to a permanent establishment to be exempt from withholding. Any effectively connected dividends or dividends attributable to a permanent establishment received by a non-U.S. holder that is treated as a foreign corporation for U.S. tax purposes may be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

To claim the benefit of a tax treaty or an exemption from withholding because dividends are effectively connected with the conduct of a trade or business in the United States, a non-U.S. holder generally must provide to the withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E, as applicable, (or successor form) for treaty benefits or IRS Form W-8ECI (or successor form) for effectively connected income, before the payment of dividends, and, if claiming the benefit of a tax treaty, generally must certify under penalties of perjury on the appropriate forms that such non-U.S. holder is not a U.S. person and is eligible for treaty benefits. These forms may need to be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund along with the required information. Special certification rules apply to certain partnerships and trusts. Accordingly, a non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its own tax advisor regarding its status under U.S. tax law and the certification requirements applicable to it.

Gain on Sale, Exchange or Other Taxable Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale, exchange or other taxable disposition of our common stock unless any one of the following applies:

1.	The non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the sale, exchange or other taxable disposition and certain other requirements are met;

2.	The gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, directly or through an entity treated as a partnership for U.S. tax purposes and, if an applicable tax treaty requires, attributable to a U.S. permanent establishment or fixed base of such non-U.S. holder; or

3.	We are or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “United States real property holding corporation,” within the meaning of Section 897(c)(2) of the Code, unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, during the relevant period. Generally, a United States corporation is treated as a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business.

We believe that we have not been and are not currently a United States real property holding corporation, and we do not expect to become a United States real property holding corporation. However, no assurances can be made in this regard. Furthermore, no assurances can be provided that our stock will be considered to be regularly traded on an established securities market for this purpose.

Non-U.S. holders described in clause (1) above are taxed on their gains (including gains from sales of our common stock and net of applicable U.S. losses from sales or exchanges of other capital assets incurred during the year) at a flat rate of 30% or such lower rate as may be specified by an applicable income tax treaty. Non- U.S. holders described in clause (2) or (3) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates and in the manner applicable to U.S. persons, unless an applicable income tax treaty provides otherwise. If a non-U.S. holder described in clause (2) is a corporation, it may be subject to the additional branch profits tax at a rate equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. In addition, if we are determined to be a United States real property holding corporation and our common stock is not regularly traded on an established securities market, then a purchaser may be required to withhold 15% of the proceeds payable to a non-U.S. holder from a sale or other taxable disposition of our common stock.

Foreign Account Tax Compliance Act

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated thereunder and other official guidance (commonly referred to as “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless those entities comply with certain requirements under the Code and applicable U.S. Treasury regulations, which requirements may be modified by an “intergovernmental agreement” entered into between the United States and an applicable foreign country. Future Treasury Regulations or other official guidance may modify these requirements.

Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our common stock, and the IRS has announced that FATCA withholding will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States. Under certain circumstances (including, for example, where an applicable tax treaty applies), a holder might be eligible for refunds or credits of such taxes.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Information Reporting and Backup Withholding

We must report annually to the IRS, and to each non-U.S. Holder, the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information reporting may also be made available under the provisions of a specific tax treaty or agreement with the tax authorities in the country in which the non-U.S Holder resides or is established.

A non-U.S. Holder will generally be subject to backup withholding for dividends on our common stock paid to such holder (at the applicable rate), unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person), and otherwise complies with all applicable legal requirements.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. Holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. Holder sells or otherwise disposes its shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. Holder to the IRS and also backup withhold on that amount, unless such non-U.S. Holder provides appropriate certification to the broker of its status as a non-U.S. person or otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person). Information reporting will also apply if a non-U.S. Holder sells its shares of our common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. Holder is a non-U.S. person and certain other conditions are met, or such non-U.S. Holder otherwise establishes an exemption (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. Holder can be credited against the non-U.S. Holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the IRS in a timely manner. Non-U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

The foregoing discussion is only a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any U.S., state, local, non-U.S. or other tax laws and any applicable income tax treaty.

UNDERWRITING

Goldman, Sachs & Co., Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and representatives of the underwriters named below. Barclays Capital Inc., Deutsche Bank Securities Inc. and RBC Capital Markets, LLC are acting as book-running managers of the offering. Subject to certain terms and conditions stated in the underwriting agreement dated as of the date of this prospectus, each underwriter has severally agreed to purchase, and we and the selling stockholder have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriters	Number of Shares
Goldman, Sachs & Co.	4,420,800
Citigroup Global Markets Inc.	4,144,500
Credit Suisse Securities (USA) LLC	4,144,500
Barclays Capital Inc.	1,427,550
Deutsche Bank Securities Inc.	1,427,550
RBC Capital Markets, LLC	1,427,550
Oppenheimer & Co. Inc.	475,850
Stephens, Inc.	475,850
SunTrust Robinson Humphrey, Inc.	475,850

Total	18,420,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 2,763,000 shares from the selling stockholder to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholder. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Paid by the Company		Paid by the Selling Stockholder
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$0.99	$0.99	$—	$0.99
Total	$18,235,800	$18,235,800	$—	$2,735,370

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.567 per share from the initial public offering price. If all shares are not sold at initial offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We, our officers and directors and the selling stockholder have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans or the 2016 Stock Plan. See the section entitled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholder and the representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management and currently prevailing general conditions in the equity.

The common stock has been approved for listing on NASDAQ under the symbol “FRTA.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, or may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NASDAQ, in the over-the-counter market or otherwise.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $9.0 million. We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $25,000.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, including in connection with the refinancing described herein, a variety of these services to the Company and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses. Credit Suisse Securities (USA) LLC, or its affiliates, will act as lead bookrunner, arranger and agent for the new first lien term loan expected to be entered into in connection with this offering. In addition, Citigroup Global Markets Inc. is party to certain foreign currency hedging arrangements involving the Company. Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are each a lender, joint lead arranger and joint lead bookrunner under, and Goldman, Sachs & Co. is a lender under, the ABL Credit Agreement.

Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Deutsche Bank Securities Inc., each an underwriter in this offering, or their affiliates, are lenders of approximately $0.3 million, $10.5 million and $3.0 million, respectively, under our Junior Term Loan. Such underwriters, or their affiliates, are expected to receive payments in respect of such amounts in connection with the use of the net proceeds we receive in this offering to repay our Junior Term Loan. These amounts represent less than 5%, in the aggregate, of the net proceeds of this offering.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), an offer of shares to the public may not be made in that Relevant Member State, except that an offer of shares to the public may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State and each person who initially acquires any shares or to whom an offer is made will be deemed to have represented, warranted and agreed to and with the underwriters that it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or relay on this prospectus or any of its contents.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Canada

Resale Restrictions

The distribution of the shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we and the selling stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing the shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling stockholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 – Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario),

•	the purchaser is a “permitted client” as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that each of the underwriters is relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105 – Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Australia

No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia (‘‘Corporations Act’’)) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission (‘‘ASIC’’). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

(a)	you confirm and warrant that you are either:

(i)	a ‘‘sophisticated investor’’ under section 708(8)(a) or (b) of the Corporations Act;

(ii)	a ‘‘sophisticated investor’’ under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii)	a person associated with the company under section 708(12) of the Corporations Act; or

(iv)	a ‘‘professional investor’’ within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

(b)	you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP. Certain legal matters in connection with the shares of common stock offered hereby will be passed upon for the underwriters by Baker Botts L.L.P.

EXPERTS

The combined financial statements of Forterra Building Products (Successor) at December 31, 2015 and for the period from March 14, 2015 to December 31, 2015, the combined balance sheet of HeidelbergCement A.G.’s building products business in the United States and Eastern Canada (the Predecessor) at December 31, 2014 and the related combined financial statements for the period from January 1, 2015 to March 13, 2015 and for each of the two years in the period ended December 31, 2014, and the balance sheet of Forterra, Inc. at June 21, 2016, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited carve-out financial statements of Cretex Concrete Products, Inc. as of September 30, 2015 and for the fiscal period ended September 30, 2015 and as of December 27, 2014 and for the fiscal years ended December 27, 2014 and December 28, 2013 included in this Prospectus and Registration Statement have been audited by PricewaterhouseCoopers LLP, independent auditors, given on the authority of such firm as experts in auditing and accounting.

The consolidated financial statements of USP Holdings Inc. as of September 30, 2015 and 2014 and for each of the years in the three-year period ended September 30, 2015 included in this Prospectus and Registration Statement, have been audited by RSM US LLP, independent auditors, as stated in their report thereon, and have been included in this Prospectus and Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, of which this prospectus forms a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits thereto. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits thereto. Copies of the registration statement, including the exhibits thereto, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including the registration statement of which this prospectus forms a part, are also available to you for free on the SEC’s website at www.sec.gov. Upon consummation of this offering we will become subject to the informational and reporting requirements of the Exchange Act and will be required to file reports and other information with the SEC. You will be able to inspect and copy these reports and other information at the public reference facilities maintained by the SEC at the address noted above or obtain copies of these materials from the Public Reference Room of the SEC upon payment of prescribed fees at the address noted above or inspect them without charge at the SEC’s website. We intend to make available to our common stockholders annual reports containing consolidated financial statements audited by our independent registered public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Page #

Forterra Building Products Unaudited Condensed Combined Financial Statements for the six months ended June 30, 2016, and for the period from March 14, 2015 to June 30, 2015 (Successor), and for the period from January 1, 2015 to March 13, 2015 (Predecessor)

F-3
Condensed Combined Statements of Operations	F-4
Condensed Combined Statements of Comprehensive Loss	F-5
Condensed Combined Balance Sheets	F-6
Condensed Combined Statements of Cash Flow	F-7
Notes to Condensed Combined Financial Statements	F-8

Forterra Building Products Combined Financial Statements as of December  31, 2015 (Successor) and 2014 (Predecessor) and for the period from March 14, 2015 to December 31, 2015 (Successor), for the period from January 1, 2015 to March 13, 2015 and for the years ended December  31, 2014 and 2013 (Predecessor)

F-32
Report of Independent Registered Public Accounting Firm	F-33
Combined Statements of Operations	F-34
Combined Statements of Comprehensive Loss	F-35
Combined Balance Sheets	F-36
Combined Statements of Shareholder’s Equity and Parent Company Net Investment	F-37
Combined Statements of Cash Flows	F-38
Notes to Combined Financial Statements	F-39

Forterra, Inc. Balance Sheet at June 21, 2016 (Inception)	F-81
Report of Independent Registered Public Accounting Firm	F-82
Balance Sheet	F-83
Notes to Balance Sheet	F-84

USP Holdings Inc. Condensed Unaudited Consolidated Financial Statements for six month period ended March 31, 2016 and March 31, 2015	F-85
Condensed Consolidated Balance Sheets	F-86
Condensed Consolidated Statements of Operations	F-87
Condensed Consolidated Statements of Comprehensive Income	F-88
Condensed Consolidated Statements of Cash Flows	F-89
Notes to Condensed Consolidated Financial Statements	F-91

USP Holdings Inc. Consolidated Financial Report September 30, 2015	F-102
Independent Auditor’s Report	F-103
Consolidated Balance Sheets	F-104
Consolidated Statements of Operations	F-105
Consolidated Statements of Comprehensive Income (Loss)	F-106
Consolidated Statements of Changes in Stockholders’ Equity	F-107
Consolidated Statements of Cash Flows	F-108
Notes to Consolidated Financial Statements	F-110

Forterra Building Products

Unaudited Condensed Combined Financial Statements

For the six months ended June 30, 2016, and for the period from March 14, 2015 to June 30, 2015 (Successor), and for the period from January 1, 2015 to March 13, 2015 (Predecessor)

FORTERRA BUILDING PRODUCTS

Condensed Combined Statements of Operations

(USD in thousands)

(Unaudited)

	Successor		Predecessor
	Six months ended June 30,	For the period from March 14 to June 30,	For the period from January 1 to March 13
	2016 (unaudited)	2015 (unaudited)	2015
Net sales	$640,142	$251,315	$132,620
Cost of goods sold	509,370	228,405	117,831

Gross profit	130,772	22,910	14,789
Selling, general & administrative expenses	(98,622)	(47,716)	(21,683)
Impairment and restructuring charges	(23)	(343)	(542)
Earnings from equity method investee	4,868	3,772	67
Other operating income	2,533	3,930	994

	(91,244)	(40,357)	(21,164)

Income (loss) from operations	39,528	(17,447)	(6,375)

Other income (expenses)
Interest expense	(42,129)	(15,551)	(84)
Other income (expense), net	(1,179)	(140)	(39)

Loss before income taxes	(3,780)	(33,138)	(6,498)
Income tax (expense) benefit	36,533	(1,579)	742

Net income (loss)	$32,753	$(34,717)	$(5,756)

Pro forma basic and diluted earnings per share (Note 20)	$0.51

See accompanying notes to the condensed combined financial statements

FORTERRA BUILDING PRODUCTS

Condensed Combined Statements of Comprehensive Loss

(USD in thousands)

(Unaudited)

	Successor		Predecessor
	Six months ended June 30, 2016 (unaudited)	For the period from March 14 to June 30, 2015 (unaudited)	For the period from January 1 to March 13, 2015
Net income (loss)	$32,753	(34,717)	$(5,756)
Actuarial gains on defined benefit plans, net of tax	—	—	2,645
Unrealized loss on derivative activities, net of tax	(1,427)	412	—
Foreign currency translation adjustment	4,783	(5,326)	(19,751)

Comprehensive income (loss)	$36,109	$(39,631)	$(22,862)

See accompanying notes to the condensed combined financial statements

FORTERRA BUILDING PRODUCTS

Condensed Combined Balance Sheets

(USD in thousands)

(Unaudited)

	Successor	Successor
	June 30, 2016 (unaudited)	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$41,817	$43,590
Receivables, net	270,088	118,959
Inventories	322,283	210,615
Other current assets	16,328	2,844

Total current assets	650,516	376,008

Non-current assets
Property, plant and equipment, net	648,621	388,924
Goodwill	416,231	75,537
Other intangible assets, net	259,170	26,062
Investment in equity method investee	56,656	56,289
Deferred tax asset	—	3,087
Derivative assets	—	9,093
Other long term assets	2,916	3,875

Total assets	$2,034,110	$938,875

LIABILITIES AND EQUITY
Current liabilities
Trade payables	$136,525	$96,486
Accrued liabilities	73,359	55,628
Deferred revenue	15,286	19,498
Current portion of long term-debt	—	2,191

Total current liabilities	225,170	173,803

Non-current liabilities
Deferred tax liability	—	2,365
Senior Term Loan	1,001,700	467,192
Junior Term Loan	238,077	236,446
Financing obligation	210,934	—
Deferred tax liabilities	132,978	—
Other long term liabilities	18,909	6,754
Derivative liability	2,875	—

Total liabilities	1,830,643	886,560

Commitments and Contingencies (Note 13)
Equity
Contributed capital	254,918	139,869
Accumulated other comprehensive loss	(1,418)	(4,768)
Retained deficit	(50,033)	(82,786)

Total shareholder’s equity	203,467	52,315

Total liabilities and shareholder’s equity	$2,034,110	$938,875

See accompanying notes to the condensed combined financial statements

FORTERRA BUILDING PRODUCTS

Condensed Combined Statements of Cash Flow

(USD in thousands)

(Unaudited)

	Successor		Predecessor
	Six months ended June 30,	For the period from March 14 to June 30,	For the period from January 1 to March 13,
	2016	2015	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$32,753	$(34,717)	(5,756)
Adjustments to reconcile net income/ (loss) to net cash provided by (used in) operating activities:
Depreciation & amortization expense	40,420	11,060	6,894
Loss (gain) on disposal of property, plant and equipment	(1,217)	(201)	—
Amortization of debt discount and issuance costs	3,760	1,719	—
Earnings from equity method investee	(4,868)	(3,772)	(67)
Distributions from equity method investee	4,500	2,250	—
Unrealized foreign currency (gains) losses, net	1,026	(5,125)	(26)
Provision (recoveries) for doubtful accounts	360	768	(31)
Deferred taxes	(38,376)	—	2,749
Other non-cash items	54	—	(1,831)
Change in assets and liabilities:
Receivables, net	(47,321)	(29,325)	(7,520)
Inventories	6,940	26,759	(20,160)
Other assets	(10,917)	(1,230)	(855)
Accounts payable and accrued liabilities	(1,841)	24,078	(20,119)
Deferred revenue	(4,446)	6,637	(1,068)
Employee benefit obligations	—	—	(498)
Other long-term assets & liabilities	12,807	1,062	64

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(6,366)	(37)	(48,224)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(16,340)	(2,732)	(2,762)
Assets and liabilities acquired, Sherman Dixie, net	(66,751)	—	—
Assets and liabilities acquired, U.S. Pipe, net	(775,110)	—	—
Assets and liabilities acquired from HeidelbergCement, net	—	(640,428)	—

NET CASH USED IN INVESTING ACTIVITIES	(858,201)	(643,160)	(2,762)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from failed sale-leaseback	216,280	—	—
Deferred transaction costs on failed sale-leaseback	(6,492)	—	—
Payment of debt issuance costs	(6,896)	(20,479)	—
Proceeds from Senior Term Loan, net of discount	548,400	248,505	—
Proceeds from Junior Term Loan, net of discount	—	244,300	—
Proceeds from Revolver	106,611	35,619	—
Payments on Revolver	(55,173)	(8,210)	—
Payments on Senior Term Loan	(2,191)	(1,588)	—
Proceeds from settlement of derivatives	6,546	—	—
Capital contribution from Predecessor Parent, net	—	—	60,910
Capital contribution from parent	402,127	167,482	—
Payments for return of contributed capital	(347,344)	—	—
Other financing activities	—	—	(3)

NET CASH PROVIDED BY FINANCING ACTIVITIES	861,868	665,629	60,907

Effect of exchange rate changes on cash	926	(5,994)	(130)

Net change in cash and cash equivalents	(1,773)	16,438	9,791
Cash and cash equivalents balance, beginning of period	43,590	—	42
Cash and cash equivalents balance, end of period	$41,817	$16,438	$9,833

SUPPLEMENTAL DISCLOSURES:
Cash interest paid	$26,915	$8,731	—

SUPPLEMENTAL NONCASH INVESTING AND FINANCING DISCLOSURES:
Net payments made on behalf of the Company by affiliates	$8,898	$4,528	—

Repayments on Revolver by Parent	$51,438	—	—

Fair value changes of derivative instruments recorded in OCI, net of tax	$(1,427)	$412	—

See accompanying notes to the condensed combined financial statements

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

1. Organization and description of the business

Description of the business

Forterra Building Products (“Forterra” or the “Successor”) is involved in the manufacturing, sale and distribution of building materials in the United States (‘‘U.S.’’) and Canada. Forterra’s primary products are concrete drainage pipe, precast concrete structures, water transmission pipe used in drinking and wastewater systems, and bricks. These products are used in the residential, infrastructure and non-residential sectors of the construction industry.

Basis of Presentation - Successor

Forterra includes indirect wholly-owned subsidiaries of LSF9 Concrete Holdings, Ltd. (“LSF9”). Lone Star Funds (“Lone Star”), through its wholly-owned subsidiary LSF9, acquired Forterra on March 13, 2015 (the “Acquisition”). LSF9, which was formed on February 6, 2015 for the purpose of acquiring Forterra, had no operations prior to the date of the Acquisition. The legal entities that comprise Forterra are domiciled in the U.S. and Canada. The U.S. legal entities are Stardust Holdings (USA), LLC and its subsidiaries. The Canadian legal entities are Forterra Pipe & Precast, Ltd. and its subsidiaries and Forterra Brick Ltd.

Prior to the Acquisition, the entities comprising Forterra which were acquired by Lone Star were indirect wholly-owned subsidiaries of HeidelbergCement A.G. (“HC” or “Parent”), a publicly listed company in Germany, encompassing HC’s North American building products operations (“BP NAM” or the “Predecessor”). LSF9 acquired Forterra in a business combination which also included the acquisition of HC’s U.K.-based building products operations for a total initial purchase price of $1.33 billion cash, subject to customary working capital adjustments and a possible earn-out of up to $100.0 million. The acquisition of BP NAM and HC’s UK-based building products was funded with an equity investment of $432.3 million and third-party debt in the amount of $940.0 million.

In the accompanying financial information, Successor refers to Forterra and Predecessor refers to BP NAM. The term “Company” is used throughout the combined financial statements and applies to either the Predecessor or the Successor.

The Successor’s combined financial statements include certain assets and liabilities historically held at LSF9, including the proportionate debt, and related interest expense, incurred by LSF9 to acquire the Company that Forterra is obligated to pay. The Company’s portion of Lone Star’s initial $432.3 million equity investment is $167.5 million. The Company’s allocated portion of the $940.0 million of third party debt used to finance the Acquisition is $515.5 million. The remaining $424.5 million of the debt was allocated to affiliates of LSF9 that are not included in these financial statements based on the amounts affiliates of LSF9 are expected to repay and such amount has been fully repaid by affiliates. The Company and the affiliates of LSF9 were co-obligors and jointly and severally liable under terms of the initial credit agreements. In April of 2016, the Company’s affiliate co-obligors were released from joint and several liability under the credit agreements and the Company is consequently the sole source of repayment for its $515.5 million share for the initial obligation under the credit agreements. See discussion of the joint and several obligations in Note 9, Debt and deferred financing costs.

U.S. Pipe Acquisition

On April 15, 2016, Forterra closed the acquisition of all of the stock of USP Holdings Inc. (“USP”) for a purchase price of $775.1 million, subject to customary working capital adjustments. USP is a

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

manufacturer of water transmission pipe servicing residential, commercial and infrastructure customers. The USP acquisition was financed with proceeds from a capital contribution and borrowings on LSF9’s revolving credit facility.

Sherman-Dixie Acquisition

On January 29, 2016, Forterra closed the acquisition of substantially all the assets of Sherman-Dixie Concrete Industries (“Sherman-Dixie”) for a purchase price of $66.8 million, including customary working capital adjustments. Sherman-Dixie is a manufacturer of precast concrete structures operating in Kentucky, Tennessee, Alabama and Indiana. The Sherman Dixie acquisition was financed with proceeds from a draw on the Company’s revolving credit facility.

The financial statements contained herein have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The combined financial statements include the accounts of the Company and all intercompany transactions among the Successor entities have been eliminated.

2. Summary of significant accounting policies

General

The condensed combined financial statements have been prepared in accordance with U.S. GAAP and on the same basis as our audited combined financial statements as of December 31, 2015. The condensed combined balance sheet as of June 30, 2016 and the condensed combined statements of operations, comprehensive income (loss) and cash flows for the periods presented herein are not audited but reflect all adjustments that are of a normal recurring nature and are necessary for a fair statement of the results of the periods shown. Certain information and note disclosures normally included in annual financial statements have been omitted pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). Because the condensed combined interim financial statements do not include all of the information and notes required by U.S. GAAP for a complete set of financial statements, they should be read in conjunction with the audited combined financial statements referred to above. The results and trends in these interim financial statements may not be indicative of results for the full year.

Basis of presentation-Predecessor

Description of Business - Predecessor

The legal entities comprising BP NAM were a component of the North American operating segment of HC and consist of U.S. operating entities that were directly owned by Lehigh Hanson, Inc. (‘‘LHI’’), a U.S. holding company, and Canadian operating entities that were directly owned by Hanson America Holdings (4), Ltd., a U.K. holding company.

These financial statements are labeled as predecessor because they reflect the combined predecessor historical results of operations, financial position and cash flows of BP NAM, as they were historically managed under the control of HC, in conformity with U.S. GAAP.

All intracompany transactions occurring between the predecessor entities have been eliminated. Certain transactions between the Company and HC have been included in these combined predecessor financial statements and are considered to be effectively settled at the time the

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

transaction is recorded. The total net effect of the settlement of these transactions is reflected in the combined predecessor statements of shareholder’s equity and Parent company net investment as net transfers (to)/from Parent, in the combined predecessor statements of cash flows as a financing activity and in the combined predecessor balance sheet as Parent company net investment.

HC used a centralized approach to cash management and financing of its operations. Historically, the majority of the Predecessor’s cash was transferred to HC daily and the Company was dependent on HC funding of the Company’s operating and investing activities as needed. This arrangement is not reflective of the manner in which the Company would have been able to finance its operations had it been a stand-alone business separate from HC during the periods presented. Cash transfers to and from HC’s cash management accounts are reflected within Parent company net investment.

The combined predecessor financial statements include certain assets and liabilities that have historically been held at the HC corporate level but are specifically identifiable or otherwise allocable to the Company. The cash and cash equivalents held by HC at the corporate level are not specifically identifiable to the Company and therefore were not allocated for any of the periods presented. Cash and cash equivalents in the combined predecessor balance sheets represent cash held locally by operations included in the combined predecessor financial statements. HC third-party debt, and the related interest expense, has not been allocated for any of the periods presented as the Company was not the legal obligor of the debt and HC’s borrowings were not directly attributable to these operations.

The historical costs and expenses reflected in the combined predecessor financial statements include an allocation for certain corporate functions historically provided by HC or its wholly-owned subsidiaries. Substantially all of the Company’s senior management were employed by HC and certain functions critical to the Company’s operations were centralized and managed by HC. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, accounting, shared services, information technology, tax, risk management, treasury, legal, human resources, land management, and strategy and development. Additionally, the Company resided in office space provided by affiliates of HC. The cost of each of these services has been allocated to the Company on the basis of the Company’s relative net sales or head count as compared to that of HC depending upon which allocation methodology is more meaningful for each service.

The Company and HC believe that these allocations reasonably reflect the utilization of services provided and benefits received. However, they may differ from the cost that would have been incurred had the Company operated as a stand-alone company for the periods presented or will be incurred by the Successor. Estimating actual costs that would have been incurred if the Company had been a stand-alone company is not practicable and would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including legal services, accounting and finance services, human resources, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services. Income taxes have been accounted for in these financial statements on a separate-return basis.

Recent Accounting Guidance Adopted

In March 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810), Amendments to the Consolidation Analysis, changing the analysis that a reporting entity must perform when deciding to consolidate a legal entity. This amendment changes the evaluation of whether limited partnerships are variable interest entities or voting interest entities and eliminates the presumption that a general

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

partner should consolidate a limited partnership. All legal entities are subject to reevaluation under the revised consolidation model. The amendment is effective for fiscal years and interim periods beginning after December 15, 2015 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the beginning of the period of adoption. The Company adopted the guidance in the combined financial statements for the six months ended June 30, 2016.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, defining when and how companies are required to disclose going concern uncertainties, which must be evaluated each interim and annual period. Specifically, it requires management to determine whether substantial doubt exists regarding the entity’s going concern presumption. Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date the financial statements are issued. If substantial doubt exists, certain disclosures are required. The provisions of this ASU are effective for annual periods ending after December 15, 2016 and to annual and interim periods thereafter. Early adoption is permitted. The ASU should be applied on a prospective basis. The Company believes the adoption of this ASU will not have a material impact on the Company’s disclosures.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805). Topic 805 requires an acquirer to retrospectively adjust provisional amounts recognized in a business combination during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments in this update require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years.

Recent Accounting Guidance Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. The FASB subsequently voted to defer the application of the provisions of this standard for public companies until annual reporting periods beginning after December 15, 2017 in ASU 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, including interim periods within that reporting period. The Company is currently evaluating whether this ASU will have a material impact on its combined financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, requiring an entity to measure inventory within the scope of the ASU at the lower of cost and net realizable value. For public business entities, the amendments in this update are effective for

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating whether this ASU will have a material impact on its combined financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), amending the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted as of the standard’s issuance date. ASU 2016-02 requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company believes this ASU will have a material impact on our combined financial statements as it will result in most of the Company’s leases and associated assets being presented on the balance sheet.

3. Business combinations

Transaction Overview – The Acquisition

The Successor’s financial statements reflect the Acquisition of the Predecessor that occurred on March 13, 2015, which was accounted for as a business combination as defined by ASC 805. Certain liabilities of the Predecessor were not assumed by the Successor including, but not limited to pension liabilities, tax and insurance related liabilities and multi-employer pension liabilities. The assets acquired and liabilities assumed are recorded at their respective fair values as of the date of the Acquisition with the excess of the purchase price over those fair values recorded as goodwill. The determination of the fair values of the acquired assets and assumed liabilities required significant judgment, including estimates impacting the determination of estimated lives of tangible and intangible assets, the calculation of the fair value of inventory, property, plant and equipment, and customer related intangibles. The fair values were determined primarily using the income method using level 3 inputs as defined by ASC 820.

The following table summarizes the fair values of the assets acquired and liabilities assumed by the Company at the Acquisition date:

Fair Value
Net working capital	$257,368
Property, plant and equipment	311,191
Investment in equity method investee	56,400
Customer backlog intangible	4,500
Other assets and other liabilities	(6,495)

Net identifiable assets acquired	$622,964
Goodwill	17,464

Consideration transferred, net of cash acquired	$640,428

The goodwill recognized was attributable primarily to expected operating efficiencies and expansion opportunities in the business acquired. The goodwill is not expected to be deductible for tax purposes.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Financing transactions

Consideration to fund the Acquisition was provided by an equity investment of $167.5 million and proceeds from third-party debt, net of original discount and debt issuance costs, in the amount of $472.9 million. The financing transactions included a senior term loan in the amount of $254.9 million ($241.7 million, net of $13.2 million of original issue discount and debt issuance costs), a junior term loan in the amount of $260.0 million ($233.8 million, net of $26.2 million of original issue discount and debt issuance costs) and a revolving line of credit of up to $150.0 million. Funds of $0.6 million were initially drawn from the revolving line of credit at the closing date of the Acquisition. The Company incurred debt issuance costs related to the revolving line of credit in the amount of $3.2 million.

Contingent Consideration

As discussed in Note 1, the Acquisition included contingent consideration of up to an additional $100.0 million based on the earnings of LSF9 for fiscal year 2015 as adjusted by the purchase agreement (“Earn-out”). The Earn-out is based on the achievement of an amount in excess of a certain minimum threshold of adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), as defined by the purchase agreement, for the calendar year ended December 31, 2015. The Company determined that achieving the required threshold to trigger a payout to the Seller was not probable and, therefore, the Company did not record a contingent liability related to the Earn-out as of the Acquisition date. Subsequent to year end, the Company concluded the Earn-out was not earned and, accordingly, did not record a liability as of December 31, 2015. See further discussion of the Earn-out contingency in Note 13.

Transaction Overview - USP Holdings Inc. (“USP”)

On April 15, 2016, Forterra acquired all of the stock of USP Holdings Inc. for a purchase price of $775.1 million, subject to customary working capital adjustments. All outstanding stock options of USP were settled by USP with proceeds from the acquisition and were not assumed by the Company in the transaction. The acquisition is accounted for as a business combination as defined by ASC 805, Business Combinations. The Company allocated the purchase price to the individually identifiable assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition. USP operates as part of the Company’s Water Pipe & Products reportable segment. The excess purchase price over those fair values was recorded as goodwill. The determination of fair values of the acquired assets and assumed liabilities required significant judgment, including estimates related to customer relationships, tradename and other intangibles, calculation of the fair value of property, plant and equipment and inventory. The allocation of the purchase price is preliminary and may be subject to change upon completion of the determination of the fair value of all acquired assets and liabilities. The fair value of assets and liabilities was determined using level 3 inputs as defined by ASC 820.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The respective preliminary fair values of the assets acquired and liabilities assumed at the acquisition date are as follows:

Fair Value
Net working capital	$149,683
Property, plant and equipment, net	246,241
Customer relationship intangible	179,491
Trade name intangible	37,388
Patent intangible	13,093
Other intangibles	7,659
Long term liabilities	(10,613)
Deferred tax liabilities	(160,906)

Net identifiable assets acquired	462,036
Goodwill	313,074

Consideration transferred	$775,110

The goodwill recognized was attributable primarily to expected operating efficiencies and expansion opportunities in the business acquired. The goodwill is not expected to be deductible for tax purposes.

For the six months ended June 30, 2016 revenues and income from operations include $150.3 million and $10.6 million, respectively, attributed to USP after the acquisition date.

Transaction Overview - Sherman Dixie Concrete Industries (“Sherman-Dixie”)

On January 29, 2016, Forterra completed the acquisition of all of the common stock of Sherman-Dixie for a cash purchase price of $66.8 million including customary working capital adjustments. The acquisition is accounted for as a business combination as defined by ASC 805, Business Combinations. The Company allocated the purchase price to the individually identifiable assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition. Sherman-Dixie will operate as part of the Company’s Drainage Pipe & Products reportable segment. The excess purchase price over those fair values was recorded as goodwill. The determination of fair values of the acquired assets and assumed liabilities required significant judgment, including estimates related to contract backlog, calculation of the fair value of property, plant and equipment and inventory. The allocation of the purchase price is preliminary and may be subject to change upon completion of the determination of the fair value of all acquired assets and liabilities. The fair value of assets and liabilities was determined using level 3 inputs as defined by ASC 820.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The respective preliminary fair values of the assets acquired and liabilities assumed at the acquisition date are as follows:

Fair Value
Net working capital	$14,293
Property, plant and equipment	29,163
Customer relationships intangible	5,100
Non-compete agreement intangible	2,500
Other identifiable intangibles	900
Deferred tax liability	(11,189)

Net identifiable assets acquired	40,767
Goodwill	25,984

Consideration transferred, net of cash acquired	$66,751

Supplemental pro-forma information (unaudited)

If the Company had acquired USP and Sherman-Dixie on January 1, 2016, the Company’s total net sales and income from continuing operations before taxes, on a pro-forma basis for the six months ended June 30, 2016 would have been approximately $816,453 and $7,184, respectively.

Transaction costs

For the six months ended June 30, 2016, for the period from March 14, 2015 to June 30, 2015, and for the period from January 1, 2015 to March 13, 2015 the Company recognized aggregate transaction costs specific to the Acquisition, Cretex acquisition, U.S. Pipe acquisition, and Sherman Dixie acquisition of $7,582, $10,588, and $2,079, respectively. Transaction costs generally include legal, accounting, valuation, and advisory fees. These costs are recorded in the combined statements of operations within selling, general & administrative expenses.

Roof Tile Divestiture

On April 12, 2016, the Company entered into and closed a Stock Purchase Agreement to sell all of its ownership interest in its roof tile business for an initial purchase price of $10.5 million subject to customary working capital adjustments. The sale of the roof tile business generated a loss of $0.8 million recorded in other income (expense), net.

4. Receivables, net

Receivables consist of the following at June 30, 2016 and December 31, 2015:

	Successor	Successor
	June 30, 2016	December 31, 2015
Trade receivables	$255,645	$108,065
Amounts billed, but not yet paid under retainage provisions	1,963	2,053
Other receivables	16,598	12,436

Total receivables	$274,206	$122,554
Less: Allowance for doubtful accounts	(4,118)	(3,595)

Receivables, net	$270,088	$118,959

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

5. Inventories

Inventories consists of the following at June 30, 2016 and December 31, 2015:

	Successor	Successor
	June 30, 2016	December 31, 2015
Finished goods	$214,137	$146,635
Raw materials	100,933	53,339
Work in process	7,213	10,641

Total inventories	$322,283	$210,615

6. Property, plant and equipment, net

Property, plant and equipment, net consist of the following at June 30, 2016 and December 31, 2015:

	Successor	Successor
	June 30, 2016	December 31, 2015
Machinery and equipment	$388,648	$158,349
Land, buildings and improvements	284,381	243,496
Other equipment	3,435	1,142
Construction-in-progress	23,788	14,984

Total property, plant and equipment	700,252	417,971
Less: accumulated depreciation	(51,631)	(29,047)

Property, plant and equipment, net	$648,621	$388,924

Depreciation expense, including depreciation of assets subject to a failed sale-leaseback discussed in Note 10 Financing Obligation (Failed sale-leaseback), totaled $27,349, $9,669, and $6,894, for the six months ended June 30, 2016, for the period March 14, 2015 to June 30, 2015 and for the period from January 1, 2015 to March 13, 2015, respectively, which is included in cost of goods sold and selling, general and administrative expenses in the combined statements of operations.

7. Goodwill and other intangible assets, net

The table below presents goodwill by operating segment as of June 30, 2016:

Successor	Drainage Pipe & Products	Water Pipe & Products	Bricks	Other	Total
Balance at December 31, 2015	$73,442	$2,050	$45	$—	$75,537
Sherman-Dixie acquisition	25,984	—	—	—	25,984
U.S. Pipe acquisition	—	313,074	—	—	313,074
Foreign currency	1,321	315	—	—	1,636

Balance at June 30, 2016	$100,747	$315,439	$45	$—	$416,231

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Intangible assets other than goodwill at June 30, 2016 and December 31, 2015 included the following:

	Weighted average amortization period (in years)	Gross carrying amount as of June 30, 2016	Accumulated amortization	Net carrying value as of June 30, 2016
Customer relationships	10	$209,291	$(8,157)	$201,134
Brand names	5	38,088	(1,479)	36,609
Patents	7	13,093	(506)	12,587
Customer backlog	1	9,864	(6,497)	3,367
Non-competes	5	6,277	(804)	5,473

Total intangible assets		$276,613	$(17,443)	$259,170

	Weighted average amortization period (in years)	Gross carrying amount at December 31, 2015	Accumulated amortization	Net carrying value as of December 31, 2015
Customer relationships	5	$24,700	$(365)	$24,335
Customer backlog	1	5,182	(3,955)	1,227
Brand names	2	600	(100)	500

Total intangible assets		$30,482	$(4,420)	$26,062

Amortization expense totaled $13,071, $1,391, and $0, for the six months ended June 30, 2016, for the period March 14, 2015 to June 30, 2015, and for the period from January 1, 2015 to March 13, 2015, respectively, which is included in selling, general and administrative expenses in the combined statements of operations.

8. Fair value measurement

The Company’s financial instruments consist primarily of cash and cash equivalents, trade and other receivables, derivative instruments, accounts payable, long-term debt and accrued liabilities. The carrying value of the Company’s trade receivables, trade payables, the asset based revolver and accrued liabilities approximates fair value due to their short-term maturity. The Company may adjust the carrying amount of certain nonfinancial assets to fair value on a non-recurring basis when they are impaired.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The estimated carrying amount and fair value of the Company’s financial instruments and other assets and liabilities measured and recorded at fair value on a recurring basis is as follows for the dates indicated:

Successor	Fair value measurements at June 30, 2016 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value June 30, 2016
Recurring:
Non-current liabilities
Derivative liability	$—	$2,875	$—	$2,875

	Fair value measurements at December 31, 2015 using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2015
Recurring:
Non-current assets
Derivative assets	$—	$9,093	$—	$9,093

Liabilities and assets classified as level 2 which are recorded at fair value are valued using observable market inputs. The fair values of derivative assets and liabilities are determined using quantitative models that utilize multiple market inputs including interest rates and exchange rates to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. In addition, the Company incorporates within its fair value measurements a valuation adjustment to reflect the credit risk associated with the net position. Positions are netted by counterparties, and fair value for net long exposures is adjusted for counterparty credit risk while the fair value for net short exposures is adjusted for the Company’s own credit risk.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The estimated carrying amount and fair value of the Company’s financial instruments and liabilities for which fair value is only disclosed is as follows:

Successor		Fair value measurements at June 30, 2016 using
	Carrying Amount June 30, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value June 30, 2016
Non-current liabilities
Senior Term Loan	$1,001,700	—	$1,008,533	—	$1,008,533
Junior Term Loan	238,077	—	252,525	—	252,525
Financing obligation	210,934	—	217,404	—	217,404

Successor		Fair value measurements at December 31, 2015 using
	Carrying Amount December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2015
Non-current liabilities
Senior Term Loan	$469,383	$—	$470,543	$—	$470,543
Junior Term Loan	236,446	—	259,675	—	259,675

The fair value of debt is the estimated amount LSF9 would have to pay to transfer its debt, including any premium or discount attributable to the difference between the stated interest rate and market rate of interest at the balance sheet date. Fair values are supported by observable market transactions when available.

9. Debt and deferred financing costs

The Company’s debt consisted of the following:

	Successor	Successor
	June 30, 2016	December 31, 2015
Senior Term Loan Credit Agreement interest at 6.50%, net of debt issue costs and original issue discount of $34,021 and $20,129, respectively	$1,001,700	$469,383
Junior Term Loan Credit Agreement interest at 10.50%, net of debt issue costs and original issue discount of $21,923 and $23,554, respectively	238,077	236,446
Financing obligation, net of $6,470 of deferred transaction costs (see Note 10)	210,934	—

Total debt	1,450,711	705,829
Less: current portion debt	—	(2,191)

Total long-term debt	$1,450,711	$703,638

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

In connection with the financing of the Acquisition LSF9 entered into a Senior Term Loan Credit Agreement for borrowings of $635.0 million, a Junior Term Loan Credit Agreement for borrowings of $260.0 million, and drew $45.0 million under a $150.0 million revolving credit facility (the “Revolver”). Approximately $515.5 million is the obligation of Forterra as a joint and several obligation under ASC 405-40, Obligations Resulting from Joint and Several Liability Arrangements. See also Note 1, Basis of Presentation-Successor.

In connection with the Cretex acquisition Forterra issued additional Senior term notes of $240.0 million. In conjunction with the issuance of this debt, LSF9 incurred $71.6 million of debt issuance costs and debt discounts; of which $51.9 million is attributed to the Company debt obligation. The credit agreements are secured by substantially all of the assets of the Company.

In April 2016, LSF9 borrowed $205.0 million on the Revolver in order to finance the acquisition of U.S. Pipe of which $203.4 million was repaid during April 2016 with proceeds from an affiliated entity controlled by LSF9 but not included among the legal entities that comprise the Company. In connection with the additional proceeds obtained in April 2016 which benefited the Company, under ASC 405-40, Obligations Resulting from Joint and Several Liability Arrangements, the Company assumed an additional obligation of $203.4 million that was recognized as an increase to the Company’s allocated share of LSF9’s outstanding Senior Term Loan balance with an associated increase in debt issuance fees and discount related to the Senior Term Loan of $8.9 million. The affiliated entity was subsequently released as a co-obligor and its joint and several liability under terms of all of the 3rd party credit agreements.

On June 17, 2016, LSF9 borrowed an incremental $345.0 million on the Senior Term Loan and used the proceeds to pay a dividend of $338.3 million, net of debt issuance costs, to the shareholders of LSF9. The dividend was recorded as a return of contributed capital. LSF9 incurred debt issuance fees and discount of $6.7 million in connection with the issuance of the debt. The incremental borrowings incur interest at the same rate as the Senior Term Loan and matures in March 2022. Under ASC 405-40 Obligations Resulting from Joint and Several Liability Arrangements, the Company recognized the full amount of the incremental borrowing, net of related issuance costs and discount, as an obligation in the combined balance sheet.

The interest rate for both the Senior Term Loan and Junior Term Loan is set at LIBOR (with a 1% floor) plus a margin of 5.50% and 9.50%, respectively. The Senior Term Loan Agreement has a weighted average effective interest rate of 7.1% for the period ended June 30, 2016 and matures March 2022. The effective interest rate of the Junior Term Loan Credit Agreement was 11.7% for the period, and the debt matures March 2023. The effective interest rate includes the effects of deferred financing fees and original issue discount and premium amortization calculated using the effective interest method.

At June 30, 2016, the Company’s Revolver, which matures in March 2020, had total borrowing capacity of $285.0 million, with no amount outstanding. The Company incurred debt issuance costs of $3.8 million related to the Revolver. The available credit under the Revolver is limited by a borrowing base which includes a portion of the Company’s current assets. Interest is floating, based on a reference rate plus an applicable margin. The weighted average annual interest rate on the Revolver was 2.03% for the six months ended June 30, 2016. In addition, Forterra pays a facility fee of between 25.0 and 37.5 basis points per annum based upon the utilization of the total Revolver facility. Availability under the Revolver at June 30, 2016 based on draws, and outstanding letters of credit and allowable borrowing base was $262.4 million.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The Company incurred $33.8 million of cash interest expense for the six months ended June 30, 2016, of which $6.9 million was paid by affiliates of the Company.

As of June 30, 2016, minimum future principal payments on long-term debt are as follows:

	Total	Senior Term	Junior Term	Revolver	Financing Obligation
2016	$—	$—	$—	$—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—
Thereafter:	1,513,125	1,035,721	260,000	—	217,404

	$1,513,125	$1,035,721	$260,000	$—	$217,404

Covenants, Events of Default and Provisions

Under the terms of credit agreements above, LSF9 is required to comply with certain customary covenants, including among others, the limitation of indebtedness, limitations on liens, and limitations on certain cash distributions. The Revolver imposes only financial covenant, which requires LSF9 to maintain a fixed charge coverage ratio of no less than 1.00 to 1.00. The fixed charge coverage ratio is the ratio of consolidated earnings before interest, depreciation, and amortization (“EBITDA”) less cash payments for capital expenditures and income taxes to consolidated fixed charges (interest expense plus scheduled payments of principal on indebtedness). As of June 30, 2016, LSF9 was in compliance with the debt covenants contained in its credit facilities.

Lines of Credit and Other Debt Facilities

The Company had stand-by letters of credit outstanding of $22.6 million as of June 30, 2016 which reduce the borrowings available under the credit facilities.

Joint and several obligations

As discussed above, the Company has recorded debt on its combined balance sheet under ASC 405-40, Obligations Resulting from Joint and Several Liability Arrangements. The Company and the affiliates of LSF9 were co-obligors and jointly and severally liable under terms of the LSF9’s credit agreements. The Company’s allocated portion of the $940.0 million of third party debt used to finance the Acquisition is $515.5 million. The initial obligation of $515.5 million was reflected on the Company’s combined balance sheet at the Acquisition date as $254.9 million of Senior Term Loan, $260 million of Junior Term Loan and $0.6 million of Revolver obligations. The remaining $424.5 million of the debt was allocated to affiliates of LSF9 that are not included in these financial statements based on the amounts affiliates of LSF9 were expected to repay and such amount has been fully repaid by affiliates. In April 2016, the Company’s affiliate co-obligors were released from joint and several liability under the LSF9 credit agreements. The Company is consequently the sole source of repayment for its $515.5 million share for the initial obligation under the credit agreements, as well as other obligations recorded on the balance sheet. In addition to the initial debt obligation of $515.5 million recorded by the company, during October 2015, additional LSF9 Senior Term Loan borrowings of $240 million to finance the Cretex acquisition were allocated in full to the Company.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

In April 2016, LSF9 borrowed an additional $205 million on the Revolver to finance the USP acquisition. On April 26, 2016, affiliates of the Company under control of LSF9 but not included in Forterra repaid $203.4 million of the Revolver balance that was drawn in April 2016 and $176.7 million of the Senior Term Loan, after which the other affiliates were released as obligors to the loan and the Company became the sole source of repayment under the LSF9 debt agreement. The Company has reflected the increased obligation as an increase in the Senior Term Loan in order to reflect the change in our obligation as a result of the additional borrowings of LSF9. A proportionate amount of debt issuance costs and discount related to the increased obligation under the Senior Term Loan has also been allocated to the Company at the time of the increased obligation. Additionally in June 2016, LSF9 incurred an additional $345 million of Senior Term Loan debt used to pay a dividend of $338.3 million (recorded as a return of contributed capital) to Lone Star, which was attributed to the Company as an additional obligation under the Senior Term Loan. The amounts recorded in the combined balance sheets represent the portion of LSF9’s outstanding obligation at that balance sheet date the Company was expected to repay. There are no other repayments that will be made by affiliates other than those mentioned above. As of June 30, 2016, the Company has recorded all debt held by LSF9 on its combined balance sheet as of June 30, 2016. The obligations are secured by substantially all of the assets of the Company.

10. Financing Obligation (Failed sale-leaseback)

On April 5, 2016, the Company sold properties in 47 sites throughout the U.S. and Canada to Pipe Portfolio Owner (Multi) LP (the “U.S. Buyer”) and FORT-BEN Holdings (ONQC) Ltd. (the “Canadian Buyer”) for an aggregate purchase price of approximately $204.3 million. On April 14, 2016, the Company sold additional properties in two sites located in the U.S. to the U.S. Buyer for an aggregate purchase price of approximately $11.9 million. In connection with these transactions, the Company and the U.S. Buyer and an affiliate of the Canadian Buyer entered into master land and building lease agreements under which the Company agreed to lease back each of the properties for an initial term of twenty years, followed by one optional renewal terms of 9 years 11 months. Leaseback rental will escalate annually by 2% during the initial term and based on changes in the Consumer Price Index capped at 4% during the optional renewal period. The proceeds received from the sale leaseback transactions net of transaction costs of $6.5 million amounted to $209.7 million.

The sale-leaseback transactions are considered to have one form of prohibited “continuing involvement” at the inception of the lease which preclude sale-leaseback accounting for transactions involving real estate in the combined financial statements of the Company because a guarantee by LSF9 provides the buyer-lessor or the lessor, as applicable, with additional collateral that reduces the buyer-lessor’s or the lessor’s, as applicable, risk of loss. As a result, the assets subject to the sale-leaseback will remain on the balance sheet of the Company and continue to be depreciated. For the six months ended June 30, 2016, the Company recognized $1.3 million of depreciation expense on assets sold under the financing obligation recorded on our combined balance sheet. The aggregate proceeds are recorded as a financing obligation in the combined balance sheet.

The Company has recorded a financing obligation of $210.9 million, net of $6.5 million of deferred transaction costs, in the combined balance sheet at June 30, 2016. During the six months ended June 30, 2016 the Company recognized $4.0 million of interest expense related to payments made under the financing obligation.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The table below shows the minimum lease payments under the failed sale-leasebacks for the years ended:

Total
2016	$8,674
2017	17,695
2018	18,049
2019	18,410
2020	18,779
Thereafter:	590,558

$672,165

11. Accrued liabilities

Accrued liabilities consist of the following at June 30, 2016 and December 31, 2015:

	Successor	Successor
	June 30, 2016	December 31, 2015
Accrued payroll and employee benefits	$28,055	$24,690
Accrued taxes	21,986	17,073
Accrued rebates	13,215	8,021
Environmental & reclamation obligation	1,953	903
Warranty	1,692	2,429
Other miscellaneous accrued liabilities	6,458	2,512

	$73,359	$55,628

12. Derivatives and hedging

The Company uses derivatives to manage selected foreign exchange and interest rate exposures. The Company does not use derivative instruments for speculative trading purposes, and cash flows from derivative instruments are included in net cash provided by (used in) financing activities in the combined statements of cash flows.

In May of 2015, the Company entered into the following derivative instruments: fixed-for-fixed cross currency swaps and fixed-for-float cross currency swaps. The fixed-for-float cross currency swaps are designated as cash flow hedges in accordance with ASC 815-20, Derivatives - Hedging, with the effective portion of the changes in the fair value of the derivatives recorded to accumulated other comprehensive income, and any ineffective portion reflected directly in earnings as other operating expense in the combined statements of operations. The fixed-for-fixed cross currency swaps are not designated as hedge instruments; therefore changes in fair value are recognized immediately in earnings as other operating expenses in the combined statements of operations. The fixed-for-fixed cross currency swaps entered into in May 2015 were accelerated in March 2016 for proceeds of $6.6 million. Proceeds from the settlement of the currency swaps were used to make payments on the outstanding balance on the Revolver. The Company entered into new fixed-for-fixed cross currency swaps after the settlement. These fixed-for-fixed cross currency swaps were not designated as hedge instruments and changes in fair value were recognized in earnings as other operating expenses.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

A quantitative analysis is utilized to assess hedge effectiveness for cash flow hedges. The Company assesses the hedge effectiveness and measures the amount of ineffectiveness for the hedge relationships based on changes in spot exchange rates. For the six months ended June 30, 2016, the Company recognized a foreign exchange loss of $4.5 million in other operating income in the combined statement of operations, including a loss on settlement of $1.5 million, and $1.4 million included in other comprehensive loss related to cash flow hedges.

The Company has elected to present all derivative assets and derivative liabilities, on a net basis on its combined balance sheets when a legally enforceable International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement exists. An ISDA Master Agreement is an agreement between two counterparties, which may have multiple derivative transactions with each other governed by such agreement, and such ISDA Master Agreement generally provides for the net settlement of all or a specified group of these derivative transactions, through a single payment, in a single currency, in the event of a default on, or affecting any, one derivative transaction or a termination event affecting all, or a specified group of, derivative transactions. At June 30, 2016 and December 31, 2015, the Company’s derivative instruments fall under an ISDA master netting agreement.

The following table presents the fair values of derivative assets and liabilities in the combined successor balance sheets:

	Successor
	June 30, 2016
	Derivative Assets		Derivative Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Fixed-for-fixed cross currency swap	$—	$—	$79,531	$(2,937)
Fixed-for-float cross currency swap	81,991	62	—	—

Total derivatives, gross		62		(2,937)
Less: Legally enforceable master netting agreements		—		—

Total derivatives, net		$62		$(2,937)

	Successor
	December 31, 2015
	Derivative Assets		Derivative Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Fixed-for-fixed cross currency swap	$79,531	$7,667	$—	$—
Fixed-for-float cross currency swap	81,991	1,426	—	—

Total derivatives, gross		9,093	—	—
Less: Legally enforceable master netting agreements		—		—

Total derivatives, net		$9,093		$—

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The following table presents the gain (loss) recognized in the statements of operations and comprehensive income on derivative instruments in cash flow hedging relationships. Losses on hedge instruments were recorded in other operating income in the combined statements of operations:

	Successor	Predecessor
	Six months ended, 2016	For the period from March 14 to June 30, 2015
Cash flow hedges
Cross currency swaps
Loss on derivatives recognized in Accumulated other comprehensive loss	$(1,427)	$412
Loss on derivatives not designated as hedges	(2,874)	(1,124)

13. Commitments and contingencies

The Company is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s combined financial position, results of operations, or liquidity. Other than routine litigation incidental to the Company business, there are no material legal proceedings to which the Company is a party or to which any of the Company’s properties are subject.

In connection with the Earn-out contingency described in Note 3, the Acquisition included contingent consideration of up to $100.0 million if and to the extent the 2015 financial results of the businesses acquired by Lone Star in the Acquisition, including the Company and Forterra UK, exceeded a specified Adjusted EBITDA target for fiscal year 2015, as calculated pursuant to the terms of the purchase agreement. If such Adjusted EBITDA calculation exceeds the specified target, LSF9, and therefore, Forterra would be required to pay HC an amount equal to a multiple of such excess Adjusted EBITDA, with any payment capped at $100.0 million. In April 2016, the Company provided an earn-out statement to HC demonstrating that no payment was required. On June 13, 2016, HC provided notification that it is disputing, among other things, the Company’s calculation of Adjusted EBITDA under the purchase agreement and asserting that a payment should be made in the amount of $100.0 million. The Company does not believe HC’s position has merit and intends to vigorously oppose HC’s assertions. As of June 30, 2016, no liability for this contingency has been accrued as payment of any earn-out is not considered probable. However, the outcome of this matter is uncertain, and no assurance can be given to the ultimate outcome of the resulting proceedings. If LSF9 is unsuccessful in resolving the dispute, the Company could recognize a material charge to its earnings.

Long-term incentive plan

Following the Acquisition the Company implemented a cash-based long term incentive plan (the “LTIP”), which entitles the participants in the LTIP a potential cash payout upon a monetization event as defined by the LTIP. Potential monetization events include the sale of the Company, an initial public offering where Lone Star reduces its ownership interest in the Company below 50% or at Lone Star’s discretion, or through certain cash distribution as defined in the LTIP. Before the payout of any cash the LTIP requires Lone Star receive a return of their investment plus a specified internal rate of return, which is calculated by comparing the return to Lone Star over the timeline of the investment in the

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Company. As of June 30, 2016, no such monetization events had occurred, and therefore no amounts were accrued in the accompanying combined balance sheets as of June 30, 2016 and December 31, 2015. The Company is contemplating an initial public offering as early as the third quarter of 2016, but the initial public offering is not expected to reach the required return on investment to trigger a payout under the LTIP.

14. Related party transactions

Successor

Hudson Advisors

The Company has an advisory agreement with Hudson Advisors, an affiliate of Lone Star, to provide certain management oversight services to the Company, including assistance and advice on strategic plans, obtaining and maintaining certain legal documents, and communicating and coordinating with service providers. The Company incurred fees totaling $3.1 million and $3.2 million for the six months ended June 30, 2016 and for the period from March 14 to June 30, 2015, respectively, included in Selling, general and administrative expense on the combined Successor statement of operations.

Affiliates receivable

The Company pays for certain services provided for affiliates which the Company bills to its affiliates. At June 30, 2016, the Company recorded a receivable of $0.5 million for services paid on behalf of affiliates in other current assets on the Combined Balance Sheet.

Predecessor

Parent company net investment

During the Predecessor period the combined financial statements for the Company are based on the accounting records of HC. Within these records, each subsidiary of BP NAM has its own equity accounts in the books and records, as well as intercompany balances due (to)/from affiliates and operations within HC. These intercompany balances are considered by HC as part of the capital structure of these entities and are not regularly settled in cash with the affiliate counterparties. Therefore, these intercompany balances act as clearing accounts between the parties and consist of the accumulated net transactions between the Company and other entities and operations of HC and may include both operating items (allocated expenses and purchases of services and materials) and equity items (transfers of assets, cash and dividends). The Company has recorded all such equity and intercompany balances in a single caption, Parent company net investment.

Allocated expenses

The Predecessor was allocated selling, general and administrative expenses from the Parent for certain shared services of $4,112, for the period from January 1, 2015 to March 13, 2015. The allocated costs are included in costs of goods sold or selling, general and administrative expenses in the combined statements of operations. The historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided by HC or its wholly-owned subsidiaries. Substantially all of the Company’s senior management is employed by HC and certain functions critical to the Company’s operations are centralized and managed by HC. Historically, the centralized functions have included executive senior management, financial reporting,

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

financial planning and analysis, accounting, shared services, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development. Additionally, the Company temporarily rented office space provided by affiliates of HC. The cost of each of these services has been allocated to the Company on the basis of the Company’s relative net sales or head count as compared to that of HC depending upon which allocation methodology is more meaningful for each service. The Company and HC believe that these allocations reasonably reflect the utilization of services provided and benefits received. However, these amounts are not necessarily representative of the amounts that would have been incurred by the Company as a standalone entity.

15. Segment reporting

Segment information is presented in accordance with ASC 280, Segment Reporting (“ASC 280”), which establishes standards for reporting information about operating segments. It also establishes standards for related disclosures about products and geographic areas. Operating segments are defined as components of an enterprise that engage in business activities that earn revenues, incur expenses and prepare separate financial information that is evaluated regularly by the Company’s chief operating decision maker in order to allocate resources and assess performance. The Corporate and Other segment includes expenses related to certain executive salaries, interest costs related to long-term debt, acquisition related costs, and other corporate costs that are not directly attributable to our operating segments.

Net sales from the major products sold to external customers include drainage pipe and precast products, concrete and steel water transmission pipe, and clay bricks and concrete blocks.

The Company’s two geographic areas consist of the United States and Canada for which it reports net sales, fixed assets and total assets. For purposes of evaluating segment profit, the CODM reviews earnings before interest, taxes, depreciation and amortization (“EBITDA”) as a basis for making the decisions to allocate resources and assess performance.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The following tables set forth reportable segment information with respect to net sales and other financial information attributable to our reportable segments for the periods from January 1, 2016 to June 30, 2016, for the period from March 14, 2015 to June 30, 2015, for the period from January 1, 2015 to March 13, 2015:

Successor

For the six months ended June 30, 2016:	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
Net Sales	$336,549	$229,641	$71,424	$2,528	$640,142
Income (loss) before income taxes	52,211	19,343	3,276	(78,610)	(3,780)
Depreciation and amortization	19,551	16,502	3,992	375	40,420
Interest expense	3,272	772	—	38,085	42,129

EBITDA	$75,034	$36,617	$7,268	$(40,150)	$78,769

Capital expenditures	$6,270	$3,403	$4,708	624	$15,005

Total assets at June 30, 2016	$724,744	$1,122,392	$161,143	$25,831	$2,034,110

For the period from March 14 to June 30, 2015:	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
Net Sales	$141,031	$61,888	$45,613	$2,783	$251,315
Income (loss) before income taxes	14,460	3,767	(3,779)	(47,586)	(33,138)
Depreciation and amortization	5,094	2,938	2,821	207	11,060
Interest (income)/expense	—	—	—	15,551	15,551

EBITDA	$19,554	$6,705	$(958)	$(31,828)	$(6,527)

Capital expenditures	$2,849	$2,204	$1,993	$—	$7,046

Total assets at December 31, 2015	$626,477	$136,909	$147,699	$27,790	$938,875

Predecessor
For the period from January 1 to March 13, 2015:	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
Net Sales	$79,341	$30,464	$19,922	$2,893	132,620
Income (loss) before income taxes	8,839	(3,192)	(4,000)	(8,145)	(6,498)
Depreciation and amortization	3,231	1,030	2,505	128	6,894
Interest (income)/expense	—	—	18	66	84

EBITDA	$12,070	$(2,162)	$(1,477)	$(7,951)	$480

Capital expenditures	$621	$1,851	$272	$—	$2,744

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The Company is also required by ASC 280 to disclose additional information related to geographic location. The Company has operations in the United States and Canada. The Company has both revenues and long-lived assets in each country and those assets and revenues are recorded within geographic location as follows:

Property, plant and equipment, net
	Successor	Successor
	June 30, 2016	December 31, 2015
United States	$561,668	$305,843
Canada	86,953	83,081

	$648,621	$388,924

Net Sales	Successor		Predecessor
	Six months ended June 30, 2016	For the period from March 14 to June 30, 2015	For the period from January 1 to March 13, 2015
United States	$568,394	$208,150	$112,299
Canada	71,748	43,165	20,321

	$640,142	$251,315	$132,620

16. Income Taxes

The Company recorded income tax benefits (expense) of $36,553, $(1,579) and $742 for the six months ended June 30, 2016, for the period from March 14, 2015 to June 30, 2015 and for the period from January 1, 2015 to March 13, 2015, respectively. The income tax benefit for the six months ended June 30, 2016 is primarily attributable to the reduction of the Company’s valuation allowance and corresponding recognition of a deferred tax benefit after giving consideration to deferred income tax liabilities of $34.9 million recorded in the acquisition of Sherman-Dixie and USP. The income tax expense for the period from March 13, 2015 to June 30, 2015 is primarily attributable to the profitability of foreign operations.

17. Employee benefit plans

Defined Contribution Plans - Successor

Subsequent to the Acquisition, the Company’s employees were able to participate in a 401K defined contribution plan. The Company contributes funds into this plan subject to certain limits. For the six months ended June 30, 2016, the Company recorded an expense of $6,330 for these contributions. From January 1 through March 13, 2015 and for the period from March 14, 2015 to June 30, 2016, the Company recorded an expense of $1,724 for the Predecessor’s participation in a similar plan sponsored by HC and $3,474 for the Successor’s plan.

Defined Benefit Pension Plans and Other Post-Retirement Benefits - Predecessor

Employees of the Predecessor participated in defined benefit plans as described below that were both sponsored by the Predecessor and sponsored by others. The combined Predecessor financial statements have been prepared on a historical basis reflecting the applicable liabilities and financial

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

statement disclosures related to the defined benefit plans participated in under HC. The defined benefit obligations and disclosures do not necessarily reflect the costs the Predecessor would have incurred as a stand-alone entity. The related pension and post-retirement benefit liabilities were previously allocated to the Predecessor but were retained by HC subsequent to the Acquisition of the Company.

Canadian employee benefit plans

The Canadian companies within the Predecessor sponsored several qualified and nonqualified pension plans and other postretirement benefit plans (“OPEB”) for substantially all of their employees. Such plans are defined benefit plans. The benefits provided under these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions. The obligations associated with these benefit plans were not retained by the Successor. The detail of the net period cost for the defined benefit plans for the period from January 1, 2015 to March 13, 2015 is shown below.

Pension and Other Postretirement Benefits (Predecessor)
For the period from January 1 to March 13, 2015
Service cost	$676
Interest cost	(3)

Net Expense	$673

18. Investment in equity method investee

The Company’s 50% investment in a joint venture that produces concrete pipe and precast concrete is $56,656 at June 30, 2016, which is included within the Drainage Pipe & Products segment. Selected historical financial data for the investee is as follows (unaudited):

Six months ended June 30, 2016
Net sales	$63,004
Gross profit	18,014
Income from operations	10,097
Net income	10,211

19. Subsequent events

On August 4, 2016 the Company purchased all of the outstanding stock of Bio Clean Environmental Services, Inc. and Modular Wetland Systems, Inc. (together “Modular Wetlands”), California corporations which design, manufacture, distribute and sell of storm water products to end customers, for cash consideration of $30.0 million subject to customary net working capital and purchase price adjustments. Modular Wetlands will operate as part of the Company’s Water Pipe & Products reportable segment.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

20. Pro forma earnings per share

The pro forma earnings per share data for the six months ended June 30, 2016 is based on our historical combined statement of operations after giving effect to the following as if they occurred at the beginning of the period: (1) a 41,619.472 to 1 stock split which occurred on October 6, 2016; (2) a reorganization consolidating all entities comprising Forterra under a new parent entity (Forterra, Inc.), which will include Forterra, Inc. issuing an aggregate of 3,750,002 post-stock split shares to Forterra, Inc.’s sole stockholder; and (3) the issuance and sale of 18,420,000 shares of common stock to be issued in the offering.

See below for calculation of pro forma earnings per share:

Six months ended June 30, 2016
Net income available to common shareholders	$32,753
Historical outstanding common shares of the combined entity	—
Effect of reorganization, issuance of common shares and stock split	63,789,474
Pro forma basic weighted average outstanding common shares	63,789,474
Pro forma diluted weighted average outstanding common shares	63,919,754
Pro forma Earnings per share
Basic	$0.51
Diluted	$0.51

Forterra Building Products

Combined Financial Statements

As of December 31, 2015 (Successor) and 2014 (Predecessor) and for the period from March 14, 2015 to December 31, 2015 (Successor), for the period from January 1, 2015 to March 13, 2015 and for the years ended December 31, 2014 and 2013 (Predecessor)

Independent Auditor’s Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management

LSF9 Concrete Holdings, Ltd.

We have audited the accompanying combined balance sheets of Forterra Building Products (the Successor) as of December 31, 2015, and the related combined statements of operations, comprehensive loss, shareholder’s equity and cash flows for the period from March 14, 2015 to December 31, 2015. We have also audited the accompanying combined balance sheets of the North American building products operations of HeidelbergCement A.G. (the Predecessor) as of December 31, 2014 and the related combined statements of operations, comprehensive loss, parent company net investment and cash flows for the period from January 1, 2015 to March 13, 2015 and for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Forterra Building Products at December 31, 2015, and the combined results of its operations and its cash flows for the period from March 14, 2015 to December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Predecessor financial statements referred to above present fairly in all material respects, the combined financial position of the Predecessor at December 31, 2014 and the combined results of its operations and cash flows for the period from January 1, 2015 to March 13, 2015 and each of the two years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

July 8, 2016

FORTERRA BUILDING PRODUCTS

Combined Statements of Operations

(In $US thousands)

	Successor	Predecessor
	For the period from March 14 to December 31,	For the period from January 1 to March 13,	Years ended December 31,
	2015	2015	2014	2013
Net sales	$722,664	$132,620	$736,963	$697,948
Cost of goods sold	626,498	117,831	631,454	611,660

Gross profit	96,166	14,789	105,509	86,288

Selling, general & administrative expenses	(134,971)	(21,683)	(102,107)	(87,393)
Impairment and restructuring charges	(1,185)	(542)	(4,219)	(250,577)
Earnings from equity method investee	8,429	67	4,451	(216)
Gain (loss) on sale of property, plant and equipment and business, net	(618)	122	2,329	3,998
Other operating income	1,450	872	4,636	5,234

	(126,895)	(21,164)	(94,910)	(328,954)

Income (loss) from operations	(30,729)	(6,375)	10,599	(242,666)

Other income (expenses)
Interest expense	(45,953)	(84)	—	—
Other income (expense), net	(326)	(39)	(594)	947

Income (loss) from continuing operations before income taxes	(77,008)	(6,498)	10,005	(241,719)
Income tax (expense) benefit	(5,778)	742	(2,417)	(2,561)

Income (loss) from continuing operations	(82,786)	(5,756)	7,588	(244,280)

Discontinued operations
Income (loss) from discontinued operations (including gain (loss) on disposal of $0, and $174, respectively)	—	—	1,976	(3,018)
Income tax benefit (expense) from discontinued operations	—	—	(716)	—

Gain (loss) on discontinued operations, net of income tax	—	—	1,260	(3,018)

Net income (loss)	$(82,786)	$(5,756)	$8,848	$(247,298)

See accompanying notes to the combined financial statements

FORTERRA BUILDING PRODUCTS

Combined Statements of Comprehensive Loss

(USD in thousands)

	Successor	Predecessor
	For the period from March 14 to December 31,	For the period from January 1 to March 13,	For the year ended December 31,
	2015	2015	2014	2013
Net income (loss)	$(82,786)	$(5,756)	$8,848	$(247,298)
Gains on derivative transactions, net of tax	1,549	—	—	—
Actuarial gains on defined benefit plans, net of tax	—	2,645	(2,032)	4,118
Foreign currency translation adjustment	(6,317)	(19,751)	(20,127)	(16,717)

Comprehensive loss	$(87,554)	$(22,862)	$(13,311)	$(259,897)

See accompanying notes to the combined financial statements

FORTERRA BUILDING PRODUCTS

Combined Balance Sheets

(USD in thousands)

	Successor	Predecessor
	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	$43,590	$42
Receivables, net	118,959	109,049
Inventories	210,615	190,496
Other current assets	2,844	652

Total current assets	376,008	300,239

Non-current assets
Property, plant and equipment, net	388,924	414,073
Goodwill	75,537	83,674
Other intangible assets, net	26,062	—
Investment in equity method investee	56,289	47,452
Deferred tax asset	3,087	—
Derivative assets	9,093	—
Other long term assets	3,875	730

Total assets	$938,875	$846,168

LIABILITIES AND EQUITY
Current liabilities
Trade payables	$96,486	$73,508
Accrued liabilities	55,628	50,412
Deferred revenue	19,498	11,935
Current portion of long term debt	2,191	—
Employee benefit obligations	—	309
Capital lease liability	—	19

Total current liabilities	173,803	136,183

Non-current liabilities
Employee benefit obligations	—	13,012
Deferred tax liability	2,365	7,115
Senior Term Loan	467,192	—
Junior Term Loan	236,446	—
Other long term liabilities	6,754	32,385

Total liabilities	886,560	188,695
Commitments and Contingencies (Note 14)
Equity
Accumulated other comprehensive loss	—	(21,189)
Accumulated net contributions from parent	—	678,662

Total parent company net investment	—	657,473

Contributed capital	139,869	—
Accumulated other comprehensive loss	(4,768)	—
Retained deficit	(82,786)	—

Total shareholder’s equity	52,315	—

Total liabilities and equity	$938,875	$846,168

See accompanying notes to the combined financial statements

FORTERRA BUILDING PRODUCTS

Combined Statements of Shareholder’s Equity and Parent Company Net Investment

(USD in thousands)

Predecessor	Accumulated Net Contributions from Parent	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Net Investment
Balance at January 1, 2013	$1,004,636	$13,569	$1,018,205
Net loss	(247,298)	—	(247,298)
Actuarial gains (losses) on defined benefit plans, net of tax	—	4,118	4,118
Foreign currency translation adjustment	—	(16,717)	(16,717)
Net transfers (to)/from Parent	(31,448)	—	(31,448)

Balance at December 31, 2013	725,890	970	726,860

Net income	8,848	—	8,848
Actuarial gains (losses) on defined benefit plans, net of tax	—	(2,032)	(2,032)
Foreign currency translation adjustment	—	(20,127)	(20,127)
Net transfers (to)/from Parent	(56,076)	—	(56,076)

Balance at December 31, 2014	678,662	(21,189)	657,473

Net loss	(5,756)	—	(5,756)
Actuarial gains (losses) on defined benefit plans, net of tax	—	2,645	2,645
Foreign currency translation adjustment	—	(19,751)	(19,751)
Net transfers (to)/from Parent	60,910	—	60,910

Balance at March 13, 2015	$733,816	$(38,295)	$695,521

Successor	Contributed Capital	Accumulated Other Comprehensive Income (Loss)	Retained Deficit	Total Shareholders’ Equity
Balance at March 14, 2015	$—	$—	$—	$—
Initial capital contribution from parent	167,482	—	—	167,482
Return of contributed capital, net	(27,613)	—	—	(27,613)
Net loss	—	—	(82,786)	(82,786)
Gains on derivative transactions, net of tax	—	1,549	—	1,549
Foreign currency translation adjustment	—	(6,317)	—	(6,317)

Balance at December 31, 2015	$139,869	$(4,768)	$(82,786)	$52,315

See accompanying notes to the combined financial statements

FORTERRA BUILDING PRODUCTS

Combined Statements of Cash Flows

(USD in thousands)

	Successor	Predecessor
	For the period from March 14 to December 31,	For the period from January 1 to March 13,	For the year ended December 31,
	2015	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(82,786)	$(5,756)	$8,848	$(247,298)
Reconciliation of net income (loss) to net cash provided by operating activities:
Depreciation & amortization expense	32,930	6,894	36,605	38,560
Loss (gain) on disposal of property, plant and equipment	618	(122)	(2,329)	(3,832)
Amortization of debt discount and issuance costs	5,085	—	—	—
Impairment on property, plant, and equipment and goodwill	1,088	27	3,977	248,650
Earnings from equity method investee	(8,429)	(67)	(4,451)	216
Distributions from equity method investee	8,542	—	3,000	—
Unrealized foreign currency gains, net	(1,391)	(26)	—	—
Provision (recoveries) for doubtful accounts	1,377	(31)	(786)	2,760
Deferred taxes	(3,138)	2,749	618	(2,671)
Deferred rent	1,279	—	—	—
Other non-cash items	(13)	(1,736)	717	1,372
Change in assets and liabilities:
Receivables, net	28,900	(7,520)	(9,473)	14,762
Related party receivables	—	—	617	(504)
Inventories	59,506	(20,160)	(31,395)	5,961
Other current assets	(2,153)	(855)	512	1,685
Trade payable and accrued liabilities	72,422	(20,119)	12,822	(7,288)
Deferred revenue	7,420	(1,068)	5,911	(20,142)
Capital lease liability	—	—	—	(252)
Employee benefit obligations	—	(498)	209	(1,480)
Other long-term assets & liabilities	160	64	516	1,187

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	121,417	(48,224)	25,918	31,686

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(14,705)	(2,762)	(22,792)	(10,497)
Proceeds from the sale of long-term assets	2,194	—	5,891	10,442
Distribution of preferred investment from equity method investee	—	—	15,000	—
Assets and liabilities acquired, Cretex, net	(245,100)	—	—	—
Assets and liabilities acquired from HeidelbergCement, net	(640,428)	—	—	—

NET CASH USED IN INVESTING ACTIVITIES	(898,039)	(2,762)	(1,901)	(55)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on notes payable	—	—	—	(153)
Payments on capital leases	(17)	(3)	(373)	(35)
Payment of debt issuance costs	(27,410)	—	—	—
Proceeds from Senior Term Loan, net of discount	486,104	—	—	—
Proceeds from Junior Term Loan, net of discount	244,300	—	—	—
Proceeds from Revolver, net of discount	45,619	—	—	—
Payments on Revolver	(45,619)	—	—	—
Payments on Senior Term Loan	(5,366)	—	—	—
Capital contribution from (distributions to) Predecessor Parent, net	—	60,910	(23,617)	(31,448)
Capital contribution from parent	167,482	—	—	—
Payments for return of contributed capital	(42,513)	—	—	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	822,580	60,907	(23,990)	(31,636)
Effect of exchange rate changes on cash	(2,368)	(130)	10

Net change in cash and cash equivalents	43,590	9,791	37	(5)
Cash and cash equivalents balance, beginning of period	—	42	5	10

Cash and cash equivalents balance, end of period	$43,590	$9,833	$42	$5

SUPPLEMENTAL DISCLOSURES:
Cash interest paid	$25,379	$—	$—	$—
SUPPLEMENTAL NONCASH INVESTING AND FINANCING DISCLOSURES:
Fair value changes of derivative instruments recorded in OCI, net of tax	$1,549	$—	$—	$—

Payments made on behalf of the Company by affiliates	$14,900	$—	$—	$—

Transfers of net assets to Parent	$—	$—	$32,459	$—

See accompanying notes to the combined financial statements

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

1. Organization and description of the business

Description of the business

Forterra Building Products (“Forterra” or the “Successor”) is involved in the manufacturing, sale and distribution of building materials in the United States (‘‘U.S.’’) and Canada. Forterra’s primary products are concrete drainage pipe, precast concrete structures, water transmission pipe used in drinking and wastewater systems, and bricks. These products are used in the residential, infrastructure and non-residential sectors of the construction industry.

Basis of Presentation - Successor

Forterra includes indirect wholly-owned subsidiaries of LSF9 Concrete Holdings, Ltd. (“LSF9”). Lone Star Funds (“Lone Star”), through its wholly-owned subsidiary LSF9, acquired Forterra on March 13, 2015 (the “Acquisition”). LSF9, which was formed on February 6, 2015 for the purpose of acquiring Forterra, had no operations prior to the date of the Acquisition. The legal entities that comprise Forterra are domiciled in the U.S. and Canada. The U.S. legal entities are Stardust Holdings (USA), LLC and its subsidiaries. The Canadian legal entities are Forterra Pipe & Precast, Ltd. and its subsidiaries and Forterra Brick Ltd.

Prior to the Acquisition, the entities comprising Forterra which were acquired by Lone Star were indirect wholly-owned subsidiaries of HeidelbergCement A.G. (“HC” or “Parent”), a publicly listed company in Germany, encompassing HC’s North American building products operations (“BP NAM” or the “Predecessor”). LSF9 acquired Forterra in a business combination which also included the acquisition of HC’s U.K.-based building products operations for a total initial purchase price of $1.33 billion cash, including customary working capital adjustments and a possible earn-out of up to $100.0 million. The acquisition of BP NAM and HC’s UK-based building products was funded with an equity investment of $432.3 million and third-party debt in the amount of $940.0 million.

In the accompanying financial information, Successor refers to Forterra and Predecessor refers to BP NAM. The term “Company” is used throughout the combined financial statements and applies to either the Predecessor or the Successor.

The Successor’s combined financial statements include certain assets and liabilities historically held at LSF9, including the proportionate debt, and related interest expense, incurred by LSF9 to acquire the Company that Forterra is obligated to pay. The Company’s portion of Lone Star’s initial $432.3 million equity investment is $167.5 million. The Company’s allocated portion of the $940.0 million of third party debt used to finance the Acquisition is $515.5 million. The remaining $424.5 million of the debt was allocated to affiliates of LSF9 that are not included in these financial statements based on the amounts affiliates of LSF9 are expected to repay and such amount has been fully repaid by affiliates. The Company and the affiliates of LSF9 were co-obligors and jointly and severally liable under terms of the initial credit agreements. In April of 2016, the Company’s affiliate co-obligors were released from joint and several liability under the credit agreements and the Company is consequently the sole source of repayment for its $515.5 million share for the initial obligation under the credit agreements. See discussion of the joint and several obligations in Note 10, Debt and deferred financing costs.

Cretex Acquisition

On August 20, 2015, Forterra entered into a purchase agreement to acquire all the outstanding shares of Cretex Concrete Products, Inc. (“Cretex”) for a purchase price of $245.1 million, including customary working capital adjustments. The closing of the Cretex acquisition occurred on October 1,

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

2015. Cretex is a manufacturer of reinforced concrete pipe, box culverts, precast drainage structures, pre-stressed bridge components and ancillary precast products, expanding the Company’s market footprint into the Upper Midwestern United States. The Cretex acquisition was financed with $240.0 million incremental third-party Senior debt.

The financial statements contained herein have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The combined financial statements include the accounts of the Company and all intercompany transactions among the Successor entities have been eliminated.

2. Summary of significant accounting policies

Basis of presentation - Predecessor

Description of Business - Predecessor

The legal entities comprising BP NAM were a component of the North American operating segment of HC and consist of U.S. operating entities that were directly owned by Lehigh Hanson, Inc. (‘‘LHI’’), a U.S. holding company, and Canadian operating entities that were directly owned by Hanson America Holdings (4), Ltd., a U.K. holding company.

These financial statements are labeled as predecessor because they reflect the combined predecessor historical results of operations, financial position and cash flows of BP NAM, as they were historically managed under the control of HC, in conformity with U.S. GAAP.

All intracompany transactions occurring between the predecessor entities have been eliminated. Certain transactions between the Company and HC have been included in these combined predecessor financial statements and are considered to be effectively settled at the time the transaction is recorded. The total net effect of the settlement of these transactions is reflected in the combined predecessor statements of shareholder’s equity and Parent company net investment as net transfers (to)/from Parent, in the combined predecessor statements of cash flows as a financing activity and in the combined predecessor balance sheet as Parent company net investment.

HC used a centralized approach to cash management and financing of its operations. Historically, the majority of the Predecessor’s cash was transferred to HC daily and the Company was dependent on HC funding of the Company’s operating and investing activities as needed. This arrangement is not reflective of the manner in which the Company would have been able to finance its operations had it been a stand-alone business separate from HC during the periods presented. Cash transfers to and from HC’s cash management accounts are reflected within Parent company net investment.

The combined predecessor financial statements include certain assets and liabilities that have historically been held at the HC corporate level but are specifically identifiable or otherwise allocable to the Company. The cash and cash equivalents held by HC at the corporate level are not specifically identifiable to the Company and therefore were not allocated for any of the periods presented. Cash and cash equivalents in the combined predecessor balance sheets represent cash held locally by operations included in the combined predecessor financial statements. HC third-party debt, and the related interest expense, has not been allocated for any of the periods presented as the Company was not the legal obligor of the debt and HC’s borrowings were not directly attributable to these operations.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The historical costs and expenses reflected in the combined predecessor financial statements include an allocation for certain corporate functions historically provided by HC or its wholly-owned subsidiaries. Substantially all of the Company’s senior management were employed by HC and certain functions critical to the Company’s operations were centralized and managed by HC. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, accounting, shared services, information technology, tax, risk management, treasury, legal, human resources, land management, and strategy and development. Additionally, the Company resided in office space provided by affiliates of HC. The cost of each of these services has been allocated to the Company on the basis of the Company’s relative net sales or head count as compared to that of HC depending upon which allocation methodology is more meaningful for each service.

The Company and HC believe that these allocations reasonably reflect the utilization of services provided and benefits received. However, they may differ from the cost that would have been incurred had the Company operated as a stand-alone company for the periods presented or will be incurred by the Successor. Estimating actual costs that would have been incurred if the Company had been a stand-alone company is not practicable and would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including legal services, accounting and finance services, human resources, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services. Income taxes have been accounted for in these financial statements on a separate-return basis.

Business Combinations

Assets acquired and liabilities assumed in business combination transactions, as defined by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combination, are recorded at fair value using the acquisition method of accounting. We allocate the purchase price of acquisitions based upon the fair value of each component which may be derived from various observable and unobservable inputs and assumptions. Initial purchase price allocations are preliminary and subject to revision within the measurement period, not to exceed one year from the date of the transaction. The fair value of property, plant and equipment and intangible assets may be based upon the discounted cash flow method that involves inputs that are not observable in the market (Level 3). Goodwill assigned represents the amount of consideration transferred in excess of the fair value assigned to identifiable assets acquired and liabilities assumed.

Use of estimates

The preparation of the combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. The more significant estimates made by management relate to fair value estimates for assets and liabilities acquired in business combinations; accrued liabilities for environmental cleanup, reclamation, pensions and other employee benefit plans, bodily injury and insurance claims; and estimates for deferred tax assets, inventory reserves, allowance for doubtful accounts and impairment of long-lived assets.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Cash and cash equivalents

Successor cash and cash equivalents include cash on hand and other highly liquid investments having an original maturity of less than three months.

Predecessor treasury activities were centralized by HC such that the net cash collections were automatically distributed to HC and reflected as Parent company net investment. At times, the Company may have had a cash balance due to timing differences.

Receivables, net

Receivables are recorded at net realizable value, which includes allowances for doubtful accounts. The Company reviews the collectability of trade receivables on an ongoing basis. The Company reserves for trade receivables determined to be uncollectible. This determination is based on the delinquency of the account, the financial condition of the customer and the Company’s collection experience.

HC maintained accounts receivable securitization programs in both the United States and Canada to provide additional sources of working capital and long-term financing. Under the program, HC sold, on a revolving basis, selected trade sales invoices to either wholly-owned special purpose subsidiaries (the “SPSs”), which are consolidated in HC consolidated financial statements, or in Canada to an unrelated third-party commercial paper conduit. The SPSs in turn enter into agreements with an unrelated third-party commercial paper conduit to acquire long-term financing, using the accounts receivable as collateral.

Under the terms of the programs for the United States and Canada, the Company maintained effective control over the selected trade sales invoices. In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 860, Transfers and Servicing (“ASC 860”), the accounts receivable securitization transactions have not been accounted for as sales in the United States and Canada. The related accounts receivable are reflected in the combined predecessor financial statements. The Company was responsible for the collection of invoices sold by the Company under the securitization programs. Cash collected by the Company was remitted to the SPS who then remitted the cash collections to the buyers of the accounts receivable on a contractually agreed basis.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily receivables. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The allowances for uncollectible receivables are based upon analysis of economic trends in the construction industry, detailed analysis of the expected collectability of accounts receivable that are past due and the expected collectability of overall receivables.

Concentrations of Labor

Approximately 35% of the Company’s employees are represented by collective bargaining agreements, and 25% of these employees are included in collective bargaining agreements that expire within 12 months.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Inventories

Inventories are valued at the lower of cost or market. The Company’s inventories are valued using the average cost method. Inventories include materials, labor and applicable factory overhead costs. The value of inventory is adjusted for damaged, obsolete, excess and slow-moving inventory. Market value of inventory is estimated considering the impact of market trends, an evaluation of economic conditions, and the value of current orders relating to the future sales of each respective component of inventory.

Property, plant and equipment, net

Property, plant and equipment, which includes amounts recorded under capital lease arrangements, is stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets. These lives range from 20 to 40 years for buildings, 4 to 20 years for machinery and equipment, and 5 to 10 years for other equipment and lower of lease term or useful life on leasehold improvements. Repair and maintenance costs are expensed as incurred. The Company’s depreciation expense is recorded in cost of goods sold and selling, general and administrative expenses in the combined statements of operations. The Company capitalizes interest during the active construction of major projects. Capitalized interest is added to the cost of the underlying assets and is depreciated over the useful lives of those assets. There was no interest capitalized for any of the periods presented in the combined financial statements.

Impairment or disposal of long-lived assets

The Company evaluates the recoverability of its long-lived assets in accordance with the provisions of ASC 360, Property, Plant and Equipment (“ASC 360”). ASC 360 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Such evaluations for impairment are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends in the construction sector and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

The Company assesses impairment of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For purposes of evaluating impairment of long-lived assets held in use, the Company has determined this level to be the asset group level, which are defined as geographical market clusters of plants. For assets meeting the criteria for classification as held for sale under ASC 360, the impairment is assessed at the disposal group level, generally the specific plant or plants held for sale.

Goodwill and other intangible assets, net

The goodwill reflected in the combined Successor balance sheets relates to the recognition of goodwill in the Acquisition and in the Company’s acquisition of Cretex Concrete Products (“Cretex”).

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Goodwill represents the excess of costs over the fair value of identifiable assets acquired and liabilities assumed.

The Company evaluates goodwill and intangible assets in accordance with ASC 350, Goodwill and Other Intangible Assets (“ASC 350”). ASC 350 requires goodwill to be either qualitatively or quantitatively assessed for impairment annually (or more frequently if impairment indicators arise) for each reporting unit. The Company performs its annual impairment testing of goodwill as of October 1 of each year and in interim periods if events occur that would indicate that it is more likely than not goodwill may be impaired.

The Company evaluates its intangible assets with finite lives for indications of impairment whenever events or changes in circumstances indicate that the net book value may not be recoverable. Intangible assets with finite lives consist of customer relationships, customer backlogs, and brand names, and are amortized under a consumption method over the estimated useful lives. Factors that could trigger an impairment review include significant under-performance relative to expected historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends.

If this evaluation indicates that the value of the intangible asset may be impaired, the Company makes an assessment of the recoverability of the net book value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the asset over the remaining amortization period, the Company reduces the net book value of the related intangible asset to fair value and may adjust the remaining amortization period.

Investment in equity method investee

The Company has an investment in a joint venture accounted for using the equity method. Under the equity method, carrying value is adjusted for the Company’s share of the investee’s earnings and losses, as well as capital contributions to and distributions from the investee. Distributions in excess of equity method earnings are recognized as a return of investment and recorded as investing cash inflows in the accompanying combined statements of cash flows. The Company classifies its share of income and loss related to its investments in its investee as a component of operating income or loss, as the Company’s investments in the investee is an extension of the Company’s core business operations.

The Company evaluates its investment in the equity method investee for impairment whenever events or changes in circumstances indicate that the carrying value of its investment may have experienced an “other-than-temporary” decline in value. If such conditions exist, the Company compares the estimated fair value of the investment to its carrying value to determine if an impairment is indicated and determines whether the impairment is “other-than-temporary” based on its assessment of all relevant factors, including consideration of the Company’s intent and ability to retain its investment.

Derivatives and Hedge Accounting

The Company has entered into derivative instruments to mitigate interest rate and foreign exchange rate risk. Certain derivative instruments are designated for hedge accounting under ASC

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

815-20, Derivatives – Hedging. Instruments that meet hedge criteria are formally designated as hedges at the inception of the instrument. Derivatives utilized by the Company include cross currency swaps.

The Company’s derivative assets and liabilities are measured at fair value. Fair value related to the cash flows occurring within one year are classified as current and the fair value related to the cash flows occurring beyond one year are classified as non-current in the combined balance sheets. For those instruments designated as hedges, the Company recognizes the changes in fair value in other comprehensive income (“OCI”), and recognizes any ineffectiveness immediately in earnings.

Valuation of derivative assets and liabilities reflect the value of the instrument including counterparty credit risk. These values also take into account the Company’s own credit standing.

Deferred Financing Costs

In conjunction with its debt, the Company recorded debt discounts and debt issuance costs totaling $51.9 million during the period March 14, 2015 to December 31, 2015. These costs are amortized over the life of the applicable debt instrument to interest expense utilizing the effective interest method. The related amortization expense of these costs was $5.1 million, and is included in interest expense on the combined statements of operations for the Successor period.

Fair value measurement

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs – Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company’s other financial instruments consist primarily of cash and cash equivalents, trade and other receivables, accounts payable, accrued expenses, derivative financial instruments and long-term debt. The carrying value of the Company’s trade and other receivables, trade payables and accrued expenses approximates fair value due to their highly liquid nature, short-term maturity, or competitive rates assigned to these financial instruments.

The Company adjusts the carrying amount of certain nonfinancial assets to fair value on a non-recurring basis when they are impaired.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Foreign currency translation

The Company uses the U.S. dollar as its functional currency for operations in the U.S. and the Canadian dollar for operations in Canada. The assets, liabilities, revenues and expenses of the Company’s Canadian operations are translated in accordance with ASC 830, Foreign Currency Matters.

Environmental remediation liabilities

The Company accrues for costs associated with environmental remediation obligations when such costs are probable and reasonably estimable; if an estimated amount is likely to fall within a range and no amount within that range can be determined to be the better estimate, the minimum amount of the range is recorded. Claims for recoveries from insurance carriers and other third parties are not recorded until it is probable that the recoveries will be realized. Such accruals are adjusted as further information develops or circumstances change.

Environmental expenditures that relate to current operations or to conditions caused by past operations are expensed. Expenditures that create future benefits are capitalized.

Liabilities are recorded when environmental assessments and/or clean-ups are probable, and the costs can be reasonably estimated. At December 31, 2015 and 2014, the Company had environmental obligations of $1,803 and $1,739, respectively, which are recorded within accrued liabilities and other long-term liabilities in the combined balance sheets. The estimated range of reasonably possible loss beyond the amounts accrued is considered immaterial.

Accounting for asset retirement obligations

The Company incurs reclamation obligations as part of its brick production process. The Company recognizes the fair value of a legally enforceable liability representing an asset retirement obligation in the period in which it is incurred.

The provisions of ASC 410-20, Accounting for Asset Retirement Obligations (“ASC 410”), require the projected estimated reclamation obligation to be stated at fair value using assumptions that reflect the amount an external party would charge for bearing the uncertainty of guaranteeing a fixed price today for performance in the future.

Asset retirement obligations which are recorded within accrued liabilities and other long term liabilities in the combined balance sheets were $1,353 and $1,885 at December 31, 2015 and 2014, respectively.

Defined benefit pension plans and other post-retirement benefits

The Predecessor’s Canadian employees participated in defined benefit pension plans sponsored by the Company. The Company’s U.S. salaried employees and non-union hourly employees participated in defined benefit pension plans sponsored by an affiliate of HC. Approximately 37% of the Predecessor’s labor force were covered by collective bargaining agreements. These plans included other Parent employees of HC affiliates that are not employees of the Company. LHI also provides certain retiree health and life insurance benefits to eligible employees who have retired from the Company. Salaried participants generally became eligible for retiree health care benefits when they retired from active service at age 60 or later. Benefits, eligibility, and cost-sharing provisions for the hourly employees vary by location and/or bargaining unit. Generally, the health care plans pay a stated percentage of most medical and dental expenses reduced for any deductible, co-payment and payments made by government programs and other group coverage. The Predecessor accounted for

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

its U.S. defined benefit pension plans as multiemployer plans under ASC 715, Compensation – Benefit Plans (“ASC 715”). Liability for the Predecessor defined benefit plans were retained by HC.

Additionally, the Predecessor also had employees that were covered under several union-sponsored, multiemployer pension plans. Such plans are accounted for as defined contribution plans as it is not possible to isolate the components of such plans that would collectively comprise the Company’s liability. Liabilities for the Predecessor plans were retained by HC.

Income Taxes

As of the date of the Acquisition, the Successor financial statements reflect a new tax basis of accounting as the Company includes taxable entities independent of the Predecessor. Deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liability and their reported amounts, using currently enacted tax rates. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company recognizes a tax benefit for uncertain tax positions if the Company believes it is more likely than not that the position will be upheld on audit based solely on the technical merits of the tax position. The Company evaluates uncertain tax positions after the consideration of all available information.

For the Predecessor periods, income tax expense and related current and deferred income taxes receivable and payable were calculated assuming that the Predecessor files hypothetical stand-alone income tax returns in Canada and hypothetical consolidated income tax returns for the U.S. building products activities. Losses and other tax attributes generated on a hypothetical stand-alone basis and hypothetical consolidated return basis are reflected as deferred tax assets, even though some of those losses or attributes may have been utilized by HC’s filing entities. All hypothetical current taxes payable or receivable are deemed settled through net parent investment. All tax consequences associated with the Predecessor period were retained by HC.

Revenue recognition

Revenues are recognized by the Company when the risks and rewards associated with the transaction have been transferred to the purchaser, which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered or services have been rendered, there is no future performance required, fees are fixed or determinable and amounts are collectable under normal payment terms. Sales represent the net amounts charged or chargeable in respect of services rendered and goods supplied, excluding intercompany sales. Sales are recognized net of any discounts given to the customer.

The Company bills and incurs shipping costs to third parties for the transportation of building products to customers. For the period from March 14, 2015 to December 31, 2015, for the period from January 1, 2015 to March 13, 2015, and for the years ended December 31, 2014 and 2013, the Company recorded freight costs of approximately $59,943, $11,041, $69,862, and $63,301, respectively, on a gross basis within net sales and cost of goods sold in the accompanying combined statements of operations.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The Company’s revenues primarily relate to product shipments. For certain engineering and construction contracts and building contracting arrangements, the Company recognizes revenue using the percentage of completion method, based on total contract costs incurred to date compared to total estimated cost at completion for each contract. Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred. If estimated total costs on a contract indicate a loss, the entire loss is provided for in the financial statements immediately. To the extent the Company has invoiced and collected from its customers more revenue than has been recognized as revenue using the percentage of completion method, the Company records the excess amount invoiced as deferred revenue. For the period from March 14, 2015 to December 31, 2015, for the period from January 1, 2015 to March 13, 2015, and for the years ended December 31, 2014 and 2013, revenue recognized in continuing operations using the percentage of completion method amounted to 5%, 4%, 3% and 4% of total net sales, respectively.

The company generally provides limited warranties related to its products which cover manufacturing in accordance with the specifications identified on the face of our quotation or order acknowledgement and to be free of defects in workmanship or materials. The warranty periods typically extend for a limited duration of one year. The Company estimates and accrues for potential warranty exposure related to products which have been delivered.

Cost of goods sold and selling, general and administrative expenses

Cost of goods sold includes costs of production, inbound freight charges for raw materials, outbound freight to customers, purchasing and receiving costs, inspection costs and warehousing at plant distribution facilities. Selling, general and administrative costs include expenses for sales, marketing, legal, accounting and finance services, human resources, customer support, treasury and other general corporate services.

Recent Accounting Guidance Adopted

In April 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. The amendments in this update change the requirements for reporting discontinued operations in Subtopic 205-20. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company adopted this ASU effective January 1, 2015.

In August 2015, the FASB issued ASU 2015-03, Interest – Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Cost. This amendment provides guidance for deferring and presenting debt issuance costs as an asset and subsequently amortizing the deferred debt issuance costs ratably over the term of the line of credit arrangement, regardless of whether there are any outstanding borrowings on the line of credit arrangement. For term debt obligations, the Company presents debt issuance costs as a direct deduction of the carrying amount of the debt. For public business entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The Company early adopted this ASU effective March 14, 2015 and has presented its debt issuance costs accordingly in its financial statements.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Assets intended to simplify the presentation of deferred taxes on the balance sheet and will require an entity to present all deferred tax assets and deferred tax liabilities as non-current on the balance sheet. Under the current guidance, entities are required to separately present deferred taxes as current or non-current. Netting deferred tax assets and deferred tax liabilities by tax jurisdiction will still be required under the new guidance. The new accounting guidance is effective for annual periods beginning after December 15, 2016 with early adoption permitted. The Company early adopted ASU 2015-17 as of March 14, 2015 and applied the new guidance for all periods presented.

Recent Accounting Guidance Not Yet Adopted

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. The FASB subsequently voted to defer the application of the provisions of this standard for public companies until annual reporting periods beginning after December 15, 2017 in ASU 2015-14 Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, including interim periods within that reporting period. The Company is currently evaluating whether this ASU will have a material impact on its combined financial statements.

In March 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810), Amendments to the Consolidation Analysis, changes the analysis that a reporting entity must perform when deciding to consolidate a legal entity. This amendment changes the evaluation of whether limited partnerships are variable interest entities or voting interest entities and eliminates the presumption that a general partner should consolidate a limited partnership. All legal entities are subject to reevaluation under the revised consolidation model. The amendment is effective for fiscal years and interim periods beginning after December 15, 2015 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the beginning of the period of adoption. The adoption of ASU 2015-12 is not expected to have a material impact on the Company’s combined financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, requiring an entity to measure inventory within the scope of the ASU at the lower of cost and net realizable value. For public business entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating whether this ASU will have a material impact on its combined financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, defining when and how companies are required to disclose going concern uncertainties, which must be evaluated each interim and annual period. Specifically, it requires management to determine whether substantial doubt exists regarding the entity’s going concern presumption. Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date the financial statements are issued. If substantial doubt exists, certain disclosures are required. The provisions of this ASU are effective for annual periods ending after December 15, 2016 and to annual and interim periods thereafter. Early adoption is permitted. The ASU should be applied on a prospective basis. The Company believes the adoption of this ASU will not have a material impact on the Company’s disclosures.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805). Topic 805 requires an acquirer to retrospectively adjust provisional amounts recognized in a business combination during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments in this update require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement-period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), amending the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted as of the standard’s issuance date. ASU 2016-02 requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company believes this ASU will have a material impact on its combined financial statements as it will result in most of the Company’s leases and associated assets being presented on the balance sheet. See also Note 14 for a summary of the Company’s current operating lease commitments and Note 22 for disclosure of a significant sales-leaseback transaction the Company executed subsequent to the balance sheet date during April 2016.

3. Business combinations

Transaction Overview – The Acquisition

The Successor’s financial statements reflect the Acquisition of the Predecessor that occurred on March 13, 2015, which was accounted for as a business combination as defined by ASC 805. Certain liabilities of the Predecessor were not assumed by the Successor including, but not limited to pension liabilities, tax and insurance related liabilities and multi-employer pension liabilities. The assets acquired and liabilities assumed are recorded at their respective fair values as of the date of the Acquisition with the excess of the purchase price over those fair values recorded as goodwill. The determination of the fair values of the acquired assets and assumed liabilities required significant judgment, including estimates impacting the determination of estimated lives of tangible and intangible assets, the calculation of the fair value of inventory, property, plant and equipment, and customer related intangibles. The fair values were determined primarily using the income method using level 3 inputs as defined by ASC 820.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The following table summarizes the fair values of the assets acquired and liabilities assumed by the Company at the Acquisition date:

Fair Value
Net working capital	$257,368
Property, plant and equipment	311,191
Investment in equity method investee	56,400
Customer backlog intangible	4,500
Other assets and other liabilities	(6,495)

Net identifiable assets acquired	$622,964
Goodwill	17,464

Consideration, net of cash acquired	$640,428

The goodwill recognized was attributable primarily to expected operating efficiencies and expansion opportunities in the business acquired. The goodwill is not expected to be deductible for tax purposes.

Financing transactions

Consideration to fund the Acquisition was provided by an equity investment of $167.5 million and proceeds from third-party debt, net of original discount and debt issuance costs, in the amount of $472.9 million. The financing transactions included a senior term loan in the amount of $254.9 million ($241.7 million, net of $13.2 million of original issue discount and debt issuance costs), a junior term loan in the amount of $260.0 million ($233.8 million, net of $26.2 million of original issue discount and debt issuance costs) and a revolving line of credit of up to $150.0 million. Funds of $0.6 million were initially drawn from the revolving line of credit at the closing date of the Acquisition. The Company incurred debt issuance costs related to the revolving line of credit in the amount of $3.2 million.

Contingent Consideration

As discussed in Note 1, the Acquisition included contingent consideration of up-to an additional $100.0 million based on the earnings of LSF9 for fiscal year 2015 as adjusted by the purchase agreement (“Earn-out”). The Earn-out is based on the achievement of an amount in excess of a certain minimum threshold of adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), as defined by the purchase agreement, for the calendar year ended December 31, 2015. The Company determined that achieving the required threshold to trigger a payout to the Seller was not probable and, therefore, the Company did not record a contingent liability related to the Earn-out as of the Acquisition date. Subsequent to year end, the Company concluded the Earn-out was not earned and, accordingly, did not record a liability as of December 31, 2015. See further discussion of the Earn-out in Note 14.

Transaction Overview – Cretex Concrete Products (“Cretex”)

On August 20, 2015, Forterra entered into a purchase agreement to acquire all the outstanding shares of Cretex Concrete Products, Inc. (“Cretex”) for a purchase price of $245.1 million including customary working capital adjustments. The closing of the Cretex acquisition occurred on October 1, 2015 and is accounted for as a business combination as defined by ASC 805. The Company allocated

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

the purchase price to the individually identifiable assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition. The fair value of assets and liabilities were determined primarily using the income method using level 3 inputs as defined by ASC 820. The excess purchase price over those fair values was recorded as goodwill. The determination of fair values of the acquired assets and assumed liabilities required significant judgment, including estimates related to contract backlog, calculation of the fair value of property, plant and equipment and inventory. The allocation of the purchase price is preliminary and may be subject to change upon completion of the determination of the fair value of all acquired assets and liabilities.

The respective preliminary fair values of the assets acquired and liabilities assumed at the acquisition date are as follows:

Fair Value
Net working capital	$69,745
Property, plant and equipment	97,282
Customer relationship intangible	24,700
Trade name	600
Customer backlog intangible	800
Other assets and other liabilities	(7,500)

Net identifiable assets acquired	185,627
Goodwill	59,473

Consideration transferred, net of cash acquired	$245,100

The results of operations of Cretex have been included in the Successor’s combined statement of operations subsequent to the date of acquisition on October 1, 2015. The Company recognized $39.1 million in net sales related to Cretex through December 31, 2015.

Financing transactions

The purchase of Cretex was partially funded with proceeds from financing transactions totaling $240.0 million as an add-on to the aforementioned senior term loan.

Supplemental pro-forma information (unaudited)

If the Company had acquired Cretex on January 1, 2015 the Company’s total net sales and loss from continuing operations before taxes, on a pro-forma basis for the year ended December 31, 2015 would have been approximately $1.0 billion and $(91.7) million, respectively, which includes both Predecessor and Successor periods in 2015.

Transaction Costs

For the period from March 14, 2015 to December 31, 2015, for the period from January 1, 2015 to March 13, 2015 and for the year ended December 31, 2014, the Company recognized transaction costs specific to the Acquisition and Cretex acquisition of $13,725, $2,079, and $17,740 respectively. No transaction costs were incurred in the year ended December 31, 2013. Transaction costs generally include legal, accounting, valuation, and advisory fees. These costs are recorded in the combined statements of operations within selling, general & administrative expenses.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

4. Receivables, net

Receivables consist of the following:

	Successor	Predecessor
	December 31, 2015	December 31, 2014
Trade receivables	$108,065	$103,825
Amounts billed, but not yet paid under retainage provisions	2,053	2,293
Other receivables	12,436	5,167

Total receivables	$122,554	$111,285
Less: Allowance for doubtful accounts	(3,595)	(2,236)

Trade receivables, net	$118,959	$109,049

The Company records provisions for doubtful accounts in selling, general and administrative expenses in the combined statements of operations. The table below summarizes the Company’s allowance for doubtful accounts for the periods presented in the combined financial statements:

Predecessor	Allowance for doubtful accounts
Balance at January 1, 2013	$(3,153)
Provisions for doubtful accounts	(2,760)
Write-offs and adjustments	2,216

Balance at December 31, 2013	(3,697)

Provisions for doubtful accounts	786
Write-offs and adjustments	675

Balance at December 31, 2014	(2,236)

Provisions for doubtful accounts	31
Write-offs and adjustments	(63)

Balance at March 13, 2015	$(2,268)

Successor	Allowance for doubtful accounts
Balance at March 14, 2015	$(2,268)
Provisions for doubtful accounts	(1,377)
Write-offs and adjustments	50

Balance at December 31, 2015	$(3,595)

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

5. Inventories

Inventories consist of the following:

	Successor	Predecessor
	December 31, 2015	December 31, 2014
Finished goods	$146,635	$140,004
Raw materials	53,339	46,486
Work in process	10,641	4,006

Total inventories	$210,615	$190,496

6. Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	Successor	Predecessor
	December 31, 2015	December 31, 2014
Land, buildings and improvements	$243,496	$507,214
Machinery and equipment	158,349	337,993
Other equipment	1,142	26,433
Construction-in-progress	14,984	21,274

Total property, plant and equipment	417,971	892,914
Less: accumulated depreciation	(29,047)	(478,841)

Property, plant and equipment, net	$388,924	$414,073

Depreciation expense totaled $28,613, $6,894, $36,605, and $38,560 for the period from March 14, 2015 to December 31, 2015, for the period from January 1, 2015 to March 13, 2015, and for the years ended December 31, 2014 and 2013, respectively, which is included in cost of goods sold and selling, general and administrative expenses in the combined statements of operations.

Impairments

The Company recorded impairment charges primarily in conjunction with plant closings undertaken for purposes of market consolidation and recognized asset impairment charges for its property, plant and equipment of $1,088, $27, $3,977 and $12,011 for the period from March 14, 2015 to December 31, 2015, for the period from January 1, 2015 to March 13, 2015, and for the years ended December 31, 2014 and 2013, respectively. Asset impairments are included in impairment and restructuring charges on the combined statements of operations.

Transfers

During 2014, the Predecessor transferred to HC certain property, plant and equipment of $25,107 related to sites historically included in BP North America because such sites were not included in the Acquisition.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

7. Goodwill and other intangible assets, net

In connection with the Acquisition and the Cretex acquisition, the Company recognized goodwill of $17.5 million and $59.5 million, respectively. On an annual basis, the Company performs step one of its goodwill impairment test by comparing the fair value of each reporting unit with its carrying value. Only certain of the Company’s reporting units have goodwill subsequent to the Acquisition of the Company and Cretex acquisition. The Company completed annual assessments as of October 1 of each reporting period. In 2013, one reporting unit, Water Pipe & Products, failed step one and the Company recorded a goodwill impairment charge of $236,639 during the year ended December 31, 2013 based on the amount by which the carrying value of the reporting unit exceeded the fair value of the identifiable assets and liabilities of the reporting unit. There were no other impairments recorded to goodwill during the reporting periods included in the combined financial statements.

Goodwill at December 31, 2014 of $83,674 was eliminated upon consummation of the Acquisition in connection with the Successor’s accounting for the business combination.

The following table presents the changes in the net carrying value of goodwill by reportable segment:

Successor	Drainage Pipe & Products	Water Pipe & Products	Bricks	Other	Total
March 14, 2015	$15,139	$2,280	$45	$—	$17,464
Acquisition of Cretex	59,473	—	—	—	59,473
Foreign Currency	(1,170)	(230)	—	—	(1,400)

December 31, 2015	$73,442	$2,050	$45	$—	$75,537

Intangible assets other than goodwill at December 31, 2015 included the following:

	Weighted average amortization period (in years)	Gross carrying value as of December 31, 2015	Accumulated amortization	Net carrying value as of December 31, 2015
Customer relationships	5	$24,700	$(365)	$24,335
Customer backlog	1	5,182	(3,955)	1,227
Brand names	2	600	(100)	500

Total intangible assets		$30,482	$(4,420)	$26,062

Amortization expense was $4,317 for the period from March 14, 2015 to December 31, 2015.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

In the future the Company expects to incur amortization expense on these intangible assets for the years ended December 31 as follows:

Years ending December 31:
2016	$8,575
2017	6,083
2018	4,132
2019	2,910
2020	2,034
Thereafter	2,328

Total future amortization expense	$26,062

8. Fair Value Measurement

The Company’s financial instruments consist primarily of cash and cash equivalents, trade and other receivables derivative instruments, accounts payable, long-term debt and accrued liabilities. The carrying value of the Company’s trade receivables, trade payables, the asset based revolver and accrued liabilities approximates fair value due to their short-term maturity. The Company may adjust the carrying amount of certain nonfinancial assets to fair value on a non-recurring basis when they are impaired.

The estimated carrying amount and fair value of the Company’s financial instruments and other assets and liabilities measured and recorded at fair value on a recurring basis is as follows for the dates indicated:

Successor	Fair value measurements at December 31, 2015 using
Recurring:	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2015
Non-current assets
Derivative assets	$—	$9,093	$—	$9,093

The fair values of derivative assets and liabilities are determined using quantitative models that utilize multiple market inputs including interest rates and exchange rates to generate continuous yield or pricing curves and volatility factors to value the position. The majority of market inputs are actively quoted and can be validated through external sources, including brokers, market transactions and third-party pricing services. The fair values of derivative assets and liabilities include adjustments for market liquidity, counterparty credit quality and other instrument-specific factors, where appropriate. In addition, the Company incorporates within its fair value measurements a valuation adjustment to reflect the credit risk associated with the net position. Positions are netted by counterparties, and fair value for net long exposures is adjusted for counterparty credit risk while the fair value for net short exposures is adjusted for the Company’s own credit risk.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The estimated carrying amount and fair value of the Company’s financial instruments and liabilities for which fair value is only disclosed is as follows:

Successor		Fair value measurements at December 31, 2015 using
	Carrying Amount December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value December 31, 2015
Non-current liabilities
Senior Term Loan	$469,383	$—	$470,543	$—	$470,543
Junior Term Loan	236,446	—	259,675	—	259,675

The fair value of debt is the estimated amount LSF9 would have to pay to transfer its debt, including any premium or discount attributable to the difference between the stated interest rate and market rate of interest at the balance sheet date. Fair values are supported by observable market transactions when available.

Deferred compensation is valued using cash surrender value of Company-owned life insurance. The fair values of benefit plan assets and the related disclosure are included in Note 21, Employee Benefit Plans.

9. Derivatives and hedging

The Company uses derivatives to manage selected foreign exchange and interest rate exposures. The Company does not use derivative instruments for speculative trading purposes, and cash flows from derivative instruments are included in net cash provided by (used in) financing activities in the combined statements of cash flows.

In May of 2015, the Company entered into the following derivative instruments: fixed-for-fixed cross currency swaps and fixed-for-float cross currency swaps. The fixed-for-float cross currency swaps are designated as cash flow hedges in accordance with ASC 815-20, Derivatives – Hedging, with the effective portion of the changes in the fair value of the derivatives recorded to accumulated other comprehensive income, and any ineffective portion reflected directly in earnings as other operating expense in the combined statements of operations. The fixed-for-fixed cross currency swaps are not designated as hedge instruments; therefore changes in fair value are recognized immediately in earnings as other operating income (expense) in the combined statements of operations.

A quantitative analysis is utilized to assess hedge effectiveness for cash flow hedges. The Company assesses the hedge effectiveness and measures the amount of ineffectiveness for the hedge relationships based on changes in spot exchange rates. For the period from March 14, 2015 to December 31, 2015, the Company recognized foreign exchange gain of $1.9 million in the combined statement of operations, and $1.5 million included in other comprehensive income (loss) related to cash flow hedges, net of taxes of $0 and $0, respectively.

The Company has elected to present all derivative assets and derivative liabilities, on a net basis on its combined balance sheets when a legally enforceable International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreement exists. An ISDA Master Agreement is an agreement

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

between two counterparties, which may have multiple derivative transactions with each other governed by such agreement, and such ISDA Master Agreement generally provides for the net settlement of all or a specified group of these derivative transactions, through a single payment, in a single currency, in the event of a default on, or affecting any, one derivative transaction or a termination event affecting all, or a specified group of, derivative transactions. At December 31, 2015, the Company’s derivative instruments fall under an ISDA master netting agreement, however the Company’s derivative instruments included only assets at the balance sheet date, thus no netting of derivatives is included.

The following table presents the fair values of derivative assets and liabilities in the combined successor balance sheet:

	Successor
	December 31, 2015
	Level 2
	Derivative Assets		Derivative Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Fixed-for-fixed cross currency swap	$79,531	$7,667	—	—
Fixed-for-float cross currency swap	81,991	1,426	—	—

Total derivatives, gross		9,093		—
Less: Legally enforceable master netting agreements		—

Total derivatives, net		$9,093		$—

The following table presents the gain (loss) recognized in earnings on derivative instruments in cash flow hedging relationships in the combined statements of operations:

Successor
March 14 - December 31,
2015
Cash flow hedges
Cross currency swaps
Gain on derivatives recognized in Accumulated other comprehensive income	$1,549
Gain on derivatives not designated as hedges	8,331

The estimated net amount of existing gains at December 31, 2015 expected to be reclassified into earnings within the next 12 months total $0.5 million.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

10. Debt and deferred financing costs

The Company’s debt consisted of the following:

	Successor	Predecessor
	December 31, 2015	December 31, 2014
Senior Term Loan Credit Agreement
interest at 6.50%, net of debt issue costs and original issue discount of $20,129	$469,383	$—
Junior Term Loan Credit Agreement
interest at 10.50%, net of debt issue costs and original issue discount of $23,554	236,446	—

Total debt	705,829	—
Less: current portion debt	(2,191)	—

Total long-term debt	$703,638	$—

In connection with the financing of the Acquisition, LSF9 entered into a Senior Term Loan Credit Agreement for borrowings of $635.0 million, a Junior Term Loan Credit Agreement for borrowings of $260.0 million, and drew $45.0 million under a $150.0 million revolving credit facility (the “Revolver”). Approximately $515.5 million is the obligation of Forterra as a joint and several obligation under ASC 405-40, Obligations Resulting from Joint and Several Liability Arrangements. See also Note 1, Basis of Presentation-Successor.

In connection with the Cretex acquisition, the Company issued additional Senior term notes of $240.0 million. In conjunction with the issuance of debt related to the Acquisition and the Cretex acquisition, LSF9 incurred $71.6 million of debt issuance costs and debt discounts; of which $51.9 million is attributed to the Company debt obligation.

The Company early adopted ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs, and classified debt issuance costs as contra-liabilities as of December 31, 2015. As the Company had no prior debt balances, the adoption of ASU 2015-03 required no retrospective adjustment or changes to previously reported balances.

All of the Company’s debt instruments are unconditionally guaranteed by the Company and all its subsidiaries jointly and severally. The credit agreements are secured by substantially all of the assets of the Company. On November 10, 2015, the Company modified the Revolver and increased its available borrowing capacity to $250.0 million. The interest rate for both the Senior Term Loan and Junior Term Loan is set at LIBOR (with a 1% floor) plus a margin of 5.50% and 9.50%, respectively. The Senior Term Loan Credit Agreement has a weighted average effective interest rate of 7.2% for the year ended December 31, 2015 and matures March 2022. The effective interest rate of the Junior Term Loan Credit Agreement was 11.7% for the period, and the debt matures March 2023. The effective interest rate includes the effects of deferred financing fees and original issue discount and premium amortization calculated using the effective interest method.

At December 31, 2015, the Company’s Revolver, which matures in March 2020, had total borrowing capacity of $250.0 million, none of which was outstanding. The available credit under the Revolver is limited by a borrowing base which includes a portion of the Company’s current assets.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Interest is floating, based on a reference rate plus an applicable margin. The weighted average annual interest rate on the Revolver was 1.94% for the period March 14, 2015 through December 31, 2015. In addition, Forterra pays a facility fee of between 25.0 and 37.5 basis points per annum based upon the utilization of the total Revolver facility. Availability under the Revolver at December 31, 2015 based on draws, and outstanding letters of credit and allowable borrowing base was $231.0 million.

For the period from March 13, 2015 to December 31, 2015, cash payments for interest totaled $40.3 million, of which $14.9 million was paid by affiliates of the Company.

As of December 31, 2015, minimum future principal payments on long-term debt are as follows:

	Total	Senior Term Loan	Junior Term Loan
2016	$2,191	$2,191	$—
2017	—	—	—
2018	—	—	—
2019	—	—	—
2020	—	—	—
Thereafter:	747,321	487,321	260,000

	$749,512	$489,512	$260,000

Covenants, Events of Default and Provisions

Under the terms of credit agreements above, LSF9 is required to comply with certain customary covenants, including among others, the limitation of indebtedness, limitations on liens, and limitations on certain cash distributions. The Revolver imposes only financial covenant, which requires LSF9 to maintain a fixed charge coverage ratio of no less than 1.00 to 1.00. The fixed charge coverage ratio is the ratio of consolidated earnings before interest, depreciation, and amortization (“EBITDA”) less cash payments for capital expenditures and income taxes to consolidated fixed charges (interest expense plus scheduled payments of principal on indebtedness). As of December 31, 2015, LSF9 was in compliance with the debt covenants contained in its credit facilities.

Lines of Credit and Other Debt Facilities

The Company had stand-by letters of credit outstanding of $15.8 million as of December 31, 2015 which reduce the borrowings available under the credit facilities.

Joint and several obligations

As discussed above, the Company has recorded debt on its combined balance sheet under ASC 405-40, Obligations Resulting from Joint and Several Liability Arrangements. The Company and the affiliates of LSF9 were co-obligors and jointly and severally liable under terms of the LSF9’s credit agreements. The Company’s allocated portion of the $940.0 million of third party debt used to finance the Acquisition is $515.5 million. The initial obligation of $515.5 million was reflected on the Company’s combined balance sheet at the Acquisition date as $254.9 million of Senior Term Loan, $260 million of Junior Term Loan and $0.6 million of Revolver obligations. The remaining $424.5 million of the debt was allocated to affiliates of LSF9 that are not included in these financial statements based on the amounts affiliates of LSF9 were expected to repay and such amount has been fully repaid by affiliates. In April of 2016, the Company’s affiliate co-obligors were released from joint and several liability under

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

the LSF9 credit agreements. The Company is consequently the sole source of repayment for its $515.5 million share for the initial obligation under the credit agreements, as well as other obligations recorded on the balance sheet. In addition to the initial debt obligation of $515.5 million recorded by the company, during October 2015, additional LSF9 Senior Term Loan borrowings of $240 million to finance the Cretex acquisition were allocated in full to the Company.

The amounts recorded at December 31, 2015 in the combined balance sheets represent the portion of LSF9’s outstanding obligation as of the balance sheet date the Company was expected to repay. The obligations are secured by substantially all of the assets of the Company.

Repayments on the Revolver of $44.4 million made by affiliates during the period ended December 31, 2015 were applied to the initial Revolver balance when determining the amount to allocate to the Company. The Company allocated related debt issuance costs and discount in proportion to the debt instrument recorded. The Company allocated interest expense based on the total amounts allocated by debt instrument.

11. Accrued liabilities

Accrued liabilities consist of the following for the years ended December 31, 2015 and 2014:

	Successor	Predecessor
	December 31, 2015	December 31, 2014
Accrued payroll and employee benefits	$24,690	$26,058
Accrued taxes	17,073	10,597
Accrued rebates	8,021	7,280
Warranty	2,429	1,644
Shut down and restructuring costs	—	1,474
Other miscellaneous accrued liabilities	3,415	3,359

	$55,628	$50,412

12. Other long-term liabilities

Other long-term liabilities consist of the following for the years ended December 31, 2015 and 2014:

	Successor	Predecessor
	December 31, 2015	December 31, 2014
Workers compensation	$1,458	$10,536
Deferred rent	1,386	—
Environmental remediation liability	1,315	1,654
Asset retirement obligations	938	1,637
Legal	628	—
Insurance	527	3,451
Employee benefits	—	10,408
Tax related provision	—	2,216
Other miscellaneous long-term liabilities	502	2,483

	$6,754	$32,385

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

13. Income taxes

Successor

As of the date of the Acquisition, the combined Successor financial statements reflect a new tax basis of accounting as the Company includes taxable entities independent of the Predecessor. Deferred tax assets and liability are recognized principally for the expected tax consequences of temporary differences between the tax basis of assets and liability and their reported amounts, using currently enacted tax rates. All tax consequences associated with the Predecessor period were retained by HC.

Predecessor

The Company’s U.S. and non-U.S. operations have been historically included in certain HC consolidated tax returns. The tax provisions have been prepared on a stand-alone basis, as if the business was a separate group of companies under common ownership although the Company was included in the HC entities’ tax returns. The operations have been combined as if they were filing on a consolidated basis for U.S. and state income tax purposes as they were historically included in the consolidated U.S. Income tax returns and certain consolidated or unitary group state returns of the prior parent entity. The non-U.S. tax provision has been determined on a stand-alone basis for each non-U.S. affiliate as these entities have historically filed stand-alone returns as required by the jurisdiction in which they operate.

The Company’s income (loss) from continuing operations before income taxes for the period March 14, 2015 to December 31, 2015, January 1, 2015 to March 13, 2015 and for the years ended December 31, 2014 and 2013 was as follows:

	Successor	Predecessor
	For the period from March 14 to December 31,	For the period from January 1 to March 13,	Years ended December 31,
	2015	2015	2014	2013
U.S. companies	$(95,417)	$(6,265)	$(4,382)	$(250,128)
Canadian companies	18,409	(233)	14,387	8,409

Total income (loss) from continuing operations before income taxes	$(77,008)	$(6,498)	$10,005	$(241,719)

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The rate reconciliation for continuing operations presented below is based on the U.S. federal statutory tax rate of 35% because the predominant business activity is in the U.S.:

	Successor	Predecessor
	Period Ended December 31, 2015	Period Ended March 13, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Income (loss) from continuing operations	$(77,008)	$(6,498)	$10,005	$(241,719)

Income tax expense at statutory rate of 35%	$26,953	$2,274	$(3,502)	$84,602
State income taxes, net of federal benefit	1,984	—	(70)	(62)
Foreign rate differential	1,784	(226)	1,401	727
Non-deductible expenses	(527)	—	(497)	—
Change in valuation allowance	(35,738)	(2,223)	(602)	(4,812)
Goodwill impairment	—	—	—	(82,825)
Non-deductible transaction costs	(558)	—	—	—
Other	324	917	853	(191)

Total income tax (expense) benefit	$(5,778)	$742	$(2,417)	$(2,561)

The net deferred tax assets (liabilities) balances were comprised of the following components as of December 31, 2015 and 2014:

	Successor	Predecessor
	December 31, 2015	December 31, 2014
Deferred tax assets:
Inventory	$8,952	$1,110
Reserves and accrued liabilities	11,449	19,760
Net operating losses (NOLs)	18,030	106,599
Capitalized transaction costs	2,271	—
Intangible assets	2,599	14,620
Other assets	54	1,392

Total deferred tax assets	43,355	143,481

Valuation allowance	(37,988)	(92,507)

Total deferred tax assets, net	$5,367	$50,974

Deferred tax liabilities:
Fixed assets	$(3,393)	$(50,336)
Derivatives	(179)	—
Other liabilities	(1,073)	(7,753)

Total deferred tax liabilities	(4,645)	(58,089)

Net deferred tax asset (liability)	$722	$(7,115)

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The income tax benefits (expenses) from continuing operations for the period March 14, 2015 to December 31, 2015, January 1, 2015 to March 13, 2015 and for the years ended December 31, 2014 and 2013 are as follows:

	Successor	Predecessor
	March 14 - December 31	January 1, 2013	Years ended December 31,
	2015	2015	2014	2013
Current income tax
U.S. companies	$(765)	—	$589	$(436)
Canadian companies	(8,151)	3,491	(2,388)	(4,796)

Total current tax (expense) benefit	(8,916)	3,491	(1,799)	(5,232)

Deferred income tax
U.S. companies	441	—	—	—
Canadian companies	2,697	(2,749)	(618)	2,671

Total deferred tax (expense) benefit	3,138	(2,749)	(618)	2,671

Income tax (expense) benefit - continuing operations	$(5,778)	$742	$(2,417)	$(2,561)

As of December 31, 2015, the Company has tax loss carryforwards as follows:

	Amount	Expiration Date
Federal net operating losses	$38,512	2035
State net operating losses	$21,324	2030-2035
Foreign net operating losses	$1,633	2033-2035

Income tax expense and related current and deferred income taxes receivable and payable for the periods ending March 13, 2015 and December 31, 2013 and 2014 are calculated assuming hypothetical stand-alone income tax returns filed in Canada and its provinces and hypothetical consolidated income tax return for the Predecessor’s U.S. and state activities. The related tax provision amounts for the period ending December 31, 2015 were calculated based on the Company’s standalone activity post-acquisition. The Successor has recorded a full valuation allowance against its net deferred tax assets in the amount of $37,988 as management has concluded the deferred tax assets are not more likely than not to be realized at December 31, 2015. In any event, if the valuation allowance was not recorded, deferred tax assets of $5.2 million would be unavailable to benefit the Company because of interest expense that was paid by an affiliate and not by the Company and therefore is not deductible in the Company’s tax return (see Note 15 Related party transactions). In addition, Lone Star intends to enter into a Tax Receivables Agreement and accordingly, even in the event the Company generates taxable income in future periods, the Company may not realize the benefit of a large portion of the NOLs as the majority of the benefit would be paid to Lone Star. Historically, the U.S. companies were included in the consolidated U.S. income tax return and certain consolidated or unitary group state returns of LHI. The Company’s deferred tax assets and liabilities for the period ending December 31, 2014 are determined on the hypothetical basis described above and do not reflect the amount that would be determined for the Company on a standalone basis. The federal and state net operating loss carryover amounts include interest deductions in the Successor period ended December 31, 2015 that are the result of carve-out accounting adjustments, which will

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

not be included in the actual net operating loss carryover available to reduce future tax liability. All hypothetical current taxes payable or receivable prior to March 13, 2015 are deemed settled through net parent investment. All tax attributers of the predecessor remain with HC under terms of the Acquisition.

Uncertain tax positions

The Company is subject to audit examinations at federal, state, local, and foreign levels by tax authorities in those jurisdictions who may challenge the treatment or reporting of any tax return item. The tax matters challenged by the tax authorities are typically complex; therefore, the ultimate outcomes of these challenges are subject to uncertainty. Taxable years after 2009 are still open for examination for the U.S. and Canada.

Each period the Company assesses uncertain tax positions for recognition, measurement and effective settlement. Benefits from uncertain tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Where it has been determined that our tax return filing position does not satisfy the more-likely-than-not recognition threshold, no tax benefits are recorded. The Company has uncertain tax positions related to its Canadian operations that are subject to an indemnification from HC.

14. Commitments and contingencies

As of December 31, 2015, the Company had outstanding surety bonds in the amount of $121.3 million to secure performance commitments. The Company also had letters of credit outstanding of $15.8 million with no amounts withdrawn as of December 31, 2015.

The Company is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s combined financial position, results of operations, or liquidity. Other than routine litigation incidental to the Company’s business, there are no material legal proceedings to which the Company is a party or to which any of the Company’s properties are subject.

In connection with the Earn-out contingency described in Note 3, the Acquisition included contingent consideration of up to $100.0 million if and to the extent the 2015 financial results of the businesses acquired by Lone Star in the Acquisition, including the Company and Forterra UK, exceeded a specified Adjusted EBITDA target for fiscal year 2015, as calculated pursuant to the terms of the purchase agreement. If such Adjusted EBITDA calculation exceeds the specified target, LSF9, and therefore, Forterra would be required to pay HC an amount equal to a multiple of such excess Adjusted EBITDA, with any payment capped at $100.0 million. In April 2016, the Company provided an earn-out statement to HC demonstrating that no payment was required. On June 13, 2016, HC provided notification that it is disputing, among other things, the Company’s calculation of Adjusted EBITDA under the purchase agreement and asserting that a payment should be made in the amount of $100.0 million. The Company does not believe HC’s position has merit and intends to vigorously oppose HC’s assertions. As of December 31, 2015, no liability for this contingency has been accrued as payment of any earn-out is not considered probable. However, the outcome of this matter is uncertain, and no assurance can be given to the ultimate outcome of the resulting proceedings. If LSF9 is unsuccessful in resolving the dispute, the Company could recognize a material charge to its earnings.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Operating leases

The Company leases certain property and equipment for various periods under non-cancelable operating leases. Future minimum lease payments under such agreements as of December 31, 2015 were approximately:

2016	$2,691
2017	2,061
2018	1,707
2019	775
2020	526
Thereafter	2,504

$10,264

Long-term incentive plan

Following the Acquisition the Company implemented a cash-based long term incentive plan (the “LTIP”), which entitles the participants in the LTIP a potential cash payout upon a monetization event as defined by the LTIP. Potential monetization events include the sale of the Company, an initial public offering where Lone Star reduces its ownership interest in the Company below 50% or at Lone Star’s discretion, or through certain cash distribution as defined in the LTIP. Before the payout of any cash the LTIP requires Lone Star receive a return of their investment plus a specified internal rate of return, which is calculated by comparing the return to Lone Star over the timeline of the investment in the Company. As of December 31, 2015, no such monetization events had occurred, and therefore no amounts were accrued in the accompanying combined balance sheet as of December 31, 2015. The Company is contemplating an initial public offering as early as the third quarter of 2016, but the initial public offering is not expected to reach the required return on investment to trigger a payout under the LTIP.

Asset retirement obligations (ARO)

The Company incurs reclamation obligations as part of its brick production processes. The Company recognizes the present value of the fair value of a legally enforceable liability representing an asset retirement obligation in the period in which it is incurred. Accretion of the liability is recorded in other operating income. It also recognizes an asset representing the anticipated costs of dismantling machinery and equipment (“tear-down” costs) and depreciates the asset over the remaining life of the equipment. The Company recorded the following ARO liabilities as of December 31, 2015 and 2014:

	Successor	Predecessor
	December 31, 2015	December 31, 2014
Beginning balance	$1,885	$1,515
Reclamation adjustment	24	170
FV adjustment	(139)	—
Locations sold	(248)	—
Spend	(262)	—
Accretion	93	200

Ending balance	$1,353	$1,885
Current portion	(415)	(248)

Long-term portion	$938	$1,637

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

15. Related party transactions

Predecessor

Parent company net investment

During the Predecessor period the combined Predecessor financial statements for the Company are based on the accounting records of HC. Within these records, each subsidiary of BP has its own equity accounts in the books and records, as well as intercompany balances due (to)/from affiliates and operations within HC. These intercompany balances are considered by HC as part of the capital structure of these entities and are not regularly settled in cash with the affiliate counterparties. Therefore, these intercompany balances act as clearing accounts between the parties and consist of the accumulated net transactions between the Company and other entities and operations of HC and may include both operating items (allocated expenses and purchases of services and materials) and equity items (transfers of assets, cash and dividends). The Company has recorded all such equity and intercompany balances in a single caption, Parent company net investment.

The following table presents the components of net transfers to Parent for the period from January 1, 2015 to March 13, 2015 and for the years ended December 31, 2014 and 2013 were as follows:

Net transfer category	2015	2014	2013
Cash clearing and other financing activities	$64,280	$3,092	$486
Corporate allocations	(4,112)	(23,576)	(29,373)
Contribution of net assets to Parent	—	(32,459)	—
Current income taxes – federal and state	742	(3,133)	(2,561)

	$60,910	$(56,076)	$(31,448)

Allocated expenses

The Company was allocated selling, general and administrative expenses from the Parent for certain shared services of $4,112, $23,576 and $29,373 for the period from January 1, 2015 to March 13, 2015 and for the years ended December 31, 2014 and 2013, respectively. The allocated costs are included in costs of goods sold or selling, general and administrative expenses in the combined Predecessor statements of operations. The historical costs and expenses reflected in our combined financial statements include an allocation for certain corporate functions historically provided by HC or its wholly-owned subsidiaries. Substantially all of the Predecessor’s senior management was employed by HC and certain functions critical to the Predecessor’s operations were centralized and managed by HC. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, accounting, shared services, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development. Additionally, the Company temporarily rented office space provided by affiliates of HC. The cost of each of these services has been allocated to the Predecessor on the basis of the Predecessor’s relative net sales or head count as compared to that of HC depending upon which allocation methodology is more meaningful for each service. The Company and HC believe that these allocations reasonably reflect the utilization of services provided and benefits received by the Predecessor. However, these amounts are not necessarily representative of the amounts that would have been incurred by the Predecessor as a separate entity.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Successor

Contributed capital

The initial contributed capital of LSF9 allocated to the Company was $167.5 million at the date of the Acquisition. During the period from March 14, 2015 to December 31, 2015, the Company paid certain transaction and other costs for affiliates that are recorded as distributions in these financial statements. Likewise, an affiliate not included in these financial statements paid $14.9 million of interest on behalf of the Company. The above activity is recorded net as a return of contributed capital of $27,613 in these financial statements.

Transition Services Agreement (“TSA”)

The Company is no longer part of HC and its affiliates, but did have a Transition Services Agreement with HC providing for corporate overhead services. Per the TSA, the services are to be provided to the Successor for a period of up to 18 months, and may be terminated at will with proper notice by the Successor. The initial services provided primarily consisted of certain accounting, information technology, human resources, and other general and administrative services associated with the Successor’s transition to a stand-alone company.

Cement Supply Agreement

The Company entered into an agreement with HC and its affiliates for the continued supply of cement, in which the Company agreed to source a minimum percentage of such materials consumed at prevailing market prices as defined in the agreements.

Hudson Advisors

The Company has an advisory agreement with Hudson Advisors, an affiliate of Lone Star, to provide certain management oversight services to the Company, including assistance and advice on strategic plans, obtaining and maintaining certain legal documents, and communicating and coordinating with service providers. The Company incurred fees totaling $9,151 for the period March 14 through December 31, 2015 for these services included in selling, general and administrative costs on the combined Successor statement of operations. For fiscal year 2014 and 2013, no services were provided.

Related party payables and activity

The Predecessor had net payables to affiliates totaling $0.7 million at December 31, 2014 that were net settled in consummation of the Acquisition. At December 31, 2015, the Successor has payables to affiliates totaling $3.2 million that are regularly settled in cash. Purchases of raw materials from affiliates of the Predecessor for the years ended December 31, 2014 and 2013 were $45.4 million and $47.2 million, respectively.

16. Segment reporting

During the Successor period in 2015, the Company realigned its business segment reporting structure as a result of the change in the Chief Operating Decision Maker (“CODM”). The segment data below reflects business segment information as managed by the Successor, and comparative financial data for the historical periods of the Predecessor have been presented to conform to the current segment structure. The accounting policies for our segments follow the Company’s accounting policies.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Segment information is presented in accordance with ASC 280, Segment Reporting (“ASC 280”), which establishes standards for reporting information about operating segments. It also establishes standards for related disclosures about products and geographic areas. Operating segments are defined as components of an enterprise that engage in business activities that earn revenues, incur expenses and prepare separate financial information that is evaluated regularly by the Company’s chief operating decision maker in order to allocate resources and assess performance. The Corporate and Other segment includes expenses related to certain executive salaries, interest costs related to long-term debt, acquisition related costs, and other corporate costs that are not directly attributable to our operating segments.

Net sales from the major products sold to external customers include drainage pipe and precast products, concrete and steel water transmission pipe, and clay bricks and concrete blocks.

The Company’s two geographic areas consist of the United States and Canada for which it reports net sales, fixed assets and total assets. For purposes of evaluating segment profit, the CODM reviews EBITDA as a basis for making the decisions to allocate resources and assess performance.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The following tables set forth reportable segment information of the Company with respect to net sales and other financial information attributable to our reportable segments for the period from March 14, 2015 to December 31, 2015, for the period from January 1, 2015 to March 13, 2015 and for the years ended December 31, 2014 and 2013:

Successor For the period March 14 - December 31, 2015:	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
Net sales	$431,723	$167,417	$118,389	$5,135	$722,664
Income (loss) from continuing operations before income taxes	48,216	6,824	(8,401)	(123,647)	(77,008)
Depreciation and amortization	16,792	7,944	7,680	514	32,930
Interest (income)/expense	(5)	—	181	45,777	45,953

EBITDA	$65,003	$14,768	$(540)	$(77,356)	$1,875

Capital expenditures	$10,648	$4,719	$4,677	$—	$20,044

Total assets as of December 31, 2015	$626,477	$136,909	$147,699	$27,790	$938,875

Predecessor For the period January 1 - March 13, 2015:	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
Net sales	$79,341	$30,464	$19,922	$2,893	$132,620
Income (loss) from continuing operations before income taxes	8,839	(3,192)	(4,000)	(8,145)	(6,498)
Depreciation and amortization	3,231	1,030	2,505	128	6,894
Interest (income)/expense	—	—	18	66	84

EBITDA	$12,070	$(2,162)	$(1,477)	$(7,951)	$480

Capital expenditures	$621	$1,851	$272	$—	$2,744

For the year ended December 31, 2014:	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
Net sales	$436,754	$149,864	$139,537	$10,808	$736,963
Income (loss) from continuing operations before income taxes	64,686	6,412	(2,078)	(59,015)	10,005
Depreciation and amortization	16,011	4,968	12,981	2,645	36,605
Interest (income)/expense	—	—	—	—	—

EBITDA	$80,697	$11,380	$10,903	$(56,370)	$46,610

Capital expenditures	$7,386	$13,403	$4,505	$—	$25,294

Total assets as of December 31, 2014	$455,050	$188,889	$190,591	$11,638	$846,168

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

For the year ended December 31, 2013:	Drainage Pipe & Products	Water Pipe & Products	Bricks	Corporate and Other	Total
Net sales	$372,060	$171,773	$145,500	$8,615	$697,948
Income (loss) from continuing operations before income taxes	10,937	(218,555)	2,594	(36,695)	(241,719)
Depreciation and amortization	17,396	4,929	14,163	2,072	38,560
Interest (income)/expense	—	—	—	—	—

EBITDA	$28,333	$(213,626)	$16,757	$(34,623)	$(203,159)

Capital expenditures	$3,263	$4,279	$2,889	$136	$10,567

The Water Pipe & Products segment net loss of $218,903 for the year ended December 31, 2013 is inclusive of $248,650 of impairment charges to property, plant and equipment, and goodwill.

In addition, the Company also has an investment in an equity method investee included in the following segment:

	Successor	Predecessor
	At December 31, 2015	At December 31, 2014
Drainage Pipe & Products	$56,289	$47,452

The Company is also required by ASC 280 to disclose additional information related to geographic location. The Company has operations in both the United States and Canada. The Company has both property, plant and equipment and net sales in each country and those property, plant and equipment and net sales are recorded within each applicable geographic location as follows:

Property, plant and equipment
	Successor	Predecessor
	December 31, 2015	December 31, 2014	December 31, 2013
United States	$305,843	$289,781	$308,223
Canada	83,081	124,292	140,927

	$388,924	$414,073	$449,150

Net Sales
	Successor	Predecessor
	For the period from March 14 to December 31,	For the period from January 1 to March 13,	Years ended December 31,
	2015	2015	2014	2013
United States	$585,809	$112,299	$592,959	$559,169
Canada	136,855	20,321	144,004	138,779

	$722,664	$132,620	$736,963	$697,948

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

17. Discontinued operations and assets held for sale

In the Predecessor periods, certain plants and facilities were determined to be outside of the scope of the Acquisition, and as such were presented as held for sale on the combined balance sheets and discontinued operations on the combined statements of operations. As of September 30, 2014, the Company distributed $16,421 representing the net assets of the Maple Grove structural precast manufacturing business (“Maple Grove”) in the United States to HC. HC sold Maple Grove to a third party on October 31, 2014; therefore, the results of Maple Grove operations through September 30, 2014 and for the years ended December 31, 2014 and 2013 are reflected as discontinued operations. Cash flows relating to all plants that met the ASC 360 criteria for held for sale classification as of December 31, 2014 are included in discontinued operations.

The following table shows the components of discontinued operations for the years ended December 31, 2014 and 2013:

	Predecessor
	December 31,
	2014	2013
Revenues	$34,824	$35,079

Gain (loss) from operations of discontinued operations before income tax	1,976	(2,844)
Gain (loss) on disposal of discontinued operations	—	(174)
Income tax benefit (expense) from discontinued operations	(716)	—

Gain (loss) on discontinued operations, net of tax	$1,260	$(3,018)

Cash flows relating to all plants that met the ASC 360 criteria for held for sale classification as of December 31, 2013 are included in discontinued operations for all periods presented if those plants were part of a component that was disposed of during the periods presented.

In 2013, the Company sold its roof tile business in the western region of the United States for total proceeds of $1,847, resulting in a loss of $174. The Company no longer operates a roof tile business in the western region of the United States.

18. Impairment and restructuring charges

The Company recorded impairment and restructuring charges for the period from March 1, 2015 to December 31, 2015, for the period from January 1, 2015 to March 13, 2015 and for the years ended December 31, 2014 and 2013 as follows:

	Successor	Predecessor
	For the period from March 14 to December 31,	For the period from January 1 to March 13,	For the years ended December 31,
	2015	2015	2014	2013
Impairment of property, plant and equipment (Note 6)	$1,088	$27	$3,977	$12,011
Restructuring charges	97	515	242	1,927
Impairment of goodwill and other intangibles (Note 7)	—	—	—	236,639

	$1,185	$542	$4,219	$250,577

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The Company periodically initiates programs to reduce costs and improve operating effectiveness. These programs include the closing of plants and the termination of portions of the workforce. As part of these plans, the Company incurs severance, lease and other contract termination costs.

19. Investments in equity method investee

On July 20, 2012, the Company entered into a joint venture agreement with a company that produces concrete pipe and precast to form Concrete Pipe & Precast LLC (“CP&P”). The Company contributed plant assets and related inventory from nine operating locations as part of the agreement to form CP&P and in return for the contribution the Company obtained a 50% ownership stake in the joint venture through its 500 Common Unit voting shares in CP&P. The Company owns 50% of CP&P voting common stock. The Company also received 150 preferred units redeemable for $100 each, or a $15,000 preferred interest in CP&P, for which the Company received a preferred return of $209 and $437 during 2014 and 2013, respectively, which is included in other income in the combined statements of operations.

The Company has recorded its investment in the Common Unit voting shares in accordance with ASC 323, Investments – Equity Method and Joint Ventures (“ASC 323”), under the equity method of accounting. The preferred interest is accounted for by the Company as an interest-bearing receivable. In July 2014, the Company’s 150 preferred units in the amount of $15,000 were redeemed for cash.

As part of the Acquisition the Company determined the fair value of the assets purchased, including its investment in CP&P, in accordance with ASC 805. As part of that process the Company assigned a value of $56,335 to the investment as of the date of Acquisition. As of December 31, 2015 and 2014, the Company’s investment in CP&P amounted to $56,289 and $47,452, respectively. At December 31, 2015, the difference between the amount at which the Company’s investment is carried and the amount of the Company’s share of the underlying equity in net assets of CP&P was approximately $13,605. This difference relates to the Company’s fair value assessment of the investment as part of the Acquisition, and this basis difference was primarily attributed to the value of land and equity method goodwill associated with the investment.

Select historical financial data of the investee is as follows (unaudited):

	At December 31, 2015	At December 31, 2014
Current assets	$30,922	$26,067
Non-current assets	72,513	75,264
Current liabilities	13,297	11,459
Non-current liabilities	20,319	18,542

	For the years ended December 31,
	2015	2014	2013
Net sales	$123,888	$111,753	$100,150
Gross profit	29,508	21,750	15,278
Income from operations	15,049	8,333	4,120
Net income	16,090	8,746	259

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

20. Contract revenue

Certain of the Company’s businesses recognize contract revenue from their engineering and construction as well as building contracting arrangements using the percentage of completion method.

Revenue recognized in excess of amounts billed is classified as a current asset within receivables, net on the combined balance sheets. Amounts billed to clients in excess of revenue recognized to date are classified as a current liability within deferred revenue on the combined balance sheets. Revenues recognized in excess of billings were $2,288 and $1,281 as of December 31, 2015 and 2014, respectively. The Company anticipates that substantially all incurred cost associated with contract work in progress as of December 31, 2015 will be billed and collected in 2016. Billings in excess of revenue recognized was $2,457 and $1,423 as of December 31, 2015 and 2014, respectively. Additionally, the Company also records balances billed, but not yet paid by customers under retainage provisions related to these contracts as part of receivables, net, within the combined balance sheets. The amount of receivables due under retainage provisions as of December 31, 2015 and 2014 was $1,227 and $1,419, respectively.

Certain of the Company’s businesses also enter into agreements to provide inventory to customers for long-term construction projects. Revenue recognition is based on shipments of the respective goods ordered by the customer as these shipments represent substantive performance. The billings for these goods manufactured for the customer are based on contract terms and may or may not coincide with shipments of the goods, which gives rise to either unbilled or deferred revenue. The Company records revenue recognized in excess of amounts billed as a current asset within receivables, net on the combined balance sheets.

Revenue recognized in excess of billings for these contractual arrangements were $7,453 and $3,537 as of December 31, 2015 and 2014, respectively. Amounts billed to clients in excess of revenue recognized to date are classified as a current liability within deferred revenue on the combined predecessor balance sheets. Billings in excess of revenue recognized for these milestone contracts were $18,186 and $10,097 as of December 31, 2015 and 2014, respectively. Additionally, the Company also records balances billed, but not yet paid by customers under retainage provisions as part of trade receivables, net, within the combined balance sheets. The amount of receivables due under retainage provisions as of December 31, 2015 and 2014 was $826 and $874, respectively.

21. Employee benefit plans

Defined Contribution Plans - Successor

Subsequent to the Acquisition, the Company’s employees, including employees covered by collective bargaining agreements were able to participate in 401K defined contribution plans. The Company contributes funds into the plans subject to certain limits. For the period March 14, 2015 through December 31, 2015, the Company recorded an expense of $8,244 for these contributions. From January 1 through March 13, 2015, the Company recorded an expense of $1,724 for the Predecessor’s participation in a similar plan sponsored by HC.

The Company’s employees that are covered by collective bargaining agreements were historically participants in several union-sponsored, multi-employer pension plans (union-sponsored plans) for all periods included in the Predecessor financial statements. Neither the Company nor HC or its affiliates administered the union-sponsored plans. Contributions to the plans were determined in accordance with the provisions of negotiated labor contracts. The plans were accounted for as defined

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

contribution plans as it is not possible to isolate the components of such plans that would collectively comprise the Company’s liability. In the event of plan termination or the Company’s withdrawal from a multi-employer plan, the Company may be liable for a portion of the plan’s unfunded vested benefit obligation, if any. In connection with the Acquisition, HC indemnified the Successor against liabilities that might arise as a result of withdrawal from the plans, net of any tax benefit that might result from tax deductible payments to settle the withdrawal liability. As of December 31, 2015, the Company had no remaining employees covered by multi-employer plans. The Company has received one notice of its exit liability from the associated plan. Affiliates of HC have reimbursed the Company for the exit liability, net of estimated federal income tax subsequent to year end. The remaining plans have not communicated amounts associated with the Company’s exit from the plans and Company has not recorded an associated liability as the amount of the liability, if any, not estimable.

Defined Benefit Pension Plans and Other Post-Retirement Benefits - Predecessor

Employees of the Predecessor participated in defined benefit plans as described below that were both sponsored by the Predecessor and sponsored by others. The combined Predecessor financial statements have been prepared on a historical basis reflecting the applicable liabilities and financial statement disclosures related to the defined benefit plans participated in under HC. The defined benefit obligations and disclosures do not necessarily reflect the costs the Predecessor would have incurred as a stand-alone entity. The related pension and post-retirement benefit liabilities were previously allocated to the Predecessor but were retained by HC subsequent to the Acquisition of the Company.

Canadian employee benefit plans

The Canadian companies within the Predecessor sponsored several qualified and nonqualified pension plans and other postretirement benefit plans (“OPEB”) for substantially all of their employees. Such plans are defined benefit plans. The benefits provided under these plans are based primarily on years of credited service and final average pensionable pay as defined under the respective plan provisions. Contributions totaled $2,028 for the year ended December 31, 2014.

The Predecessor’s plan assets were accounted for at fair value. The Predecessor’s asset allocations by level within the fair value hierarchy as of December 31, 2014 are presented in the table below for the Predecessor’s defined benefit plans:

Asset Class:	Level 1	Level 2	Total
Equity	$—	$14,226	$14,226
Fixed Income	—	25,292	25,292

Fair value of plan assets	$—	$39,518	$39,518

Fixed income funds include investments in government obligations, corporate bonds, agency obligations and asset-backed securities.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

Amounts recognized on the combined Predecessor balance sheet as of December 31, 2014 were:

	Pension Benefits		Other Postretirement Benefits
	Overfunded Plans	Underfunded Plans		Total
Benefit obligation	$(4,579)	$(38,999)	$(9,261)	$(52,839)
Fair value of plan assets	4,598	34,920	—	39,518

Funded status	19	(4,079)	(9,261)	(13,321)

Balance sheet recognition:
Non-current benefit asset	19	—	—	19
Non-current benefit liability	—	(4,079)	(8,952)	(13,031)
Current benefit liability	—	—	(309)	(309)

	$19	$(4,079)	$(9,261)	$(13,321)

Reconciliation of pension obligations and plan assets

The reconciliation of the beginning and ending balances of the pension obligation and the fair value of the plans’ assets for the Canadian defined benefit retirement plans and other postretirement benefits for the year ended December 31, 2014, are as follows:

	Pension Benefits	Other Postretirement Benefits	Total
Benefit obligation at December 31, 2013	$42,067	$8,880	$50,947
Service cost	829	50	879
Interest cost	1,867	395	2,262
Employee contributions	66	—	66
Actuarial losses, net	5,482	1,071	6,553
Gross Benefits Paid	(2,811)	(304)	(3,115)
Exchange rate changes	(3,922)	(831)	(4,753)

Benefit obligation at December 31, 2014	$43,578	$9,261	$52,839

	Pension Benefits	Other Postretirement Benefits	Total
Fair value of plan assets at December 31, 2013	$38,692	$—	$38,692
Actual return on plan assets	5,425	—	5,425
Employer contributions	1,724	304	2,028
Employee contributions	66	—	66
Benefits paid	(2,811)	(304)	(3,115)
Exchange rate changes	(3,578)	—	(3,578)

Fair value of plan assets at December 31, 2014	$39,518	$—	$39,518

The unrecognized net actuarial loss (gain) recorded in Accumulated other comprehensive loss, pretax, for the year ended December 31, 2014 are $5,482 related to pension benefits and $1,071 related to other postretirement benefits.

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

The components of net periodic pension costs for retirement benefits for the Canadian pension and other postretirement benefits are summarized below for the years ended December 31, 2014 and 2013:

	Pension Benefits
	2014	2013
Service cost	$829	$948
Interest cost	1,867	1,865
Expected return on plan assets	(1,853)	(1,925)
Curtailment gain recognized	—	—
Past service cost recognized	19	20
Net loss/(gain) amortization	300	616

Net Expense	$1,162	$1,524

	Other Postretirement Benefits
	2014	2013
Service cost	$50	$62
Interest cost	395	374
Expected return on plan assets	—	—
Curtailment gain recognized	—	—
Past service cost recognized	(48)	(52)
Net loss/(gain) amortization	—	20

Net Expense	$397	$404

Pretax other changes in plan assets and benefit obligations recognized in other comprehensive income (loss):

	2014	2013
Actuarial (gain) loss, net	$2,981	$(6,087)
Amortization of net actuarial (gains) losses, net	(300)	636
Amortization of prior year service costs	29	(32)

Net amount recognized in other comprehensive income (loss)	$2,710	$(5,483)

U.S. employee benefit plans

The Predecessor’s U.S.-based employees were covered by defined benefit and defined contribution plans that were sponsored by others, including affiliates. There were no U.S. benefit plans sponsored by the Predecessor.

Plans sponsored by affiliates

Approximately 38% of the Predecessor’s active U.S.-based employees were vested in a defined benefit pension plan sponsored by LHI. This defined benefit plan covered other HC employees that are not employees of the Predecessor. LHI froze this defined benefit plan effective December 31, 2013 for all non-union U.S.-based employees, except for those who were within five years of their social security retirement date. LHI provided certain OPEB to eligible salaried and hourly non-union employees who have retired from the Predecessor, including primarily retiree health and life insurance

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

benefits. These OPEB benefits were frozen in 2006 for all U.S.-based non-union employees, except for a small number of ‘‘grandfathered’’ employees who met certain age and employment service criteria. Approximately 8% of the Predecessor’s active employees were ‘‘grandfathered’’ and eligible for retiree life insurance and retiree health care benefits should they retire with LHI at age 60 or later. Benefits, eligibility and cost-sharing provisions for hourly union employees vary by bargaining unit. Generally, the health care plans pay a stated percentage of most medical expenses, reduced for any deductible, copayment and payments made by government programs and other group coverage. In 2013, LHI announced changes to its retiree health care plans that covered retirees age 65 and older. This change did not impact any retirees who had retired under a collective bargaining agreement. Beginning in 2013, LHI stopped providing company-sponsored health care plans to retirees age 65 and older; rather it began providing a subsidy for each eligible retiree to purchase health care coverage best suited for his/her circumstance.

The related pension and OPEB have not been allocated to the Predecessor for the U.S. plans and have not been presented in the accompanying balance sheet since the obligation is and will remain a liability of the HC. The Predecessor recorded $1,642 and $1,634 for the years ended December 31, 2014 and 2013, respectively, in pension and other post-retirement benefits expense related to its U.S. employees, which has been reflected within costs of goods sold and selling, general and administrative expenses in the accompanying combined Predecessor statement of operations. The pension and OPEB expense recorded by the Predecessor for plans sponsored by affiliates includes expenses of $569 and $662, for the years ended December 31, 2014 and 2013, respectively, which are included in the allocated expenses described in Note 15.

LHI made contributions to the plans for the Predecessor’s employees that participate in pension and other post-retirement benefit plans sponsored by LHI. For purposes of these combined Predecessor financial statements the Predecessor accounts for its activities affecting these plans as if these single-employer plans sponsored by LHI were multi-employer plans in accordance with ASC 715.

LHI also sponsors several defined contribution pension plans covering substantially all of the Predecessor’s employees. Eligible employees may contribute a portion of their base compensation to the plans, and their contributions are matched by the Predecessor at rates specified in the plans. The Predecessor made contributions to the plans sponsored by LHI for its employees that participate in the plans. These contributions totaled $1,724, $8,936 and $8,683 for the period from January 1, 2015 to March 13, 2015 and for the years ended December 31, 2014 and 2013, respectively, which are recorded within costs of goods sold and selling, general, and administrative expenses in the combined Predecessor statement of operations. The recorded expenses related to the defined contribution pension plans are reflected within costs of goods sold and selling, general and administrative expenses in the accompanying combined Predecessor statements of operations. These expenses are not included in the allocated expenses described in Note 15.

22. Subsequent events

Sherman-Dixie Acquisition

On January 29, 2016 the Company purchased all of the outstanding stock of Sherman-Dixie Concrete Industries, Inc., a Tennessee corporation, which manufactures and sells concrete pipe, box culverts, precast concrete utility products, storm and sanitary civil engineered systems and specialty engineered retainage systems in the Southeast market for cash consideration of $66.8 million including

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

customary net working capital adjustments. Sherman-Dixie Concrete Industries, Inc. will operate as part of the Company’s Drainage Pipe & Products reportable segment. The acquisition was financed through a draw on the Company’s existing Revolver.

Sale-Leaseback Transaction

On April 5, 2016, the Company, through its subsidiaries in North America, sold properties in 47 sites throughout the U.S. and Canada to Pipe Portfolio Owner (Multi) LP and Fort-Ben Holdings (ONQC) Ltd. (collectively the “Buyer”) for an aggregate purchase price of approximately $204.3 million. On April 14, 2016, the Company sold additional properties in two sites located in the U.S. to Pipe Portfolio Owner (Multi) LP for an aggregate purchase price of approximately $11.9 million. The Company and Buyer contemporaneously entered into master land and building lease agreements under which the Company agreed to lease back each of the properties for an initial term of twenty years, followed by one optional renewal terms of 9 years 11 months. Leaseback rental will escalate annually by 2% during the initial term and based on changes in the Consumer Price Index capped at 4% during the optional renewal period. The net proceeds received from the sale leaseback transactions amounted to approximately $209.7 million, net of taxes and transaction costs.

The sale-leaseback transactions are considered to have one form of prohibited “continuing involvement” at the inception of the lease which preclude sale-leaseback accounting for transactions involving real estate in the combined financial statements of the Company because a guarantee by LSF9 provides the buyer-lessor with additional collateral that reduces the buyer-lessor’s risk of loss. As a result, the assets subject to the sale-leaseback will remain on the balance sheet of the Company and continue to be depreciated. The aggregate proceeds received are recorded as a financing obligation in the combined balance sheet.

U.S. Pipe Acquisition

The Company acquired substantially all of the stock of USP Holdings Inc., a ductile iron pipe producer, on April 15, 2016 for an initial purchase price of $775.1 million, which was funded with a $205.0 million borrowing by LSF9 on the Revolver, a portion of the proceeds of the above referenced sale-leaseback and a capital contribution of $402.1 million from our parent. USP Holdings Inc. will operate as part of the Company’s Water Pipe & Products reportable segment.

Roof Tile Divestiture

On April 12, 2016, the Company entered into and closed a Stock Purchase Agreement to sell all of its ownership interest in its roof tile business for an initial price of $10.5 million, subject to customary working capital adjustments.

Changes to debt obligations and borrowing capacity

In April 2016, the Company’s total borrowing capacity under its Revolver was increased from $250.0 million to $285.0 million.

In April 2016, LSF9 borrowed $205.0 million on the Revolver in order to finance the acquisition of US Pipe, as noted above, of which $203.4 million was repaid during April 2016 with proceeds from an affiliated entity controlled by LSF9 but not included among the legal entities that comprise Forterra. In

FORTERRA BUILDING PRODUCTS

Notes to Combined Financial Statements

(USD in thousands, unless stated otherwise)

connection with the additional proceeds obtained in April 2016 which benefited the Company, under ASC 405-40, Obligations Resulting from Joint and Several Liability Arrangements, the Company assumed an additional obligation of $203.4 million that was recognized as an increase to the Company’s allocated share of LSF9’s outstanding Senior Term Loan balance. The affiliated entity was subsequently released as a co-obligor and its joint and several liability under terms of all of the 3rd party credit agreements. The increase in April 2016 in the Senior Term Loan recognizes the allocable amount of LSF9’s outstanding obligation at that time that will be repaid by the Company. There are no further repayments by affiliates of the Company after April 2016.

On June 17, 2016, LSF9 borrowed an incremental $345.0 million on the Senior Term Loan and used the proceeds to pay a dividend of the same amount to the shareholders of LSF9. LSF9 incurred debt issuance fees and discount of $6.7 million in connection with the issuance of the debt. The incremental borrowings incur interest at the same rate as the Senior Term Loan (see Note 10) and matures in March 2022. Under ASC 405-40 Obligations Resulting from Joint and Several Liability Arrangements, Forterra will recognize the full amount of the incremental borrowing, net of related issuance costs and discount, as an obligation during the second quarter of 2016.

Forterra, Inc.

Balance Sheet at June 21, 2016 (inception)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management

Forterra, Inc.

We have audited the accompanying balance sheet of Forterra, Inc. as of June 21, 2016 (inception). This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Forterra, Inc. at June 21, 2016 (inception), in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Dallas, Texas

July 8, 2016, except for Note 3,

as to which the date is

October 6, 2016

FORTERRA, INC.

Balance Sheet

At June 21, 2016 (inception)

June 21, 2016
USD
Assets
Total assets	$—

Shareholder’s equity
Common shares, $0.001 par value – 190,000,000 shares authorized and 41,619,472 shares issued and outstanding	$10
Due from shareholder	(10)

Total shareholder’s equity	$—

The accompanying notes are an integral part of this balance sheet.

FORTERRA, INC.

Notes to Balance Sheet

As of June 21, 2016 (inception)

1. Organization and Nature of the Business

Forterra, Inc. (“the Company”) was formed on June 21, 2016 (inception). The initial stockholder of the Company is LSF9 Stardust Holdings, L.P., which holds all of the common shares authorized, issued and outstanding.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial position is prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates or assumptions that affect the reported amounts and disclosures in the financial statements. Actual future results could differ from these estimates and assumptions.

On the date of incorporation, the sole shareholder, LSF9 Stardust Holdings, L.P. acquired 1,000 common shares of the Company’s authorized common shares for a consideration of $0.01 per share, or total consideration of ten dollars.

3. Subsequent Event

On October 6, 2016, the Company effected a 41,619.472 for one stock split of its issued and outstanding shares of common stock. Prior to the stock split there were 1,000 shares of common stock outstanding and after the stock split there were 41,619,472. All share amounts presented on the Balance Sheet as of June 21, 2016 have been adjusted retrospectively, where applicable, to reflect the stock split. The Company filed an Amended and Restated Certificate of Incorporation which increased the authorized common shares to 190,000,000 shares with a par value of $0.001 per share, effective as of October 6, 2016 and, immediately after which, a 41,619.472 for one stock split previously approved by the Company’s Board of Directors and sole stockholder became effective.

USP Holdings Inc.

Condensed Unaudited Consolidated Financial

Statements for six month period ended March 31,

2016 and March 31, 2015

USP HOLDINGS INC.

Condensed Consolidated Balance Sheets (unaudited)

	March 31, 2016	September 30, 2015
Assets
Current Assets
Cash and cash equivalents	$2,181,860	$4,259,576
Trade receivables	85,573,897	101,841,294
Inventories	95,320,884	89,213,052
Other current assets	10,387,766	4,234,587
Deferred income taxes	2,446,158	2,597,008

Total current assets	195,910,565	202,145,517

Noncurrent assets
Property, plant and equipment, net	152,629,268	164,245,140
Intangibles, net	19,004,764	20,075,427
Deferred financing costs, net	3,030,687	3,694,531
Goodwill	44,678,190	44,678,190

Total noncurrent assets	219,342,909	232,693,288

Total assets	$415,253,474	$434,838,805

Liabilities and Stockholders’ Equity
Current Liabilities
Excess of checks over bank balances	$7,177,938	$3,371,861
Trade payables	29,882,856	40,870,530
Accrued expenses:
Compensation and related	4,092,916	6,316,313
Rebates	3,084,944	4,670,093
Backcharges	1,414,220	1,634,781
Property tax	846,736	1,961,139
Current portion workers’ compensation	1,636,145	3,382,316
Other current liabilities	6,584,113	5,569,847
Income taxes payable	—	4,965,334
Revolver loan	72,983,909	80,661,540
Current portion long-term debt	9,352,882	9,352,882

Total current liabilities	137,056,659	162,756,636

Noncurrent Liabilities
Long-term debt – net of current portion	169,273,422	173,949,863
Workers’ compensation – net of current portion	6,524,107	5,859,046
Deferred income taxes	36,151,075	38,093,814
Postretirement benefit obligation	2,523,797	2,862,394

Total noncurrent liabilities	214,472,401	220,765,117

Total liabilities	351,529,060	383,521,753

Stockholders’ Equity
Preferred stock; $.001 par value; authorized 150,000 shares Series A: issued and outstanding 0 shares	—	—
Common stock; $.001 par value; authorized 150,000 shares; issued and outstanding 84.782 shares	85	85
Additional paid in capital	68,152,681	69,218,667
Accumulated deficit	(45,080,030)	(56,365,673)
Accumulated other comprehensive income	651,678	567,134

Total USP Holdings Inc. stockholders’ equity	23,724,414	13,420,213

Noncontrolling interest	40,000,000	37,896,839

Total stockholders’ equity	63,724,414	51,317,052

Total liabilities and stockholders’ equity	$415,253,474	$434,838,805

See Notes to Condensed Consolidated Financial Statements.

USP HOLDINGS INC.

Condensed Consolidated Statements of Operations (unaudited)

For The Six Months Ended March 31,

	2016	2015
Net sales	$292,729,717	$287,695,483
Cost of goods sold	236,322,417	252,295,896

Gross profit	56,407,300	35,399,587

Expenses:
Selling, general and administrative expenses	25,652,010	23,929,312
Acquisition related costs (Note 2)	—	958,938
Restructuring (Note 13)	727,806	—
Impairment of long-lived assets (Note 13)	376,568	—
Gain on fire related transactions (Note 14)	(250,000)	(3,553,848)
Amortization of intangibles	1,070,663	140,556

	27,577,047	21,474,958

Income from operations	28,830,253	13,924,629

Other income (expense):
Gain on bargain purchase of a business (Note 2)	—	277,264
Amortization of deferred financing costs	(663,844)	(444,445)
Interest income	(422)	729
Interest expense	(10,829,227)	(8,041,188)
Other income, net	652,353	44,461

	(10,841,140)	(8,163,179)

Income before income taxes	17,989,113	5,761,450

Income tax expense	(5,702,528)	(2,595,225)

Net income	12,286,585	3,166,225

Less: Net income – noncontrolling interest	1,000,942	760,097

Net income – attributable to USP Holdings Inc.	$11,285,643	$2,406,128

See Notes to Condensed Consolidated Financial Statements.

USP HOLDINGS INC.

Condensed Consolidated Statements of Comprehensive Income (unaudited)

For The Six Months Ended March 31,

	2016	2015
Net income	$12,286,585	$3,166,225
Other comprehensive income:
Postretirement changes other than net periodic benefit cost, net of tax	120,777	497,493

Comprehensive income	12,407,362	3,663,718
Less: Comprehensive income attributable to noncontrolling interest	1,037,175	909,345

Comprehensive income attributable to USP Holdings Inc.	$11,370,187	$2,754,373

See Notes to Condensed Consolidated Financial Statements.

USP HOLDINGS INC.

Condensed Consolidated Statements of Cash Flows (unaudited)

For The Six Months Ended March 31,

	2016	2015
Cash Flows from Operating Activities
Net income	$12,286,585	$3,166,225
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	18,961,080	17,223,488
Amortization of deferred financing costs	663,844	444,445
Impairment of long-lived assets	376,568	—
Amortization of intangibles	1,070,663	140,556
Provision for doubtful accounts	13,000	(17,276)
Loss on sale of property and equipment	256,914	85,280
Deferred income taxes	(1,791,889)	143,167
Gain on bargain purchase of a business (Note 2)	—	(277,264)
Changes in assets and liabilities, net of effect of business acquisitions:
Trade receivables, net	16,254,397	11,736,655
Inventories	(6,107,832)	(3,177,221)
Other assets	(6,153,179)	(6,034,449)
Excess of checks over bank balances	3,806,077	713,004
Accounts payable	(11,052,726)	(18,374,485)
Accrued expenses and other current and long-term liabilities	(5,428,174)	(5,749,325)
Income taxes payable	(4,965,334)	(1,531,646)

Net cash provided by (used in) operating activities	18,189,994	(1,508,846)

Cash Flows from Investing Activities
Acquisition of businesses	—	(10,815,919)
Purchase of property, plant and equipment	(7,924,100)	(8,644,118)
Proceeds from sale of long-term assets	10,462	134,599

Net cash used in investing activities	(7,913,638)	(19,325,438)

Cash Flows from Financing Activities
Payments of deferred financing costs	—	(845,000)
Repurchase of stock	—	(21,525,740)
Distributions	—	(45,768,407)
Net borrowings under revolver loan	(7,677,631)	32,702,897
Proceeds on long-term debt financing	—	54,782,714
Principal payments on long-term debt financing	(4,676,441)	(1,279,087)

Net cash (used in) provided by financing activities	(12,354,072)	18,067,377

Decrease in cash	(2,077,716)	(2,766,907)
Cash:
Beginning of period	4,259,576	3,675,087

End of period	$2,181,860	$908,180

(Continued)

USP HOLDINGS INC.

Condensed Consolidated Statements of Cash Flows (unaudited) (Continued)

For The Six Months Ended March 31,

	2016	2015
Supplemental Disclosures of Cash Flow Information Interest paid	$10,935,437	$7,885,721

Income taxes paid	$18,535,481	$9,354,373

Supplemental Disclosure of Noncash Operating Activities
Postretirement changes other than net periodic benefit costs	$120,777	$497,493

Supplemental Schedules of Noncash Investing and Financing Activities Acquisition of Businesses (Note 2)
Assets acquired	$—	$12,817,587
Liabilities assumed	—	(1,724,404)

Net assets acquired	—	11,093,183
Less gain on bargain purchase of a business (Note 2)	—	(277,264)

	$—	$10,815,919

See Notes to Condensed Consolidated Financial Statements.

USP HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: USP Holdings Inc. (the Company) is a diversified holding company, which owns entities that manufacture a broad line of ductile iron pipe, restraint joint products and other products. These products are sold primarily to waterworks distributors, contractors, municipalities, utilities and other governmental agencies, primarily in the United States, on credit terms approximating 60 days.

Preparation of Interim Financial Statements: Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

The condensed consolidated balance sheet at September 30, 2015 has been derived from, but does not include, all the disclosures contained in the audited consolidated financial statements as of and for the year ended September 30, 2015. In management’s opinion, our unaudited condensed consolidated statements include all adjustments and accruals that are necessary for a fair presentation of the results of all interim periods reported herein and all such adjustments are of a normal, recurring nature.

The accompanying condensed consolidated financial statements include our accounts and the accounts of our wholly-owned direct and indirect subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The preparation of these condensed consolidated financial statements requires management to make judgments and estimates that affect the amounts reported in our condensed consolidated financial statements and accompanying notes. Actual results may differ from these estimates under different assumptions or conditions.

The interim financial statements contained in this report should be read in conjunction with the audited consolidated financial statements and footnotes thereto included in USP Holdings Inc. Consolidated Financial Report for the year ended September 30, 2015.

Recent accounting pronouncements: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) 2014-09 Topic 606, Revenue from Contracts with Customers, and amended its standards related to revenue recognition. This amendment replaces all existing revenue recognition guidance and provides a single, comprehensive revenue recognition model for all contracts with customers. The standard contains principles that will be applied to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that the Company will recognize revenue in a manner that depicts the transfer of goods or services to customers at an amount that the Company expects to be entitled to in exchange for those goods or services. The standard allows either full or modified retrospective adoption. Early adoption is not permitted. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendment also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. The new rules will become effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The principal-versus-agent implementation

USP HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1. Nature of Business and Significant Accounting Policies—(Continued)

guidance in ASC 2014-09 were modified by ASU 2016-08 issued in March 2016 as discussed below. The Company is in the process of evaluating the impact the amendment will have on the condensed consolidated financial statements.

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in ASU 2014-09. Among other things, ASU 2016-08 clarifies that an entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. As defined in ASU 2016-08, a specified good or service is “a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer.” Therefore, for contracts involving more than one specified good or service, the entity may be the principal for one or more specified goods or services and the agent for others. ASU 2016-08 has the same effective date as ASU 2014-09, as amended by ASU 2015-14. The Company is required to adopt ASU 2016-08 using the same transition method it uses to adopt ASU 2014-09. The Company is currently evaluating the impact the adoption of ASU 2014-09, ASU 2015-14 and ASU 2016-08 will have on its condensed consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, requiring an entity to measure inventory within the scope of the ASU at the lower of cost and net realizable value. For public business entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating whether this ASU will have a material impact on its condensed consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, defining when and how companies are required to disclose going concern uncertainties, which must be evaluated each interim and annual period. Specifically, it requires management to determine whether substantial doubt exists regarding the entity’s going concern presumption. Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date the financial statements are issued. If substantial doubt exists, certain disclosures are required. The provisions of this ASU are effective for annual periods ending after December 15, 2016 and to annual and interim periods thereafter. Early adoption is permitted. The ASU should be applied on a prospective basis. The Company believes the adoption of this ASU will not have a material impact on the Company’s disclosures.

In February 2015, the FASB issued ASU 2015-02 Topic 810, Amendments to the Consolidation Analysis. ASU 2015-02 amends current consolidation guidance by modifying the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, eliminating the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with variable interest entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. All legal entities are subject to reevaluation under the revised consolidation model. The adoption of ASU 2015-02 is not expected to have a material impact on the Company’s condensed consolidated financial position, results of operations or cash flows.

USP HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 1. Nature of Business and Significant Accounting Policies—(Continued)

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805), which requires an acquirer to retrospectively adjust provisional amounts recognized in a business combination during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments in this update require that the acquirer recognize adjustments to provisional amounts that are identified during the measurement-period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The Company is still evaluating whether this ASU will have a material impact on its condensed consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17 Topic 740, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for fiscal years beginning after December 15, 2016 (and interim periods within those fiscal years) with early adoption permitted. ASU 2015-17 may be either applied prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. The Company is currently evaluating whether this ASU will have a material impact on its condensed consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), amending the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted as of the standard’s issuance date. ASU 2016-02 requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company believes this ASU will have a material impact on its condensed consolidated financial statements as it will result in most of the Company’s leases and associated assets being presented on the balance sheet.

In August 2015, the FASB issued ASU 2015-15, as ASU 2015-03 did not specifically address presentation or subsequent measurement of debt issuance costs related to line-of-credit arrangements. ASU 2015-15 allows an entity to continue to defer and present debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance in ASU 2015-03 and ASU 2015-15 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. Had the Company adopted this guidance early, other assets would have been lower by approximately $3,060,687 and $3,694,531 with corresponding decreases in debt as of March 31, 2016 and September 30, 2015, respectively. The adoption of this standard will have no impact on the Company’s results of operations, cash flows or net assets.

USP HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 2. Acquisition of Businesses

On December 16, 2014, the Company acquired substantially all of the assets of Metalfit (Metalfit, S.A. de C.V. and Metalfit, Inc.) for total consideration of $10,815,919. This transaction will allow the Company to grow by entering new markets. The assets acquired and liabilities assumed were recorded at their fair value. In connection with the transaction, the Company incurred $958,938 of transaction costs which are included in operating expenses for the six month period ended March 31, 2015.

The following tables summarize the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date.

Consideration:
Cash	$10,815,919

Recognized amounts of identifiable assets acquired:
Accounts receivable	$3,088,846
Inventory	3,086,000
Prepaid expenses and other assets	152,411
Property and equipment	5,750,330
Intangibles – customer relationships	660,000
Intangibles – non-compete	20,000
Intangibles – backlog of orders	25,000
Intangibles – trademarks	35,000

12,817,587

Recognized amounts of identifiable liabilities assumed:
Accounts payable and accrued expenses	1,724,404

1,724,404

Total identifiable net assets acquired	11,093,183
Gain on bargain purchase of a business	(277,264)

$10,815,919

	Amount	Useful Life
Intangibles – customer relationships	$660,000	5
Intangibles – non-compete	20,000	5
Intangibles – backlog of orders	25,000	1
Intangibles – trademarks	35,000	1

	$740,000

Weighted average useful life (in years)	4.7

On August 10, 2015, the Company acquired the shares of Custom Fab, LLC for total consideration of $43,884,339. This transaction will allow the Company to realize significant synergy savings and provide better service to the customer base. The assets acquired and liabilities assumed were recorded at their fair value. In connection with the transaction, the Company incurred $1,162,703 of transaction costs which are included in operating expenses for the year ended September 30, 2015. Goodwill of $19,559,759 was recorded as part of the acquisition. Approximately $775,000 of the goodwill is deductible for income tax purposes.

USP HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 2. Acquisition of Businesses—(Continued)

The following tables summarize the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date.

Consideration:
Cash	$43,071,848
Due to seller	812,491

$43,884,339

Recognized amounts of identifiable assets acquired:
Accounts receivable	$7,103,841
Inventory	7,547,000
Prepaid expenses and other assets	670,731
Property and equipment	13,315,932
Intangibles – customer relationships	8,170,000
Intangibles – non-compete	460,000
Intangibles – backlog of orders	90,000
Intangibles – trademarks	2,550,000

39,907,504

Recognized amounts of identifiable liabilities assumed:
Excess of checks over bank balances	282,158
Accounts payable and accrued expenses	8,051,240
Deferred income taxes	7,249,526

15,582,924

Total identifiable net assets acquired	24,324,580
Goodwill	19,559,759

$43,884,339

	Amount	Useful Life
Intangibles – customer relationships	$8,170,000	6
Intangibles – non-compete	460,000	5
Intangibles – backlog of orders	90,000	1
Intangibles – trademarks	2,550,000	10

	$11,270,000

Weighted average useful life (in years)	6.8

USP HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 3. Inventory

Inventory as of:

	March 31, 2016	September 30, 2015

Raw materials	$27,548,824	$28,492,730
Work-in-process	3,258,223	1,787,707
Finished goods	48,614,071	45,098,645
Supplies	16,420,577	14,589,761

	95,841,695	89,968,843
Less: excess and obsolete reserve	520,811	755,791

	$95,320,884	$89,213,052

Note 4. Property and Equipment

Property and equipment as of:

	March 31, 2016	September 30, 2015

Machinery and equipment	$179,906,979	$176,660,673
Land and mineral resources	31,972,500	31,972,500
Buildings	19,388,974	18,998,567
Pipe molds	13,867,237	13,670,932
Construction in progress	12,150,717	10,177,646
Land improvements	3,543,154	3,282,911
Computer software	1,172,453	1,104,867

	262,002,014	255,868,096
Less: accumulated depreciation	109,372,746	91,622,956

	$152,629,268	$164,245,140

Depreciation expense was $18,961,080 and $17,223,488 for the six months ended March 31, 2016 and 2015, respectively.

USP HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 5. Intangible Assets and Goodwill

The following is a summary of goodwill and intangible assets as of March 31, 2016:

	Gross Carrying Amount	Accumulated Amortization	Carrying Values	Estimated Useful Life
Amortizing:

Trademarks	$3,685,000	$380,027	$3,304,973	1-14 years
Customer relationships	9,210,000	1,182,141	8,027,859	5-6 years
Backlog of orders	115,000	83,957	31,043	1 year
Non-compete	535,000	97,111	437,889	5 years

	13,545,000	1,743,236	11,801,764

Non-amortizing:

Trademarks	7,203,000	—	7,203,000	Indefinite

	$20,748,000	$1,743,236	$19,004,764

Goodwill	$44,678,190	$—	$44,678,190	Indefinite

The following is a summary of goodwill and intangible assets as of September 30, 2015:

	Gross Carrying Amount	Accumulated Amortization	Carrying Values	Estimated Useful Life
Amortizing:

Trademarks	$3,685,000	$192,424	$3,492,576	1-14 years
Customer relationships	9,210,000	403,463	8,806,537	5-6 years
Backlog of orders	115,000	31,069	83,931	1 year
Non-compete	535,000	45,617	489,383	5 years

	13,545,000	672,573	12,872,427

Non-amortizing:

Trademarks	7,203,000	—	7,203,000	Indefinite

	$20,748,000	$672,573	$20,075,427

Goodwill	$44,678,190	$—	$44,678,190	Indefinite

Aggregate future annual amortization expense for amortizing intangible assets is as follows:

Years ending September 30,
2016	$1,013,290
2017	1,997,571
2018	1,997,571
2019	1,986,536
2020	1,814,250
Thereafter	2,992,546

$11,801,764

USP HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 5. Intangible Assets and Goodwill (Continued)

Goodwill is not amortized. The Company reviews goodwill for impairment annually, and whenever events or changes in circumstances indicate its carrying amount may not be recoverable. Based on the Company’s review for potential indicators of impairment performed during the six months ended March 31, 2016 and the fiscal year ended September 30, 2015, there were no indicators of impairment.

Note 6. Revolving Credit Facility

On August 10, 2015, the Company amended its credit agreement with a financial institution to increase the revolver loan to a commitment of $112,000,000 secured by inventory and accounts receivable. The revolver is subject to a borrowing base calculation that is derived from a percentage of eligible receivables and inventory. As of March 31, 2016, the revolver had borrowings of $72,983,909 and letters of credit of $3,350,000 outstanding with $25,539,177 remaining available on the commitment. The credit agreement contains a fixed charge ratio covenant and matures on July 23, 2018. As of March 31, 2016, the stated interest rate is prime rate (3.50% at March 31, 2016) plus an applicable margin based on the revolver average excess availability. The effective interest rate is 4.594% as of March 31, 2016. The revolver loan is included in current liabilities in the accompanying condensed consolidated balance sheets due to the fact that the credit agreement has a subjective acceleration clause and requires a traditional lockbox to be in place.

Note 7. Long-Term Debt

Long-term debt consists of:

	March 31, 2016	September 30, 2015
Term Loan 1	$10,704,172	$11,596,186
Term Loan 2	4,000,000	5,000,000
Term Loan 3	13,922,132	16,706,559
Subordinated Debt	150,000,000	150,000,000

Total	178,626,304	183,302,745
Less: Current Portion	9,352,882	9,352,882

Total Long-Term Debt	$169,273,422	$173,949,863

Annual principal payments on long-term debt for the following years is as follows:

Years ending September 30,
2016	$4,676,440
2017	9,352,882
2018	14,596,982
2019	150,000,000

$178,626,304

Note 8. Commitments and contingencies

Legal Matters

The Company is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the

USP HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 8. Commitments and contingencies—(Continued)

Company’s financial position, results of operations, or liquidity. Other than routine litigation incidental to the Company business, there are no material legal proceedings to which the Company is a party or to which any of the Company’s properties are subject.

Note 9. Related-Party Transactions

On April 2, 2012, the Company entered into a management agreement with Comvest Advisors, LLC and Wynnchurch Capital, Ltd, the managers of USP Holdings Inc. The Company has to pay an annual management fee related to services performed on the Company’s operations and development and implementation of strategies for improving the operating, marketing and financial performance. This fee totaled $250,000 for each of the six months ended March 31, 2016 and 2015. As of March 31, 2016, $110,000 remained payable to the related parties and is included in other accrued expenses on the condensed consolidated balance sheet.

Note 10. Employee Benefit Plans

Postretirement Benefits Other than Pensions

The Company provides certain medical and life insurance benefits for certain retirees hired prior to November 21, 2004. The plan covers former union employees of the Griffin Pipe Council Bluffs location hired prior to November 21, 2004, former union employees of the Griffin Pipe Lynchburg location hired prior to November 24, 2002 and salaried and non-union employees of Griffin Pipe hired prior to October 1, 2001. The plan was amended in 2014 to eliminate the postretirement benefits for active employees.

The Company made contributions of $299,348 and $324,602 for the six month periods ended March 31, 2016 and 2015, respectively.

Net postretirement benefit cost for the six months ended March 31, 2016 and 2015 consisted of the following components:

	Six months ended:
	March 31, 2016	March 31, 2015
Interest costs	$59,476	$86,302

Net postretirement benefit cost	$59,476	$86,302

Note 11. Stockholders’ Equity

Common Stock

Each share of common stock is entitled to one vote and shall be identical in all respects and shall entitle the holder to the same rights and privileges.

Stock options

On April 1, 2012, the Company created the USP Holdings Inc. 2012 stock option plan. The purpose of the plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the board of directors and key employees to those of the

USP HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 11. Stockholders’ Equity—(Continued)

Company’s stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns for the Company’s stockholders. The stock option plan provides for 7,494 options available to be awarded. The options that are awarded may be redeemed for cash or Company stock only upon the occurrence of a change in control event, as defined in the agreement, based on a prescribed formula, are not transferable and are forfeited upon termination of employment. Because full vesting is not complete until a change in control event is consummated, no compensation expense has been recorded for the six months ended March 31, 2016 and 2015. The plan was vested and settled as a part of the sale to Forterra Building Products on April 15, 2016 as referenced in Note 15 Subsequent Events.

Note 12. Griffin Pipe Products Co., LLC – Council Bluffs Facility

The Council Bluffs, Iowa facility acquired during the Griffin acquisition was idled in April 2014 due to industry demand. The Company has retained maintenance personnel at the facility to “exercise” the equipment in anticipation of an eventual restart. During the 2015 planning process, the Company developed a detailed startup plan for the facility. The Company continuously monitors market demands and production requirements to assess the need for additional capacity and the restart of the facility.

At March 31, 2016, the Company believes there are no events or circumstances that indicate that the carrying amounts of these idle assets are not recoverable or exceed their fair value.

Since the date of acquisition, January 31, 2014, $11,040,089 was recorded in depreciation expense related to these assets. These assets are recorded in the noncurrent section of the Company’s condensed consolidated balance sheet.

The following is a summary of idle assets:

	March 31, 2016	September 30, 2015
Machinery and equipment	$23,467,808	$23,419,808
Land and mineral resources	2,080,000	2,080,000
Buildings	1,401,563	1,401,563
Pipe molds	1,891,509	1,891,509
Construction in progress	466,157	464,412
Computer software	134,705	134,705

	$29,441,742	$29,391,997
Less: accumulated depreciation	11,040,089	8,388,011

	$18,401,653	$21,003,986

Note 13. Restructuring Costs

During the six months ended March 31, 2016, the Company closed three plants located in Fontana, California, Portland, Oregon and Ocala, Florida. The plants were closed to save costs as production was consolidated into other plants in the geographic regions. The related charges are included in the restructuring, asset impairment and cost of goods sold lines in the Company’s accompanying condensed consolidated statements of operations. The planned actions relating to this

USP HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements (unaudited)

Note 13. Restructuring Costs—(Continued)

restructure were substantially completed at the end of March 31, 2016 with some continuing costs at the Ocala, Florida location expected through the end of October 2016. The total cost expended in closing these plants during the six months ended March 31, 2016 was $1,365,884.

The following is a summary of the plant closure costs incurred during the six months ended March 31, 2016:

Costs charged to restructuring:
Lease termination	$454,300
Relocation of equipment and cleanup	135,494
Severance	53,585
Other costs to wind down operations	84,427

Total charged to restructuring	727,806
Asset impairment	376,568
Inventory write-downs charged to cost of sales	261,510

Total costs expended through March 31, 2016	$1,365,884

As of March 31, 2016 the Company had a remaining liability of approximately $17,000 for severance payment obligations.

Note: 14. Significant Event

On April 29, 2014, the Company experienced a fire at its Bessemer, Alabama manufacturing facility that damaged a production line.

The Company maintains insurance for both property damage and business interruption relating to catastrophic events. Business interruption covers lost profits and other costs incurred. Non-refundable insurance recoveries received in excess of the net book value of damaged assets, cleanup and post-event costs are recognized as income in the period received.

The Company received the final insurance recovery of $250,000 during the six months ended March 31, 2016 bringing the total insurance recoveries received related to this event to $9,291,239. No additional amounts are expected to be received related to insurance recoveries and no additional costs are expected to be incurred.

Note: 15. Subsequent Events

On April 15, 2016, the Company was acquired by Forterra Building Products (Forterra) pursuant to an agreement, dated as of February 12, 2016. Under the terms of the agreement, Forterra paid approximately $775.1 million in cash, subject to certain closing adjustments, for all outstanding shares of the Company, retirement of the existing indebtedness of approximately $253.4 million and retirement of the noncontrolling interest of $40.0 million as of the transaction closing date.

USP Holdings Inc.

Consolidated Financial Report

September 30, 2015

Independent Auditor’s Report

To the Board of Directors

USP Holdings Inc.

Birmingham, Alabama

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of USP Holdings Inc. which comprise the consolidated balance sheets as of September 30, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the three years in the period ended September 30, 2015, and the related notes to the consolidated financial statements, (collectively financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USP Holdings Inc. as of September 30, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2015 in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP

Schaumburg, Illinois

June 30, 2016

USP HOLDINGS INC.

Consolidated Balance Sheets

September 30,

	2015	2014
Assets
Current Assets
Cash	$4,259,576	$3,675,087
Accounts receivable, less allowance for doubtful accounts of $1,264,000 and $994,000 at September 30, 2015 and 2014, respectively	101,841,294	89,948,780
Inventory, net	89,213,052	79,718,509
Prepaid expenses and other current assets	4,234,587	2,336,047
Deferred income taxes	2,597,008	1,905,421

Total current assets	202,145,517	177,583,844

Noncurrent assets
Property and equipment, net	164,245,140	159,294,518
Intangibles, net	20,075,427	8,777,091
Deferred financing costs, net	3,694,531	3,553,264
Goodwill	44,678,190	25,118,431

Total noncurrent assets	232,693,288	196,743,304

Total assets	$434,838,805	$374,327,148

Liabilities and Stockholders’ Equity
Current Liabilities
Excess of checks over bank balances	$3,371,861	$4,688,259
Trade accounts payable	40,870,530	52,487,679
Accrued expenses:
Compensation and related	6,316,313	5,388,296
Rebates	4,670,093	4,133,651
Backcharges	1,634,781	701,267
Property tax	1,961,139	2,240,170
Current portion workers’ compensation	3,382,316	3,679,708
Restructuring
Other	5,569,847	4,165,117
Income taxes payable	4,965,334	1,531,646
Revolver loan	80,661,540	41,257,780
Current portion long-term debt	9,352,882	3,069,810

Total current liabilities	162,756,636	123,343,383

Noncurrent Liabilities
Long-term debt – net of current portion	173,949,863	113,426,563
Workers’ compensation – net of current portion	5,859,046	7,750,730
Deferred income taxes	38,093,814	32,751,062
Postretirement benefit obligation	2,862,394	4,673,702

Total noncurrent liabilities	220,765,117	158,602,057

Total liabilities	383,521,753	281,945,440

Stockholders’ Equity
Preferred stock; $.001 par value; authorized 150,000 shares Series A: issued and outstanding 0 shares	—	21
Common stock; $.001 par value; authorized 150,000 shares; issued and outstanding 84.782 shares	85	85
Additional paid in capital	69,218,667	97,531,386
Accumulated deficit	(56,365,673)	(32,374,329)
Accumulated other comprehensive income (loss)	567,134	(129,356)

Total USP Holdings Inc. stockholders’ equity	13,420,213	65,027,807

Noncontrolling interest	37,896,839	27,353,901

Total stockholders’ equity	51,317,052	92,381,708

Total liabilities and stockholders’ equity	$434,838,805	$374,327,148

See Notes to Consolidated Financial Statements.

USP HOLDINGS INC.

Consolidated Statements of Operations

For The Years Ended September 30,

	2015	2014	2013
Net revenues	$618,119,413	$521,126,977	$432,141,581
Cost of goods sold	516,560,943	459,615,075	382,449,175

Gross profit	101,558,470	61,511,902	49,692,406

Expenses:
Selling, general and administrative expenses	47,573,349	41,050,853	44,256,930
Transaction costs (Note 2)	2,121,641	1,093,714	113,875
Restructuring (Note 18)	—	5,321,362	—
Gain on fire related transactions (Note 19)	(6,289,234)	(715,547)	—
Amortization of intangibles	562,441	130,909	—

	43,968,197	46,881,291	44,370,805

Income from operations	57,590,273	14,630,611	5,321,601

Other income (expense):
Gain on bargain purchase of a business (Note 2)	277,264	—	—
Loss on contract settlement (Note 2)	—	—	(2,590,000)
Amortization of deferred financing costs	(1,064,033)	(1,332,640)	(313,722)
Interest income	164	14,783	33,202
Interest expense	(19,110,828)	(15,581,077)	(4,284,300)
Other income, net	899,882	—

	(18,997,551)	(16,898,934)	(7,154,820)

Income (loss) before income taxes	38,592,722	(2,268,323)	(1,833,219)

Income taxes	(13,358,216)	2,965,235	1,368,050

Net income (loss)	25,234,506	696,912	(465,169)

Less: Net income (loss) – noncontrolling interest	3,457,443	(1,417,661)	—

Net income (loss) – attributable to USP Holdings Inc.	$21,777,063	$2,114,573	$(465,169)

See Notes to Consolidated Financial Statements.

USP HOLDINGS INC.

Consolidated Statements of Comprehensive Income (Loss)

For The Years Ended September 30,

	2015	2014	2013
Net income (loss)	$25,234,506	$696,912	$(465,169)
Other comprehensive income (loss):
Postretirement changes other than net periodic benefit cost, net of tax	994,985	(184,794)	—

Comprehensive income (loss)	26,229,491	512,118	(465,169)
Less: Comprehensive income (loss) attributable to noncontrolling interest	3,755,938	(1,473,099)	—

Comprehensive income (loss) attributable to USP Holdings Inc.	$22,473,553	$1,985,217	$(465,169)

See Notes to Consolidated Financial Statements.

USP HOLDINGS INC.

Consolidated Statements of Changes in Stockholders’ Equity

For The Years Ended September 30,

	Preferred Stock	Common Stock	Additional paid in capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interest	Total Stockholders’ Equity
Balance, October 1, 2012	$54	$61	$60,634,885	$84,389,164	$—	$—	$145,024,164
Repurchase of stock(1)	(33)	—	(33,036,475)	—	—	—	(33,036,508)
Distributions	—	—	—	(118,412,897)	—	—	(118,412,897)
Net loss	—	—	—	(465,169)	—	—	(465,169)

Balance, September 30, 2013	$21	$61	$27,598,410	$(34,488,902)	$—	$—	$(6,890,410)
Repurchase of stock(1)	—	—	(240,000)	—	—	—	(240,000)
Issuance of stock	—	24	74,999,976	—	—	—	75,000,000
Acquisition of noncontrolling interest	—	—	—	—	—	24,000,000	24,000,000
Accretion of noncontrolling interest	—	—	(4,827,000)	—	—	4,827,000	—
Net income	—	—	—	2,114,573	—	(1,417,661)	696,912
Other comprehensive income, postretirement changes other than net periodic benefit costs, net of tax	—	—	—	—	(129,356)	(55,438)	(184,794)

Balance, September 30, 2014	$21	$85	$97,531,386	$(32,374,329)	$(129,356)	$27,353,901	$92,381,708
Repurchase of stock(1)	(21)	—	(21,525,719)	—	—	—	(21,525,740)
Distributions	—	—	—	(45,768,407)	—	—	(45,768,407)
Accretion of noncontrolling interest	—	—	(6,787,000)	—	—	6,787,000	—
Net income	—	—	—	21,777,063	—	3,457,443	25,234,506
Other comprehensive income, postretirement changes other than net periodic benefit costs, net of tax	—	—	—	—	696,490	298,495	994,985

Balance, September 30, 2015	$—	$85	$69,218,667	$(56,365,673)	$567,134	$37,896,839	$51,317,052

(1)	Purchased for retirement, not re-issuable

See Notes to Consolidated Financial Statements.

USP HOLDINGS INC.

Consolidated Statements of Cash Flows

For The Years Ended September 30,

	2015	2014	2013
Cash Flows from Operating Activities
Net income (loss)	$25,234,506	$696,912	$(465,169)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	34,839,254	29,223,226	21,346,591
Amortization of deferred financing costs	1,064,033	1,332,640	313,722
Write-off of intangible trade name and trademarks	—	—	239,000
Amortization of intangibles	562,441	130,909	—
Provision for doubtful accounts	12,462	(433,453)	527,867
Loss on sale of property and equipment	1,248,417	1,478,886	1,771,517
Deferred income taxes	(3,258,446)	(10,550,963)	(8,705,068)
Gain on bargain purchase of a business (Note 2)	(277,264)	—	—
Gain on fire related transactions	—	(715,547)	—
Insurance proceeds from fire	—	2,000,000	—
Changes in assets and liabilities, net of effect of business acquisitions:
Accounts receivable	(1,832,848)	(7,254,321)	16,271,214
Inventories	1,138,458	9,421,541	1,861,257
Prepaid expenses and other current and long-term assets	(1,052,773)	4,215,579	1,541,022
Excess of checks over bank balances	(1,598,556)	(1,063,584)	(7,049,022)
Accounts payable	(20,205,919)	5,561,946	(11,221,267)
Accrued expenses and other current and long-term liabilities	(873,482)	(5,899,006)	(5,828,391)
Income taxes payable	3,434,820	3,346,130	(8,569,300)

Net cash provided by operating activities	38,435,103	31,490,895	2,033,973

Cash Flows from Investing Activities
Acquisition of businesses	(53,887,767)	(73,542,786)	(4,461,500)
Purchase of property and equipment	(21,967,547)	(25,890,553)	(12,604,685)
Proceeds from sale of property and equipment	294,014	809,254	725,839

Net cash used in investing activities	(75,561,300)	(98,624,085)	(16,340,346)

Cash Flows from Financing Activities
Payments of deferred financing costs	(1,205,299)	—	(4,425,850)
Repurchase of stock	(21,525,740)	(240,000)	(33,036,508)
Proceeds from issuance of stock	—	75,000,000	—
Distributions	(45,768,407)	—	(118,412,897)
Net borrowings under revolver loan	39,403,760	(4,987,702)	46,245,483
Proceeds on long-term debt financing	71,489,273	—	119,822,000
Principal payments on long-term debt financing	(4,682,901)	(3,069,809)	(255,818)

Net cash provided by financing activities	37,710,686	66,702,489	9,936,410

Increase (decrease) in cash	584,489	(430,701)	(4,369,963)
Cash:
Beginning of year	3,675,087	4,105,788	8,475,751

End of year	$4,259,576	$3,675,087	$4,105,788

(Continued)

USP HOLDINGS INC.

Consolidated Statements of Cash Flows (Continued)

For The Years Ended September 30,

	2015	2014	2013
Supplemental Disclosures of Cash Flow Information
Interest paid	$18,856,995	$15,591,882	$4,106,376

Income taxes paid	$9,350,517	$4,313,966	$15,905,318

Supplemental Disclosure of Noncash Operating Activities
Postretirement changes other than net periodic benefit costs	$994,985	$(184,794)	$—

Supplemental Schedules of Noncash Investing and Financing Activities
Acquisition of Businesses (Note 2)
Assets acquired	$52,725,091	$109,846,990	$1,147,000
Liabilities assumed	(17,307,328)	(34,108,135)	—

Net identifiable assets acquired	35,417,763	75,738,855	1,147,000
Goodwill	19,559,759	21,803,931	3,314,500

Net assets acquired	54,977,522	97,542,786	4,461,500
Less due to seller	(812,491)	—	—
Less gain on bargain purchase of a business (Note 2)	(277,264)	—	—
Noncontrolling interest	—	(24,000,000)	—

	$53,887,767	$73,542,786	$4,461,500

See Notes to Consolidated Financial Statements.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: USP Holdings Inc. (the Company) is a diversified holding company, which owns entities that manufacture a broad line of ductile iron pipe, restraint joint products and other products. These products are sold primarily to waterworks distributors, contractors, municipalities, utilities and other governmental agencies, primarily in the United States, on credit terms approximating 60 days.

Significant accounting policies are as follows:

Principles of consolidation: The consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, including one of its subsidiaries, Griffin Pipe Products Co., LLC, (Griffin) which is 70% owned. All significant intercompany accounts and transactions have been eliminated.

Noncontrolling interest: Noncontrolling interests represent the portion of equity in the subsidiary not attributable directly or indirectly, to USP Holdings Inc. The profit or loss derived from the performance of the subsidiary is allocated to net income attributable to the noncontrolling interest in the consolidated statements of operations.

The former owners of Griffin have an option to put the 30% noncontrolling interest after a holding period of 24 months. The value of the put is either the greater of (a) 5 times EBITDA of Griffin Pipe Products Co., LLC over the previous 12 months or (b) 7.5% of the value of USP Holdings Inc. In no event shall the put value exceed $40,000,000. In the event of a sale of USP Holdings Inc., the put will be automatically exercised. For the year ended September 30, 2015, the value of the put related to the noncontrolling interest was estimated based on the value of USP Holdings Inc. accreted for 20 months of the 24-month holding period. The valuation increased the noncontrolling interest $6,787,000 and $4,827,000 for the years ended September 30, 2015 and 2014, respectively.

Accumulated other comprehensive income (loss): The Company’s accumulated other comprehensive income (loss) is comprised of postretirement changes other than net periodic benefit cost.

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. References to Generally Accepted Accounting Principles (GAAP) in these footnotes are to the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign operations: The Company’s foreign subsidiary (Metalfit) is located in Monterrey, Mexico and was acquired in the year ending September 30, 2015 as described in Note 2 Acquisition of Businesses. The facility produces ductile iron castings for valves and fittings for the water and wastewater market. Over 90% of Metalfit’s production is shipped to the United States.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

The functional currency of the Company’s foreign operation is the U.S. dollar. Assets located outside the U.S. at September 30, 2015 and 2014 are $17,905,314 and $0, respectively. Currency gains and losses are recognized through the settlement of transactions denominated in other than the local currency. The Company recognized currency gains from transactions of $899,882, $0 and $0 for the years ended September 30, 2015, 2014 and 2013, respectively, all of which are included in other income on the Company’s consolidated statements of operations.

Cash: The Company maintains its cash in bank deposit accounts which, at times, exceed federally insured limits.

Accounts receivable: Accounts receivable are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. Recoveries of accounts receivable previously written off are recorded when received.

Inventory: Inventory is valued at the lower of cost or market, with cost determined using the first-in, first-out method. To minimize risk of excess or obsolete inventory, the Company evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as required. The Company’s work-in-process and finished goods inventory includes capitalized direct labor and overhead expenses.

Property and equipment: Property and equipment is recorded at cost. Depreciation is recognized utilizing the straight-line method over the estimated useful lives of the assets. Building improvements are amortized over the lesser of the useful life of the asset or the lease. Major improvements that extend the useful life are capitalized and charged to expense through depreciation. When equipment is retired or sold, the net carrying amount is eliminated with any gain or loss on disposal recognized in the year of disposal.

Long-lived assets: Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset group may not be recoverable in accordance with FASB accounting and disclosure guidance on accounting for the impairment or disposal of long-lived assets. This is accomplished by comparing the carrying value of the asset group to the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived asset. To date, management has determined that no impairment of long-lived assets exists.

Intangibles: The Company has recorded intangible assets related to Company trademarks, customer relationships, backlog of orders and non-competition agreements. These costs are being amortized over 1 to 14 years, the estimated useful lives of the assets, using the straight–line method. The Company also has an intangible asset which is not being amortized because it has an indefinite life.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Deferred financing costs: The Company capitalizes costs associated with the issuance of third party borrowing arrangements. These costs are amortized using the effective interest method, over the term of the debt agreement. Accumulated amortization of deferred financing costs was $2,786,619 and $1,722,586 as of September 30, 2015 and 2014, respectively. Deferred financing costs were $1,064,033, $1,332,640 and $313,722 for the years ended September 30, 2015, 2014 and 2013, respectively.

Goodwill: Goodwill relates to the Company’s acquisitions and represents the excess of the purchase price over the fair value of the identifiable net assets acquired. The Company evaluates goodwill and intangible assets in accordance with ASC 350, Goodwill and Other Intangible Assets. ASC 350 requires goodwill to be either qualitatively or quantitatively assessed for impairment annually (or more frequently if impairment indicators arise) for each reporting unit. The Company has three reporting units consisting of US Pipe, US Pipe Fabrication, and US Pipe Mexico. The Company performs its annual impairment testing of goodwill as of the fiscal year-end of each year and in interim periods if events occur that would indicate that the net book value of goodwill may be impaired.

The goodwill impairment test is a two-step process. The first step of the impairment analysis compares the fair value of the reporting unit to the net book value of the reporting unit. In determining fair value of the reporting units, a discounted cash flow model is typically used. If the results of the first step demonstrate that the net book value is greater than the fair value, the Company must proceed to step two of the analysis. Step two of the analysis compares the implied fair value of goodwill to its net book value amount. If the net book value amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess.

We completed our annual impairment assessments for the years ended September 30, 2015, 2014 and 2013 and concluded that goodwill was not impaired in any of those years.

Postretirement benefits other than pensions: The Company provides certain medical and life insurance benefits for certain retirees. The plan covers former union employees of the Griffin Pipe Council Bluffs location hired prior to November 21, 2004, former union employees of the Griffin Pipe Lynchburg location hired prior to November 24, 2002 and salaried and non-union employees of Griffin Pipe hired prior to October 1, 2001 (Note 13).

Fair value of financial instruments: For assets and liabilities that are measured using quoted prices in active markets (Level 1), total fair value is the published market price per unit multiplied by the number of units held without consideration of transaction costs, discounts or blockage factors. Assets and liabilities that are measured using significant other observable inputs are valued by reference to similar assets or liabilities (Level 2), adjusted for contract restrictions and other terms specific to that asset or liability. For these items, a significant portion of fair value is derived by reference to quoted prices of similar assets or liabilities in active markets. For all remaining assets and liabilities, fair value is derived using other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques (Level 3), and not based on market exchange, dealer, or broker traded transactions. These valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The carrying amounts of cash, accounts receivable, accounts payable, and the revolver loan approximate the fair value due to the immediate or short-term maturity of these financial instruments.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

The fair value of debt approximates the carrying value based on comparisons of terms (maturity, interest rate, etc.) to comparable debt offerings in the marketplace. There are no other financial instruments for which fair value differs materially from carrying value.

Revenue recognition: Revenues earned through manufactured products are recognized when each of the following conditions has been met: an arrangement exists, title has transferred, there is a fixed price, and collectability is reasonably assured, which is generally upon shipment.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company files tax returns in all appropriate jurisdictions, which include a federal tax return and various state tax returns. The open tax years for these jurisdictions are 2012, 2013, 2014 and 2015, which statutes expire in 2016, 2017, 2018 and 2019, respectively. When and if applicable, potential interest and penalty costs are accrued as incurred, with expenses recognized in selling, general and administrative expenses in the consolidated statements of operations. As of September 30, 2015 and 2014, the Company had no liability for unrecognized tax benefits.

Shipping costs: The Company’s invoices include amounts for shipping and handling costs. The Company recognizes these billings as revenue and includes the associated costs in cost of goods sold.

Recent accounting pronouncement: In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09 Topic 606, Revenue from Contracts with Customers, and amended its standards related to revenue recognition. This amendment replaces all existing revenue recognition guidance and provides a single, comprehensive revenue recognition model for all contracts with customers. The standard contains principles that will be applied to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that the Company will recognize revenue in a manner that depicts the transfer of goods or services to customers at an amount that the Company expects to be entitled to in exchange for those goods or services. The standard allows either full or modified retrospective adoption. Early adoption is not permitted. The guidance provides a five-step analysis of transactions to determine when and how revenue is recognized. Other major provisions include capitalization of certain contract costs, consideration of time value of money in the transaction price, and allowing estimates of variable consideration to be recognized before contingencies are resolved in certain circumstances. The amendment also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to fulfill a contract. The new rules will become effective for annual reporting periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company is in the process of evaluating the impact the amendment will have on the consolidated financial statements.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

In March 2016, the FASB issued ASU 2016-08 Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which amends the principal-versus-agent implementation guidance and illustrations in ASU 2014-09. Among other things, ASU 2016-08 clarifies that an entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. As defined in ASU 2016-08, a specified good or service is “a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer.” Therefore, for contracts involving more than one specified good or service, the entity may be the principal for one or more specified goods or services and the agent for others. ASU 2016-08 has the same effective date as ASU 2014-09, as amended by ASU 2015-14. The Company is required to adopt ASU 2016-08 using the same transition method it uses to adopt ASU 2014-09. The Company is currently evaluating the impact the adoption of ASU 2014-09, ASU 2015-14 and ASU 2016-08 will have on its consolidated financial statements.

In July 2015, the FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, requiring an entity to measure inventory within the scope of the ASU at the lower of cost and net realizable value. For public business entities, the amendments in this update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. The Company is currently evaluating whether this ASU will have a material impact on its consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, defining when and how companies are required to disclose going concern uncertainties, which must be evaluated each interim and annual period. Specifically, it requires management to determine whether substantial doubt exists regarding the entity’s going concern presumption. Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date the financial statements are issued. If substantial doubt exists, certain disclosures are required. The provisions of this ASU are effective for annual periods ending after December 15, 2016 and to annual and interim periods thereafter. Early adoption is permitted. The ASU should be applied on a prospective basis. The Company believes the adoption of this ASU will not have a material impact on the Company’s disclosures.

In February 2015, the FASB issued ASU 2015-02 Topic 810, Amendments to the Consolidation Analysis. ASU 2015-02 amends current consolidation guidance by modifying the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, eliminating the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with variable interest entities. ASU 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. All legal entities are subject to reevaluation under the revised consolidation model. The adoption of ASU 2015-02 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In September 2015, the FASB issued ASU 2015-16, Business Combinations (Topic 805), which requires an acquirer to retrospectively adjust provisional amounts recognized in a business combination during the measurement period. To simplify the accounting for adjustments made to provisional amounts, the amendments in this update require that the acquirer recognize adjustments to

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

provisional amounts that are identified during the measurement-period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2015, including interim periods within those fiscal years. The Company is still evaluating whether this ASU will have a material impact on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17 Topic 740, Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. ASU 2015-17 is effective for financial statements issued for fiscal years beginning after December 15, 2016 (and interim periods within those fiscal years) with early adoption permitted. ASU 2015-17 may be either applied prospectively to all deferred tax assets and liabilities or retrospectively to all periods presented. The Company is currently evaluating whether this ASU will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), amending the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. For public business entities, the amendments in this update are effective for annual reporting periods beginning after December 15, 2018, including interim periods within those fiscal years, and early adoption is permitted as of the standard’s issuance date. ASU 2016-02 requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company believes this ASU will have a material impact on its consolidated financial statements as it will result in most of the Company’s leases and associated assets being presented on the balance sheet.

In August 2015, the FASB issued ASU 2015-15, Simplifying the Presentation of Debt Issuance Costs and the Imputation of Interest, as ASU 2015-03 did not specifically address presentation or subsequent measurement of debt issuance costs related to line-of-credit arrangements. ASU 2015-15 allows an entity to continue to defer and present debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance in ASU 2015-03 and ASU 2015-15 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have not been previously issued. The adoption of this standard will have no impact on the Company’s results of operations, cash flows or net assets.

Subsequent events: The Company evaluated subsequent events through June 30, 2016, the date the consolidated financial statements were available to be issued.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 1. Nature of Business and Significant Accounting Policies (Continued)

On April 15, 2016, the Company was acquired by Forterra Building Products (Forterra) pursuant to an agreement, dated as of February 12, 2016. Under the terms of the agreement, Forterra paid approximately $775.1 million in cash, subject to certain closing adjustments, for all outstanding shares of the Company, retirement of the existing indebtedness of approximately $253.4 million and retirement of the noncontrolling interest of $40.0 million as of the transaction closing date.

Note 2. Acquisition of Businesses

Fiscal Year 2013 Acquisition:

On August 1, 2013, the Company acquired certain assets of Troy Foundry Specialist, LLC (Seller) for total consideration of $7,051,500. This transaction will allow the Company greater control over material handling and purchasing. The assets acquired were recorded at their fair value. In connection with the transaction, the Company incurred $113,875 of transaction costs which are included in operating expenses for the year ended September 30, 2013. Goodwill of $3,314,500 was recorded as part of the acquisition. The goodwill was assigned to the US Pipe reporting unit of the Company, and is deductible for tax purposes. The loss on contract settlement totaling $2,590,000 pertains to the settlement of unfavorable pre-existing contractual relationships with the Seller.

The following table summarizes the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date.

Consideration:
Cash	$7,051,500
Less: Loss on contract settlement	2,590,000

Cash consideration attributed to business acquisition	$4,461,500

Recognized amounts of identifiable assets acquired:
Property and equipment	$1,147,000

1,147,000

Recognized amounts of identifiable liabilities assumed:
Accounts payable and accrued expenses	—

—

Total identifiable net assets acquired	1,147,000
Goodwill	3,314,500

$4,461,500

Fiscal Year 2014 Acquisitions:

On October 31, 2013, the Company acquired certain assets of Fab Pipe LLC (Seller) for total consideration of $3,542,786. This transaction will allow the Company to grow by entering new markets. The assets acquired and liabilities assumed were recorded at their fair value. In connection with the transaction, the Company incurred $157,030 of transaction costs which are included in operating expenses for the year ended September 30, 2014. Goodwill of $292,943 was recorded as part of the acquisition and is deductible for tax purposes.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 2. Acquisition of Businesses (Continued)

The following table summarizes the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date.

Consideration:
Cash	$3,542,786

Recognized amounts of identifiable assets acquired:
Accounts receivable	$1,208,254
Inventory	1,559,696
Property and equipment	119,385
Intangibles – customer relationships	380,000
Intangibles – non-compete	55,000
Intangibles – trademarks	170,000

3,492,335

Recognized amounts of identifiable liabilities assumed:
Accounts payable	224,669
Accrued salaries and wages	17,432
Accrued 401K program	391

242,492

Total identifiable net assets acquired	3,249,843
Goodwill	292,943

$3,542,786

The fair value of the gross amount of accounts receivable is $1,209,754 of which $1,500 is expected to be uncollectable.

Amounts assigned to acquired intangible assets and their approximate weighted-average useful lives are summarized as follows:

	Amount	Useful Life
Trademarks	$170,000	15
Customer relationships	380,000	6
Non-compete	55,000	5

	$605,000

Weighted average useful life (in years)	8.4

On January 31, 2014, the Company acquired a 70% interest in Griffin Pipe Products Co., LLC (Seller) for total consideration of $70,000,000. This acquisition was funded by issuance of $75,000,000 of common stock to existing stockholders. This transaction will allow the Company to realize significant synergy savings and provide better service to the customer base. The assets acquired and liabilities assumed were recorded at their fair value. The 30% noncontrolling interest was valued at 30% of the implied enterprise value discounted 20% for lack of liquidity. In connection with the transaction, the Company incurred $936,684 of transaction costs which are included in operating expenses for the year ended September 30, 2014. Goodwill of $21,510,988 was recorded as part of the acquisition and is deductible for tax purposes.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 2. Acquisition of Businesses (Continued)

The following table summarizes the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date.

Consideration:
Cash	$70,000,000

Recognized amounts of identifiable assets acquired:
Accounts receivable	$16,661,514
Inventory	31,909,892
Prepaid expenses and other assets	1,934,579
Property and equipment	54,748,670
Intangible – trademarks	1,100,000

106,354,655

Recognized amounts of identifiable liabilities assumed:
Excess of checks over bank balances	731,957
Accounts payable and accrued expenses	16,935,786
Compensation and related	2,153,806
Rebates	37,613
Backcharges	535,331
Property tax	528,060
Workers’ compensation	5,300,000
Postretirements benefits obligation	6,610,000
Other	1,033,090

33,865,643

Total identifiable net assets acquired	72,489,012
Goodwill	21,510,988
Non-controlling interest	(24,000,000)

$70,000,000

The fair value of the gross amount of accounts receivable is $17,100,514 of which $439,000 is expected to be uncollectable.

The fair value of the noncontrolling interest was estimated by applying the income approach and a cost approach. The fair value measurement is based on significant inputs that are not observable in the market and, therefore represents a Level 3 measurement as defined by GAAP. Key assumptions include a discount rate of 16% and a 20% discount for lack of marketability that market participants would consider when estimating the fair value of the noncontrolling interest. As of the close of the transaction the Company estimated the value of the noncontrolling interest at $24,000,000.

As part of the purchase agreement the seller acquired an option to put the 30% noncontrolling interest after a holding period of 24 months. The value of the put is either the greater of (a) 5 times EBITDA of Griffin Pipe Products Co., LLC over the previous 12 months or (b) 7.5% of the value of USP Holdings Inc. In no event shall the put value exceed $40,000,000. In the event of a sale of USP Holdings Inc. the put will be automatically exercised. For the year ended September 30, 2014, the value of the put related to the noncontrolling interest was estimated based on the value of USP Holdings Inc. accreted for 8 months of the 24 month holding period. The valuation increased the noncontrolling interest $4,827,000 for the year ended September 30, 2014.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 2. Acquisition of Businesses (Continued)

Amounts assigned to acquired intangible assets and their useful lives are summarized as follows:

	Amount	Useful Life
Trademarks	$1,100,000	14

Fiscal Year 2015 Acquisitions:

On December 16, 2014, the Company acquired substantially all of the assets of Metalfit (Metalfit, S.A. de C.V. and Metalfit, Inc.) (Seller) for total consideration of $10,815,919. This transaction will allow the Company to grow by entering new markets. The assets acquired and liabilities assumed were recorded at their fair value. In connection with the transaction, the Company incurred $958,938 of transaction costs which are included in operating expenses for the year ended September 30, 2015.

The following tables summarize the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date.

Consideration:
Cash	$10,815,919

Recognized amounts of identifiable assets acquired:
Accounts receivable	$3,088,846
Inventory	3,086,000
Prepaid expenses and other assets	152,411
Property and equipment	5,750,330
Intangibles – customer relationships	660,000
Intangibles – non-compete	20,000
Intangibles – backlog of orders	25,000
Intangibles – trademarks	35,000

12,817,587

Recognized amounts of identifiable liabilities assumed:
Accounts payable and accrued expenses	1,724,404

1,724,404

Total identifiable net assets acquired	11,093,183
Gain on bargain purchase of a business	(277,264)

$10,815,919

	Amount	Useful Life
Intangibles – customer relationships	$660,000	5
Intangibles – non-compete	20,000	5
Intangibles – backlog of orders	25,000	1
Intangibles – trademarks	35,000	1

	$740,000

Weighted average useful life (in years)	4.7

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 2. Acquisition of Businesses (Continued)

On August 10, 2015, the Company acquired the shares of Custom Fab, LLC (Custom Fab) for total consideration of $43,884,339. This transaction will allow the Company to realize significant synergy savings and provide better service to the customer base. The assets acquired and liabilities assumed were recorded at their fair value. In connection with the transaction, the Company incurred $1,162,703 of transaction costs which are included in operating expenses for the year ended September 30, 2015. Goodwill of $19,559,759 was recorded as part of the acquisition. Approximately $775,000 of the goodwill is deductible for income tax purposes.

The following tables summarize the consideration paid and the fair value of the assets acquired and liabilities assumed at the acquisition date.

Consideration:
Cash	$43,071,848
Due to seller	812,491

$43,884,339

Recognized amounts of identifiable assets acquired:
Accounts receivable	$7,103,841
Inventory	7,547,000
Prepaid expenses and other assets	670,731
Property and equipment	13,315,932
Intangibles – customer relationships	8,170,000
Intangibles – non-compete	460,000
Intangibles – backlog of orders	90,000
Intangibles – trademarks	2,550,000

39,907,504

Recognized amounts of identifiable liabilities assumed:
Excess of checks over bank balances	282,158
Accounts payable and accrued expenses	8,051,240
Deferred income taxes	7,249,526

15,582,924

Total identifiable net assets acquired	24,324,580
Goodwill	19,559,759

$43,884,339

	Amount	Useful Life
Intangibles – customer relationships	$8,170,000	6
Intangibles – non-compete	460,000	5
Intangibles – backlog of orders	90,000	1
Intangibles – trademarks	2,550,000	10

	$11,270,000

Weighted average useful life (in years)	6.8

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 3. Inventory

Inventory as of September 30, 2015 and 2014 is as follows:

	September 30,
	2015	2014
Raw materials	$28,492,730	$17,270,935
Work-in-process	1,787,707	1,535,288
Finished goods	45,098,645	49,311,337
Supplies	14,589,761	14,753,028

	89,968,843	82,870,588
Less: excess and obsolete reserve	755,791	3,152,079

	$89,213,052	$79,718,509

Note 4. Property and Equipment

Property and equipment as of September 30, 2015 and 2014 is as follows:

	September 30,
	2015	2014
Machinery and equipment	$176,660,673	$143,938,976
Land and mineral resources	31,972,500	31,036,000
Buildings	18,998,567	13,962,317
Pipe molds	13,670,932	12,380,954
Construction in progress	10,177,646	12,629,795
Land improvements	3,282,911	2,538,137
Computer software	1,104,867	951,473

	255,868,096	217,437,652
Less: accumulated depreciation	91,622,956	58,143,134

	$164,245,140	$159,294,518

Depreciation expense was $34,839,254, $29,223,226 and $21,346,591 for the years ended September 30, 2015, 2014 and 2013, respectively.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 5. Intangible Assets and Goodwill

The following is a summary of goodwill and intangible assets as of September 30, 2015:

	Gross Carrying Amount	Accumulated Amortization	Carrying Values	Estimated Useful Life
Amortizing:

Trademarks	$3,685,000	$192,424	$3,492,576	1-14 years
Customer relationships	9,210,000	403,463	8,806,537	5-6 years
Backlog of orders	115,000	31,069	83,931	1 year
Non-compete	535,000	45,617	489,383	5 years

	13,545,000	672,573	12,872,427

Non-amortizing:

Trademarks	7,203,000	—	7,203,000	Indefinite

	$20,748,000	$672,573	$20,075,427

Goodwill	$44,678,190	$—	$44,678,190	Indefinite

Aggregate future annual expense for amortizing intangible assets is as follows:

Years ending September 30,
2016	$2,087,627
2017	1,997,571
2018	1,997,571
2019	1,987,489
2020	1,815,298
Thereafter	2,986,871

$12,872,427

The following is a summary of goodwill and intangible assets as of September 30, 2014:

	Gross Carrying Amount	Accumulated Amortization	Carrying Values	Estimated Useful Life
Amortizing:

Trademarks	$170,000	$10,389	$159,611	15 years
Trademarks	1,100,000	52,381	1,047,619	14 years
Customer relationships	380,000	58,055	321,945	6 years
Non-compete	55,000	10,084	44,916	5 years

	1,705,000	130,909	1,574,091

Non-amortizing:

Trademarks	7,203,000	—	7,203,000	Indefinite

	$8,908,000	$130,909	$8,777,091

Goodwill	$25,118,431	$—	$25,118,431	Indefinite

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 5. Intangible Assets and Goodwill (Continued)

The changes in the carrying value of goodwill for the years ended September 30, 2015 and 2014 are as follows:

Amount
Balance, September 30, 2013	$3,314,500

Goodwill acquired during the year – Fab Pipe LLC	292,943
Goodwill acquired during the year – Griffin Pipe Products Co.	21,510,988

Balance, September 30, 2014	25,118,431

Goodwill acquired during the year – Custom Fab, LLC	19,559,759

Balance, September 30, 2015	$44,678,190

Note 6. Revolving Credit Facility

On July 23, 2013, the Company amended its credit agreement with a financial institution to increase the revolver loan to a commitment of $90,000,000 secured by inventory and accounts receivable. The revolver is subject to a borrowing base calculation that is derived from a percentage of eligible receivables and inventory. As of September 30, 2014, the revolver had borrowings of $41,257,780 and letters of credit of $3,580,000 outstanding with $45,162,220 remaining available on the commitment. The credit agreement contains a fixed charge ratio covenant and matures on July 23, 2018. As of September 30, 2014, the stated interest rate is prime rate (3.25%) plus an applicable margin based on the revolver average excess availability. The effective interest rate was 4.45% as of September 30, 2014.

On August 10, 2015, the Company again amended its credit agreement with that financial institution to increase the revolver loan to a commitment of $112,000,000 secured by inventory and accounts receivable. The revolver is subject to a borrowing base calculation that is derived from a percentage of eligible receivables and inventory. As of September 30, 2015, the revolver had borrowings of $80,661,540 and letters of credit of $3,350,000 outstanding with $27,720,460 remaining available on the commitment. The credit agreement contains a fixed charge ratio covenant and matures on July 23, 2018. As of September 30, 2015, the stated interest rate is prime rate (3.25%) plus an applicable margin based on the revolver average excess availability. The effective interest rate is 4.45% as of September 30, 2015 and 2014.

The revolver loan is included in current liabilities in the accompanying consolidated balance sheets for both September 30, 2015 and 2014 due to the fact that the credit agreement has a subjective acceleration clause and requires a traditional lockbox to be in place.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 7. Long-Term Debt

Long-term debt at September 30, 2015 and 2014, consists of:

	September 30,
	2015	2014
Term Loan 1	$11,596,186	$8,301,929
Term Loan 2	5,000,000	3,194,444
Term Loan 3	16,706,559	—
Subordinated Debt	150,000,000	105,000,000

Total	183,302,745	116,496,373
Less: Current Portion	9,352,882	3,069,810

Total Long-Term Debt	$173,949,863	$113,426,563

On July 23, 2013, the Company entered into a credit agreement with a financial institution for Term Loan 1 in the amount of $9,822,000. On February 20, 2015, the outstanding principal was $7,717,285 and the Company amended the loan agreement to increase the principal to $12,488,200. The monthly principal payment is $148,669. The stated interest rate is prime rate (3.25% at September 30, 2015 and 2014) plus a margin of 2.25%. The loan matures on July 23, 2018. The loan is secured by the property and equipment of the Company and had an outstanding balance of $11,596,186 and $8,301,929 as of September 30, 2015 and 2014, respectively. The credit agreement contains a fixed charge ratio covenant.

In addition, on July 23, 2013, the Company entered into a credit agreement with a financial institution for Term Loan 2 in the amount of $5,000,000. On February 20, 2015, the outstanding principal was $2,500,000 and the Company amended the loan agreement to increase the principal to $7,511,800. The monthly principal payment is $166,667. The interest rate is prime rate (3.25% at September 30, 2015 and 2014) plus a margin of 3.25%. The loan matures on July 23, 2018. The loan is secured by substantially all the assets of the Company and had an outstanding balance of $5,000,000 and $3,194,444 as of September 30, 2015 and 2014, respectively. The credit agreement contains a fixed charge ratio covenant. In conjunction with the fire proceeds (Note 19) the Company made a permitted prepayment on the term note in the amount of $1,259,833 during 2015.

In addition, on August 10, 2015, the Company entered into a credit agreement with a financial institution for Term Loan 3 in the amount of $16,706,559. The monthly principal payment is $464,071. The interest rate is prime rate (3.25% at September 30, 2015) plus a margin of 4.25%. The loan matures on July 23, 2018. The loan is secured by substantially all the assets of the Company and had an outstanding balance of $16,706,559 as of September 30, 2015. The credit agreement contains a fixed charge ratio covenant.

All of the above noted term loans are with the same financial institution.

Also on July 23, 2013, the Company entered into a credit agreement with a different financial institution for a subordinated term loan in the amount of $105,000,000. On February 20, 2015, the Company amended the loan agreement to increase the principal to $150,000,000. The loan is subordinated to the previous three term loans. The stated interest rate as of September 30, 2015 and 2014 is the higher of LIBOR or 3% plus a margin of 9% and is paid monthly. The maturity date is October 23, 2018. The credit agreement contains a total debt ratio and fixed charge ratio covenant and restrictions on capital spending. This subordinated term loan is secured by the Company’s inventory and property and equipment.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 7. Long-Term Debt—(Continued)

Annual principal payments on long-term debt for the following years are as follows:

Years ending September 30,
2016	$9,352,882
2017	9,352,882
2018	14,596,981
2019	150,000,000

$183,302,745

Note 8. Stockholders’ Equity

Common Stock

Each share of common stock is entitled to one vote and shall be identical in all respects and shall entitle the holder to the same rights and privileges.

Stock Options

On April 1, 2012, the Company created the USP Holdings Inc. 2012 stock option plan. The purpose of the plan is to promote the success and enhance the value of the Company by linking the personal interests of the members of the board of directors and key employees to those of the Company’s stockholders and by providing such individuals with an incentive for outstanding performance to generate superior returns for the Company’s stockholders. The stock option plan provides for 7,494 options available to be awarded. The options that are awarded may be redeemed for cash or Company stock only upon the occurrence of a change in control event, as defined in the agreement, based on a prescribed formula, are not transferable and are forfeited upon termination of employment. Because full vesting is not complete until a change in control event is consummated, no compensation expense has been recorded for the years ended September 30, 2015, 2014 or 2013.

A summary of option activity under the Plan as of September 30, 2015, and changes during the year then ended is presented below:

	Shares	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term
Outstanding at September 30, 2014	5,526	$474
Granted	—	—
Forfeited or expired	(170)	100

Outstanding at September 30, 2015	5,356	$486	6.64

Vested at September 30, 2015	3,649	$357	6.59

Exercisable at September 30, 2015	—

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 8. Stockholders’ Equity (Continued)

The unrecognized compensation expense at September 30, 2015 is approximately $540,000.

Note 9. Income Taxes

Significant components of the deferred tax assets and liabilities as of September 30, 2015 and 2014, are as follows:

	September 30,
	2015	2014
Deferred tax assets:
Trade accounts receivable	$387,468	$230,039
Inventories	1,695,300	1,268,294
Accrued expenses	704,054	626,585
Investment in Griffin Pipe Products Co., LLC	672,206	845,847
Other assets	170,414	145,040

	3,629,442	3,115,805

Deferred tax liabilities:
Property and equipment – U.S.	(33,554,524)	(33,406,270)
Intangibles	(4,596,648)	(335,680)
Prepaid expenses	(241,888)	(219,496)
Postretirement benefit obligation	(540,128)	—
Property and equipment – foreign	(14,462)	—
Intangible assets – foreign	(178,598)	—

	(39,126,248)	(33,961,446)

	$(35,496,806)	$(30,845,641)

Deferred tax assets and liabilities are presented in the accompanying consolidated balance sheets as follows:

	September 30,
	2015	2014
Current assets	$2,544,934	$1,905,421
Current assets – foreign	52,074	—
Long-term liabilities	(37,900,754)	(32,751,062)
Long-term liabilities – foreign	(193,060)	—

	$(35,496,806)	$(30,845,641)

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 9. Income Taxes (Continued)

The provision (benefit) for income taxes consisted of the following for the years ended September 30, 2015, 2014 and 2013:

	September 30,
	2015	2014	2013
Current – U.S.	$16,449,575	$7,585,728	$7,337,018
Deferred – U.S.	(3,280,603)	(10,550,963)	(8,705,068)
Current – foreign	167,087	—	—
Deferred – foreign	22,157	—	—

.	$13,358,216	$(2,965,235)	$(1,368,050)

The Company’s effective income tax rate differs from the statutory federal income tax rate of 35% primarily as a result of state income taxes, certain non-deductible expenses, tax credits utilized and the effects of the noncontrolling interest. The Company does not have any net operating loss carry forwards as of September 30, 2015.

Note 10. Operating Leases

The Company leases offices, warehouse facilities and equipment under non-cancelable operating leases with unrelated parties expiring at various dates through 2024. Rent expense for the years ended September 30, 2015, 2014 and 2013, was $8,155,045, $6,785,057 and $2,575,121, respectively.

Future minimum annual commitments under operating leases are as follows:

Years ending September 30,
2016	$7,801,811
2017	6,453,158
2018	5,692,188
2019	3,820,688
2020	2,622,987
Thereafter	7,452,647

$33,843,479

Note 11. Retirement Plan

The Company sponsors a defined contribution 401(k) plan for substantially all employees. The plan allows all eligible employees to make elective pretax contributions in an amount not to exceed limits established by the Internal Revenue Service. The plan provides for the Company to make a required matching contribution. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 and regulations established by the Internal Revenue Service and Department of Labor. The assets and liabilities of the plan are not included in the Company’s consolidated financial statements as they are those of the plan and not the Company. The Company contributions made to the plan and recognized as expense totaled $1,900,184, $1,391,704 and $748,468 for the years ended September 30, 2015, 2014 and 2013, respectively.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 12. Related-Party Transactions

On April 2, 2012, the Company entered into a management agreement with Comvest Advisors, LLC and Wynnchurch Capital, Ltd, the managers of USP Holdings Inc. The Company has to pay an annual management fee related to services performed on the Company’s operations and development and implementation of strategies for improving the operating, marketing and financial performance. This fee totaled $500,000 for each of the years ended September 30, 2015, 2014 and 2013. As of September 30, 2015 and 2014, $110,000 remained payable to the related parties and is included in other accrued expenses on the consolidated balance sheets.

Note 13. Employee Benefit Plans

Postretirement Benefits Other than Pensions

The Company provides certain medical and life insurance benefits for certain retirees hired prior to November 21, 2004. The plan covers former union employees of the Griffin Pipe Council Bluffs location hired prior to November 21, 2004, former union employees of the Griffin Pipe Lynchburg location hired prior to November 24, 2002 and salaried and non-union employees of Griffin Pipe hired prior to October 1, 2001. The plan was amended in 2014 to eliminate the postretirement benefits for active employees.

The following table sets forth the postretirement benefit plan’s funded status and amounts recognized in the Company’s consolidated financial statements at September 30, 2015 and 2014.

	September 30,
	2015	2014
Change in benefit obligation
Benefit obligation – beginning of year	$5,246,045	$—
Benefit obligation – acquired as part of Griffin Pipe Products Co., LLC	—	6,610,000
Curtailment		(1,814,019)
Actuarial net gain (loss)	(1,658,309)	706,576
Interest costs	172,604	149,743
Benefits paid	(572,343)	(406,255)

Benefit obligation – end of year	$3,187,997	$5,246,045

Change in plan assets
Fair value of plan assets – beginning of year	$—	$—
Employer contribution	572,343	406,255
Benefits paid	(572,343)	(406,255)

Fair value of plan assets – end of year	$—	$—

Funded status	$(3,187,997)	$(5,246,045)

Amounts recognized in the consolidated balance sheets
Current liabilities	$325,603	$572,343
Noncurrent liabilities	2,862,394	4,673,702

Net amounts recognized	$3,187,997	$5,246,045

Amounts recognized in accumulated other comprehensive income, net of tax	$(994,985)	$184,794

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 13. Employee Benefit Plans (Continued)

The current liabilities amount is included in other accruals on the consolidated balance sheets.

The plan is unfunded with annual benefit obligations paid from current operating funds.

The economic assumptions used in determining the actuarial present value of the projected benefit obligations of the plan as of September 30, 2015 and 2014, were as follows:

	September 30,
	2015		2014
Projected benefit obligations:
Weighted average discount rate	3.93%		3.48%
Health care trend rate
Current rate	7.00%		6.50%
Ultimate rate/year reached	4.50%	/2025	4.00%	/2032

The assumed health care and contribution trend rates as of September 30, 2015 ranged from 7% in 2015 trending downward to 4.5% in 2032.

The following postretirement benefits payments, which reflect expected future service, as appropriate are expected to be paid as follows:

Years ending September 30,
2016	$325,603
2017	301,389
2018	286,995
2019	279,301
2020	264,846
2021 – 2025	994,074

Net postretirement benefit cost for the years ended September 30, 2015 and 2014 consisted of the following components:

	September 30,
	2015	2014
Interest costs	$172,604	$149,743

Net postretirement benefit cost	$172,604	$149,743

The effect of a 1% increase and a 1% decrease in the health care trend rate on the benefit obligation and aggregate of service cost plus interest cost is $12,459 and ($12,055), respectively, at September 30, 2015.

Note 14. Major Customers

Major customers are those customers who account for 10% or more of the Company’s total net sales or customers with an accounts receivable balance in excess of 10% of current assets. The Company had net sales to one customer totaling $178,630,206, $150,341,210 and $107,249,805 for the years ended September 30, 2015, 2014 and 2013, respectively. Outstanding receivables with this customer were 16.3% and 18.9% of total current assets at September 30, 2015 and 2014, respectively.

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 15. Self-Insurance

The Company is partially self-insured for employee health and dental programs as well as workers’ compensation. The Company pays medical expenses up to a maximum of $350,000 per employee per year. For workers’ compensation, the Company pays claims up to a maximum of $500,000. Costs in excess of these amounts are covered by insurance. Costs resulting from self-insured claims are charged to income when incurred.

Note 16. General Litigation

The Company is subject to various claims and legal proceedings that arise in the ordinary course of its business activities. While the results of litigation and claims cannot be predicted with certainty, in the opinion of management, none of these actions is expected to have a material adverse effect on the Company, its results of operations or its financial position.

Note 17. Griffin Pipe Products Co., LLC – Council Bluffs Facility

The Council Bluffs, Iowa facility acquired during the Griffin acquisition was idled in April 2014 due to industry demand. The Company has retained maintenance personnel at the facility to “exercise” the equipment in anticipation of an eventual restart. During the 2015 planning process, the Company developed a detailed startup plan for the facility. The Company continuously monitors market demands and production requirements to assess the need for additional capacity and the restart of the facility.

At September 30, 2015, the Company believes there are no events or circumstances that indicate that the carrying amounts of these idle assets are not recoverable or exceed their fair value.

Since the date of acquisition, January 31, 2014, $8,388,011 was recorded in depreciation expense related to these assets. These assets are recorded in the noncurrent section of the Company’s consolidated balance sheet.

The following is a summary of idle assets as of September 30, 2015 and 2014:

	September 30,
	2015	2014
Machinery and equipment	$23,419,808	$23,060,389
Land and mineral resources	2,080,000	2,080,000
Buildings	1,401,563	1,405,834
Pipe molds	1,891,509	1,935,085
Construction in progress	464,412	408,815
Computer software	134,705	134,705

	29,391,997	29,024,828
Less: accumulated depreciation	8,388,011	3,132,688

	$21,003,986	$25,892,140

Note 18. Restructuring Costs

On March 1, 2014, the Company announced plans to restructure its operations into three foundry locations. The Company believes this plan will enhance the profit potential of the business. This action resulted in the temporary closure of operations at the Council Bluffs, Iowa facility. The related charges

USP HOLDINGS INC.

Notes to Consolidated Financial Statements

Note 18. Restructuring Costs (Continued)

are included in the restructuring line in the Company’s accompanying consolidated statements of operations. The planned actions relating to this restructure were completed at the end of September 30, 2014. The cost of this restructuring was $5,321,362.

The following is a summary of restructuring costs incurred:

Severance benefits	$2,546,077
Inventory – disposal, return and transfer costs	2,258,476
Contract cancellations	485,579
Other	31,230

$5,321,362

The changes in the liabilities related to restructuring for the year ended September 30, 2014 are as follows:

Amount
Balance, September 30, 2013	$—
Charges to expense	5,321,362
Cash payments	(5,289,976)

Balance, September 30, 2014	$31,386

The restructuring liability of $31,386 represents severance payment obligations. This liability was paid in fiscal year 2015, as such no restructuring liability exists at September 30, 2015.

Note 19. Significant Event

On April 29, 2014, the Company experienced a fire at its Bessemer, Alabama manufacturing facility that damaged a production line.

The Company maintains insurance for both property damage and business interruption relating to catastrophic events. Business interruption covers lost profits and other costs incurred. Non-refundable insurance recoveries received in excess of the net book value of damaged assets, cleanup and post-event costs are recognized as income in the period received.

The Company incurred costs related to the clean-up and repair of the facility and equipment repairs totaling $203,646 and $10,300,000 for the years ended September 30, 2015 and 2014, respectively. In the years ended September 30, 2015 and 2014, the Company received $7,041,239 and $2,000,000, respectively, of insurance reimbursements associated with these costs. In the year ended September 30, 2015, the Company recorded expenses of $548,359 related to proceeds under the Company’s property loss insurance coverage. In the year ended September 30, 2014, the Company recorded a gain of $715,547 related to proceeds received to replace fixed assets under the Company’s property loss insurance coverage.

The total amount of insurance recoveries related to this event as of September 30, 2015 is $9,041,239. No additional amounts are expected to be received related to insurance recoveries and no additional costs are expected to be incurred.

Cretex Concrete Products, Inc.

Carve-out Financial Statements

For the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013

Independent Auditor’s Report

To the Management

of Forterra Building Products, Inc.

We have audited the accompanying financial statements of Cretex Concrete Products, Inc., a wholly owned subsidiary of Forterra Building Products, Inc., which comprise the balance sheets as of September 30, 2015 and December 27, 2014, and the related statements of operations, changes in stockholders’ equity [on a carve-out basis], and of cash flows for the fiscal period ended September 30, 2015, December 27, 2014, and December 28, 2013.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cretex Concrete Products, Inc. as of September 30, 2015 and December 27, 2014, and the results of its operations and its cash flows for the fiscal period ended September 30, 2015, December 27, 2014, and December 28, 2013 in accordance with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers, LLP

Minneapolis, Minnesota

July 8, 2016

CRETEX CONCRETE PRODUCTS, INC.

CARVE-OUT STATEMENTS OF OPERATIONS

(In $US thousands)

	Period ended September 30,	Fiscal year ended December 27,	Fiscal year ended December 28,
	2015	2014	2013
Net sales	$149,284	$175,470	$160,267
Cost of goods sold	121,969	147,613	135,608

Gross profit	27,315	27,857	24,659

Selling, general and administrative expenses	(11,962)	(15,082)	(14,252)
Gain on sale of property, plant and equipment, net	310	227	502

	(11,652)	(14,855)	(13,750)

Income from operations	15,663	13,002	10,909

Other expenses
Interest expense	(1,029)	(1,226)	(1,551)

Net income	$14,634	$11,776	$9,358

See accompanying notes to the carve-out financial statements

CRETEX CONCRETE PRODUCTS, INC.

Carve-out Balance Sheets

(in $US thousands)

	September 30, 2015	December 27, 2014
ASSETS

Current assets
Trade receivables	36,878	13,006
Inventories	38,383	34,627
Other current assets	1,234	862

Total current assets	76,495	48,495

Non-current assets
Property, plant and equipment, net	55,956	58,482
Other long-term assets	59	179

Total assets	$132,510	$107,156

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Trade payables	$8,670	$4,894
Advances from customers	1,983	3,124
Accrued liabilities	4,319	4,032
Employee benefit obligations	1,016	4,451
Taxes other than income taxes	2,177	1,607
Current maturities - long term debt	—	500
Accounts payable to related parties	144	138

Total current liabilities	18,309	18,746

Non-current liabilities
Note payable to parent company	35,400	15,243
Long-term debt, less current maturities	—	9,000
Incentive compensation	525	525

Total liabilities	54,234	43,514

Commitments and contingencies (Note 8)

Stockholders’ equity
Common stock, $10.00 par value - 3,000 shares authorized;
1,829 shares issued and outstanding	18	18
Additional paid in capital	23,669	23,669
Retained earnings	54,589	39,955

Total stockholders’ equity	78,276	63,642

Total liabilities and stockholders’ equity	$132,510	$107,156

See accompanying notes to the carve-out financial statements

CRETEX CONCRETE PRODUCTS, INC.

Statements of Changes in Stockholders’ Equity on a Carve-out Basis

(in $US thousands)

	Common stock	Additional paid in capital	Retained earnings	Total stockholders’ equity
Period ended September 30, 2015
Balance, December 28, 2014	$18	$23,669	$39,955	$63,642
Net Income	—	—	14,634	14,634

Balance, September 30, 2015	18	23,669	54,589	78,276

Fiscal year ended December 27, 2014
Balance, December 29, 2013	$18	$23,669	$33,666	$57,353
Net Income	—	—	11,776	11,776
Distributions to parent	—	—	(5,487)	(5,487)

Balance, December 27, 2014	18	23,669	39,955	63,642

Fiscal year ended December 28, 2013
Balance, December 30, 2012	$18	$23,669	$24,308	$47,995
Net Income	—	—	9,358	9,358

Balance, December 28, 2013	18	23,669	33,666	57,353

See accompanying notes to the carve-out financial statements

CRETEX CONCRETE PRODUCTS, INC.

Carve-out Statements of Cash Flows

(in $US thousands)

	Period ended September 30,	Fiscal year ended December 27,	Fiscal year ended December 28,
	2015	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$14,634	$11,776	$9,358
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization expense	5,342	6,524	6,066
Bad debts	—	6	43
Amortization of deferred financing fees	161	19	1
(Gain) on disposal of property, plant and equipment	(310)	(227)	(502)
Change in assets and liabilities:
Trade receivables, net	(23,872)	2,601	(1,568)
Inventories	(3,755)	(5,975)	(4,253)
Other assets	(415)	(49)	470
Trade payables	4,038	(756)	836
Other current liabilities	(3,711)	2,872	512
Other long-term liabilities	—	39	(19)

NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	(7,888)	16,830	10,944

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the sale of plant, property, and equipment, net	324	509	522
Purchases of property, plant and equipment	(3,093)	(9,066)	(12,651)

NET CASH USED IN INVESTING ACTIVITIES	(2,769)	(8,557)	(12,129)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from long-term debt	—	2,670	7,330
Principal payments on long-term debt	(9,500)	(500)	—
Repayments of parent company note	(132,092)	(186,918)	(167,539)
Borrowings on parent company note	152,249	181,962	161,575
Payments of deferred financing fees	—	—	(181)
Distributions to parent company	—	(5,487)	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	10,657	(8,273)	1,185

Net change in cash and cash equivalents	—	—	—
Cash and cash equivalents balance, beginning of period	—	—	—

Cash and cash equivalents balance, end of period	—	—	—

SUPPLEMENTAL DISCLOSURES:
Cash paid for interest	106	132	—

Non cash investing and financing activity

Purchase of property, plant and equipment in accounts payable	230	492	54
Transfers of property, plant and equipment to (from) related parties	—	876	(45)

See accompanying notes to the carve-out financial statements

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

1. Organization and description of the business

Cretex Concrete Products, Inc. (“CCP or “the Company”) carve-out financial statements (the “CCP Carve-out Financial Statements”) present the historical carve-out results of operations, changes in stockholders’ equity and cash flows as of and for the period ended September 30, 2015, December 27, 2014 and December 28, 2013, and present the historical carve-out financial position as of September 30, 2015 and December 27, 2014. The Company is a division of Cretex Companies, Inc (“Cretex” or “the Parent company”). The CCP Carve-out Financial Statements have been derived from the accounting records of Cretex on a carve-out basis. The CCP Carve-out Financial Statements results do not necessarily reflect what the financial position, results of operations, changes in stockholders’ equity or cash flows would have been if CCP had been a separate entity.

On October 1, 2015 HBP Pipe & Precast, LLC (subsequently renamed Forterra Pipe & Precast, LLC, hereinafter, “Forterra”) acquired 100% of the outstanding common stock of CCP. CCP is a manufacturer of reinforced concrete pipe, box culverts, precast drainage structure, prestressed bridge components and ancillary precast products in the Midwestern section of the United States (the “Midwest”).

The CCP Carve-out Financial Statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These principles are established by the Financial Accounting Standards Board. The preparation of the CCP Carve-out Financial Statements in accordance with U.S. GAAP requires that management make estimates and assumptions and use judgment regarding the reported amounts of assets, liabilities, revenues and expenses and disclosures of contingent assets and liabilities for the periods presented herein.

Amounts presented herein are in thousands of U.S. dollars unless otherwise noted.

2. Significant accounting policies

Basis of presentation

These financial statements were prepared from the accounting records of Cretex on a carve-out basis. Preparation of the carve-out basis financial statements included making certain adjustments to present the historical records on a basis as if CCP had been a separate entity. These adjustments include adjustments of corporate allocations to amounts representative of full allocations reflective of the benefits CCP received.

Cretex uses a centralized approach to cash management and financing of its operations. CCP does not maintain cash accounts at the entity level and all cash receipts are remitted into a bank account of the Parent company and disbursements are drawn off of a bank account of the Parent company for the benefit of CCP. This arrangement is not reflective of the manner in which the Company would have been able to finance and provide for working capital for its operations had it been a stand-alone business separate from Cretex during the periods presented. Cash transfers to and from the Parent company’s accounts are reflected within the note payable to parent company.

The carve-out financial statements include certain assets and liabilities that have historically been held at the Parent company corporate level but are specifically identifiable or otherwise allocable to the Company. The cash and cash equivalents held by Cretex at the corporate level are not specifically identifiable to the Company and therefore were not allocated for any of the periods presented. Cretex

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

2. Significant accounting policies (Continued)

management allocated a proportion of the corporate third-party debt to the Company through the note payable to parent company (“Parent note”). The Parent note functioned as a form of permanent financing for the Company with changes during the period representing excess net receipts used to pay down the balance or excess net payments which increased the draw on the Parent note. The Parent company charged CCP interest on the Parent note at a rate reflective of the third party interest rates paid by the Parent company. The Company was a joint and severally liable guarantor of the corporate third party debt, along with the other subsidiaries of the Parent company. Proceeds from the sale of CCP to Forterra were used to extinguish certain existing debt of Cretex.

The historical costs and expenses reflected in the carve-out financial statements include an allocation for certain corporate functions historically provided by the Parent company. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, information technology, tax, risk management, treasury, legal, human resources, safety and strategy and development. The cost of each of these services has been allocated to the Company on the basis of the Company’s relative head count and for general and administrative expenses on the basis of revenues relative to overall Cretex revenues. The Company believes that these allocations reasonably reflect the utilization of services provided and benefits received. However, they may differ from the cost that would have been incurred had the Company operated as a stand-alone company for the periods presented. Actual costs that would have been incurred if the Company had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including legal services, accounting and finance services, human resources, marketing and contract support, customer support, treasury, facility and other corporate and infrastructural services.

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. These estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future. The more significant estimates made by management relate to bodily injury and insurance claims which were determined by the Parent company based on the number and severity of claims historically and the estimated costs going forward, as well as estimates for inventory reserves, allowance for doubtful accounts, allocation of corporate expenses, profit sharing, bonuses and other compensation related items and impairment of long-lived assets.

Accounting periods

The Company’s fiscal year ends on the last Saturday in December. Accordingly, each fiscal year normally consists of 13 four-week periods, or accounting periods, accounting for 364 days in the aggregate. The period ended September 30, 2015 consists of 39 weeks and 4 days, or 277 days. Fiscal 2014 and 2013 both contained 52 weeks.

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

2. Significant accounting policies (Continued)

Cash and cash equivalents

The Company does not hold any cash or cash equivalents. Treasury activities, including activities related to the Company, are centralized by Cretex such that the net cash collections are automatically distributed to Cretex and reflected in the Parent note.

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk are primarily receivables. The Company performs ongoing credit evaluations of its customers’ financial condition and generally requires no collateral other than partial advance payments or deposits from its customers on major projects. The allowances for uncollectible receivables are based upon analysis of economic trends in the construction industry, detailed analysis of the expected collectability of accounts receivable that are past due and the expected collectability of overall receivables.

Trade receivables, net

Trade receivables are recorded at net realizable value, which includes allowances for doubtful accounts. The Company reviews the collectability of trade receivables on an ongoing basis. The Company reserves for trade receivables determined to be uncollectible. This determination is based on the delinquency of the account, the financial condition of the customer and the Company’s collection experience.

Inventories

Inventories are valued at the lower of cost or market. The Company’s inventories are valued using the average cost method which approximates first in first out (“FIFO”) inventory costing. Inventories include materials, labor and applicable factory overhead costs. The value of inventory is adjusted for damaged, obsolete, excess and slow-moving inventory. Market value of inventory is estimated considering the impact of market trends, an evaluation of economic conditions and the value of current orders relating to the future sales of each respective component of inventory.

Property, plant and equipment, net

Property, plant and equipment is stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets. These lives range from 15 to 33 years for buildings, 5 to 15 years for machinery and equipment, 5 to 10 years for molds and rings, 5 to 15 years for automobiles and trucks, and lower of lease term or useful life on leasehold improvements. Repair and maintenance costs are expensed as incurred. The Company’s depreciation expenses are recorded in cost of goods sold and selling, general and administrative expenses in the carve-out statements of operations.

Impairment or disposal of long-lived assets

The Company evaluates the recoverability of its long-lived assets in accordance with the provisions of ASC 360, Property, Plant and Equipment (“ASC 360”). ASC 360 requires that long-lived

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

2. Significant accounting policies (Continued)

assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Such evaluations for impairment are significantly impacted by estimates of future prices for the Company’s products, capital needs, economic trends in the construction sector and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured at the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

The Company assesses impairment of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. For purposes of evaluating impairment of long-lived assets held in use, the Company has determined this level to be the asset group level, which is defined as the individual CCP plants. For assets meeting the criteria for classification as held for sale under ASC 360, the impairment is assessed at the disposal group level, generally the specific plant or plants held for sale.

Defined benefit pension plans and other post-retirement benefits

The Company’s employees participate in defined benefit pension plans that are sponsored by Cretex. The pension plans are the Cretex Salaried Pension Plan that was frozen in 2008 and the Cretex Hourly Pension Plan that was frozen during the period 2008 to 2011. These plans include other Cretex employees that are not employees of the Company. Cretex also provides certain retiree health and life insurance benefits to eligible employees who have retired from the Company. Due to their separation from Cretex on October 1, 2015, participating CCP employees were offered the choice of annuity or lump sum settlement payout options. Both plans were terminated by Cretex effective December 31, 2015.

The Company also has employees covered by collective bargaining agreements that provide for defined benefit pension plans. These plans include the Central States Southeast and Southwest Areas Pension Plan that the Company withdrew from effective April 28, 2013, Construction Industry Laborers Pension Fund and Minnesota Laborers Pension Fund that the Company withdrew from effective January 31, 2015 and the Central Pension Fund of International Union of Operating Engineers’ which is under a collective bargaining agreement that expires on May 31, 2018.

The Company accounts for its defined benefit pension plans as multiemployer plans under ASC 715, Compensation – Benefit Plans (“ASC 715”). In the sale of CCP to Forterra, Cretex assumed responsibility for all future liabilities and payments for the defined benefit pensions plans.

Fair value measurement

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

2. Significant accounting policies (Continued)

measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs – Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs – Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company’s other financial instruments consist primarily of trade and other receivables, accounts payable, accrued expenses and long-term debt. The carrying value of the Company’s trade and other receivables, trade payables and accrued expenses approximates fair value due to their highly liquid nature, short term maturity, or competitive rates assigned to these financial instruments.

The Company may adjust the carrying amount of certain nonfinancial assets to fair value on a non-recurring basis when they are impaired.

Revenue recognition

Revenues are recognized by the Company when the risks and rewards associated with the transaction have been transferred to the purchaser, which is demonstrated when all the following conditions are met: evidence of a binding arrangement exists (generally, purchase orders), products have been delivered or services have been rendered, there is no future performance required, fees are fixed or determinable and amounts are collectable under normal payment terms. Sales represent the net amounts charged or chargeable in respect of services rendered and goods supplied. Sales are recognized net of any discounts given to the customer and sales or use taxes.

The Company incurs shipping costs to third parties for the transportation of products to customers and builds the cost of freight into the prices charged to customers for the delivered product. For the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013, the Company recorded freight costs of $17,498, $21,621, and $18,212, respectively, on a gross basis within cost of products sold in the accompanying carve-out statements of operations.

The Company recognizes revenue at the time the final delivery reaches the customer. In most case final delivery to the customers is within the same day that the shipment is picked up by a third party hauler. The Company also ships lighting pole bases monthly under a consignment arrangement. The consignment sales are not recognized as revenue until the customer reports that the product has been sold.

Cost of goods sold and selling, general and administrative expenses

Cost of goods sold includes costs of production, inbound freight charges for raw materials, outbound freight to customers, purchasing and receiving costs, inspection costs, warehousing at plant

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

2. Significant accounting policies (Continued)

facilities and pension expenses. Selling, general and administrative costs also include expenses for sales, marketing, legal, accounting and finance services, human resources, customer support, treasury and other general corporate services. Advertising expense totaled $120, $131, and $209 for the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013, respectively, which is included in selling, general and administrative expenses in the carve-out statements of operations.

Income taxes

Income taxes on operating results have not been accounted for in these financial statements as Cretex has elected “S” Corporation status providing for the pass through of the assessment of income taxes to the owners of Cretex stock and CCP has made a valid qualified subchapter S subsidiary income tax election (“QSub”) under internal revenue code (“IRC”) section 1361. The election of QSub status was approved with an effective date of January 3, 2007.

The Company has not engaged in, nor is a party to, any tax-sharing arrangements with the Parent company or any other related or non-related parties.

Recent accounting pronouncements

In March 2016, the FASB issued ASU 2016-08, which amends the principal-versus-agent implementation guidance and illustrations in ASU 2014-09. Among other things, ASU 2016-08 clarifies that an entity should evaluate whether it is the principal or the agent for each specified good or service promised in a contract with a customer. As defined in ASU 2016-08, a specified good or service is “a distinct good or service (or a distinct bundle of goods or services) to be provided to the customer.” Therefore, for contracts involving more than one specified good or service, the entity may be the principal for one or more specified goods or services and the agent for others. ASU 2016-08 has the same effective date as ASU 2014-09, as amended by ASU 2015-14. The Company is required to adopt ASU 2016-08 using the same transition method it uses to adopt ASU 2014-09. The Company is currently evaluating the impact the adoption of ASU 2014-09, ASU 2015-14 and ASU 2016-08 will have on our financial statements.

In February 2016, the FASB issued ASU 2016-02, which requires a lessee to recognize assets and liabilities on the balance sheet for leases with lease terms greater than 12 months. ASU 2016-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, and early adoption is permitted. Accordingly, the standard is effective for us on January 1, 2019 using a modified retrospective approach. We are currently evaluating the impact that the standard will have on our financial statements.

In August 2015, The FASB issued ASU 2015-15, as ASU 2015-03 did not specifically address presentation or subsequent measurement of debt issuance costs related to line-of-credit arrangements. ASU 2015-15 allows an entity to continue to defer and present debt issuance costs ratably over the term of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. The guidance in ASU 2015-03 and ASU 2015-15 is effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. Early adoption is permitted for financial statements that have

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

2. Significant accounting policies (Continued)

not been previously issued. Had the Company adopted this guidance early, other assets would have been lower by approximately $0 and $161 with corresponding decreases in debt as of September 30, 2015 and December 27, 2014, respectively. The adoption of this standard will have no impact on the Company’s results of operations, cash flows or net assets.

In July 2015, the FASB issued ASU 2015-11, which simplifies the accounting for the valuation of all inventory not accounted for using the last-in first-out (“LIFO”) method by prescribing that inventory be valued at the lower of cost and net realizable value. ASU 2015-11 is effective for financial statements issued for fiscal years beginning after December 15, 2016, and for interim periods beginning after December 15, 2017 for private entities on a prospective basis. We are currently evaluating the impact that the standard will have on our financial statements.

3. Trade receivables, net

Receivables consist of the following:

	September 30, 2015	December 27, 2014
Trade receivables	$36,988	$13,116
Less: Allowance for doubtful accounts	(110)	(110)

Total trade receivables	$36,878	$13,006

The Company recorded provisions for doubtful accounts of approximately $0, $6 and $43 for the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013, respectively, which is included in selling, general and administrative expenses in the carve-out statements of operations.

4. Inventories

Inventory consists of the following:

	September 30, 2015	December 27, 2014
Finished goods	$33,185	$30,120
Raw materials	6,090	4,772
Reserve for excess and slow moving	(892)	(265)

Total inventory	$38,383	$34,627

As of each period end all projects were complete and the Company had no work in process inventory.

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

5. Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	September 30, 2015	December 27, 2014
Land	$5,895	$5,895
Land improvements	7,722	6,757
Buildings	21,740	20,955
Machinery and equipment	99,079	99,356
Molds and rings	18,753	18,708
Autos and trucks	6,491	6,824
Construction-in-progress	1,481	2,557

Total property, plant and equipment	161,161	161,052
Less: accumulated depreciation	(105,205)	(102,570)

Property, plant and equipment, net	$55,956	$58,482

The company did not have any equipment classified as capital leases as of September 30, 2015 and December 27, 2014, respectively.

Depreciation expense totaled $5,342, $6,524, and $6,066 for the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013, respectively, which is included in cost of goods sold and selling, general and administrative expenses in the carve-out statements of operations.

Permanently idled facility

At the end of 2010, the Company closed and permanently idled the facility in Prairie City, Iowa and wrote the value down to $93. The facility was transferred to a related party, Cretex Properties, Inc., at the end of 2014 (see note 9 – Related party transactions).

The property had not been sold during the carve-out financial statement period and did not meet the criteria to be presented as held for sale prior to the transfer to Cretex Properties, Inc. As such, the net book value of the Prairie City land has been segregated from property, plant and equipment, net as it is not a part of long-term operating assets and is reflected in the Other long-term assets section of the carve-out financial statements. The Company is leasing out the site and received rental payments for the property of $15, $20 and $25 for the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013, respectively.

Plant closures

At the end of 2014 the Company closed down 5 plants located in Duluth, Minnesota, Grand Forks and Fargo, North Dakota, and Riverton and Casper, Wyoming. The production at these plants was transferred to, and replaced by, new and existing plants with newer facilities, higher capacities and improved production capabilities. The Grand Forks, Fargo and Riverton locations were transferred to a related party, Cretex Properties, Inc., at the end of 2014 (see note 9 – Related party transactions). The Duluth location is being retained by the Company as a storage and shipping yard. The lease on the

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

5. Property, plant and equipment, net (Continued)

Casper location expired at the end of 2014 and was not renewed by the Company. In connection with the plant closures and the Prairie City plant that was closed in 2010, the Company recognized $258, $19 and $76 in shutdown costs on the plant locations for the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013, respectively, which is included in cost of goods sold in the carve-out statements of operations.

Plant openings

A new plant was opened in Hawley, Minnesota (“Hawley plant”) in the fall of 2014 after construction began in 2013. Construction of the plant began in 2013 and was financed through a loan supported by industrial development revenue bonds (“Revenue bonds”) of the city of Hawley, Minnesota (“Hawley”). During the construction period, the Company capitalized $139 and $47 in interest costs during construction for the fiscal years ended December 27, 2014 and December 28, 2013, respectively. The Hawley plant replaced production at the Grand Forks and Fargo, North Dakota and the Duluth, Minnesota plants.

In February 2015 the Company opened a new plant in Bar Nunn, Wyoming (“Bar Nunn plant”) replacing the Casper, Wyoming plant that was closed at the end of 2014. In connection with the openings of the Hawley plant and the Barr Nunn plant the company incurred $375, $334 and $19 in start up costs for the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013, respectively, which is included in cost of goods sold in the carve-out statements of operations.

6. Other long-term assets

Other long-term assets consisted of the following:

	September 30, 2015	December 27, 2014
Deferred financing fees	$—	$161
Other long-term assets	59	18

Total other long-term assets	$59	$179

7. Accrued liabilities

Accrued liabilities consisted of the following:

	September 30, 2015	December 27, 2014
Salaries, wages and other compensation	$4,023	$3,826
Other liabilities	296	206

Total accrued liabilities	$4,319	$4,032

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

8. Commitments and contingencies

As of September 30, 2015, the Company had outstanding surety bonds in the amount of $11,359 to secure performance commitments.

Operating leases

The Company leases certain property and equipment for various periods under noncancelable operating leases. Rent expense, net of applicable rental income, totaled $944, $1,101, and $924 for the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013, respectively, which is included in cost of goods sold and selling, general and administrative expenses in the carve-out statements of operations. The Company’s future minimum lease payments under such agreements at September 30, 2015 were approximately:

Fiscal years ending:
December 26, 2015	$228
December 31, 2016	820
December 30, 2017	653
December 29, 2018	618
December 28, 2019	266
Thereafter	84

$2,669

Capital leases

The Company had no capital lease obligations under any of the periods reported.

Legal matters

The Company is involved in legal proceedings and litigation in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect either individually or in the aggregate on the Company’s carve-out financial position, results of operations, or liquidity. Other than routine litigation incidental to the Company business, there are no material legal proceedings to which the Company is a party or to which any of the Company’s properties are subject. In the sale of CCP to Forterra, Cretex assumed responsibility for all future liabilities and payments for legal matters.

The Company is a joint and several guarantor, along with substantially all of the Cretex subsidiaries, of the Parent company third party debt covered by credit agreements for revolver and term loans with total credit lines of $160 million. In addition, the Company is a joint and several guarantor, along with substantially all of the Cretex subsidiaries, of the Parent company senior secured notes and private shelf facility with total credit lines of approximately $50 million.

9. Related party transactions

Note payable parent company

The carve-out financial statements for the Company are based on the accounting records of Cretex. Treasury functions are centralized by the Parent company and all cash receipts and

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

9. Related party transactions (Continued)

disbursements on behalf of CCP are comingled in the cash balances of the Parent company. These cash transaction are settled into the note payable parent company (“Parent note”). Adjustments made from the accounting records of Cretex for the purposes of these carve-out financial statements, have been settled into the Parent note as they would have been had they been reflected in the ongoing accounting records of Cretex.

Through the Parent note Cretex management has allocated a proportion of the corporate third-party debt to the Company. The Parent note functions as a form of permanent financing for the Company with changes during the period representing excess net receipts used to pay down the balance or excess net payments which increase the draw on the Parent note. Interest expense is charged on the Parent note at a rate reflective of the third party interest rates paid by Cretex. During the periods included in the carve-out financial statements the contractual rate was 4.0% per annum. The Company was a joint and severally liable guarantor of the corporate third party debt, along with the other subsidiaries of the Parent company.

During the fiscal year ended December 27, 2014 the Company made a non-operating cash distribution to the Parent company of $5,487 that increased the Parent note.

Allocated expenses

The Company was allocated selling, general and administrative expenses from the Parent company for certain shared services of $2,782, $3,487 and $2,712 for the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013, respectively. The allocated costs are included in selling, general and administrative expenses in the carve-out statements of operations. The historical costs and expenses reflected in our carve-out financial statements include an allocation for certain corporate functions historically provided by Cretex. The Parent company’s senior management oversees the operations of CCP and is employed by the Parent company and certain functions critical to the Company’s operations are centralized and managed by Cretex. Historically, the centralized functions have included executive senior management, financial reporting, financial planning and analysis, accounting, shared services, information technology, tax, risk management, treasury, legal, human resources, land management and strategy and development. The cost of each of these services has been allocated to the Company on the basis of revenue as compared to that of the Parent company for corporate general and administrative expenses and head count as compared to that of the Parent company for human resources, safety and information technology related support costs. The Company and Cretex believe that these allocations reasonably reflect the utilization of services provided and benefits received. However, these amounts are not necessarily representative of the amounts that would have been incurred by the company as a separate entity.

Related party payables and activity

The Company has primarily operated independently of the other Cretex subsidiaries with the exception of Elk River Machine Company (“Elk River”) from which CCP purchased jackets, forms, rings, liners and repairs. CCP purchased approximately $742, $1,337 and $488 of goods and services from Elk River for the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013, respectively. Payment for the goods and services is settled in the month

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

9. Related party transactions (Continued)

following the receipt of the goods and services through the Parent note. The Company had $144 and $138 in outstanding related party payables to Elk River as of September 30, 2015 and December 27, 2014.

Transfers of property, plant and equipment

The Company has transferred various property, plant and equipment to, and received from, various Cretex subsidiaries during the periods covered by the carve-out financial statements. Transfers of property, plant and equipment are reflected at net book value with reductions recorded to the Parent note for property transferred out and additions to the note for Properties transferred in. During the period ended December 27, 2014, the Company transferred out $876 net book value of property, plant and equipment with no additional consideration received. Additionally, during the period ended December 28, 2013 the Company received in $45 net book value of property, plant and equipment with no additional consideration paid.

10. Long term debt

In addition to the Parent note described in note 9, the Company also had a loan agreement (“Hawley loan”) supported by industrial development revenue bonds (“Revenue bonds”) of the city of Hawley, Minnesota (“Hawley”). The loan agreement and Revenue bonds were issued to finance the construction of a CCP manufacturing facility located in Hawley (“Hawley plant”). The total amount of the loan was for $10.0 million with amounts held in escrow until requisitions were approved for the reimbursement of expenses on the Hawley plant. The company requisitioned and received approximately $7.3 million in December 2013 with the remaining $2.7 million requisitioned in early 2014.

The principal amount of the Hawley loan amortizes in equal monthly installments over the term of the loan until the maturity date of December 1, 2038. Monthly principal payments are being made on the loan based on a 20 year amortization at the rate of $500 per year. The Hawley loan contains customary provisions relating to prepayments, affirmative covenants, negative covenants and events of default. The interest rate per annum applicable to the Hawley loan is based on a fluctuating rate of interest determined by reference to a LIBOR Index Rate plus the applicable spread of approximately 80 basis points.

The outstanding principal balance of the Hawley loan was $9,500 at December 27, 2014. The Hawley loan was paid in full on September 22, 2015 by the Parent company.

11. Employee benefit plans

The Company’s employees participate in defined benefit pension plans that are sponsored by Cretex. The pension plans are the Cretex Salaried Pension Plan (“Salaried Plan”) that was frozen in 2008 and the Cretex Hourly Pension Plan (“Hourly Plan”) that was frozen during the period 2008 to 2011. These plans include other Cretex employees that are not employees of the Company. Cretex also provides certain retiree health and life insurance benefits to eligible employees who have retired from the Company. Due to their separation from Cretex on October 1, 2015, participating CCP employees were offered the choice of annuity or lump sum settlement payout options. Both plans were terminated by Cretex effective December 31, 2015.

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

11. Employee benefit plans (Continued)

The Salaried Plan and Hourly Plan are accounted for as multiemployer plans. During the year ended December 28, 2013 the required minimum payments attributable to CCP for the plans were $544 and $477 for the Salaried Plan and the Hourly Plan, respectively. There were no minimum payments required for the period ended September 30, 2015 or the fiscal year ended December 27, 2014. Due to the sale of CCP to Forterra, the withdrawal of the CCP employees from the plans may trigger a withdrawal liability. This liability has not been determined and is not included in the carve-out financial statements. In the sale of CCP to Forterra, Cretex assumed responsibility for all future liabilities and payments for these defined benefit pensions plans.

In addition, the Company has participated in a number of multiemployer defined benefit pension plans under collective bargaining agreement (CBA) terms that cover the Company’s union-represented employees. Cretex, on behalf of the Company, contributes to these plans. The risks of participating in these multiemployer plans differ from those of single-employer plans in the following aspects:

•	Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.

•	If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be assumed by the remaining participating employers.

•	If the Company chooses to stop participating in a multiemployer plan, it may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Company’s participation in these plans is outlined in the below table. The “EIN/Pension Plan Number” column provides the Employee Identification Number (EIN) and the three-digit plan number. The most recent Pension Protection Act (PPA) zone status available is for the plan years ended December 31, 2015, 2014 and 2013 (unless otherwise noted). The zone status information was determined from the plans annual funding notices. Among other contributing factors, plans in the red zone are generally less than 65 percent funded, plans in the yellow zone are between 65 and 80 percent funded, and plans in the green zone are at least 80 percent funded. The “FIP/RP Status” column indicates plans for which a financial improvement plan (FIP) or a rehabilitation plan (RP) is either pending or has been implemented. The last column lists the expiration date of the collective-bargaining agreements. For the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013, none of the Company’s plan contributions, excluding withdrawal payments, represented 5% or greater of the total plan contributions. The Company did not pay any surcharge payments during 2015, 2014 or 2013.

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

11. Employee benefit plans (Continued)

Pension Fund	EIN Pension Plan Number	PPA Zone Status			FIP/RP Status	Contributions Made			Expiration Date of CBA	– Funded % –
		2015	2014	2013		2015	2014	2013		2015	2014	2013
Central States SE & SW Areas Pension Plan	36-6044243001	Red	Red	Red	Yes	$—	$2,061	$—	Withdrawn	47.9%	48.4%	47.6%
Construction Industry Laborers Pension Fund	43-6060737001	Green	Green	Green	No	—	187	210	Withdrawn in 1/31/2015	91.7%	90.3%	88.1%
Minnesota Laborers Pension Fund	41-6159599001	Green	Green	Green	No	3,563	—	116	Withdrawn
Central Pension Fund of International Union of Operating Engineers	36-6052390001	Green	Green	Green	No	—	101	151	CBA expires 5/31/2018	93.7%	90.3%	87.8%

						$3,563	$2,349	$477

On July 16, 2014, the Parent company executed a Settlement Agreement and Release with the Central States SE and SW Areas Pension Plan (“Central States plan”) resulting in a final withdrawal settlement payment. CCP participated in the Central States plan through various collective bargaining agreements along with other subsidiaries of the Parent company. The portion of the final withdrawal settlement payment attributable to the Company is $2,061 and is reflected as a liability in the carve-out financial statements as of December 29, 2012.

During February 2015, the Company negotiated the replacement of the Construction Industry Laborers Pension Fund with a Company (single-employer) sponsored 401(k) plan at its last contributing plant, triggering the complete withdrawal liability assessment from the fund. On December 4, 2015, the Parent company executed a settlement agreement and release resulting in a final withdrawal settlement payment of $253.

During 2014, the Parent company negotiated the replacement of the Minnesota Laborers Pension Fund with a Company (single-employer) sponsored 401(k) plan at its last contributing plant, triggering the complete withdrawal liability assessment from the fund. On February 9, 2015, the Parent company received notice from the fund of its complete withdrawal liability assessment of $3,915. The Parent company filed a Request for Review, as provided under ERISA, appealing the methodology used by the fund. Under the withdrawal assessment, the Parent company was required to make quarterly payments of $113 commencing on April 10, 2015. On June 10, 2015, the Parent company executed a settlement agreement and release resulting in a final withdrawal settlement payment of $3,450. The plan also retained the quarterly withdrawal installment of $113 paid in 2015.

Replacement of multiemployer pension plans with Company (single-employer) sponsored retirement plans may require the Parent company to pay withdrawal liabilities if the plans are

CRETEX CONCRETE PRODUCTS, INC.

Notes to Carve-out Financial Statements

(In $US thousands)

11. Employee benefit plans (Continued)

underfunded at the time of the withdrawal. As described above, the information available pertaining to the plans is at minimum two years preceding September 30, 2015, therefore the estimate of the Company’s withdrawal liability is as if it was assessed during, or preceding, September 30, 2015. Factors that impact funded status of plans include, but not limited to, investment performance, changes in participant demographics, funding improvement and rehabilitation plans, adjustments to benefits, changes in the number of contributing employers, changes in actuarial assumptions and utilization of extended amortization provisions.

Due to uncertainty regarding future factors that could trigger withdrawal liability, as well as the absence of specific information regarding the plan’s current financial situation, the Company was unable to determine the specific amount and timing of the future withdrawal liabilities for the Central Pension Fund of International Union of Operating Engineers’ and therefore did not record a withdrawal liability for the period ended September 30, 2015 and the fiscal years ended December 27, 2014 and December 28, 2013.

In the sale of CCP to Forterra, Cretex assumed responsibility for all future liabilities and payments for all of the defined benefit pensions plans.

12. Subsequent events

In accordance with ASC 855 subsequent Events, the Company has reviewed and updated its subsequent events through July 8, 2016, the date the financial statements were issued.

On October 1, 2015 Forterra acquired 100% of the outstanding common stock of CCP as discussed in footnote 1. The operations of CCP have been integrated into Forterra operations effective on October 1, 2015. As a part of the purchase agreement for the acquisition by Forterra, certain current and future liabilities of CCP were assumed by the Parent company including pension obligations, accrued profit sharing, accrued bonuses and deferred compensation.

In addition, a transition services agreement (“TSA”) was signed between Forterra and the Parent company specifying the provision of certain services including data provision and access to historical records, assistance in contract assignment, human resources assistance, general administrative services, training, information technology and other support services. These services run from a period of 6 to 24 months depending upon the service. Provision of certain services over a 6 month period are provided by the Parent company at a cost to Forterra estimated at approximately $30 per month.

On April 5, 2016 Forterra sold properties throughout its portfolio, including the properties acquired with CCP, to two unrelated third parties, Pipe Portfolio Owner (Multi) LP. and Fort-Ben Holdings (ONQC) Ltd. (collectively the “Buyer”). Forterra and Buyer contemporaneously entered into master land and building agreements under which Forterra agreed to lease back each of the properties for an initial twenty year term. Forterra is responsible for all real property taxes and specified insurance and maintenance costs. Forterra has options to extend each lease for an additional 9 years and 11 months.

18,420,000 Shares

Forterra, Inc.

Common Stock

PROSPECTUS

October 19, 2016

Goldman, Sachs & Co.

Citigroup

Credit Suisse

Barclays

Deutsche Bank Securities

RBC Capital Markets

Oppenheimer & Co.

Stephens Inc.

SunTrust Robinson Humphrey

Until November 13, 2016 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.